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Rule 12g3-2(b) File No. 82-34792

November 10, 2004

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

dlw 11/17

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 81-3-3597-8101, fax: 81-3-3597-8120).

Kindly acknowledge receipt of his letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Daniel Liu

Enclosures

ANNEX A

Date	Description
September 1, 2004	Notification of Sanctions From China Mobile to Shenzhen Tencent Computer Systems Company Limited
September 2, 2004	Interim Report of the Company
August 19, 2004	Announcement of the Company's Half-year Results for 2004
August 19, 2004	Announcement of the Company's Half-year Results for 2004 (summary)
August 16, 2004	Schedule 7: Notification of Change in Place of Register of Interests in Shares and Short Positions of Substantial Shareholders
August 16, 2004	Schedule 8: Notification of Change in Place of Directors' and Chief Executives' Register of Interests and Short Positions
August 16, 2004	F2: Change of Address of an Oversea Company
August 9, 2004	Announcement Regarding Change of Principal Place of Business
July 15, 2004	Announcement of End of Stabilizing Period
July 6, 2004	Announcement Regarding the Exercise of the Over-allotment Option
June 30, 2004	Schedule 7: Notification of Place of Register of Interests in Shares and Short Positions of Substantial Shareholders
June 30, 2004	Schedule 8: Notification of Place of Directors' and Chief Executives' Register of Interests and Short Positions
June 15, 2004	Announcement Regarding the Hong Kong Public Offering and International Placing—Basis of Allocation of Shares
June 10, 2004	Announcement Regarding the Hong Kong Public Offering and International Placing
June 7, 2004	Announcement Regarding the Hong Kong Public Offering and International Placing
June 7, 2004	Prospectus for the Hong Kong Public Offering and International Placing
May 13, 2004	F3: Notification of Change of Authorized Representatives
June 1, 2004	D2: Changes of Address of Secretary

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTIFICATION OF SANCTIONS FROM CHINA MOBILE TO SHENZHEN TENCENT COMPUTER SYSTEMS COMPANY LIMITED

Tencent Computer received a notice on 9 September 2004 from China Mobile that China Mobile was imposing sanctions upon Tencent Computer for certain audio contents offered by Tencent Computer on the Channel being in violation of the content requirements stipulated by China Mobile. Sanctions of China Mobile imposed on Tencent Computer included temporary suspension of all services offered on the Channel and temporary suspension of approval for any application from Tencent Computer to offer new mobile application services. The Group is taking remedial actions to comply with the requirements of China Mobile. This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Tencent Computer received a notice on 9 September 2004 from China Mobile that China Mobile was imposing sanctions upon Tencent Computer for certain audio contents offered by Tencent Computer on the Channel being in violation of the content requirements stipulated by China Mobile.

The sanctions that China Mobile imposed on Tencent Computer are summarized as follows:

- China Mobile has temporarily suspended the services offered on the Channel from 11 August 2004 and Tencent Computer is required to take remedial actions and submit a report. The resumption of the services offered on the Channel is subject to China Mobile's satisfactory review of Tencent Computer's remedial actions; and
- commencing 15 August 2004, China Mobile temporarily suspended any approval for any Tencent Computer's application to offer new services and launch joint marketing activities on China Mobile's existing platforms for 3 months and also any Tencent Computer's application to offer services on new platforms of China Mobile for 6 months.

The Group is taking remedial actions to comply with the requirements of China Mobile. Given that the other 20 channels operated by Tencent Computer for the provision of mobile IVR services are not affected by the sanctions imposed by China Mobile and that the revenues from the Channel did not constitute a material portion of the Group's total mobile and telecommunications value-added services revenues reported for the three and six months ended 30 June 2004, the Board considers that the suspension of services offered on the Channel will not have a material impact on the Group's overall operations.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, unless the context otherwise requires, the following words and expressions have the following meanings:

the "Board"	means	the board of directors of the Company;
the "Channel"	means	one mobile IVR services channel operated by Tencent Computer in respect of which China Mobile has temporarily suspended its services from 11 August 2004;
"China Mobile"	means	China Mobile Communications Corporation;
the "Company"	means	Tencent Holdings Limited;
the "Group"	means	the Company, its subsidiaries and companies consolidated for accounting purposes;
"IVR"	means	Interactive Voice Response, a software application that accepts a combination of voice telephone input and touchtone keypad selection and provides appropriate responses in the forms of voice messages, facsimiles, callback or e-mails;
"Listing Rules"	means	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
the "PRC"	means	the People's Republic of China; and
"Tencent Computer"	means	深圳市騰訊計算機系統有限公司 (Shenzhen Tencent Computer Systems Company Limited), a company established in the PRC with limited liability and a member of the Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 10 September 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

Interim Results

Following the initial listing of the shares in Tencent Holdings Limited (the "Company") on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 16 June 2004, the board of directors of the Company (the "Board") is pleased to announce the unaudited consolidated results of the Company, its subsidiaries and companies consolidated for accounting purposes (collectively, the "Group") for the three and six months ended 30 June 2004, respectively. These interim results have been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors, and by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with SAS700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants.

Condensed Consolidated Profit and Loss Accounts

For the three and six months ended 30 June 2004

		Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	Note	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Revenues					
Mobile and telecommunications value-added services		156,054	115,086	298,871	199,383
Internet value-added services		99,913	47,898	204,499	80,910
Online advertising		12,847	8,529	21,062	15,347
Others		1,699	646	3,634	1,512
		270,513	172,159	528,066	297,152
Cost of revenues		(100,159)	(51,437)	(187,527)	(87,776)
Gross profit		170,354	120,722	340,539	209,376
Other operating income/(expense), net		—	(1,182)	18	(1,146)
Selling and marketing expenses		(26,465)	(10,970)	(49,509)	(23,283)
General and administrative expenses		(28,310)	(22,502)	(62,384)	(39,154)
Profit from operations	3	115,579	86,068	228,664	145,793
Finance income, net		1,003	494	1,934	237
Profit before taxation		116,582	86,562	230,598	146,030
Taxation	4	(3,293)	(4,342)	(10,005)	(6,465)
Profit for the period		113,289	82,220	220,593	139,565
Earnings per share					
- basic (RMB)	6	0.085	0.060	0.170	0.103
- diluted (RMB)	6	0.085	0.060	0.170	0.103
Proposed dividends	5	N/A	N/A	N/A	N/A

Condensed Consolidated Balance Sheets

As at 30 June 2004 and 31 December 2003

	Note	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Assets			
Non-current assets			
Fixed assets	7	**113,298**	80,139
Deposit in connection with the formation of an operating company, Shiji Kaixuan Technology	15	—	11,000
Current assets			
Accounts receivable	8	**141,856**	99,726
Amounts due from shareholders		—	82
Prepayments, deposits and other receivables	9	**42,572**	35,872
Term deposits with initial term of over three months		**62,971**	23,311
Cash and cash equivalents		**1,950,665**	325,586
		2,198,064	484,577
Total assets		**2,311,362**	575,716
Equity and liabilities			
Current liabilities			
Trade payables	10	**3,864**	—
Other payables and accruals	11	**86,129**	59,301
Dividends payable		**145**	—
Income taxes payable		**4,644**	7,115
Other taxes payable		**23,656**	32,679
Deferred revenue		**12,839**	3,676
		131,277	102,771
Non-current liabilities			
Deferred tax liabilities	13	—	988
Total liabilities		**131,277**	103,759
Shareholders' equity			
Share capital	12	**183**	138
Reserves		**2,179,902**	471,819
Total shareholders' equity		**2,180,085**	471,957
Total liabilities and shareholders' equity		**2,311,362**	575,716

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2004

	Unaudited					
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2004	138	15,261	20,000	3,653	432,905	471,957
Dividends paid	—	—	—	—	(28,935)	(28,935)
Profit for the period	—	—	—	—	220,593	220,593
Issue of shares	45	1,656,687	—	—	—	1,656,732
Shares issue expenses	—	(140,262)	—	—	—	(140,262)
Balance at 30 June 2004	183	1,531,686	20,000	3,653	624,563	2,180,085

	Unaudited					
	Share capital RMB'000	Share premium RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2003	149	53,105	1,000	—	143,696	197,950
Dividends paid	—	—	—	—	(10,334)	(10,334)
Profit for the period	—	—	—	—	139,565	139,565
Balance at 30 June 2003	149	53,105	1,000	—	272,927	327,181

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2004

	Unaudited Six months ended 30 June 2004 RMB'000	2003 RMB'000
Net cash inflow from operating activities	**177,860**	126,526
Net cash used in investing activities	**(69,383)**	(17,495)
Net cash inflow/ (used) in financing activities	**1,516,602**	(10,334)
Increase in cash and cash equivalents	**1,625,079**	98,697
Cash and cash equivalents at 1 January	**325,586**	45,254
Cash and cash equivalents at 30 June	**1,950,665**	143,951
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**1,950,665**	143,951

Notes to the Condensed Accounts

1 Basis of preparation and presentation

These unaudited consolidated condensed accounts of the Company, its subsidiaries and companies consolidated for accounting purposes (collectively, the "Group") are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim financial reporting" issued by the International Accounting Standards Board.

These condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 in connection with the initial listing of the shares on the Main Board of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements. In particular, we have consolidated Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") into the financial statements of the Group notwithstanding the lack of legal share ownership, because in substance certain contractual arrangements enacted with these companies give the Company control over the two companies by way of controlling more than one half of the voting rights of the two companies, governing their financial and operational policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual arrangements also transfer the risks and rewards of the two companies to the Company.

2 Segment information

As all of the Group's activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the three and six months ended 30 June 2003 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 30 June 2004				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	156,054	99,913	12,847	1,699	270,513
Gross profit/(loss)	96,218	65,864	9,511	(1,239)	170,354
Selling and marketing expenses					(26,465)
General and administrative expenses					(28,310)
Profit from operations					115,579
Finance income, net					1,003
Profit before taxation					116,582
Taxation					(3,293)
Profit for the period					113,289

2 Segment information (Continued)

	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
	Unaudited Three months ended 30 June 2003				
Revenues	115,086	47,898	8,529	646	172,159
Gross profit	82,554	31,123	6,644	401	120,722
Other operating expenses, net					(1,182)
Selling and marketing expenses					(10,970)
General and administrative expenses					(22,502)
Profit from operations					86,068
Finance income, net					494
Profit before taxation					86,562
Taxation					(4,342)
Profit for the period					82,220

2 Segment information (Continued)

	Unaudited Six months ended 30 June 2004 Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	298,871	204,499	21,062	3,634	528,066
Gross profit/(loss)	190,770	137,763	13,869	(1,863)	340,539
Other operating income, net					18
Selling and marketing expenses					(49,509)
General and administrative expenses					(62,384)
Profit from operations					228,664
Finance income, net					1,934
Profit before taxation					230,598
Taxation					(10,005)
Profit for the period					220,593

2 Segment information (Continued)

	Unaudited Six months ended 30 June 2003				
	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	199,383	80,910	15,347	1,512	297,152
Gross profit	145,620	51,199	11,313	1,244	209,376
Other operating expenses, net					(1,146)
Selling and marketing expenses					(23,283)
General and administrative expenses					(39,154)
Profit from operations					145,793
Finance income, net					237
Profit before taxation					146,030
Taxation					(6,465)
Profit for the period					139,565

3 Profit from operations

Profit from operations is stated after charging the following:

	Unaudited Three months ended 30 June 2004 RMB'000	Unaudited Three months ended 30 June 2003 RMB'000	Unaudited Six months ended 30 June 2004 RMB'000	Unaudited Six months ended 30 June 2003 RMB'000
Staff costs	32,686	17,751	64,964	27,712
Value-added tax paid upon transfer of software within the Group	3,300	—	5,402	—
Depreciation on fixed assets	6,454	2,112	12,185	4,538
Operating lease rentals in respect of land and buildings	2,827	2,014	5,724	3,780
Research and development expenses (Note)	8,075	4,939	20,714	8,776
Auditors' remuneration	797	4	887	574

Note: Research and development expenses included staff costs and depreciation of approximately RMB3,943,000, RMB7,059,000, RMB7,023,000 and RMB13,244,000 for the three and six months ended 30 June 2003 and 2004, respectively. The Group had not capitalized any of research and development expenses for the three and six months ended 30 June 2003 and 2004, respectively.

4 Taxation

(A) CAYMAN ISLANDS AND BRITISH VIRGIN ISLANDS PROFITS TAX

The Group is not subject to any taxation under these jurisdictions for the three and six months ended 30 June 2003 and 2004, respectively.

(B) HONG KONG PROFITS TAX

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2003 and 2004, respectively.

4 **Taxation** (Continued)

(C) PRC ENTERPRISE INCOME TAX

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three and six months ended 30 June 2003 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, a subsidiary of the Group, Tencent Computer, is exempt from EIT for the one year starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the three and six months ended 30 June 2003 and 2004, respectively.

In addition, another subsidiary of the Group, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), has been approved by relevant tax authorities as a foreign invested enterprise with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years. 2004 is the second year of the Tencent Technology Tax Holiday and accordingly, no provision for EIT was made in the financial statements for the three and six months ended 30 June 2003 and 2004, respectively.

The other subsidiaries of the Group incorporated in the PRC had insignificant or no assessable profits during the three and six months ended 30 June 2004.

4 **Taxation** (Continued)

(C) PRC ENTERPRISE INCOME TAX (Continued)

An analysis of the profits tax charges for the three and six months ended 30 June 2003 and 2004, respectively, is as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
PRC current tax	4,644	4,342	10,993	6,465
Deferred tax (Note 13)	(1,351)	—	(988)	—
	3,293	4,342	10,005	6,465

4 Taxation (Continued)

(C) PRC ENTERPRISE INCOME TAX (Continued)

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Profit before taxation	**116,582**	86,562	**230,598**	146,030
Tax calculated at a tax rates of 15%	**17,488**	12,985	**34,590**	21,905
Effects of different tax rates available to different companies of the Group	**—**	(5,624)	**—**	(11,999)
Effects of tax holiday on assessable income of companies within the Group	**(30,912)**	(4,502)	**(52,258)**	(6,432)
Expenses not deductible for tax purposes	**229**	—	**582**	—
Deferred tax assets not recognised (Note 13)	**16,667**	—	**26,795**	—
Utilisation of previously unrecognized tax losses	**(230)**	—	**(230)**	—
Unrecognised tax losses sustained by companies of the Group	**51**	1,483	**526**	2,991
Tax charge	**3,293**	4,342	**10,005**	6,465

4 Taxation (Continued)

(D) VALUE-ADDED TAX, BUSINESS TAX AND RELATED TAXES

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

5 Dividends

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004 RMB'000	2003 RMB'000	2004 RMB'000	2003 RMB'000
Final, paid, of RMB0.023 (2003: RMB0.008) per ordinary share	28,935	10,334	28,935	10,334

Pursuant to a resolution passed by the Board on 20 January 2004, the final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account two share splits mentioned in Note 12) with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000) of which approximately US$3,482,500 (equivalent to approximately RMB28,790,000) had been paid up to 30 June 2004. The remaining balance of US$17,500 (equivalent to approximately RMB145,000) was recorded as dividends payable in the condensed consolidated balance sheet as at 30 June 2004. This proposed dividend was not reflected as dividends payable in 2003, but was reflected as an appropriation of retained earnings for the three and six months ended 30 June 2004.

5 **Dividends** (Continued)

The Board has resolved not to declare any interim dividend in respect of the six months ended 30 June 2004 (2003: Nil).

6 **Earnings per share**

Basic earnings per share are calculated by dividing the net profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	2003	**2004**	2003
Profit for the period (RMB'000)	**113,289**	82,220	**220,593**	139,565
Weighted average number of ordinary shares in issue (in thousand) (Note)	**1,329,738**	1,359,808	**1,295,109**	1,359,808
Basic earnings per share (RMB) (Note)	**0.085**	0.060	**0.170**	0.103

The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potential dilutive shares of the Company mainly relate to the pre-IPO share options granted to employees which remained outstanding as at 30 June 2004. The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration.

6 Earnings per share (Continued)

Upon the listing of the Company's shares on the Stock Exchange on 16 June 2004, the exercisability of the pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and six months ended 30 June 2004 were presented to reflect the dilutive effects of the pre-IPO share options granted. There were no potential dilutive instruments for the three and six months ended 30 June 2003 as the pre-IPO share options had not met the pre-condition for their exercisabilty before the listing. Accordingly, the diluted earnings per share are equal to the basic earnings per share.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	2003	2004	2003
Profit for the period (RMB'000)	113,289	82,220	220,593	139,565
Weighted average number of ordinary shares in issue (in thousand) (Note)	1,329,738	1,359,808	1,295,109	1,359,808
Adjustments for - share options (in thousand) (Note)	10,306	—	5,154	—
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	1,340,044	1,359,808	1,300,263	1,359,808
Diluted earnings per share (RMB) (Note)	0.085	0.060	0.170	0.103

Note : All per share information has been adjusted retroactively as if the aggregate effect of the two share splits (mentioned in Note 12) had taken place at the beginning of 2003.

7 Fixed assets

	Unaudited RMB'000
Opening net book amount as at 1 January 2004	80,139
Additions	45,351
Disposals	(7)
Depreciation charge	(12,185)
Closing net book amount as at 30 June 2004	113,298

8 Accounts receivable

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
0 - 30 days	94,317	45,694
31 days - 60 days	32,721	31,573
61 days - 90 days	8,339	17,635
Over 90 days but less than a year	6,479	4,824
	141,856	99,726

No specific credit period was granted by the Group to its customers but customers were usually required to settle the outstanding balances within 30 to 90 days from the billing date. Substantially all the receivable balances as at the end of the period/year were due from China United Telecommunications Corporation and China Mobile Communications Corporation and their branches, subsidiaries and affiliates.

9 Prepayments, deposits and other receivables

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
VAT refund receivable (Note)	25,212	25,900
Rental deposits	3,296	2,293
Travelling advance to employees	3,877	1,989
Rental payments	684	1,671
Interest receivable	417	617
Other prepayments	9,086	3,402
	42,572	35,872

Note: These amounts represent the tax rebate on VAT paid by Tencent Technology in intragroup software sales transactions. According to a notice of the relevant government authorities in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% on software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau (the "Tax Rebate") in the form of a government grant. The Tax Rebate of RMB25,900,000 as at 31 December 2003 had been fully settled by the tax bureau to Tencent Technology as at 30 June 2004 and the directors of the Company are confident that there is no recoverability problem associated with the unsettled balance of the Tax Rebate of RMB25,212,000 as at 30 June 2004 arising from intragroup software sales made during the six months ended 30 June 2004.

10 Trade payables

Trade payables and their ageing analysis are as follows:

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
0 - 30 days	**2,638**	—
31 days - 60 days	**1,094**	—
61 days - 90 days	**132**	—
	3,864	—

11 Other payables and accruals

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Staff costs and welfare accruals	**19,870**	21,661
Prepayments received from customers	**20,413**	18,836
Initial public offering expenses accruals and payables	**28,921**	—
Professional fees accruals	**943**	6,625
Others	**15,982**	12,179
	86,129	59,301

12 Share capital

The authorised share capital of the Company as at 1 January 2003 was 5,000,000 shares at US$0.01 (equivalent to RMB0.083) each. Pursuant to a resolution passed on 26 September 2003, the Company undertook a share split whereby each then issued ordinary share was split into 10.788 shares. The authorized share capital was then increased from 5,000,000 shares to 53,941,626 shares and the par value of each share was also altered from US$0.01 (equivalent to RMB0.083) each to no par value.

On 24 March 2004, the Company undertook another share split whereby each then issued ordinary share was split into 70 shares. The Board also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HK$ 0.0001 was re-assigned to each share.

Movements in the issued share capital for the year ended 31 December 2003 and for the six months ended 30 June 2004 are as follows:

	Ordinary shares	
	Number of shares	Amount RMB'000
At 1 January 2003	1,800,688	149
At 30 June 2003	1,800,688	149
Shares cancelled during the year (Note (a))	(131,580)	(10)
Increase in number of shares upon share split (Note (b))	16,337,772	—
Shares cancelled after share split (Note (c))	(12)	(1)
At 31 December 2003/ 1 January 2004	18,006,868	138
Increase in number of shares upon share split (Note (d))	1,242,473,892	—
Shares issued during the period (Note (e))	420,160,500	45
At 30 June 2004	1,680,641,260	183

12 Share capital (Continued)

Notes:

(a) On 11 August 2003, the Company undertook a redemption of 131,580 ordinary shares in issue from certain of the then shareholders at a consideration of US$34.80 (equivalent to RMB287.69) each. All these redeemed shares were then cancelled.

(b) On 26 September 2003, the Company undertook a share split (the "First Share Split") whereby 1 then issued ordinary share was split into 10.788 shares. Accordingly, the number of issued shares was increased from 1,669,108 to 18,006,880 with the relative percentage of shareholding among the shareholders remained unchanged. The nominal value of the ordinary shares was also decreased from US$0.01 to no par value.

(c) On 30 September 2003, the Company undertook to redeem a total of 12 ordinary shares from the then existing shareholders at a consideration of US$3.23 (equivalent to RMB26.66) each. All these redeemed shares were then cancelled.

(d) On 24 March 2004, the Company undertook another share split (the "Second Share Split") whereby 1 then issued ordinary share was split into 70 shares, while the relative rights of each shareholder remained unchanged.

(e) On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in form of cash. This issuance consisted of (1) a public offering of 210,080,000 shares in Hong Kong and (2) a placement of 210,080,500 shares to institutional investors outside Hong Kong and the United States in reliance on Regulation S under the Securities Act and those in the United States in reliance on Rule 144A or another exemption under the Securities Act.

13 Deferred income taxes

Deferred income taxes are calculated in respect of temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The movements of deferred taxation of the Group are as follows:

Deferred tax liabilities:

	Unaudited Six months ended 30 June 2004 RMB'000	Audited Year ended 31 December 2003 RMB'000
At beginning of period/year	988	3,058
Increase during the period/year	—	988
Reversal during the period/year	(988)	(3,058)
At end of period/year	—	988
The deferred tax liabilities were provided in respect of:		
Taxes applicable to the transfer of profits derived from Tencent Computer to the Company	—	988

The ending deferred taxation balances of the Group are as follows:

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Deferred tax liabilities	—	988

13 Deferred income taxes (Continued)

Certain intra-group software sales were transacted during the year ended 31 December 2003 and the six months ended 30 June 2004. The cost of the software, upon obtaining an approval from the local tax bureau in the PRC, might be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. These gave rise to a potential temporary difference between the accounting base (in the consolidated financial statements of the Group) and the tax base (in the company financial statements of Tencent Computer) in such intra-group transactions. The related potential deferred tax assets, estimated to be in the amount RMB63,286,000 and RMB36,491,000 respectively, had not been recognised in the condensed accounts as at 30 June 2004 and the consolidated financial statements as at 31 December 2003 because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau in claiming the Amortisation as tax deductible expenses of Tencent Computer, and the accounting base of such temporary difference as at the end of the two reporting periods was assessed to be zero.

The Company did not have other unprovided deferred taxation as at 30 June 2004.

14 Commitments

(A) CAPITAL COMMITMENTS

The Group had the following capital commitments being contracted but not provided for as at 31 December 2003 and 30 June 2004, respectively:

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Acquisition of fixed assets:		
- Contracted but not provided for	10,136	7,043

14 Commitments (Continued)

(B) OPERATING LEASE COMMITMENTS

The Group had future aggregate minimum lease payments under non-cancelable operating leases in respect of buildings as at 31 December 2003 and 30 June 2004, respectively, as follows:

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Not later than one year	15,008	13,533
Later than one year and not later than five years	20,269	28,740
	35,277	42,273

(C) OTHER COMMITMENTS

	Unaudited 30 June 2004 RMB'000	Audited 31 December 2003 RMB'000
Bandwidth leasing	46,690	66,111

15 Related parties transactions

Deposit in connection with the formation of Shiji Kaixuan

Pursuant to an agreement entered into among the Registered Shareholders and Tencent Technology on 16 December 2003, a sum of RMB11,000,000 was advanced by Tencent Technology to the Registered Shareholders for making capital contribution into Shiji Kaixuan. The Registered Shareholders granted an irrevocable and exclusive right to Tencent Technology, and through another person, to purchase all or part of the equity interests and assets of Shiji Kaixuan at a nominal consideration. Shiji Kaixuan was formally approved to be incorporated on 13 January 2004 by the relevant PRC authorities.

Except for the above related parties transaction, no other material related parties transactions occurred.

16 Share option plans

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME")

Under the Pre-IPO Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options may be granted under the Pre-IPO Option Scheme is not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option is made. The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options will vest in four equal tranches after the expiration of a 12 months, 24 months, 36 months and 48 months' period beginning on the date of the grant, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. In each grant of the options, the Board may at their discretion determine the specific vesting and exercise periods, as well as the exercise price.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in specie) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

16 Share option plans (Continued)

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME") (Continued)

The movements and details of the number of share options granted to employees up to 30 June 2004 under the Pre-IPO Option Scheme are shown as follows:

			Number of share options			
Date granted	Exercisable period	Exercise price USD (Note 1)	Balance at 1 January (Note 1)	Granted during the period (Note 1)	Cancelled during the period (Note 1)	Balance at 30 June (Note 1)
Six months ended 30 June 2004						
10 August 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	47,845,000	–	–	47,845,000
From 10 September 2001 to 14 December 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	7,261,100	–	–	7,261,100
From 10 March 2002 to 10 June 2002	later of Commencement Date or IPO Date to 31 December 2011	0.0497	6,982,500	–	–	6,982,500
From 10 February 2004 to 24 March 2004	later of Commencement Date or IPO Date to 31 December 2011	0.1967/ 0.4396	–	10,464,230	(166,460)	10,297,770
			62,088,600	10,464,230	(166,460)	72,386,370
Six months ended 30 June 2003						
10 August 2001 (Note 2)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	47,845,000	–	–	47,845,000
From 10 September 2001 to 14 December 2001	later of Commencement Date and IPO Date to 31 December 2011	0.0497	7,733,600	–	–	7,733,600
From 10 March 2002 to 10 June 2002	later of Commencement Date and IPO Date to 31 December 2011	0.0497	6,982,500	–	–	6,982,500
			62,561,100	–	–	62,561,100

16 Share option plans (Continued)

A. PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME") (Continued)

Note 1: The exercise price and the number of share options granted as at 30 June 2003 and 2004 have been adjusted retroactively as a result of the combined effect of the two option splits effectuated on 26 September 2003 and 24 March 2004 as if the splits had taken place on 10 August 2001.

Note 2: Pursuant to the Pre-IPO Option Scheme, the Company granted 47,845,000 options at a subscription price of US$0.0497 each, out of which a cash bonus will be paid by the Company to grantees holding in aggregate 17,745,000 of the options. The bonus will be determined according to half of the amount of the subscription price payable by such grantee upon the options are exercised.

B. POST-IPO SHARE OPTION SCHEME (THE "POST-IPO OPTION SCHEME")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board but may not exceed 10 years.

The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

During the six months ended 30 June 2004, no options were granted under the Post-IPO Option Scheme.

17 Subsequent events

A. EXERCISE OF OVER-ALLOTMENT OPTION

On 8 July 2004, a total of 63,024,000 additional shares in the Company (the "Over-allotment Shares") were issued after the exercise of an over-allotment option in full by Goldman Sachs (Asia) L.L.C. on behalf of the International Purchasers, and the Company received additional gross proceeds of approximately RMB249 million from the issue of the Over-allotment Shares. Such proceeds may be used as additional working capital.

B. ESTABLISHMENT OF A SUBSIDIARY

On 7 July 2004, the Company established a subsidiary, Tencent Asset Management Limited, which was incorporated in the British Virgin Islands with a registered capital of US$100.

Independent Review Report

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED (the "Company")
(Incorporated in the Cayman Islands with limited liability)

Introduction

We have been instructed by the Company to review the condensed interim accounts ("the interim accounts") set out on pages 1 to 28.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim accounts to be in compliance with International Accounting Standard 34 "Interim financial reporting" issued by International Accounting Standards Board and the relevant provisions thereof. The interim accounts are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim accounts and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the interim accounts.

Review work performed

We conducted our review in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim accounts and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim accounts.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim accounts for the six months ended 30 June 2004.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19 August 2004

Financial Performance – Comparison of Second Quarter 2004 with First Quarter 2004 and Second Quarter 2003

Our unaudited consolidated revenues for the three months ended 30 June 2004 were RMB270.5 million, an increase of 57.1% over the same period in 2003 and an increase of 5.0% quarter on quarter.

Revenues from our Internet value-added services were RMB99.9 million, representing an increase of 108.6% from the same period in 2003 and a decrease of 4.5% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB156.1 million, representing an increase of 35.6% from the same period in 2003 and an increase of 9.3% quarter on quarter.

Revenues from our online advertising were RMB12.8 million, representing an increase of 50.6% from the same period in 2003 and an increase of 56.4% quarter on quarter.

Cost of revenues was RMB100.2 million, representing an increase of 94.7% from the same period in 2003 and an increase of 14.6% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 37.0% for the second quarter of 2004, compared to 29.9% for the second quarter of 2003 and 33.9% for the first quarter of 2004.

Selling and marketing expenses were RMB26.5 million, representing an increase of 141.2% from the same period in 2003 and an increase of 14.8% quarter on quarter.

General and administrative expenses were RMB28.3 million, representing an increase of 25.8% from the same period in 2003 and a decrease of 16.9% quarter on quarter.

Profit for the second quarter of 2004 was RMB113.3 million, representing an increase of 37.8% from the same period in 2003 and 5.6% from the first quarter of 2004. As a percentage of revenues, profit for the period accounted for 41.9% for the second quarter of 2004, compared to 47.8% for the same period in 2003 and 41.7% for the first quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 16-day period ended 31 March 2004	For the 15-day period ended 30 June 2004
	(In millions)	
Registered IM user accounts (at end of period)	291.3	330.8
Active user accounts	97.1	110.1
Peak simultaneous online user accounts (for the quarter)	6.1	6.4
Average daily user hours	64.7	78.0
Average daily messages[1]	848.8	936.9
Fee-based Internet value-added service registered subscriptions (at end of period)	7.3	6.9
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period)[2]	12.8	12.6

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

Management's Discussion and Analysis

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004

The following table sets forth the comparative figures for the first quarter ended 31 March 2004 and second quarter ended 30 June 2004:

	Three months ended 30 June 2004 Unaudited RMB'000	Three months ended 31 March 2004 Audited RMB'000
Revenues	270,513	257,553
Cost of revenues	(100,159)	(87,368)
Gross profit	170,354	170,185
Other operating income, net	—	18
Selling and marketing expenses	(26,465)	(23,044)
General and administrative expenses	(28,310)	(34,074)
Profit from operations	115,579	113,085
Finance income, net	1,003	931
Profit before taxation	116,582	114,016
Taxation	(3,293)	(6,712)
Profit for the period	113,289	107,304

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004 (Continued)

Revenues. Revenues increased by 5.0% from RMB257.6 million for the first quarter of 2004 to RMB270.5 million for the second quarter of 2004. The following table sets forth our revenues by lines of business for the first and second quarters of 2004:

	Three months ended 31 March 2004		30 June 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands)			
Internet value-added services	104,586	40.6%	99,913	37.0%
Mobile and telecommunications value-added services	142,817	55.5	156,054	57.7
Online advertising	8,215	3.2	12,847	4.7
Others	1,935	0.7	1,699	0.6
Total revenues	257,553	100.0%	270,513	100.0%

Revenues from our Internet value-added services decreased by 4.5% from RMB104.6 million for the first quarter of 2004 to RMB99.9 million for the second quarter of 2004. The decrease reflected a slight decline in revenues from some of our IM services as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators, which in turn reduced the number of subscriptions for some of our services. Revenues from some of our community services and interactive entertainment, such as QQ Dating, also declined. These decreases in revenues were partially offset by growth in some of our newer products and services, such as QQ Show, E-Cards and online games.

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004 (Continued)

Revenues from our mobile and telecommunications value-added services increased by 9.3% from RMB142.8 million for the first quarter of 2004 to RMB156.1 million for the second quarter of 2004. The increase in revenues reflected the growth in revenues from mobile news and information content services and our music and picture/image downloading services, which began to gain popularity among our user base, and from mobile voice services and ringback tone downloading services (together referred to as "mobile voice value-added services"), both of which were launched in recent months. In addition, revenues from WAP, K-Java, BREW and MMS (together referred to as "2.5G-related services") increased due to the increased popularity of 2.5G services offered by mobile operators. Revenues from Mobile QQ subscriptions, however, declined in the second quarter of 2004 as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased by 56.4% from RMB8.2 million for the first quarter of 2004 to RMB12.8 million for the second quarter of 2004. The improvement reflected an increase in our pricing terms and also greater marketing efforts relating to our online advertising business following the launch of the QQ.com portal. Moreover, there was a seasonal increase from the previous fiscal quarter.

Revenues from our other businesses decreased by 12.2% from RMB1.9 million for the first quarter of 2004 to RMB1.7 million for the second quarter of 2004. The decrease was mainly the result of a strategic reduction in our short-term fee charge for RTX in order to gain market share.

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004 (Continued)

Cost of revenues. Cost of revenues increased by 14.6% from the first quarter of 2004 to RMB100.2 million in the second quarter of 2004. The increase principally reflected the increase in the amount of telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees. As a percentage of revenues, cost of revenues increased from 33.9% in the first quarter of 2004 to 37.0% in the second quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first and second quarters of 2004:

	Three months ended			
	31 March 2004		30 June 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands)			
Internet value-added services	32,687	31.3%	34,049	34.1%
Mobile and telecommunications value-added services	48,265	33.8	59,836	38.3
Online advertising	3,857	47.0	3,336	26.0
Others	2,559	132.2	2,938	172.9
Total cost of revenues	87,368		100,159	

Cost of revenues for our Internet value-added services increased by 4.2% from RMB32.7 million for the first quarter of 2004 to RMB34.0 million for the second quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services. In addition, we increased the amount paid for our QQ.com website content as we continued to expand those services. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues as the amount of revenues collected through that channel decreased.

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004 (Continued)

Cost of revenues for our mobile and telecommunications value-added services increased by 24.0% from RMB48.3 million for the first quarter of 2004 to RMB59.8 million for the second quarter of 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. In addition, the amount of imbalance fees grew due to the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to our subscribers.

Cost of revenues for our online advertising decreased by 13.5% from the first quarter of 2004 to RMB3.3 million for the second quarter of 2004. The decrease reflected the reduced rate of sales commissions as we gained leverage due to seasonality and our increased user base and as we became more selective with respect to the advertising agencies that we engaged to match the IM and QQ.com portal services that we offer.

Cost of revenues for our other businesses increased by 14.8% from the first quarter of 2004 to RMB2.9 million for the second quarter of 2004. The increase mainly reflected the higher cost of sales related to RTX.

Selling and marketing expenses. Selling and marketing expenses increased by 14.8% from the first quarter of 2004 to RMB26.5 million for the second quarter of 2004. The increase principally reflected additional promotional and advertising activities and related travel expenses relating to the launch and promotion of our new products and services.

General and administrative expenses. General and administrative expenses decreased by 16.9% from the first quarter of 2004 to RMB28.3 million for the second quarter of 2004. The decrease was mainly attributable to lower research and development expenses being incurred in the second quarter of 2004 compared to the previous fiscal quarter. In the first quarter of 2004, these expenses were relatively high because several project-specific research and development activities were undertaken in that quarter. In addition, advisory fees relating to our reorganization and initial public offering preparation were recorded as part of general and administrative expenses in the first quarter of 2004, but were offset against the proceeds from our initial public offering in the second quarter of 2004 as we became a publicly-held company before the end of June 2004.

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004 (Continued)

Taxation. We recorded profit taxes of RMB3.3 million for the second quarter of 2004 compared to RMB6.7 million for the first quarter of 2004. The effective tax rate applicable for the second quarter of 2004 was lower than that for the first quarter of 2004 primarily due to the reversal of deferred tax liability as a result of our transfer of profits derived from Tencent Computer to Tencent Technology by implementing our structure contracts in the second quarter of 2004.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 5.6% from RMB107.3 million for the first quarter of 2004 to RMB113.3 million for the second quarter of 2004. As a percentage of revenues, profit for the period accounted for 41.7% for the first quarter of 2004 compared to 41.9% for the second quarter of 2004.

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003

Revenues. Revenues increased RMB230.9 million, or 77.7% from RMB297.2 million for the six months ended 30 June 2003 to RMB528.1 million for the six months ended 30 June 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the six months ended 30 June 2003 and 2004:

	Six months ended 30 June			
	2003		2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands)			
Internet value-added services	80,910	27.2%	204,499	38.7%
Mobile and telecommunications value-added services	199,383	67.1	298,871	56.6
Online advertising	15,347	5.2	21,062	4.0
Others	1,512	0.5	3,634	0.7
Total revenues	297,152	100.0%	528,066	100.0%

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003 (Continued)

Revenues from our Internet value-added services increased RMB123.6 million, or 152.7%, from RMB80.9 million for the six months ended 30 June 2003 to RMB204.5 million for the six months ended 30 June 2004. The significant increase in revenues reflected the growth in our fee-based Internet value-added services from 5.4 million registered subscriptions as of 30 June 2003 to 6.9 million registered subscriptions as of 30 June 2004. Growth in our premium IM services, QQ Membership and QQ Xing, gained momentum in the second half of 2003 through various promotional activities. As our subscriber base grew, we were also able to increase revenues from our various community services and interactive entertainment, such as QQ Show for which we started charging fees in April 2003. The revenues from Internet value-added services for the six months ended 30 June 2004 also included several new products and services, such as E-Card and MMOG, for which we began charging fees subsequent to 30 June 2003.

Revenues from our mobile and telecommunications value-added services increased RMB99.5 million, or 49.9%, from RMB199.4 million for the six months ended 30 June 2003 to RMB298.9 million for the six months ended 30 June 2004. The increase in revenues reflected the growth in subscriptions for fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators from 10.3 million registered subscriptions as of 30 June 2003 to 12.6 million registered subscriptions as of 30 June 2004. Revenues from 161 Mobile Chat, mobile news and information content services and our music and picture/image downloading services grew rapidly, while new revenues from newly launched services, such as mobile voice value-added services, contributed to the increased revenues. In addition, revenues from 2.5G-related services increased significantly due to the increased popularity of 2.5G services offered by mobile operators. Revenues from Mobile QQ subscriptions, however, declined in the six months ended 30 June 2004 compared to the same period of the previous year as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased RMB5.8 million, or 37.2%, from RMB15.3 million for the six months ended 30 June 2003 to RMB21.1 million for the six months ended 30 June 2004. The increase in revenues reflected our growing customer base and our increased pricing, as our IM services and QQ.com portal attracted more users. Moreover, revenues from online advertising for the six months ended 30 June 2003 were negatively affected due to the outbreak of the SARS epidemic.

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003 (Continued)

Revenues from our other businesses increased RMB2.1 million, or 140.3%, from RMB1.5 million for the six months ended 30 June 2003 to RMB3.6 million for the six months ended 30 June 2004. The increase mainly reflected sales of RTX which was commercially launched in September 2003.

Cost of revenues. Cost of revenues increased RMB99.7 million, or 113.6%, from RMB87.8 million in the six months ended 30 June 2003 to RMB187.5 million in the six months ended 30 June 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 29.5% in the six months ended 30 June 2003 to 35.5% in the six months ended 30 June 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to our subscribers. Staff costs also increased faster than our revenues as we expanded our product and service offerings. The following table sets forth our cost of revenues by lines of business for the six months ended 30 June 2003 and 2004:

	Six months ended 30 June			
	2003		2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands)			
Internet value-added services	29,711	36.7%	**66,736**	**32.6%**
Mobile and telecommunications value-added services	53,763	27.0	**108,101**	**36.2**
Online advertising	4,034	26.3	**7,193**	**34.2**
Others	268	17.7	**5,497**	**151.3**
Total cost of revenues	87,776		**187,527**	

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003 (Continued)

Cost of revenues for our Internet value-added services increased RMB37.0 million, or 124.6%, from RMB29.7 million for the six months ended 30 June 2003 to RMB66.7 million for the six months ended 30 June 2004. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel continued to increase. In addition, as we expanded our subscriber base and as we offered an increasing variety of Internet value-added services, we had to increase the number of employees responsible for those services and also had to increase our bandwidth and server capacity.

Cost of revenues for our mobile and telecommunications value-added services increased RMB54.3 million, or 101.1% from RMB53.8 million for the six months ended 30 June 2003 to RMB108.1 million for the six months ended 30 June 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services.

Cost of revenues for our online advertising increased RMB3.2 million, or 78.3%, from RMB4.0 million for the six months ended 30 June 2003 to RMB7.2 million for the six months ended 30 June 2004. The increase mainly reflected the increased rate of sales commissions paid to advertising agencies as competition increased in order to obtain advertising contracts. In addition, as the technology employed for our online advertisements became more complex, we increased the number of development and technical staff and our bandwidth and server capacity.

Cost of revenues for our other businesses for the six months ended 30 June 2004 was RMB5.5 million compared to RMB0.3 million for the six months ended 30 June 2003. The increase mainly reflected the cost of sales, such as staff costs, related to RTX which was commercially launched in September 2003.

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003 (Continued)

Selling and marketing expenses. Selling and marketing expenses increased RMB26.2 million, or 112.6%, from RMB23.3 million for the six months ended 30 June 2003 to RMB49.5 million for the six months ended 30 June 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products and new distribution channels, such as RTX, mobile voice value-added services and QQ Show. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased RMB23.2 million, or 59.3%, from RMB39.2 million for the six months ended 30 June 2003 to RMB62.4 million for the six months ended 30 June 2004. The increase primarily reflected the increase in research and development costs from RMB8.8 million for the six months ended 30 June 2003 to RMB20.7 million for the six months ended 30 June 2004 as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff cost also increased significantly as a result of a higher number of staff and salary increases. As a result of our Shenzhen office relocation in May 2004, we discontinued the high level of office maintenance expenses recorded at our previous office space.

Taxation. We recorded profit taxes of RMB10.0 million for the six months ended 30 June 2004 compared to RMB6.5 million for the six months ended 30 June 2003. The increase in profit taxes mainly reflected the increase in our profit before tax.

Profit for the period. As a result of the factors discussed above, profit for the period increased RMB81.0 million, or 58.1%, from RMB139.6 million for the six months ended 30 June 2003 to RMB220.6 million for the six months ended 30 June 2004. As a percentage of revenues, profit for the period accounted for 47.0% for the six months ended 30 June 2003, compared to 41.8% for the six months ended 30 June 2004.

Liquidity and Financial Resources

On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in form of cash. Our financial position significantly improved in the six months ended 30 June 2004 as we received proceeds of RMB1,656.7 million from such issuance.

As at 30 June 2004, we had cash and cash equivalents of RMB1,950.7 million, compared to RMB325.6 million as of 31 December 2003. We had no interest-bearing borrowings as of 30 June 2004.

As substantially all of our revenues and most of our expenses are denominated in Renminbi, we have not had any material foreign exchange gains or losses in connection with our operations. A portion of our cash, however, is held in deposits denominated in U.S. dollars and Hong Kong dollars. We have not used any forward contracts, currency borrowings or other means to hedge our exposure as we consider our foreign currency exchange risk to be minimal.

The Group had not created any charges on any of its principal assets as at 30 June 2004.

The Group did not have any significant contingent liabilities as at 30 June 2004.

Business Outlook

We will continue to develop and deliver new value-added communications, community entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues.

In our Internet value-added services, we have released a new version of QQ2004 IM software client, bundling value-added services, such as avatars, e-mail, music, on-line games, network file folder, browser and enterprise IM software RTX. We will gradually introduce a charging model for QQ games portal and launch more casual games and expand online music by providing a rich collection of song and music titles on QQ music channel. In our mobile and telecommunications value-added services, we will continue to develop new products and utilize content from QQ.com portal in pace with the migration to 2.5G platform. With the rapid growth of online advertising in China, we will also leverage our QQ.com portal to drive and tap future market growth.

In addition, we will seek to diversify our billing and collection channels and look for an enhancement in our existing payment channels.

We will continue to explore any strategic acquisition that is complementary to our existing business and can be integrated into our service platforms.

We are confident that with our large user community, our ability to deliver innovative services and products to our user base and our healthy financial position, the Company is on track to achieve its financial targets for the year.

Directors' Interests in Securities

As at 30 June 2004, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES IN THE COMPANY

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital (Note 3)
Ma Huateng	Corporate (Note 1)	242,483,080	14.43%
Zhang Zhidong	Corporate (Note 2)	108,085,530	6.43%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

3 Without taking into account the issue of the Over-allotment Shares.

Directors' Interests in Securities (Continued)

(B) LONG POSITION IN THE SHARES IN ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 June 2004.

Share Option Schemes

The Company has adopted two share option schemes, namely, the Pre-IPO Option Scheme and the Post-IPO Option Scheme, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option Scheme after 16 June 2004. Movements of the options under the Pre-IPO Option Scheme are detailed in Note 16 to the unaudited consolidated results of the Group for the three and six months ended 30 June 2004 as included in this interim report. As at 30 June 2004, there were no outstanding share options granted to the directors of the Company.

Substantial Shareholders

As at 30 June 2004, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of Shares	Percentage of issued share capital (Note 4)
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	37.50%
Advance Data Services Limited	Corporate (Note 2)	242,483,080	14.43%
Best Update International Limited	Corporate (Note 3)	108,085,530	6.43%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

4 Without taking into account the issue of the Over-allotment Shares.

Saved as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 June 2004, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 June 2004, the Group had 804 employees (2003:383), most of whom are based in the head office of the Group in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from social insurance and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2004 was RMB65 million (2003: RMB28 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate Governance

The Audit Committee of the Company, comprising two independent non-executive directors and one non-executive director, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited interim financial statements for the three and six months ended 30 June 2004 and endorses the accounting treatment adopted by the Company.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have since the listing of the shares in the Company complied with such code of conduct throughout the accounting period covered by this interim report.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2004 since its listing, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 19 August 2004

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Announcement of Half-year Results for 2004

Following the initial listing of the shares in Tencent Holdings Limited (the "Company") on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 16 June 2004, the Board of Directors of the Company is pleased to announce the unaudited consolidated results of the Company, its subsidiaries and companies consolidated for accounting purposes (collectively, the "Group") for the three and six months ended 30 June 2004, respectively. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors") and the Audit Committee of the Company, comprising a majority of independent non-executive directors.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2004

		Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		2004	2003	**2004**	2003
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Revenues					
Mobile and telecommunications value-added services		**156,054**	115,086	**298,871**	199,383
Internet value-added services		**99,913**	47,898	**204,499**	80,910
Online advertising		**12,847**	8,529	**21,062**	15,347
Others		**1,699**	646	**3,634**	1,512
		270,513	172,159	**528,066**	297,152
Cost of revenues		**(100,159)**	(51,437)	**(187,527)**	(87,776)
Gross profit		**170,354**	120,722	**340,539**	209,376
Other operating income/(expense), net		**—**	(1,182)	**18**	(1,146)
Selling and marketing expenses		**(26,465)**	(10,970)	**(49,509)**	(23,283)
General and administrative expenses		**(28,310)**	(22,502)	**(62,384)**	(39,154)
Profit from operations	3	**115,579**	86,068	**228,664**	145,793
Finance income, net		**1,003**	494	**1,934**	237
Profit before taxation		**116,582**	86,562	**230,598**	146,030
Taxation	4	**(3,293)**	(4,342)	**(10,005)**	(6,465)
Profit for the period		**113,289**	82,220	**220,593**	139,565
Earnings per share					
— basic (RMB)	6	**0.085**	0.060	**0.170**	0.103
— diluted (RMB)	6	**0.085**	0.060	**0.170**	0.103
Proposed dividends	5	**N/A**	N/A	**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2004 AND 31 DECEMBER 2003

	Unaudited 30 June 2004 *RMB'000*	Audited 31 December 2003 *RMB'000*
Assets		
Non-current assets		
Fixed assets	**113,298**	80,139
Deposit in connection with the formation of an operating company, Shiji Kaixuan Technology	**—**	11,000
Current assets		
Accounts receivable	**141,856**	99,726
Amounts due from shareholders	**—**	82
Prepayments, deposits and other receivables	**42,572**	35,872
Term deposits with initial term of over three months	**62,971**	23,311
Cash and cash equivalents	**1,950,665**	325,586
	2,198,064	484,577
Total assets	**2,311,362**	575,716
Equity and liabilities		
Current liabilities		
Trade payables	**3,864**	—
Other payables and accruals	**86,129**	59,301
Dividends payable	**145**	—
Income taxes payable	**4,644**	7,115
Other taxes payable	**23,656**	32,679
Deferred revenue	**12,839**	3,676
	131,277	102,771
Non-current liabilities		
Deferred tax liabilities	**—**	988
Total liabilities	**131,277**	103,759
Shareholders' equity		
Share capital	**183**	138
Reserves	**2,179,902**	471,819
Total shareholders' equity	**2,180,085**	471,957
Total liabilities and shareholders' equity	**2,311,362**	575,716

1 **Basis of preparation and presentation**

These unaudited consolidated condensed accounts of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

These condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 (the "Prospectus") in connection with the initial listing of the shares on the Main Board of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements.

2 **Segment information**

As all of the Group's activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the three and six months ended 30 June 2003 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 30 June 2004				
	Mobile and telecommunications value-added services	**Internet value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	156,054	99,913	12,847	1,699	270,513
Gross profit/(loss)	96,218	65,864	9,511	(1,239)	170,354
Selling and marketing expenses					(26,465)
General and administrative expenses					(28,310)
Profit from operations					115,579
Finance income, net					1,003
Profit before taxation					116,582
Taxation					(3,293)
Profit for the period					113,289

	Unaudited Three months ended 30 June 2003				
	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	115,086	47,898	8,529	646	172,159
Gross profit	82,554	31,123	6,644	401	120,722
Other operating expenses, net					(1,182)
Selling and marketing expenses					(10,970)
General and administrative expenses					(22,502)
Profit from operations					86,068
Finance income, net					494
Profit before taxation					86,562
Taxation					(4,342)
Profit for the period					82,220

	Unaudited Six months ended 30 June 2004				
	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	298,871	204,499	21,062	3,634	528,066
Gross profit/(loss)	190,770	137,763	13,869	(1,863)	340,539
Other operating income, net					18
Selling and marketing expenses					(49,509)
General and administrative expenses					(62,384)
Profit from operations					228,664
Finance income, net					1,934
Profit before taxation					230,598
Taxation					(10,005)
Profit for the period					220,593

	Unaudited Six months ended 30 June 2003				
	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	199,383	80,910	15,347	1,512	297,152
Gross profit	145,620	51,199	11,313	1,244	209,376
Other operating expenses, net					(1,146)
Selling and marketing expenses					(23,283)
General and administrative expenses					(39,154)
Profit from operations					145,793
Finance income, net					237
Profit before taxation					146,030
Taxation					(6,465)
Profit for the period					139,565

3 **Profit from operations**

Profit from operations is stated after charging the following:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Staff costs	**32,686**	17,751	**64,964**	27,712
Value-added tax paid upon transfer of software within the Group	**3,300**	—	**5,402**	—
Depreciation on fixed assets	**6,454**	2,112	**12,185**	4,538
Operating lease rentals in respect of land and buildings	**2,827**	2,014	**5,724**	3,780
Research and development expenses *(note (a))*	**8,075**	4,939	**20,714**	8,776
Auditors' remuneration	**797**	4	**887**	574

Note (a): Research and development expenses included staff costs and depreciation of approximately RMB3,943,000, RMB7,059,000, RMB7,023,000 and RMB13,244,000 for the three and six months ended 30 June 2003 and 2004, respectively. The Group had not capitalized any of the research and development expenses for the three and six months ended 30 June 2003 and 2004, respectively.

4 **Taxation**

(a) **Cayman Islands and British Virgin Islands Profits Tax**

The Group is not subject to any taxation under these jurisdictions for the three and six months ended 30 June 2003 and 2004, respectively.

(b) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2003 and 2004, respectively.

(c) **PRC Enterprise Income Tax**

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Company and the Group for the three and six months ended 30 June 2003 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, a subsidiary of the Group, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") is exempt from EIT for the one year starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the three and six months ended 30 June 2003 and 2004, respectively.

In addition, another subsidiary of the Group, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology") has been approved by relevant tax authorities as a foreign invested enterprise with productive sales income ("Productive Sales Income") under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years. 2004 is the second year of the Tencent Technology Tax Holiday and accordingly, no provision for EIT was made in the financial statements for the three and six months ended 30 June 2003 and 2004, respectively.

The other subsidiaries of the Group incorporated in the PRC had insignificant or no assessable profits during the three and six months ended 30 June 2004.

An analysis of the profits tax charges for the three and six months ended 30 June 2003 and 2004, respectively, is as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**4,644**	4,342	**10,993**	6,465
Deferred tax	**(1,351)**	—	**(988)**	—
	3,293	4,342	**10,005**	6,465

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted at Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before taxation	**116,582**	86,562	**230,598**	146,030
Tax calculated at a tax rate of 15%	**17,488**	12,985	**34,590**	21,905
Effects of different tax rates available to different companies of the Group	**—**	(5,624)	**—**	(11,999)
Effects of tax holiday on assessable income of companies within the Group	**(30,912)**	(4,502)	**(52,258)**	(6,432)
Expenses not deductible for tax purposes	**229**	—	**582**	—
Deferred tax assets not recognised	**16,667**	—	**26,795**	—
Utilisation of previously unrecognized tax losses	**(230)**	—	**(230)**	—
Unrecognised tax losses sustained by companies of the Group	**51**	1,483	**526**	2,991
Tax charge	**3,293**	4,342	**10,005**	6,465

(d) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3~5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

5 **Dividends**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Final, paid, of RMB0.023 (2003: RMB0.008) per ordinary share	**28,935**	10,334	28,935	10,334

Pursuant to a resolution passed by the Board of Directors on 20 January 2004, the final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account two share splits in September 2003 and March 2004, respectively (the "Share Splits") with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000), of which approximately US$3,482,500 (equivalent to approximately RMB28,790,000) had been paid up to 30 June 2004. The remaining balance of US$17,500 (equivalent to approximately RMB145,000) was recorded as dividends payable in the consolidated balance sheet as at 30 June 2004. This proposed dividend was not reflected as a dividends payable in 2003, but was reflected as an appropriation of retained earnings for the three and six months ended 30 June 2004.

The Board has resolved not to declare any interim dividend in respect of the six months ended 30 June 2004 (2003: Nil).

6 **Earnings per share**

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2004	**2003**	**2004**	**2003**
Profit for the period (RMB'000)	**113,289**	82,220	**220,593**	139,565
Weighted average number of ordinary shares in issue (in thousand) *(note a)*	**1,329,738**	1,359,808	**1,295,109**	1,359,808
Basic earnings per share (RMB) *(note a)*	**0.085**	0.060	**0.170**	0.103
Diluted earnings per share (RMB) *(notes a & b)*	**0.085**	0.060	**0.170**	0.103

Notes:

(a) All per share information has been adjusted retroactively as if the aggregate effect of the Share Splits had taken place at the beginning of 2003.

(b) The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potentially dilutive shares of the Company mainly relate to the pre-IPO share options granted to employees which remained outstanding as at 30 June 2004. The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options.

Upon the listing of the Company's shares on the Stock Exchange on 16 June 2004, the exercisability of the pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and six months ended 30 June 2004 were presented to reflect the dilutive effects of pre-IPO stock options granted. There were no potential dilutive instruments for the three and six months ended 30 June 2003 as the pre-IPO share options had not met the pre-condition for their exercisability before the listing. Accordingly, the diluted earnings per share are equal to the basic earnings per share.

7 **Share option plans**

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

a. Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

As at 30 June 2004, there were 72,386,370 options outstanding. No further options will be granted under the Pre-IPO Option Scheme.

b. Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board of Directors may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board of Directors but may not exceed 10 years.

The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

During the six months ended 30 June 2004, no options were granted under the Post-IPO Option Scheme.

Financial Performance — Comparison of Second Quarter 2004 with First Quarter 2004 and Second Quarter 2003

Our unaudited consolidated revenues for the three months ended 30 June 2004 were RMB270.5 million, an increase of 57.1% over the same period in 2003 and an increase of 5.0% quarter on quarter.

Revenues from our Internet value-added services were RMB99.9 million, representing an increase of 108.6% from the same period in 2003 and a decrease of 4.5% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB156.1 million, representing an increase of 35.6% from the same period in 2003 and an increase of 9.3% quarter on quarter.

Revenues from our online advertising were RMB12.8 million, representing an increase of 50.6% from the same period in 2003 and an increase of 56.4% quarter on quarter.

Cost of revenues was RMB100.2 million, representing an increase of 94.7% from the same period in 2003 and an increase of 14.6% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 37.0% for the second quarter of 2004, compared to 29.9% for the second quarter of 2003 and 33.9% for the first quarter of 2004.

Selling and marketing expenses were RMB26.5 million, representing an increase of 141.2% from the same period in 2003 and an increase of 14.8% quarter on quarter.

General and administrative expenses were RMB28.3 million, representing an increase of 25.8% from the same period in 2003 and a decrease of 16.9% quarter on quarter.

Profit for the second quarter of 2004 was RMB113.3 million, representing an increase of 37.8% from the same period in 2003 and 5.6% from the first quarter of 2004. As a percentage of revenues, profit for the period accounted for 41.9% for the second quarter of 2004, compared to 47.8% for the same period in 2003 and 41.7% for the first quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 16-day period ended 31 March 2004	**For the 15-day period ended 30 June 2004**
	(In millions)	
Registered IM user accounts (at end of period)	291.3	330.8
Active user accounts	97.1	110.1
Peak simultaneous online user accounts (for the quarter)	6.1	6.4
Average daily user hours	64.7	78.0
Average daily messages(1)	848.8	936.9
Fee-based Internet value-added service registered subscriptions (at end of period)	7.3	6.9
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period)(2)	12.8	12.6

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

Management's Discussion and Analysis

Three Months Ended 30 June 2004 Compared to Three Months Ended 31 March 2004

The following table sets forth the comparative figures for the first quarter ended 31 March 2004 and second quarter ended 30 June 2004:

	Three months ended 30 June 2004 Unaudited *RMB'000*	**Three months ended 31 March 2004 Audited** *RMB'000*
Revenues	**270,513**	257,553
Cost of revenues	**(100,159)**	(87,368)
Gross profit	**170,354**	170,185
Other operating income, net	**—**	18
Selling and marketing expenses	**(26,465)**	(23,044)
General and administrative expenses	**(28,310)**	(34,074)
Profit from operations	**115,579**	113,085
Finance income, net	**1,003**	931
Profit before taxation	**116,582**	114,016
Taxation	**(3,293)**	(6,712)
Profit for the period	**113,289**	107,304

Revenues. Revenues increased by 5.0% from RMB257.6 million for the first quarter of 2004 to RMB270.5 million for the second quarter of 2004. The following table sets forth our revenues by lines of business for the first and second quarters of 2004:

	Three months ended			
	31 March 2004		**30 June 2004**	
	Amount	*% of total revenues*	*Amount*	*% of total revenues*
	(RMB in thousands)			
Internet value-added services	104,586	40.6%	99,913	37.0%
Mobile and telecommunications value-added services	142,817	55.5	156,054	57.7
Online advertising	8,215	3.2	12,847	4.7
Others	1,935	0.7	1,699	0.6
Total revenues	257,553	100.0%	270,513	100.0%

Revenues from our Internet value-added services decreased by 4.5% from RMB104.6 million for the first quarter of 2004 to RMB99.9 million for the second quarter of 2004. The decrease reflected a slight decline in revenues from some of our IM services as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators, which in turn reduced the number of subscriptions for some of our services. Revenues from some of our community services and interactive entertainment, such as QQ Dating, also declined. These decreases in revenues were partially offset by growth in some of our newer products and services, such as QQ Show, E-Cards and online games.

Revenues from our mobile and telecommunications value-added services increased by 9.3% from RMB142.8 million for the first quarter of 2004 to RMB156.1 million for the second quarter of 2004. The increase in revenues reflected the growth in revenues from mobile news and information content services and our music and picture/image downloading services, which began to gain popularity among our user base, and from mobile voice services and ringback tone downloading services (together referred to as "mobile voice value-added services"), both of which were launched in recent months. In addition, revenues from WAP, K-Java, BREW and MMS (together referred to as "2.5G-related services") increased due to the increased popularity of 2.5G services offered by mobile operators. Revenues from Mobile QQ subscriptions, however, declined in the second quarter of 2004 as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased by 56.4% from RMB8.2 million for the first quarter of 2004 to RMB12.8 million for the second quarter of 2004. The improvement reflected an increase in our pricing terms and also greater marketing efforts relating to our online advertising business following the launch of the QQ.com portal. Moreover, there was a seasonal increase from the previous fiscal quarter.

Revenues from our other businesses decreased by 12.2% from RMB1.9 million for the first quarter of 2004 to RMB1.7 million for the second quarter of 2004. The decrease was mainly the result of a strategic reduction in our short-term fee charge for RTX in order to gain market share.

Cost of revenues. Cost of revenues increased by 14.6% from the first quarter of 2004 to RMB100.2 million in the second quarter of 2004. The increase principally reflected the increase in the amount of telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees. As a percentage of revenues, cost of revenues increased from 33.9% in the first quarter of 2004 to 37.0% in the second quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first and second quarters of 2004:

	Three months ended			
	31 March 2004		**30 June 2004**	
	Amount	*% of segment revenues*	*Amount*	*% of segment revenues*
	(RMB in thousands)			
Internet value-added services	32,687	31.3%	34,049	34.1%
Mobile and telecommunications value-added services	48,265	33.8	59,836	38.3
Online advertising	3,857	47.0	3,336	26.0
Others	2,559	132.2	2,938	172.9
Total cost of revenues	87,368		100.159	

Cost of revenues for our Internet value-added services increased by 4.2% from RMB32.7 million for the first quarter of 2004 to RMB34.0 million for the second quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services. In addition, we increased the amount paid for our QQ.com website content as we continued to expand those services. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues as the amount of revenues collected through that channel decreased.

Cost of revenues for our mobile and telecommunications value-added services increased by 24.0% from RMB48.3 million for the first quarter of 2004 to RMB59.8 million for the second quarter of 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. In addition, the amount of imbalance fees grew due to the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to our subscribers.

Cost of revenues for our online advertising decreased by 13.5% from the first quarter of 2004 to RMB3.3 million for the second quarter of 2004. The decrease reflected the reduced rate of sales commissions as we gained leverage due to seasonality and our increased user base and as we became more selective with respect to the advertising agencies that we engaged to match the IM and QQ.com portal services that we offer.

Cost of revenues for our other businesses increased by 14.8% from the first quarter of 2004 to RMB2.9 million for the second quarter of 2004. The increase mainly reflected the higher cost of sales related to RTX.

Selling and marketing expenses. Selling and marketing expenses increased by 14.8% from the first quarter of 2004 to RMB26.5 million for the second quarter of 2004. The increase principally reflected additional promotional and advertising activities and related travel expenses relating to the launch and promotion of our new products and services.

General and administrative expenses. General and administrative expenses decreased by 16.9% from the first quarter of 2004 to RMB28.3 million for the second quarter of 2004. The decrease was mainly attributable to lower research and development expenses being incurred in the second quarter of 2004 compared to the previous fiscal quarter. In the first quarter of 2004, these expenses were relatively high because several project-specific research and development activities were undertaken in that quarter. In addition, advisory fees relating to our reorganization and initial public offering preparation were recorded as part of general and administrative expenses in the first quarter of 2004, but were offset against the proceeds from our initial public offering in the second quarter of 2004 as we became a publicly-held company before the end of June 2004.

Taxation. We recorded profit taxes of RMB3.3 million for the second quarter of 2004 compared to RMB6.7 million for the first quarter of 2004. The effective tax rate applicable for the second quarter of 2004 was lower than that for the first quarter of 2004 primarily due to the reversal of deferred tax liability as a result of our transfer of profits derived from Tencent Computer to Tencent Technology by implementing our structure contracts in the second quarter of 2004.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 5.6% from RMB107.3 million for the first quarter of 2004 to RMB113.3 million for the second quarter of 2004. As a percentage of revenues, profit for the period accounted for 41.7% for the first quarter of 2004 compared to 41.9% for the second quarter of 2004.

Six Months Ended 30 June 2004 Compared to Six Months Ended 30 June 2003

Revenues. Revenues increased RMB230.9 million, or 77.7% from RMB297.2 million for the six months ended 30 June 2003 to RMB528.1 million for the six months ended 30 June 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the six months ended 30 June 2003 and 2004:

	Six months ended 30 June			
	2003		**2004**	
	Amount	*% of total revenues*	*Amount*	*% of total revenues*
	(RMB in thousands)			
Internet value-added services	80,910	27.2%	204,499	38.7%
Mobile and telecommunications value-added services	199,383	67.1	298,871	56.6
Online advertising	15,347	5.2	21,062	4.0
Others	1,512	0.5	3,634	0.7
Total revenues	297,152	100.0%	528,066	100.0%

Revenues from our Internet value-added services increased RMB123.6 million, or 152.7%, from RMB80.9 million for the six months ended 30 June 2003 to RMB204.5 million for the six months ended 30 June 2004. The significant increase in revenues reflected the growth in our fee-based Internet value-added services from 5.4 million registered subscriptions as of 30 June 2003 to 6.9 million registered subscriptions as of 30 June 2004. Growth in our premium IM services, QQ Membership and QQ Xing, gained momentum in the second half of 2003 through various promotional activities. As our subscriber base grew, we were also able to increase revenues from our various community services and interactive entertainment, such as QQ Show for which we started charging fees in April 2003. The revenues from Internet value-added services for the six months ended 30 June 2004 also included several new products and services, such as E-Card and MMOG, for which we began charging fees subsequent to 30 June 2003.

Revenues from our mobile and telecommunications value-added services increased RMB99.5 million, or 49.9%, from RMB199.4 million for the six months ended 30 June 2003 to RMB298.9 million for the six months ended 30 June 2004. The increase in revenues reflected the growth in subscriptions for fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators from 10.3 million registered subscriptions as of 30 June 2003 to 12.6 million registered subscriptions as of 30 June 2004. Revenues from 161 Mobile Chat, mobile news and information content services and our music and picture/image downloading services grew rapidly, while new revenues from newly launched services, such as mobile voice value-added services, contributed to the increased revenues. In addition, revenues from 2.5G-related services increased significantly due to the increased popularity of 2.5G services offered by mobile operators. Revenues from Mobile QQ subscriptions, however, declined in the six months ended 30 June 2004 compared to the same period of the previous year as a result of the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased RMB5.8 million, or 37.2%, from RMB15.3 million for the six months ended 30 June 2003 to RMB21.1 million for the six months ended 30 June 2004. The increase in revenues reflected our growing customer base and our increased pricing, as our IM services and QQ.com portal attracted more users. Moreover, revenues from online advertising for the six months ended 30 June 2003 were negatively affected due to the outbreak of the SARS epidemic.

Revenues from our other businesses increased RMB2.1 million, or 140.3%, from RMB1.5 million for the six months ended 30 June 2003 to RMB3.6 million for the six months ended 30 June 2004. The increase mainly reflected sales of RTX which was commercially launched in September 2003.

Cost of revenues. Cost of revenues increased RMB99.7 million, or 113.6%, from RMB87.8 million in the six months ended 30 June 2003 to RMB187.5 million in the six months ended 30 June 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 29.5% in the six months ended 30 June 2003 to 35.5% in the six months ended 30 June 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to our subscribers. Staff costs also increased faster than our revenues as we expanded our product and service offerings. The following table sets forth our cost of revenues by lines of business for the six months ended 30 June 2003 and 2004:

	Six months ended 30 June			
	2003		**2004**	
	Amount	*% of segment revenues*	*Amount*	*% of segment revenues*
	(RMB in thousands)			
Internet value-added services	29,711	36.7%	66,736	32.6%
Mobile and telecommunications value-added services	53,763	27.0	108,101	36.2
Online advertising	4,034	26.3	7,193	34.2
Others	268	17.7	5,497	151.3
Total cost of revenues	87,776		187,527	

Cost of revenues for our Internet value-added services increased RMB37.0 million, or 124.6%, from RMB29.7 million for the six months ended 30 June 2003 to RMB66.7 million for the six months ended 30 June 2004. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel continued to increase. In addition, as we expanded our subscriber base and as we offered an increasing variety of Internet value-added services, we had to increase the number of employees responsible for those services and also had to increase our bandwidth and server capacity.

Cost of revenues for our mobile and telecommunications value-added services increased RMB54.3 million, or 101.1% from RMB53.8 million for the six months ended 30 June 2003 to RMB108.1 million for the six months ended 30 June 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services.

Cost of revenues for our online advertising increased RMB3.2 million, or 78.3%, from RMB4.0 million for the six months ended 30 June 2003 to RMB7.2 million for the six months ended 30 June 2004. The increase mainly reflected the increased rate of sales commissions paid to advertising agencies as competition increased in order to obtain advertising contracts. In addition, as the technology employed for our online advertisements became more complex, we increased the number of development and technical staff and our bandwidth and server capacity.

Cost of revenues for our other businesses for the six months ended 30 June 2004 was RMB5.5 million compared to RMB0.3 million for the six months ended 30 June 2003. The increase mainly reflected the cost of sales, such as staff costs, related to RTX which was commercially launched in September 2003.

Selling and marketing expenses. Selling and marketing expenses increased RMB26.2 million, or 112.6%, from RMB23.3 million for the six months ended 30 June 2003 to RMB49.5 million for the six months ended 30 June 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products and new distribution channels, such as RTX, mobile voice value-added services and QQ Show. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased RMB23.2 million, or 59.3%, from RMB39.2 million for the six months ended 30 June 2003 to RMB62.4 million for the six months ended 30 June 2004. The increase primarily reflected the increase in research and development costs from RMB8.8 million for the six months ended 30 June 2003 to RMB20.7 million for the six months ended 30 June 2004 as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff cost also increased significantly as a result of a higher number of staff and salary increases. As a result of our Shenzhen office relocation in May 2004, we discontinued the high level of office maintenance expenses recorded at our previous office space.

Taxation. We recorded profit taxes of RMB10.0 million for the six months ended 30 June 2004 compared to RMB6.5 million for the six months ended 30 June 2003. The increase in profit taxes mainly reflected the increase in our profit before tax.

Profit for the period. As a result of the factors discussed above, profit for the period increased RMB81.0 million, or 58.1%, from RMB139.6 million for the six months ended 30 June 2003 to RMB220.6 million for the six months ended 30 June 2004. As a percentage of revenues, profit for the period accounted for 47.0% for the six months ended 30 June 2003, compared to 41.8% for the six months ended 30 June 2004.

Liquidity and Financial Resources

On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in form of cash. Our financial position significantly improved in the six months ended 30 June 2004 as we received proceeds of RMB1,656.7 million from such issuance.

As of 30 June 2004, we had cash and cash equivalents of RMB1,950.7 million, compared to RMB325.6 million as of 31 December 2003. We had no interest-bearing borrowings as of 30 June 2004.

Business Outlook

We will continue to develop and deliver new value-added communications, community entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues.

In our Internet value-added services, we have released a new version of QQ2004 IM software client, bundling value-added services, such as avatars, e-mail, music, on-line games, network file folder, browser and enterprise IM software RTX. We will gradually introduce a charging model for QQ games portal and launch more casual games and expand online music by providing a rich collection of song and music titles on QQ music channel. In our mobile and telecommunications value-added services, we will continue to develop new products and utilize content from QQ.com portal in pace with the migration to 2.5G platform. With the rapid growth of online advertising in China, we will also leverage our QQ.com portal to drive and tap future market growth.

In addition, we will seek to diversify our billing and collection channels and look for an enhancement in our existing payment channels.

We will continue to explore any strategic acquisition that is complementary to our existing business and can be integrated into our service platforms.

We are confident that with our large user community, our ability to deliver innovative services and products to our user base and our healthy financial position, the Company is on track to achieve its financial targets for the year.

Other Information

Post Balance Sheet Event

On 8 July 2004, a total of 63,024,000 additional shares (the "Over-allotment Shares") were issued after the exercise of an over-allotment option in full by Goldman Sachs (Asia) L.L.C. on behalf of the International Purchasers, and the Company received additional gross proceeds of approximately RMB249 million from the issue of the Over-allotment Shares and, as stated in the Prospectus, such proceeds may be used as additional working capital.

Employee and Remuneration Policies

As at 30 June 2004, the Group had 804 employees (2003:383), most of whom are based in the head office of the Group in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from social insurance and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2004 was RMB65 million (2003: RMB28 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate governance

The Audit Committee of the Company, comprising two independent non-executive directors and one non-executive director, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited interim financial statements for the three and six months ended 30 June 2004 and endorses the accounting treatment adopted by the Company.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2004 since listing, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 19 August 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.

TENCENT<00700> - Results Announcement

Tencent Holdings Limited announced on 19/08/2004:
(stock code: 00700)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

	Note	(Unaudited) Current Period from 01/01/2004 to 30/06/2004 ('000)	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 ('000)
Turnover	:	528,066	297,152
Profit/(Loss) from Operations	:	228,664	145,793
Finance income,net	:	1,934	237
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	220,593	139,565
% Change over Last Period	:	+58 %	
EPS/(LPS)-Basic (in dollars)	:	0.17	0.103
-Diluted (in dollars)	:	0.17	0.103
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	220,593	139,565
Interim Dividend per Share	:	NIL	N/A
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. Listing Date
The Company's Shares were first listed on 16 June 2004.

2. Basis of preparation and presentation

The unaudited consolidated condensed accounts of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 (the "Prospectus") in connection with the initial listing of the shares on the Main Board of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements.

3. Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended 30 June		Six months ended 30 June	
	2004	2003	2004	2003
Profit for the period (RMB'000)	113,289	82,220	220,593	139,565
Weighted average number of ordinary shares in issue (in thousands) (note a)	1,329,738	1,359,808	1,295,109	1,359,808
Basic earnings per share (RMB) (note a)	0.085	0.060	0.170	0.103
Diluted earnings per share (RMB) (notes a & b)	0.085	0.060	0.170	0.103

Notes

(a): All per share information has been adjusted retroactively as if the aggregate effect of the Share Splits had taken place at the beginning of 2003.

(b) The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potentially dilutive shares of the Company mainly relate to the pre-IPO share options granted to employees which remained outstanding as at 30 June 2004.

The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options.

Upon the listing of the Company's shares on the Stock Exchange on 16 June

2004, the exercisability of the pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and six months ended 30 June 2004 were presented to reflect the dilutive effects of pre-IPO stock options granted. There were no potential dilutive instruments for the three and six months ended 30 June 2003 before the listing as the pre-IPO stock options had not met the pre-condition for their exercisability. Accordingly, the diluted earnings per share are equal to the basic earnings per share.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors ("the Board") of Tencent Holdings Limited ("the Company") announces that the principal place of business of the Company in Hong Kong will be changed to Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong with effect from 10 August 2004.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 9 August 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in SCMP (Business).

CR

Companies Registry
公司註冊處

RECEIVED
2004 NOV 15 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 **F2**

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F13249

1 **Company Name** 公司名稱

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

2 **Country of Incorporation** 成立為法團所在國家

Cayman Islands

3 **New Principal Place of Business in Hong Kong** 在香港的新主要營業地址

Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong

4 **Offices in Place of Incorporation** 在成立為法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名：[signature]

(Name 姓名)：(Lau Suk Yi) Date 日期：16 August 2004

~~Director~~ / Secretary / ~~Manager~~ / Authorized Representative *
~~董事~~／秘書／~~經理~~／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Tencent Holdings Limited
Room 3002, 30/F.,
Far East Finance Centre
16 Harcourt Road
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

17/08/2004 CC572436
CR No. : F-013249-
Sh. Form : F2
13 $20.00

TOTAL(CSH) $20.00

Specification No 1/97
指明編號 1/97 號

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: TENCENT HOLDINGS LIMITED

Companies Registry No.: F11324 8

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

ROOM 3002 30TH FLOOR
FAR EAST FINANCE CENTRE
16 HARCOURT ROAD HONG KONG

[signature]
Authorized Signatory

16 AUGUST 2004
Dated

COPY Schedule 8

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

- *(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and*
- *(ii) any change in that place.*

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

TGN GENT HOLDINGS
LIMITED

Companies Registry No.

F13249

收件日期 RECEIVED
17 -08- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

ROOM 3002 30TH FLOOR
FAR EAST FINANCE CENTRE
16 HARCOURT ROAD HONG KONG

[signature]

Authorized Signatory

16 AUGUST 2004

Dated

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors ("the Board") of Tencent Holdings Limited ("the Company") announces that the principal place of business of the Company in Hong Kong will be changed to Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong with effect from 10 August 2004.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 9 August 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in SCMP (Business).

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is made pursuant to the requirement under Section 9(2) of the Securities and Futures (Price Stabilizing) Rules.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined in this announcement, terms defined in the prospectus of Tencent Holdings Limited (the "Company") dated June 7, 2004 (the "Prospectus") have the same meanings when used in this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 700)

ANNOUNCEMENT
END OF STABILIZING PERIOD

The stabilizing period in connection with the Offering ended on July 10, 2004.

The Company announces that the stabilizing period in connection with the Offering ended on July 10, 2004. During the stabilizing period, the only stabilizing action taken by Goldman Sachs (Asia) L.L.C. was its exercise in full, on July 5, 2004, of the Over-allotment Option to require the Company to issue 63,024,000 additional Shares at the Offer Price to cover over-allocations of Shares in the International Placing, as detailed in the Company's announcement dated July 6, 2004.

By order of the Board
Ma Huateng
Chairman

Hong Kong, July 15, 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in SCMP Business.

Unless otherwise defined in this announcement, terms defined in the prospectus of Tencent Holdings Limited (the "Company") dated June 7, 2004 (the "Prospectus") have the same meanings when used in this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by Goldman Sachs (Asia) L.L.C. ("Goldman Sachs") on behalf of the International Purchasers on July 5, 2004 in respect of 63,024,000 additional Shares (the "Over-allotment Shares"). The Over-allotment Shares will be returned and redelivered to Advance Data Services Limited ("Advance Data Services") pursuant to the stock borrowing arrangements between Advance Data Services and Goldman Sachs to cover over-allocations of Shares in the International Placing.

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by Goldman Sachs on behalf of the International Purchasers on July 5, 2004 in respect of the Over-allotment Shares (representing approximately 15% of Shares initially offered under the Offering). An aggregate of 63,024,000 Over-allotment Shares will be issued by the Company at HK$3.70 per Share (exclusive of brokerage fee, Stock Exchange trading fee, SFC transaction levy and investor compensation levy), being the Offer Price per Share under the Offering. Goldman Sachs has borrowed 63,024,000 Shares from Advance Data Services pursuant to the stock borrowing arrangements between Advance Data Services and Goldman Sachs to cover over-allocations of Shares in the International Placing. The Over-allotment Shares will be returned and redelivered to Advance Data Services following their issuance.

The shareholding structure of the Company immediately before and after the issue of the Over-allotment Shares is as follows:

	Before the issue of the Over-allotment Shares		After the issue of the Over-allotment Shares	
Shareholders	**Number of Shares**	**Approximate percentage of issued share capital**	**Number of Shares**	**Approximate percentage of issued share capital**
MIH QQ (BVI) Limited	630,240,380	37.50%	630,240,380	36.14%
Advance Data Services Limited[(1)]	242,483,080	14.43%	242,483,080	13.91%
Best Update International Limited	108,085,530	6.43%	108,085,530	6.20%
Other shareholders[(2)]	279,671,770	16.64%	279,671,770	16.04%
Public shareholders	420,160,500	25.00%	483,184,500	27.71%
Total	1,680,641,260	100.00%	1,743,665,260	100.00%

Notes:

(1) Includes the 63,024,000 Shares lent by Advance Data Services to Goldman Sachs pursuant to the stock borrowing arrangements referred to in this announcement.

(2) "Other shareholders" refer to the wholly owned holding companies of the Founders (other than Ma Huateng and Zhang Zhidong, whose shareholding interests in the Company are held through Advance Data Services and Best Update International Limited, respectively).

The Over-allotment Shares represent approximately 3.75% of the existing issued share capital of the Company and approximately 3.61% of the issued share capital of the Company as enlarged by the issue of the Over-allotment Shares. The Listing Committee of the Stock Exchange has already granted the listing of and permission to deal in the Over-allotment Shares. The Over-allotment Shares are expected to be issued on July 8, 2004, subject to satisfaction of certain conditions set out in the International Purchase Agreement dated June 11, 2004 between the Company and the International Purchasers.

The Company will receive additional net proceeds of approximately HK$223 million from the issue of the Over-allotment Shares and, as stated in the Prospectus, such proceeds may be used as additional working capital.

By order of the Board
Ma Huateng
Chairman

Hong Kong, July 6, 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in SCMP (Business).

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

RECEIVED
2004 NOV 1 A 10: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: TENCENT HOLDINGS LIMITED

Companies Registry No.: F13249

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

RM 3506 35/F TOWER 2
LIPPO CENTRE, 89 QUEENSWAY
ADMIRALTY, HONG KONG

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

收件日期 RECEIVED
05 -07- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Authorized Signatory

30 JUNE 2004
Dated

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation	Companies Registry No.
TENCENT HOLDINGS LIMITED	F11324 9

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

ROOM 3506, 35/F, TOWER 2
LIPPO CENTRE, 89 QUEENSWAY
ADMIRALTY, HONG KONG

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

[signature]
Authorized Signatory

收件日期 RECEIVED
05 -07- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

30 JUNE 2004
Dated

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined in this announcement, terms defined in the prospectus of Tencent Holdings Limited (the "Company") dated June 7, 2004 (the "Prospectus") have the same meanings when used in this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

HONG KONG PUBLIC OFFERING AND INTERNATIONAL PLACING

Number of Hong Kong Offer Shares	:	**210,080,000 (as adjusted after clawback)**
Number of Offer Shares	:	**420,160,500 (subject to Over-allotment Option)**
Offer Price	:	**HK$3.70 per Offer Share plus brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%**
Nominal value	:	**HK$0.0001 per Share**
Stock code	:	**700**

Global Coordinator, Bookrunner, Lead Manager and Sponsor

Goldman Sachs

Goldman Sachs (Asia) L.L.C.

SUMMARY

- The Offer Price has been determined at HK$3.70 per Share (excluding brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%).
- Valid applications for a total of 6,698,413,000 Hong Kong Offer Shares pursuant to the Hong Kong Public Offering have been received, equivalent to approximately 159 times the total number of 42,016,000 Shares initially available for subscription under the Hong Kong Public Offering.
- The Shares initially offered under the International Placing have been significantly over-subscribed.
- Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of Shares allocated to the Hong Kong Public Offering has been increased to 210,080,000 Shares, representing approximately 50% of the Shares initially available under the Offering.
- Share certificates for Hong Kong Offer Shares allotted to applicants using **white** Application Forms and refund cheques which are either not available for personal collection, or which are so available but are not collected in person, will be despatched by ordinary post to the addresses of those entitled as stated in their Application Forms at their own risk on Tuesday, June 15, 2004.
- Share certificates for Hong Kong Offer Shares allotted to applicants using **yellow** Application Forms and applying by giving **electronic application instructions** to HKSCC are expected to be deposited into CCASS for credit to their CCASS Investor Participants' stock accounts or their designated CCASS Participants' stock accounts at the close of business on Tuesday, June 15, 2004.
- Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, June 16, 2004.

APPLICATIONS RECEIVED AND ALLOCATION OF SHARES

The Directors are pleased to announce that at the close of the application lists at 12:00 noon on Thursday, June 10, 2004, a total of 6,657 valid applications (including **electronic application instructions** given to HKSCC) have been received pursuant to the Hong Kong Public Offering for a total of 6,698,413,000 Hong Kong Offer Shares, equivalent to approximately 159 times the total number of 42,016,000 Shares initially available for subscription under the Hong Kong Public Offering.

Of the 6,657 valid applications on **white** and **yellow** Application Forms and by **electronic application instructions** given to HKSCC for a total of 6,698,413,000 Hong Kong Offer Shares, a total of 5,854 applications in respect of a total of 1,170,853,000 Hong Kong Offer Shares were for Hong Kong Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$3.70 per Share (excluding brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% payable) of HK$5 million or less (equivalent to approximately 55 times the 21,008,000 Hong Kong Offer Shares initially available for allocation in pool A), and a total of 803 applications in respect of a total of 5,527,560,000 Hong Kong Offer Shares were for Hong Kong Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$3.70 per Share (excluding brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% payable) of more than HK$5 million (equivalent to approximately 263 times the 21,008,000 Hong Kong Offer Shares initially available for allocation in pool B). Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism as specified in the section entitled "Structure of the Offering" in the Prospectus has been applied. Accordingly, the total number of Shares allocated to the Hong Kong Public Offering has been increased to 210,080,000 Offer Shares, representing approximately 50% of the Offer Shares initially available under the Offering. All multiple applications and suspected multiple applications have been rejected. No application for more than 50% of the Shares initially being offered to the public for subscription under the Hong Kong Public Offering (that is, more than 21,008,000 Hong Kong Offer Shares) has been identified. The Offer Shares offered in the Hong Kong Public Offering were conditionally allocated on the basis set out in the paragraph headed "Basis of Allotment under the Hong Kong Public Offering" below.

The Directors are also pleased to announce that the International Placing Shares initially offered under the International Placing have been significantly over-subscribed. Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of Offer Shares allocated to the International Placing has been reduced to 210,080,500 Shares, representing approximately 50% of the Offer Shares initially available under the Offering. The International Placing is in compliance with Appendix 6 to the Listing Rules.

The number of Shares being offered in the Offering may be increased by up to an aggregate of 63,024,000 Shares through the exercise of the Over-allotment Option granted to the International Purchasers by the Company, exercisable by the Global Coordinator on behalf of the International Purchasers to cover over-allocations in the International Placing. The Over-allotment Option is exercisable up to the date which is the 30th day after the Listing Date. In the event that such Over-allotment Option is exercised, a press announcement will be made.

The Directors confirm that no Offer Shares have been allocated to applicants who are connected persons of the Company within the meaning of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange. None of the Sponsor and the Underwriters has taken up any Shares for its own benefit under the Offering.

OFFER PRICE

The Offer Price has been determined at HK$3.70 per Share (excluding brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%). At the Offer Price of HK$3.70 per Share and assuming the Over-allotment Option is not exercised, the net proceeds from the Offering are estimated to be approximately HK$1,437.8 million.

BASIS OF ALLOTMENT UNDER THE HONG KONG PUBLIC OFFERING

Valid applications made by the public on **white** and **yellow** Application Forms and by **electronic application instructions** given to HKSCC will be conditionally allotted on the basis set out below:

	NUMBER OF HONG KONG OFFER SHARES APPLIED FOR	NUMBER OF VALID APPLICATIONS	BASIS OF ALLOTMENT/BALLOT	APPROXIMATE PERCENTAGE OF ALLOCATION BASED ON TOTAL NUMBER OF HONG KONG OFFER SHARES APPLIED FOR
POOL A	1,000	690	1,000 Shares	100.00%
	2,000	559	2,000 Shares	100.00%
	3,000	243	2,000 Shares plus 76 out of 81 to receive additional 1,000 Shares	97.94%
	4,000	141	3,000 Shares plus 124 out of 141 to receive additional 1,000 Shares	96.99%
	5,000	228	4,000 Shares plus 91 out of 114 to receive additional 1,000 Shares	95.96%
	6,000	86	5,000 Shares plus 30 out of 43 to receive additional 1,000 Shares	94.96%
	7,000	59	6,000 Shares plus 34 out of 59 to receive additional 1,000 Shares	93.95%
	8,000	72	7,000 Shares plus 4 out of 9 to receive additional 1,000 Shares	93.06%
	9,000	36	8,000 Shares plus 5 out of 18 to receive additional 1,000 Shares	91.98%
	10,000	317	9,000 Shares plus 32 out of 317 to receive additional 1,000 Shares	91.01%
	12,000	87	10,000 Shares plus 70 out of 87 to receive additional 1,000 Shares	90.04%
	14,000	59	12,000 Shares plus 27 out of 59 to receive additional 1,000 Shares	88.98%
	16,000	37	14,000 Shares	87.50%
	18,000	22	15,000 Shares	83.33%
	20,000	163	16,000 Shares	80.00%
	25,000	99	18,000 Shares	72.00%
	30,000	202	20,000 Shares	66.67%
	35,000	44	21,000 Shares	60.00%
	40,000	54	22,000 Shares	55.00%
	45,000	22	23,000 Shares	51.11%
	50,000	128	23,000 Shares	46.00%
	60,000	69	24,000 Shares	40.00%
	70,000	31	24,000 Shares plus 26 out of 31 to receive additional 1,000 Shares	35.48%
	80,000	51	24,000 Shares plus 15 out of 17 to receive additional 1,000 Shares	31.10%
	90,000	42	25,000 Shares	27.78%
	100,000	376	26,000 Shares	26.00%
	150,000	226	27,000 Shares	18.00%
	200,000	210	33,000 Shares	16.50%
	250,000	100	34,000 Shares	13.60%
	300,000	196	34,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	11.50%
	350,000	56	34,000 Shares plus 31 out of 56 to receive additional 1,000 Shares	9.87%
	400,000	83	34,000 Shares plus 60 out of 83 to receive additional 1,000 Shares	8.68%
	450,000	26	34,000 Shares plus 19 out of 26 to receive additional 1,000 Shares	7.72%
	500,000	185	34,000 Shares plus 137 out of 185 to receive additional 1,000 Shares	6.95%
	600,000	80	34,000 Shares plus 4 out of 5 to receive additional 1,000 Shares	5.80%
	700,000	85	34,000 Shares plus 79 out of 85 to receive additional 1,000 Shares	4.99%
	800,000	58	35,000 Shares	4.38%
	900,000	185	35,000 Shares	3.89%
	1,000,000	447	35,000 Shares	3.50%
		5,854		

	NUMBER OF HONG KONG OFFER SHARES APPLIED FOR	NUMBER OF VALID APPLICATIONS	BASIS OF ALLOTMENT/BALLOT	APPROXIMATE PERCENTAGE OF ALLOCATION BASED ON TOTAL NUMBER OF HONG KONG OFFER SHARES APPLIED FOR
POOL B	1,500,000	96	35,000 Shares plus 1 out of 4 to receive additional 1,000 Shares	2.35%
	2,000,000	138	45,000 Shares	2.25%
	2,500,000	47	55,000 Shares	2.20%
	3,000,000	77	64,000 Shares plus 39 out of 77 to receive additional 1,000 Shares	2.15%
	3,500,000	28	73,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	2.10%
	4,000,000	40	82,000 Shares	2.05%
	4,500,000	16	90,000 Shares	2.00%
	5,000,000	45	99,000 Shares	1.98%
	5,500,000	12	108,000 Shares plus 1 out of 3 to receive additional 1,000 Shares	1.97%
	6,000,000	21	117,000 Shares plus 13 out of 21 to receive additional 1,000 Shares	1.96%
	6,500,000	6	126,000 Shares plus 5 out of 6 to receive additional 1,000 Shares	1.95%
	7,000,000	17	135,000 Shares plus 14 out of 17 to receive additional 1,000 Shares	1.94%
	7,500,000	6	144,000 Shares plus 5 out of 6 to receive additional 1,000 Shares	1.93%
	8,000,000	22	153,000 Shares plus 13 out of 22 to receive additional 1,000 Shares	1.92%
	8,500,000	3	162,000 Shares plus 1 out of 3 to receive additional 1,000 Shares	1.91%
	9,000,000	8	171,000 Shares	1.90%
	9,500,000	28	179,000 Shares plus 15 out of 28 to receive additional 1,000 Shares	1.89%
	10,000,000	42	188,000 Shares	1.88%
	11,000,000	4	205,000 Shares plus 3 out of 4 to receive additional 1,000 Shares	1.87%
	12,000,000	8	223,000 Shares plus 1 out of 4 to receive additional 1,000 Shares	1.86%
	13,000,000	9	240,000 Shares plus 5 out of 9 to receive additional 1,000 Shares	1.85%
	14,000,000	2	257,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	1.84%
	15,000,000	8	274,000 Shares plus 1 out of 2 to receive additional 1,000 Shares	1.83%
	16,000,000	5	291,000 Shares plus 1 out of 5 to receive additional 1,000 Shares	1.82%
	17,000,000	6	307,000 Shares plus 2 out of 3 to receive additional 1,000 Shares	1.81%
	18,000,000	6	324,000 Shares	1.80%
	19,000,000	4	338,000 Shares plus 1 out of 4 to receive additional 1,000 Shares	1.78%
	20,000,000	1	356,000 Shares	1.78%
	21,000,000	28	370,000 Shares plus 25 out of 28 to receive additional 1,000 Shares	1.77%
	21,008,000	70	371,000 Shares	1.77%
		803		

RESULTS OF APPLICATIONS UNDER THE HONG KONG PUBLIC OFFERING USING WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using **white** Application Forms and the number of Hong Kong Offer Shares conditionally allotted to them. Results for applicants who have not provided their identification document numbers are not shown.

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03398868	34,000	06402551	1,000	A0688919	6,000	A832259A	1,000
03576115	26,000	06402551	1,000	A096278A	3,000	A8424708	8,000
03576115	26,000	06402551	1,000	A1060832	3,000	A842824A	1,000
03576115	26,000	06402551	1,000	A171526A	6,000	A8452973	2,000
03576115	26,000	06402551	1,000	A220708A	1,000	A8533647	2,000
03576115	26,000	06402551	1,000	A2343714	1,000	A8655262	1,000
03576115	26,000	06402551	1,000	A2403199	20,000	A868176A	2,000
03576115	26,000	06402551	1,000	A2453803	16,000	A8701299	1,000
03576115	16,000	06402551	1,000	A2553484	33,000	A877041A	5,000
03576115	35,000	06402551	1,000	A2809012	1,000	A8953581	18,000
03576115	35,000	06402551	1,000	A2946648	2,000	A9270275	16,000
03576115	22,000	06402551	1,000	A3236490	16,000	A929459A	3,000
03576115	35,000	08833700	9,000	A353839A	25,000	A9611161	35,000
03576115	35,000	11669443	2,000	A3541536	4,000	A9646534	2,000
03576115	35,000	12055314	9,000	A3954873	1,000	A9913184	9,000
03576115	153,000	12878869	9,000	A398635A	2,000	A9933290	25,000
03576115	117,000	205644	1,000	A399431A	35,000	A9936931	3,000
03576115	188,000	21314149	33,000	A4522667	14,000	B0080212	5,000
03576115	34,000	30321167	23,000	A476069A	4,000	B0151063	6,000
03576115	35,000	30972584	18,000	A4805782	9,000	B0151071	2,000
03576115	21,000	32193867	6,000	A4817314	1,000	B0324995	6,000
03576115	27,000	33902049	2,000	A482860A	26,000	B0514824	2,000
03576115	27,000	33902049	2,000	A5106438	2,000	B0948042	7,000
03576115	35,000	33902049	2,000	A5301591	11,000	B2022511	4,000
03576115	35,000	33902049	2,000	A5540693	6,000	B217527A	2,000
03576115	35,000	33902049	2,000	A5568547	4,000	B2175288	2,000
03576115	35,000	33902049	2,000	A5608573	35,000	B2491260	1,000
03576115	35,000	33902049	2,000	A585745A	1,000	B3197005	2,000
03576115	35,000	33902049	2,000	A5974286	1,000	B3202653	2,000
03576115	74,000	33902049	2,000	A5986551	16,000	B3571578	2,000
03576115	64,000	33902049	2,000	A6052900	5,000	B4054631	16,000
03576115	136,000	33902049	2,000	A6084659	2,000	B4255009	1,000
03576115	135,000	33902049	2,000	A6443322	2,000	B4494860/A974191A	23,000
03576115	136,000	33902049	2,000	A6457978	9,000	B4974730	6,000
03576115	24,000	33902049	2,000	A6465822	9,000	B4977462	26,000
03576115	25,000	33902049	2,000	A6517636	10,000	B5084526	12,000
03576115	24,000	33902049	2,000	A6800877	20,000	B5115065	1,000
03576115	25,000	33902049	2,000	A6849876	2,000	B5136046	20,000
03576115	34,000	33902049	2,000	A685926A	5,000	B5472445	9,000
03576115	34,000	33902049	2,000	A7006740	1,000	B5490028	5,000
03576115	35,000	33902049	2,000	A7009480	9,000	B5882643	18,000
03987667	10,000	33902049	2,000	A7053374	2,000	B5961748	2,000
06402551	1,000	33902049	2,000	A7146046	4,000	B5990195	1,000
06402551	1,000	34568698	9,000	A7246393	16,000	B6229331	9,000
06402551	1,000	611879311	2,000	A7330947	2,000	B6280809	1,000
06402551	1,000	611912877	73,000	A7554659	9,000	B6407485	16,000
06402551	1,000	704366560	2,000	A7931908	27,000	B7018628	5,000
06402551	1,000	704373046	2,000	A7971101	3,000	B7161285	6,000
06402551	1,000	704373047	2,000	A7987784	11,000	B717526A	16,000
06402551	1,000	704373048	2,000	A8071309	26,000	B7264181	21,000
06402551	1,000	A0017739	16,000	A8097189	26,000	B7710971	6,000
06402551	1,000	A0330046	3,000	A8179991	15,000	B7755606	2,000
06402551	1,000	A0663428	16,000	A8182143	2,000	B8054512	3,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
B816833A	18,000	C5327367	13,000	D2121132	2,000	D4231083	2,000
B8537319	2,000	C5425644	1,000	D2122635	3,000	D4233450	22,000
B8720059	5,000	C5429801	3,000	D2130182	3,000	D424133A	18,000
B8882903	1,000	C5753692	9,000	D2131235	35,000	D4249357	3,000
B8947428	1,000	C5754648	5,000	D213241A	6,000	D4315244	1,000
B9114853	2,000	C5801441	3,000	D2156025	5,000	D4338104	5,000
B9125383	9,000	C5804335	3,000	D2213215	1,000	D4349033	9,000
B932842A	1,000	C5868686	3,000	D2214475	9,000	D4402120	1,000
B9423872	5,000	C5875518	6,000	D2356849	1,000	D4488467	16,000
B9497280	9,000	C5961503	5,000	D2408997	2,000	D4535910	1,000
B9497299	16,000	C5975989	1,000	D2476585	5,000	D4665172	20,000
B9523753	2,000	C6029890	2,000	D2517370	27,000	D4671059	2,000
B9524555	35,000	C6141216	9,000	D255571A	1,000	D4671164	5,000
B9994853	20,000	C6154210	9,000	D2571839	6,000	D4727372	1,000
BC043154	24,000	C6229261	16,000	D2575540	35,000	D4750056	8,000
BC240009	82,000	C6242160	3,000	D2580013	2,000	D478726A	3,000
C0039207	2,000	C6248339	1,000	D2580021	5,000	D4858302	9,000
C0452953	9,000	C6308021	1,000	D2660130	6,000	D4869878	2,000
C0708443	1,000	C6309281	1,000	D2663857	2,000	D4881134	2,000
C0708869	1,000	C6311103	4,000	D2672139	2,000	D4883404	1,000
C2058802	2,000	C6342289	1,000	D2685486	1,000	D4904185	3,000
C2119402	11,000	C6475785	3,000	D2824338	6,000	D4995547	8,000
C2314590	5,000	C6480568	14,000	D2840708	8,000	D5056560	9,000
C2362714	2,000	C6494151	10,000	D2930057	2,000	D5115486	26,000
C2432860	1,000	C6518131	1,000	D2939518	2,000	D521848A	20,000
C2437757/E8001794	16,000	C6622702	1,000	D3206476	26,000	D5305595	1,000
C2599668	2,000	D006350A	2,000	D3222447	16,000	D540982A	8,000
C2724578	2,000	D0167402	5,000	D3238467	1,000	D5451001	18,000
C2815581	16,000	D0260917	2,000	D3252494	3,000	D5499225	1,000
C294554	9,000	D0316823	3,000	D3268900	35,000	D5559457	23,000
C3020345	16,000	D0372340	6,000	D3366562	20,000	D5576793	11,000
C3020442	2,000	D0376699	1,000	D3397158	14,000	D5582750	18,000
C3049130	2,000	D0406342	2,000	D3412513	13,000	D566532A	2,000
C3210268	1,000	D0435652	13,000	D3437796	2,000	D5726302	21,000
C3236836	2,000	D0680932	7,000	D3460453	1,000	D5731020	9,000
C3238561	7,000	D0692655	12,000	D3473334	2,000	D5794715	35,000
C3243956	3,000	D0776328	3,000	D3484360	4,000	D5837279	1,000
C3294992	1,000	D0816834	33,000	D350826A	1,000	D5884048	1,000
C3468788	2,000	D0825647	4,000	D3542816	25,000	D5909660	9,000
C3708630	2,000	D0873307	1,000	D3590802	1,000	D5942048	2,000
C3773963	2,000	D0983897	4,000	D3594743	2,000	D6016643	1,000
C3889007	2,000	D1102568	1,000	D3687563	3,000	D6044337	15,000
C3999139	3,000	D111759A	16,000	D3707742	1,000	D6131655	12,000
C4040390	1,000	D1359755	3,000	D3742297	2,000	D617186A	1,000
C405197A	1,000	D1367057	4,000	D3763669	4,000	D6173234	7,000
C4189289	1,000	D1438485	15,000	D3774911	2,000	D6203206	3,000
C4257276	1,000	D1468171	4,000	D380604A	7,000	D6225277	25,000
C4324461	9,000	D1517350	35,000	D381851A	2,000	D6310622	3,000
C4372245	2,000	D1520068	2,000	D3863728	2,000	D6524045	2,000
C4514996	9,000	D1536479	1,000	D3876749	6,000	D6574549	2,000
C4589031	5,000	D1601300	3,000	D3905609	9,000	D659051A	12,000
C4606882	4,000	D1671171	25,000	D401466A	9,000	D6601996	3,000
C4800859	2,000	D167507A	1,000	D4023154	5,000	D6620028	16,000
C4888640	7,000	D1702697	3,000	D4026471	2,000	D6670998	2,000
C4907939	1,000	D1714601	20,000	D4063172	2,000	D6688870	18,000
C5096241	34,000	D1746201	7,000	D4098308	1,000	D6721975	25,000
C5101970	1,000	D1963512	3,000	D4127901	1,000	D6779663	1,000
C5236884	1,000	D1963598	5,000	D4181868	4,000	D6842691	16,000
C5243600	3,000	D2072603	24,000	D422981A	16,000	D6845291	1,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D6847286	2,000	E396506A	20,000	E8411119	1,000	G1411534	2,000
D6930833	25,000	E4099757	21,000	E8500154	16,000	G1579192	9,000
D6978453	1,000	E4421683	2,000	E8512810	1,000	G1579338	3,000
D7027711	8,000	E4568374	35,000	E860913A	10,000	G1660259	1,000
D7079479	1,000	E4651344	3,000	E8630414	4,000	G1665218	1,000
D8150096	6,000	E4690846	2,000	E8651179	11,000	G1728848	20,000
D8238120	2,000	E4740266	1,000	E8730818	1,000	G1787364	4,000
D8339008	20,000	E4741122	2,000	E8750193	20,000	G2023260	1,000
D8341673	5,000	E474119A	4,000	E8831150	5,000	G2079282	8,000
D841624A	33,000	E4843316	2,000	E8856374	20,000	G2145838	1,000
D8484474	34,000	E4902231	36,000	E8868321	3,000	G2197765	9,000
D8500968	3,000	E4982472	5,000	E887206A	2,000	G2263253	1,000
D850808A	25,000	E5013325	9,000	E8930736	11,000	G2346620	8,000
D8523003	2,000	E5085903	9,000	E8977066	2,000	G2483814	6,000
D8563293	2,000	E5382754	2,000	E8988122	1,000	G2542543	1,000
E0083619	2,000	E5389724	3,000	E9011963	2,000	G255794A	25,000
E0245473	5,000	E5405940	2,000	E9052112	3,000	G2560398	25,000
E0249428	16,000	E5519539	3,000	E9142839	1,000	G2561718	2,000
E0843052	2,000	E563155A	21,000	E9178728	15,000	G2586400	10,000
E0884891	2,000	E575595A	10,000	E9203269	35,000	G266861A	3,000
E1081962	1,000	E5931960	2,000	E9320931	1,000	G2728558	1,000
E1414082	33,000	E6045018	1,000	E9343397	11,000	G2734728	1,000
E1590077	1,000	E6079273	6,000	E9799307	1,000	G2760435	9,000
E1630613	22,000	E6212569	4,000	E9831456	1,000	G283465A	1,000
E1659298	5,000	E6220057	2,000	E9838973	4,000	G2942517	16,000
E1730154	1,000	E6339070	5,000	E9985119	3,000	G2957522	10,000
E1812479	2,000	E6541260	5,000	E9985844	1,000	G3014133	2,000
E1818604	4,000	E6640137	35,000	E9993049	7,000	G3052833	15,000
E1885077	3,000	E6651554	2,000	G0022453	3,000	G306677A	3,000
E1933632	9,000	E6658907	20,000	G00738382	1,000	G3230030	1,000
E1955555	23,000	E6692021	1,000	G0079323	3,000	G3295787	1,000
E210317A	18,000	E6831641	9,000	G011174A	3,000	G3351911	1,000
E2142671	2,000	E6837682	2,000	G0118094	1,000	G3376361	9,000
E2241637	9,000	E7121516	5,000	G014138A/G1262911	6,000	G3518786	1,000
E2514056/E5866662	2,000	E7128820	2,000	G0285365	27,000	G3622508	9,000
E2573419/D1677498	22,000	E7156166	1,000	G0316422	18,000	G3690538	1,000
E2729524	16,000	E7200874	2,000	G0327203	9,000	G3767409	9,000
E279363A	3,000	E7207070	2,000	G0345309	3,000	G3775835	9,000
E2822699	15,000	E7262241	20,000	G0353093	5,000	G3794880	1,000
E2838900	6,000	E7413525	1,000	G035586A	8,000	G3821578	9,000
E3011716	2,000	E7431396	4,000	G0376247	2,000	G3828165	1,000
E3029240	5,000	E7432074	3,000	G055417A	1,000	G3830976	26,000
E3042476	9,000	E7519803	5,000	G0641722	3,000	G3848891	2,000
E3043588	26,000	E7532737	11,000	G064182A	20,000	G3874302	18,000
E3103262	9,000	E7564485	6,000	G0788650	1,000	G3938858	10,000
E3171357	2,000	E7763208	6,000	G0834199	11,000	G4010905	20,000
E3184912	16,000	E7820430	5,000	G0921687	2,000	G4018930	1,000
E3188268	1,000	E794475A	6,000	G0960240	4,000	G411641A	3,000
E3302958	2,000	E7945179	2,000	G0976309	9,000	G4116975	5,000
E3359909	9,000	E7963819	2,000	G1022937	11,000	G4140744	11,000
E3430840	16,000	E8140298	4,000	G1051074	9,000	G4228323	2,000
E3467027	9,000	E8243380	25,000	G111369A	1,000	G4240994	16,000
E3555430	1,000	E824607A	4,000	G1187278	1,000	G4295136	5,000
E3579305	4,000	E8268960	6,000	G1202072	5,000	G4297570	18,000
E3733568	1,000	E8283153	2,000	G1209212	2,000	G4358839	5,000
E3784499	9,000	E8312781	4,000	G1225161	3,000	G4439804	21,000
E3807790	14,000	E8366385	1,000	G1261532	20,000	G444154A	2,000
E3877403	5,000	E8373691	16,000	G1296360	12,000	G4483765	1,000
E3889940	9,000	E8380515	1,000	G1303138	1,000	G4498045	5,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G4538969	2,000	G6926435	20,000	K0031747	8,000	K1985167	5,000
G4629468	12,000	G6957063	4,000	K0055794	3,000	K2080745	15,000
G4635506	3,000	G6980812	5,000	K007845A	2,000	K208337A	3,000
G4651463	1,000	G699094A	2,000	K0079375	1,000	K213330A	16,000
G4711377	1,000	G7004809	8,000	K013208A	25,000	K219094A	9,000
G4777572	1,000	G7020294	1,000	K0137103	2,000	K2198142	4,000
G4818074	1,000	G703807A	9,000	K0182109	1,000	K2224704	3,000
G4838202	2,000	G7051076	3,000	K0287067	11,000	K2383667	14,000
G4870785	35,000	G7084608	3,000	K0310220	8,000	K2488914	1,000
G5029553	1,000	G7126971	9,000	K0337447	5,000	K2546949	9,000
G5096714	3,000	G8004217	14,000	K035628A	14,000	K2633647	12,000
G510847A	5,000	G8054354	2,000	K0357901	4,000	K2644371	5,000
G5158868	1,000	G8088194	3,000	K0387339	1,000	K2728435	16,000
G5217376	1,000	G8111684	2,000	K0416495	1,000	K2745062	1,000
G5230372	6,000	G8171385	1,000	K045012A	2,000	K2760940	1,000
G5243849	5,000	G8174341	10,000	K0460338	2,000	K2778378	7,000
G5268906	7,000	G8182751	6,000	K0462136	4,000	K2870428	5,000
G5297639	1,000	G8226511	4,000	K046497A	35,000	K2894629	3,000
G5472708	5,000	G8227720	2,000	K0515124	1,000	K2904977	1,000
G5524368	3,000	H0025129	1,000	K0517216	1,000	K2908220	3,000
G5531372	2,000	H00262297	2,000	K0600830	3,000	K301942A	1,000
G5570211	2,000	H0294960	8,000	K0699209	1,000	K3130517	9,000
G5590298	1,000	H0678602	2,000	K0704091	4,000	K3174867	2,000
G5592665	1,000	H083647A	1,000	K0709476	2,000	K3211460	20,000
G5699672	7,000	H0952321	12,000	K0745901	2,000	K3302105	9,000
G5740389	1,000	H1241186	2,000	K0819026	1,000	K3496244	5,000
G5777126	3,000	H3109978	2,000	K097708A	1,000	K3543528	5,000
G5784513	16,000	H3146687	1,000	K100655A	16,000	K3597121	1,000
G5815664	3,000	H3299122/D5760403	1,000	K1036734	4,000	K3599299	20,000
G5839008	33,000	H3312129	1,000	K1054759	1,000	K3656950	2,000
G5854902	1,000	H338166A	4,000	K1073516	2,000	K3740498	1,000
G587525A	26,000	H3426639	1,000	K1078178	1,000	K3758206	16,000
G5988178	1,000	H346557A	1,000	K108559A	1,000	K3758214	9,000
G6001822	1,000	H3480269	2,000	K1128213	1,000	K3778762	1,000
G6052869	1,000	H3522093	15,000	K1256386	12,000	K3791270	2,000
G6105466	2,000	H3565434	9,000	K126401A	2,000	K3894886	6,000
G6177211	2,000	H3707638	16,000	K1268449	20,000	K4027620	9,000
G6190099	1,000	H3753443	5,000	K1277235	8,000	K404522A	26,000
G630163A	2,000	H3775897	5,000	K1315234	1,000	K4079264	3,000
G6315401	2,000	H3910328	9,000	K1329278	4,000	K4146174	1,000
G6357716	20,000	H3941940	10,000	K1360639	16,000	K4148258	1,000
G6412873	7,000	H4132884	2,000	K1388959	3,000	K4182138	9,000
G6481182	5,000	H4133643	1,000	K1391216	6,000	K4212126	9,000
G6493776	20,000	H4160918	2,000	K1472968	25,000	K4229916	15,000
G6507947	1,000	H4221690	1,000	K1503324	4,000	K4263391	7,000
G6556824	3,000	H4249722	6,000	K1563513	3,000	K4488857	2,000
G6571300	2,000	H427011A	2,000	K1612336	1,000	K4493141	2,000
G6624668	2,000	H4483636	6,000	K1617400	1,000	K4500342	1,000
G6634876	1,000	H4619244	1,000	K1669230	23,000	K4501624	1,000
G6659712	2,000	H4631244	1,000	K1733850	2,000	K4509498	18,000
G6664651	1,000	H4631589	1,000	K1742345	1,000	K4543467	8,000
G6676293	9,000	H4660244	2,000	K1775235	1,000	K4550919	1,000
G6691128	2,000	H4692537	9,000	K1775898	4,000	K4606795	5,000
G6717143	1,000	H4718358	26,000	K1838539	1,000	K4629175	1,000
G6800709	9,000	H4788860	8,000	K1888641	2,000	K4717287	26,000
G6807622	1,000	H4833815	3,000	K1899198	1,000	K4797183	2,000
G6836320	6,000	H4877650	2,000	K1904604	1,000	K4872983	1,000
G6868133	2,000	H90108603	2,000	K1940074	3,000	K4916611	11,000
G690881A	1,000	K0016810	2,000	K197257A	2,000	K497624A	1,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K5013224	2,000	K8666245	1,000	P4066719	1,000	VN266440	26,000
K5075240	2,000	K8747377	3,000	P4800374	6,000	XA7709215	9,000
K5079861	9,000	K8756481	2,000	P4873495	7,000	XA9700967	11,000
K5190444	5,000	K8792437	1,000	P488845A	1,000	XA9763918	9,000
K5331269	2,000	K8897727	2,000	P4947456	10,000	XD5950932	18,000
K5358094	5,000	K9010173	20,000	P5296920	26,000	XG3961455	2,000
K5377137	1,000	K9039279	1,000	P5579647	2,000	Z0013189	2,000
K5442052	3,000	K9083766	1,000	P5741282	2,000	Z0050580	1,000
K5480264	9,000	K9090118	1,000	P5770940	12,000	Z0121046	3,000
K558602A	1,000	K9117970	23,000	P6689888	4,000	Z0198812	5,000
K5610036	4,000	K9137793	4,000	P6932162	5,000	Z0198820	4,000
K5650879	9,000	K9250654	3,000	P6975953	2,000	Z0200698	8,000
K5689937	2,000	K9488340	6,000	P7095779	12,000	Z0207528	3,000
K5712572	1,000	K9511792	2,000	P7345767	2,000	Z0221237	3,000
K5720117	2,000	K9670912	9,000	P7374953	18,000	Z0242595	4,000
K576873A	26,000	K9738665	11,000	P7444420	5,000	Z0335976	20,000
K5889227	4,000	K9793542	5,000	P7675562	8,000	Z0426254	1,000
K6006485	1,000	K9910522	10,000	P7947457	3,000	Z0681319	5,000
K6160441	9,000	P0063510	3,000	P7947953	2,000	Z0705447	10,000
K6358292	1,000	P0123335	1,000	P8030859	5,000	Z0705927	1,000
K6359167	1,000	P0282182	1,000	P8368329	1,000	Z0853349	3,000
K6363636	3,000	P0304542	1,000	P8662197	2,000	Z0889289	3,000
K6589561	1,000	P0315218	4,000	P8954619	2,000	Z0919811	9,000
K6634257	18,000	P032232A	9,000	P9065648	1,000	Z0986551	9,000
K6686664	2,000	P0349422	9,000	P9094222	1,000	Z2708036	1,000
K6737048	2,000	P0396811	2,000	P9133252	9,000	Z2833876	1,000
K6785786	16,000	P0477668	1,000	P9197196	23,000	Z2979072	1,000
K6791654	1,000	P0585673	14,000	P9198346	20,000	Z304297A	1,000
K6901182	10,000	P0632167	11,000	P919877A	20,000	Z5153035	3,000
K6943462	5,000	P075341A	2,000	P9637684	1,000	Z5233233	2,000
K6972098	1,000	P0834088	18,000	P9689323	1,000	Z6216529	9,000
K698794A	9,000	P0928384	1,000	P9729341	9,000		
K7063261	1,000	P1004186	2,000	P9745304	18,000		
K7122519	8,000	P1102374	20,000	R0049130	1,000		
K7159331	6,000	P1193426	5,000	R020456A	2,000		
K7256825	1,000	P1539950	2,000	R0341559	3,000		
K7287151	13,000	P1645122	1,000	R0451028	1,000		
K7300093	2,000	P1681838	10,000	R0468206	2,000		
K7316399	1,000	P1833158	3,000	R0557233	3,000		
K735357A	1,000	P186066A	1,000	R0619867	2,000		
K7378742	1,000	P1922622	26,000	R0639558	16,000		
K743989A	16,000	P1981866	2,000	R0687366	1,000		
K7497199	1,000	P2103382	7,000	R0718962	1,000		
K7556144	11,000	P2236501	2,000	R0805636	1,000		
K7616457	12,000	P2278522	2,000	R1053883	2,000		
K7808062	1,000	P2397602	9,000	R1096353	6,000		
K787930A	1,000	P2460444	5,000	R1295720	5,000		
K789497A	1,000	P2496767	5,000	R1360360	1,000		
K7940459	4,000	P2580628	1,000	R1449612	1,000		
K7958528	6,000	P2736598	33,000	R1743448	1,000		
K8055149	1,000	P283476A	11,000	R1743502	1,000		
K807450A	5,000	P3066588	6,000	R2693630	6,000		
K8144028	1,000	P3114671	1,000	V0206245	3,000		
K8217424	1,000	P3139399	21,000	V0398187	1,000		
K822028A	2,000	P3258940	4,000	V0466050	5,000		
K8237751	1,000	P3312856	10,000	V0479780	1,000		
K8356718	1,000	P3347285	1,000	V0534749	6,000		
K8417121	9,000	P3791606	1,000	V0607975	1,000		
K8530149	9,000	P3988566	9,000	VJ849189	73,000		

RESULTS OF APPLICATIONS UNDER THE HONG KONG PUBLIC OFFERING USING YELLOW APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants applying by **yellow** Application Forms and the number of Hong Kong Offer Shares conditionally allotted to them. Results for applicants who have not provided their identification document numbers are not shown.

Applications made through designated CCASS Broker/Custodian Participants

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
00603092	99,000	07332591	2,000	16577950	35,000	17449944	35,000
00603092	371,000	07332591	2,000	16577950	35,000	17449944	34,000
00603092	371,000	07332591	24,000	16577950	35,000	17449944	35,000
00603092	371,000	07332591	1,000	16577950	34,000	17449944	35,000
00603092	371,000	07332591	33,000	16577950	34,000	17449944	35,000
00603092	371,000	07416135	35,000	16577950	34,000	17449944	35,000
00603092	371,000	10180347	23,000	16577950	35,000	17449944	35,000
00603092	371,000	10230784	35,000	16577950	34,000	17449944	35,000
00603092	371,000	10230784	1,000	16577950	34,000	17449944	35,000
00603092	371,000	10230784	7,000	16577950	35,000	17449944	35,000
00603092	34,000	10230784	26,000	16577950	34,000	17449944	35,000
00603092	153,000	10925361	26,000	16577950	35,000	17449944	13,000
00603092	36,000	11193268	26,000	16577950	34,000	17449944	35,000
04810964	35,000	12132312	27,000	16577950	35,000	17449944	35,000
05691270	34,000	12132312	27,000	16577950	35,000	17449944	35,000
06160836	26,000	12132312	27,000	16577950	34,000	17449944	35,000
06317374	33,000	12132312	23,000	16577950	35,000	17449944	35,000
06450952	24,000	12132312	23,000	16577950	34,000	17449944	34,000
06731291	82,000	12132312	20,000	16577950	35,000	17449944	34,000
06731291	82,000	12132312	20,000	16577950	35,000	17449944	35,000
06731291	188,000	12132312	20,000	16577950	34,000	17449944	35,000
06731291	35,000	12132312	20,000	16577950	35,000	17449944	35,000
06731291	35,000	12132312	20,000	16577950	35,000	17449944	35,000
06731291	154,000	12132312	26,000	16577950	34,000	17449944	35,000
06731291	64,000	12132312	26,000	16700498	36,000	17449944	82,000
06731291	64,000	12132312	65,000	17417935	9,000	17449944	74,000
06731291	64,000	12132312	35,000	17449944	73,000	17449944	241,000
06731291	64,000	12132312	35,000	17449944	74,000	17449944	240,000
06731291	65,000	12132312	5,000	17449944	26,000	17449944	241,000
06731291	64,000	12132312	35,000	17449944	26,000	17449944	223,000
06731291	99,000	12132312	26,000	17449944	26,000	17449944	23,000
06731291	371,000	12132312	26,000	17449944	26,000	17449944	23,000
06731291	371,000	12132312	26,000	17449944	26,000	17449944	23,000
06731291	55,000	12132312	26,000	17449944	26,000	17449944	23,000
06731291	136,000	12132312	26,000	17449944	26,000	17449944	23,000
06731291	35,000	12341999	35,000	17449944	26,000	17449944	82,000
06731291	35,000	12633237	34,000	17449944	26,000	17449944	82,000
06731291	35,000	14402890	35,000	17449944	26,000	17449944	82,000
06731291	35,000	15742132	99,000	17449944	26,000	17449944	82,000
06731291	35,000	16192796	3,000	17449944	26,000	17449944	82,000
06731291	35,000	16192796	3,000	17449944	26,000	17449944	82,000
06731291	35,000	16192796	4,000	17449944	26,000	17449944	82,000
06731291	35,000	16192796	4,000	17449944	26,000	17449944	82,000
06731291	35,000	16192796	4,000	17449944	26,000	17449944	24,000
06731291	35,000	16192796	4,000	17449944	26,000	17449944	24,000
06731291	35,000	16192796	4,000	17449944	26,000	17449944	24,000
06731291	35,000	16192796	3,000	17449944	26,000	17449944	24,000
06731291	35,000	16192796	5,000	17449944	26,000	17449944	24,000
06731291	162,000	16192796	5,000	17449944	26,000	17449944	24,000
06731291	274,000	16192796	5,000	17449944	26,000	17449944	24,000
06731291	144,000	16192796	5,000	17449944	35,000	17449944	188,000
06731291	45,000	16577950	34,000	17449944	35,000	17449944	188,000
06731291	45,000	16577950	35,000	17449944	35,000	17449944	188,000
06731291	45,000	16577950	34,000	17449944	34,000	17449944	188,000
06731291	45,000	16577950	35,000	17449944	35,000	17449944	188,000
06731291	45,000	16577950	35,000	17449944	35,000	17449944	308,000
06731291	180,000	16577950	34,000	17449944	35,000	17449944	308,000
06878611	26,000	16577950	35,000	17449944	34,000	17449944	307,000
06944547	23,000	16577950	34,000	17449944	35,000	17449944	308,000
07332591	34,000	16577950	34,000	17449944	35,000	17449944	324,000
07332591	26,000	16577950	35,000	17449944	35,000	17449944	154,000
07332591	26,000	16577950	35,000	17449944	35,000	17449944	153,000
07332591	35,000	16577950	35,000	17449944	34,000	17449944	154,000
07332591	35,000	16577950	35,000	17449944	34,000	17449944	154,000
07332591	2,000	16577950	35,000	17449944	35,000	17449944	153,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
17449944	154,000	17449944	34,000	17449944	274,000	17449944	35,000
17449944	154,000	17449944	34,000	17449944	275,000	17449944	35,000
17449944	371,000	17449944	34,000	17449944	275,000	17449944	35,000
17449944	371,000	17449944	34,000	17449944	25,000	17449944	35,000
17449944	371,000	17449944	35,000	17449944	24,000	17449944	35,000
17449944	371,000	17449944	35,000	17449944	25,000	17449944	36,000
17449944	371,000	17449944	35,000	17449944	25,000	17449944	35,000
17449944	371,000	17449944	34,000	17449944	25,000	17449944	35,000
17449944	371,000	17449944	35,000	17449944	25,000	17449944	36,000
17449944	371,000	17449944	35,000	17449944	25,000	17449944	35,000
17449944	371,000	17449944	34,000	17449944	25,000	17449944	35,000
17449944	117,000	17449944	34,000	17449944	64,000	17449944	36,000
17449944	117,000	17449944	34,000	17449944	65,000	17449944	35,000
17449944	118,000	17449944	34,000	17449944	64,000	17449944	45,000
17449944	136,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	135,000	17449944	34,000	17449944	65,000	17449944	45,000
17449944	136,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	136,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	136,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	108,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	109,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	108,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	64,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	65,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	45,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	35,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	27,000
17449944	20,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	27,000
17449944	35,000	17449944	35,000	17449944	35,000	17449944	9,000
17449944	35,000	17449944	35,000	17449944	34,000	17449944	9,000
17449944	99,000	17449944	35,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	35,000	17449944	34,000	17449944	33,000
17449944	99,000	17449944	35,000	17449944	34,000	17449944	33,000
17449944	99,000	17449944	35,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	35,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	145,000	17449944	34,000	17449944	33,000
17449944	99,000	17449944	171,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	171,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	108,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	90,000	17449944	35,000	17449944	33,000
17449944	99,000	17449944	90,000	17449944	35,000	17449944	33,000
17449944	34,000	17449944	90,000	17449944	36,000	17449944	33,000
17449944	35,000	17449944	163,000	17449944	35,000	17449944	33,000
17449944	35,000	17449944	162,000	17449944	35,000	17449944	33,000
17449944	34,000	17449944	206,000	17449944	36,000	17449944	33,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
17449944	33,000	18900622	18,000	21276773	1,000	97315111	35,000
17449944	33,000	18900622	18,000	21276773	1,000	97315111	45,000
17449944	33,000	18900622	18,000	21276773	1,000	97315111	45,000
17449944	33,000	18900622	18,000	21276773	1,000	97315111	45,000
17449944	33,000	18900622	18,000	21276773	1,000	97315111	45,000
17449944	33,000	18900622	18,000	21276773	1,000	97315111	45,000
17449944	33,000	18900622	18,000	21276773	1,000	A0113398	4,000
17449944	33,000	18900622	18,000	21276773	1,000	A0177876	5,000
17449944	33,000	18900622	18,000	21276773	1,000	A0181180	9,000
17449944	33,000	18900622	18,000	21276773	1,000	A0933913	7,000
17449944	33,000	18900622	18,000	21276773	1,000	A1118555	11,000
17449944	33,000	18900622	18,000	21276773	1,000	A1158573	1,000
17449944	33,000	18900622	18,000	21276773	1,000	A1382953	2,000
17449944	33,000	18900622	18,000	21276773	1,000	A1671971	26,000
17449944	33,000	18900622	18,000	21276773	1,000	A2350923	2,000
17449944	34,000	18900622	18,000	21276773	1,000	A2533963	1,000
17449944	34,000	18900622	18,000	21276773	1,000	A2591009	153,000
17449944	35,000	18900622	18,000	21276773	1,000	A3184121	1,000
17449944	34,000	18900622	5,000	21276773	4,000	A3389459	1,000
17449944	35,000	18900622	5,000	21276773	5,000	A3462466	2,000
17449944	34,000	18900622	4,000	21276773	3,000	A3541781	7,000
17449944	55,000	18900622	5,000	21276773	3,000	A4103974	8,000
17449944	55,000	18900622	5,000	21276773	3,000	A4399946	1,000
17449944	55,000	18900622	5,000	21276773	3,000	A4941686	7,000
17449944	55,000	18900622	5,000	21276773	3,000	A503013A	35,000
17449944	55,000	18900622	35,000	21276773	2,000	A5401197	6,000
17449944	55,000	18900622	35,000	21276773	1,000	A5452433	9,000
17449944	55,000	18900622	35,000	21276773	1,000	A5716120	6,000
17449944	55,000	18900622	35,000	21276773	1,000	A6338952	14,000
17449944	55,000	18900622	35,000	21276773	1,000	A6544218	16,000
17449944	55,000	18900622	35,000	21276773	1,000	A6738314	2,000
17449944	55,000	18900622	35,000	21276773	1,000	A6928652	7,000
17449944	55,000	18900622	35,000	21276773	1,000	A7003989	1,000
17449944	25,000	18900622	35,000	21276773	1,000	A706550A	3,000
17449944	25,000	18900622	35,000	21276773	1,000	A7084210	4,000
17449944	25,000	18900622	35,000	21276773	2,000	A7193281	9,000
17449944	16,000	18900622	35,000	21276773	2,000	A7229103	9,000
17449944	16,000	18900622	35,000	21276773	2,000	A7344506	2,000
17449944	34,000	19725196	24,000	21276773	2,000	A7360250	23,000
17449944	34,000	19757650	35,000	21276773	2,000	A7576148	2,000
17449944	34,000	19757650	24,000	21276773	2,000	A7704065	3,000
17449944	34,000	19757650	20,000	21733058	2,000	A8000401	27,000
17449944	34,000	21276773	6,000	21733058	2,000	A8045227	2,000
17449944	34,000	21276773	3,000	21733058	20,000	A8188575	5,000
17449944	34,000	21276773	3,000	21733058	5,000	A8377165	4,000
17449944	34,000	21276773	3,000	21733058	3,000	A8385710	10,000
18066026	34,000	21276773	3,000	21733058	3,000	A8443451	21,000
18074310	3,000	21276773	5,000	21733058	3,000	A8492010	10,000
18074310	7,000	21276773	4,000	21733058	3,000	A8498485	2,000
18074310	2,000	21276773	4,000	21733058	1,000	A8556043	9,000
18074310	2,000	21276773	4,000	21733058	1,000	A8579914	1,000
18074310	2,000	21276773	4,000	21733058	1,000	A8708188	9,000
18074310	2,000	21276773	2,000	21733058	16,000	A8736246	3,000
18074310	2,000	21276773	2,000	22264410	34,000	A8762840	9,000
18074310	2,000	21276773	2,000	22264410	25,000	A8921191	8,000
18074310	2,000	21276773	2,000	22264410	23,000	A8946429	11,000
18074310	2,000	21276773	2,000	22264410	23,000	A8958842	5,000
18074310	2,000	21276773	4,000	22264410	23,000	A9000499	9,000
18350285	24,000	21276773	4,000	22264410	23,000	A9090935	26,000
18350285	18,000	21276773	4,000	234120	18,000	A9165080	1,000
18350285	18,000	21276773	2,000	234120	26,000	A9192525	26,000
18350285	18,000	21276773	2,000	234120	26,000	A9222491	1,000
18350285	18,000	21276773	2,000	234120	34,000	A9329253	23,000
18900622	18,000	21276773	2,000	234120	35,000	A9545169	2,000
18900622	18,000	21276773	2,000	234120	34,000	A956032A	20,000
18900622	18,000	21276773	2,000	234120	35,000	A966611A	9,000
18900622	18,000	21276773	2,000	30327383	1,000	A9712855	9,000
18900622	18,000	21276773	2,000	30327383	2,000	A9724640	2,000
18900622	18,000	21276773	2,000	30327383	9,000	A9810857	34,000
18900622	18,000	21276773	2,000	30327383	9,000	A9818076	10,000
18900622	18,000	21276773	2,000	30460018	26,000	A9911289	2,000
18900622	18,000	21276773	1,000	30460018	35,000	A9915128	188,000
18900622	18,000	21276773	1,000	30891477	35,000	B0247672	1,000
18900622	18,000	21276773	1,000	31250305	35,000	B0276788	21,000
18900622	18,000	21276773	1,000	31250305	188,000	B0427972	21,000
18900622	18,000	21276773	1,000	31502308	11,000	B1999597	25,000
18900622	18,000	21276773	1,000	468572	371,000	B2111581	34,000
18900622	18,000	21276773	1,000	559034	135,000	B2171495	7,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
B3983019	3,000	D0718301	1,000	D546802A	4,000	E4971268	2,000
B4507849	27,000	D0728501	2,000	D548189A	1,000	E5024602	1,000
B6117894	18,000	D0754952	2,000	D5481903	2,000	E5111572	6,000
B7434796	9,000	D086264A	4,000	D5481970	16,000	E517695A	1,000
B7473392	9,000	D096339A	9,000	D5724083	4,000	E5221416	3,000
B7592626	6,000	D100213A	2,000	D5752885	9,000	E5258492	1,000
B7701484	6,000	D102382A	1,000	D5826250	2,000	E5374980	4,000
B8336623	2,000	D1044983	2,000	D5826269	1,000	E5517234	3,000
B9194741	35,000	D1402235	7,000	D5879893	1,000	E5587526	1,000
B9818567	1,000	D1547667	8,000	D5913420	1,000	E5715370	9,000
B981863A	1,000	D1608445	16,000	D607600A	5,000	E5809197	1,000
B9818648	1,000	D2177901	3,000	D6100350	5,000	E5837050	2,000
B9818672	2,000	D2262437	2,000	D612988A	7,000	E6103026	4,000
C1857132	11,000	D2272750	6,000	D6221743	26,000	E6235275	1,000
C1860028	10,000	D2369614	13,000	D6236368	9,000	E6268513	4,000
C2192045	2,000	D2495261	26,000	D6242201	5,000	E6808739	23,000
C2504314	2,000	D2501512	2,000	D6283471	2,000	E6846002	2,000
C283831A	3,000	D2539196	25,000	D628348A	2,000	E6966598	4,000
C2884974	1,000	D2572584	34,000	D6286837	11,000	E7117640	26,000
C2911084	35,000	D2576075	10,000	D6287752	2,000	E7160139	14,000
C3079625	10,000	D2599946	1,000	D6390758	4,000	E7232024	1,000
C3191492	1,000	D2631378	2,000	D6505296	7,000	E7240787	3,000
C3202109	3,000	D273326A	1,000	D6635157	1,000	E7254974	7,000
C3212716	9,000	D2848164	18,000	D6670300	27,000	E7288550	2,000
C3232180	18,000	D2855349	1,000	D6676236	5,000	E7359245	23,000
C3569754	18,000	D286741A	5,000	D6676562	1,000	E7378460	24,000
C3604797	1,000	D2882044	9,000	D6722432	10,000	E7412146	21,000
C3677840	1,000	D2906989	16,000	D6746412	4,000	E7469601	2,000
C3700370	2,000	D3002951	1,000	D6764763	1,000	E7585342	12,000
C3775389	23,000	D3112536	9,000	D6766030	1,000	E7626162	2,000
C3866694	3,000	D332729A	8,000	D6802282	2,000	E7732582	9,000
C3888639	9,000	D3418546	20,000	D682415	12,000	E7846480	4,000
C4037608	9,000	D3493114	7,000	D6883592	1,000	E8182500	9,000
C4037713	2,000	D3497012	1,000	D6896279	1,000	E822808A	25,000
C4102833	2,000	D3511929	13,000	D6911111	2,000	E8317481	11,000
C4140263	9,000	D3528686	2,000	D7022949	4,000	E833369A	5,000
C4146423	12,000	D3610102	33,000	D7032324	1,000	E8407405	1,000
C4252770	9,000	D3742025	6,000	D7527544	15,000	E8452036	16,000
C4265287	1,000	D3771734	18,000	D8058440	3,000	E8460810	1,000
C5037946	11,000	D3830625	3,000	D8186317	1,000	E851287A	2,000
C5131411	1,000	D3889336	1,000	D8236535	1,000	E854206A	1,000
C5157585	4,000	D3963528	1,000	D8244511	1,000	E8723617	2,000
C5210664	20,000	D4005865	1,000	D8246697	2,000	E8724796	2,000
C5291354	3,000	D4028229	2,000	D8262579	35,000	E8744304	1,000
C5317922	2,000	D4031459	3,000	D8356441	6,000	E8846654	2,000
C5342161	7,000	D4130082	27,000	D8365300	10,000	E8936637	16,000
C5421096	3,000	D4175884	1,000	E0096885	16,000	E9008350	2,000
C5549890	2,000	D4193068	16,000	E0170457	11,000	E9023481	4,000
C5795352	9,000	D4250738	2,000	E0226851	1,000	E906871A	5,000
C5840617	4,000	D4273711	2,000	E0257587	6,000	E9082178	20,000
C5879629	22,000	D427372A	3,000	E0502670	5,000	E9161639	16,000
C5901063	1,000	D4284063	2,000	E0620002	35,000	E944990A	26,000
C6189073	2,000	D4296088	1,000	E1611554	26,000	E9512059	4,000
C630994A	16,000	D4426771	2,000	E1714531	4,000	E9872829	21,000
C6311928	23,000	D4548001	33,000	E1921464	9,000	E9884061	4,000
C6339121	4,000	D4658397	18,000	E1963507	2,000	E9938005	24,000
C6369063	10,000	D4748949	9,000	E2045498	5,000	E9966653	1,000
C6376140	1,000	D4755783	3,000	E2172996	2,000	E9999926	2,000
C6394920	2,000	D4756100	1,000	E2396347	16,000	G035247A	9,000
C6418196	1,000	D4776543	1,000	E2514358	2,000	G0371547	5,000
C6427004	3,000	D4855990	9,000	E2516490	2,000	G0545537	2,000
C6494356	1,000	D4862547	8,000	E2561143	3,000	G0800413	12,000
C6533599	3,000	D4863438	1,000	E2679233	1,000	G0839220	1,000
C6577553	18,000	D4876254	1,000	E2857433	2,000	G0849870	3,000
C6609692	1,000	D4878222	5,000	E3068726	9,000	G0970572	21,000
C6618772	2,000	D4883927	1,000	E3152859	2,000	G1150048	2,000
C6749591	9,000	D4946260	1,000	E3207998	14,000	G1279326	7,000
D0059324	8,000	D5004587	20,000	E3253027	1,000	G1447717	3,000
D0191052	35,000	D5076014	1,000	E3516990	1,000	G1600043	1,000
D0328155	1,000	D5120838	1,000	E3946898	6,000	G1642056	2,000
D0343472	2,000	D5131821	1,000	E4180171	1,000	G1644202	23,000
D0455297	4,000	D5229619	1,000	E4187834	5,000	G1673393	6,000
D050560A	5,000	D5231443	2,000	E4194776	16,000	G1728279	2,000
D051241A	1,000	D5265658	20,000	E4449189	9,000	G1972412	3,000
D0616886	2,000	D5293368	3,000	E4452406	21,000	G1975349	2,000
D0618978	2,000	D5344663	2,000	E470068A	16,000	G2112417	2,000
D0646130	9,000	D5405697	9,000	E488117A	5,000	G2154845	24,000
D0701948	9,000	D5448159	1,000	E4892848	35,000	G2372885	7,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G2373369	27,000	H0551874	9,000	K2705613	5,000	P0555944	4,000
G2479523	23,000	H094356A	1,000	K2821001	1,000	P0596462	6,000
G251843A	1,000	H3000925	8,000	K3036006	10,000	P0725165	2,000
G2667842	6,000	H3206426	2,000	K308163A	2,000	P0725181	1,000
G2672471	27,000	H3252967	1,000	K3107973	11,000	P1087715	26,000
G273230A	3,000	H3265805	1,000	K3150054	6,000	P111030A	5,000
G274720A	16,000	H3323783	8,000	K3171418	5,000	P1446162	20,000
G2824980	1,000	H3385894	1,000	K3278778	11,000	P1763982	14,000
G2858974	1,000	H3409548	1,000	K3311244	15,000	P3205707	26,000
G3005215	9,000	H358143A	1,000	K3328376	1,000	P3461649	4,000
G3107107	7,000	H3645942	9,000	K3497755	16,000	P3838424	9,000
G3361356	9,000	H3687033	3,000	K3557588	3,000	P400442A	22,000
G346158A	24,000	H370731A	2,000	K3591794	1,000	P4235561	1,000
G3483087	11,000	H4346248	1,000	K3621197	1,000	P6292325	2,000
G3668486	1,000	H4520469	7,000	K3624544	5,000	P6293720	26,000
G3691003	9,000	H4522550	1,000	K3682951	1,000	P6764499	4,000
G3766917	2,000	H4562897	1,000	K3705897	9,000	P7013306	9,000
G3824933	1,000	H4608293	16,000	K3788466	2,000	P8002723	2,000
G3885142	5,000	H4680377	5,000	K3869997	1,000	P8135030	34,000
G394064A	5,000	H4844779	2,000	K3953408	23,000	P8522662	1,000
G4169173	1,000	H4860839	2,000	K4015487	2,000	P9444592	26,000
G4176781	1,000	H486107A	1,000	K4114183	1,000	P9873728	1,000
G4318683	1,000	K0039411	3,000	K412362A	1,000	PC548220	5,000
G4372645	20,000	K0134562	9,000	K4202430	22,000	R0105596	26,000
G4389513	2,000	K0222895	3,000	K4247485	4,000	R0220948	27,000
G446616A	4,000	K0292540	5,000	K4333020	2,000	R0360111	1,000
G4510207	1,000	K0395803	5,000	K4340841	1,000	R0568367	1,000
G4548298	1,000	K0437433	1,000	K4341406	2,000	R1352422	2,000
G4628682	23,000	K0526274	2,000	K4709411	18,000	R1459367	27,000
G4638238	20,000	K0633364	3,000	K4871928	4,000	R2761202	2,000
G4676660	9,000	K0645222	1,000	K4913841	2,000	T0018095	1,000
G4697919	1,000	K0681385	3,000	K5031001	5,000	V0032875	2,000
G4727273	14,000	K0691569	8,000	K523798A	1,000	V0032980	35,000
G4769766	14,000	K0698768	2,000	K5262097	13,000	V0056707	2,000
G4770349	2,000	K0762474	2,000	K5269407	1,000	V0076619	9,000
G4851837	1,000	K0793086	1,000	K5307694	1,000	V0092096	21,000
G5012871	1,000	K0945773	22,000	K5342236	7,000	V0208493	9,000
G5032481	7,000	K1068008	26,000	K5653185	1,000	V0230391	5,000
G5036509	2,000	K112370A	2,000	K5679648	3,000	XD6536102	9,000
G520441A	3,000	K1265687	2,000	K5742951	4,000	Y247041A	10,000
G5370816	2,000	K1275550	4,000	K5814065	22,000	Z042359A	3,000
G5691051	20,000	K1364383	3,000	K5886821	7,000	Z0671569	11,000
G5727315	3,000	K1387995	1,000	K5949130	4,000	Z104343A	1,000
G5798972	7,000	K1393510	1,000	K5970776	5,000	Z2173116	11,000
G5801825	4,000	K1401122	23,000	K6125980	1,000	Z3728863	2,000
G5841266	6,000	K1464353	9,000	K6287174	14,000	Z3764185	7,000
G5885581	9,000	K1506854	7,000	K6288316	24,000	Z3813038	4,000
G5959925	1,000	K1530917	11,000	K638594A	1,000	Z4023863	1,000
G5983192	8,000	K1570021	7,000	K6656412	1,000	Z4369913	2,000
G5983257	1,000	K1628305	6,000	K6691609	3,000		
G6020754	1,000	K1644378	1,000	K6729819	5,000		
G6046052	1,000	K1658875	1,000	K6919170	2,000		
G6054195	15,000	K1719467	21,000	K6950760	1,000		
G6130266	1,000	K1722611	1,000	K7044135	1,000		
G6148491	1,000	K1725378	2,000	K7470185	4,000		
G6153851	1,000	K1756826	18,000	K7734913	1,000		
G6179923	1,000	K1775146	1,000	K7784317	2,000		
G6330311	1,000	K1796313	2,000	K7840454	7,000		
G638070A	1,000	K1896857	1,000	K7942435	2,000		
G639669A	2,000	K1909800	13,000	K794697A	7,000		
G6407241	2,000	K1924672	27,000	K7968663	4,000		
G6527298	1,000	K1929046	5,000	K8004544	9,000		
G6676072	8,000	K1931709	3,000	K8353484	2,000		
G6703924	5,000	K1941240	34,000	K8478406	1,000		
G6840875	1,000	K2086034	11,000	K862769A	1,000		
G6859835	2,000	K2116928	8,000	K8675775	4,000		
G7002792	22,000	K2223821	1,000	K8695822	4,000		
G7144333	20,000	K2275252	2,000	K8953759	2,000		
G7149157	6,000	K2293099	1,000	K9215786	5,000		
G7168054	1,000	K2295067	2,000	K9309055	1,000		
G716900A	21,000	K2333007	3,000	K9338055	1,000		
G8036070	1,000	K2388839	20,000	K9387080	1,000		
G8139856	1,000	K2489309	1,000	P0042505	1,000		
G8231205	1,000	K2546205	10,000	P0084984	2,000		
G9018297	2,000	K2550121	4,000	P0103393	3,000		
H0248721	1,000	K2572494	8,000	P0157582	2,000		
H024873A	9,000	K2594692	1,000	P0407651	1,000		
H0313752	2,000	K2596725	3,000	P0412116	1,000		

Application made by CCASS Investor Participants

Identification document number	Number of Hong Kong Offer Shares allotted
14477859	36,000

RESULTS OF APPLICATIONS UNDER THE HONG KONG PUBLIC OFFERING BY ELECTRONIC APPLICATION INSTRUCTIONS GIVEN TO HKSCC

The following are the details of successful applicants who applied by giving **electronic application instructions** to HKSCC and the number of Hong Kong Offer Shares conditionally allotted to them. Results for applicants who have not provided their identification document numbers are not shown.

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
001902308	2,000	006104408	34,000	017622601	16,000	234147908	11,000
002018201	23,000	006104508	34,000	017622701	16,000	235197134	8,000
002051408	27,000	006104608	34,000	017648901	16,000	235299930	10,000
002082708	33,000	006106209	9,000	053380308	11,000	235301777	24,000
002088309	26,000	006113708	22,000	10041400	12,000	236100665	7,000
002091808	33,000	006123108	35,000	10084967	26,000	237110416	2,000
002565108	20,000	007013701	13,000	101240	1,000	241253301	1,000
002655801	34,000	007611908	16,000	110105197	34,000	241261619	4,000
002809202	21,000	007629901	20,000	118092	10,000	242142453	9,000
002993201	26,000	007639108	20,000	123636	1,000	242204303	20,000
002995108	26,000	007669008	16,000	123647	2,000	244087391	16,000
003352108	1,000	007671108	20,000	14389448	2,000	244181764	4,000
003542008	23,000	012018608	26,000	166921	1,000	246086045	1,000
003625701	7,000	012021302	23,000	16952740	2,000	249087990	4,000
003750408	23,000	012021402	35,000	17041689	2,000	251151911	2,000
003944501	22,000	012022301	26,000	18125046	10,000	254144975	18,000
003978101	26,000	012022901	27,000	200052421	16,000	256208364	8,000
003980801	22,000	012028501	27,000	200071900	26,000	258114131	11,000
003982301	22,000	012030101	33,000	200477	35,000	259148286	20,000
003990808	23,000	012030601	33,000	202025755	8,000	259261642	2,000
005497501	27,000	012037401	33,000	202038675	7,000	259267342	9,000
005608108	34,000	012041602	21,000	205118110	5,000	259347300	20,000
005609608	26,000	012042401	9,000	205133101	16,000	263111106	11,000
005613401	27,000	012043502	12,000	207053273	2,000	263210684	5,000
005619408	27,000	012051402	23,000	208108225	9,000	263274748	20,000
005731601	27,000	012052201	27,000	208110379	9,000	263341612	1,000
005867701	34,000	012055008	23,000	209051317	3,000	264138017	5,000
005905808	34,000	012056301	27,000	210062451	5,000	265041368	26,000
005906401	25,000	012056401	27,000	219213600	9,000	265045658	5,000
005917408	24,000	012060001	34,000	220250948	2,000	265281923	3,000
005980708	33,000	012075002	35,000	220296669	2,000	265385559	9,000
006040108	26,000	012081601	33,000	222174971	8,000	266034859	27,000
006042308	23,000	012081701	33,000	222267247	1,000	266333368	3,000
006047802	25,000	012094301	27,000	222276164	9,000	267005742	22,000
006062501	35,000	012109801	27,000	224225755	6,000	267335131	4,000
006062701	34,000	012607402	24,000	225273051	2,000	269413555	23,000
006068301	34,000	012901401	7,000	225358613	14,000	275338903	16,000
006070408	23,000	012945901	22,000	225365790	5,000	276208840	3,000
006073301	34,000	012952808	23,000	227184652	13,000	276351632	20,000
006073401	34,000	012959601	26,000	229046511	27,000	279186035	9,000
006079709	21,000	012973901	20,000	229065222	33,000	283328839	26,000
006082901	23,000	012986901	16,000	230095242	33,000	288186042	2,000
006090208	5,000	012989708	1,000	230177180	5,000	289185134	15,000
006090901	5,000	013521101	25,000	230248726	4,000	290142587	1,000
006091501	35,000	013522009	14,000	230270118	1,000	290204106	9,000
006091601	35,000	013523209	18,000	232402297	27,000	290220011	16,000
006095009	26,000	013550408	9,000	232403741	2,000	294287669	9,000
006102808	21,000	017621501	16,000	234088896	2,000	294364328	20,000
006104108	34,000	017621601	16,000	234116952	16,000	295381784	10,000
006104308	35,000	017621701	16,000	234128239	9,000	295498901	4,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
296169097	2,000	370102097	20,000	511025750	24,000	C4330909	33,000
296193634	9,000	371037433	23,000	550604	35,000	C437644	9,000
297184574	14,000	371078460	25,000	620102197	2,000	C4433600	35,000
298182528	20,000	371123803	1,000	620103680	2,000	C4569847	23,000
298313826	4,000	371163510	4,000	765028824	1,000	C513510-7	4,000
298525668	1,000	37305	16,000	766034649	3,000	C5353228	5,000
3007305	9,000	373055870	9,000	770000859	26,000	C5557451	5,000
3008495	26,000	373082502	4,000	773000062	4,000	C574260-7	35,000
3013936	1,000	374115392	1,000	773024914	12,000	C585362(A	2,000
3014865	1,000	375028149	5,000	79284	18,000	C6026441	6,000
3021416	20,000	375077039	6,000	800064502	34,000	C6285587	2,000
3024337	3,000	375112554	20,000	810090901	27,000	C6370231	3,000
3024814	2,000	377042932	13,000	810178501	33,000	C6541214	22,000
3026367	33,000	378063119	8,000	810361901	33,000	C672145A	1,000
3026627	26,000	379104144	16,000	810506401	26,000	D036886-6	2,000
302987001	35,000	383057734	3,000	810515201	35,000	D0820068	22,000
303785701	33,000	383233376	11,000	810564101	26,000	D0907171	1,000
303797001	33,000	383337672	11,000	810564201	26,000	D0913406	2,000
303814001	26,000	384014460	8,000	810572501	26,000	D097401-4	2,000
303826201	34,000	385035126	7,000	810580901	25,000	D0992578	8,000
303922701	26,000	385257456	5,000	810590308	34,000	D1727495	23,000
303936901	26,000	388001406	1,000	89173A	3,000	D181507	34,000
303940508	27,000	388003477	2,000	89173B	3,000	D1859316	3,000
307007409	26,000	388008559	14,000	A283155	4,000	D2478928	3,000
307007608	26,000	388011546	3,000	A283157	6,000	D248589-4	2,000
307009001	26,000	388021016	1,000	A283159	4,000	D248590-8	2,000
307009208	26,000	388048902	1,000	A283166	5,000	D268698	5,000
307019002	22,000	388052045	1,000	A283167	5,000	D284183	9,000
307050102	35,000	388061194	4,000	A283168	4,000	D285659-0	9,000
307069601	25,000	388072852	6,000	A3395130	26,000	D313496	15,000
310107550	26,000	388074064	1,000	A3407325	2,000	D346685	26,000
310110331	27,000	388141954	1,000	A3751202	1,000	D360180-4	2,000
310131197	35,000	388308082	10,000	A3890670	9,000	D365603-A	2,000
31246188	2,000	388319527	22,000	A467907(8	2,000	D382240-1	1,000
318030988	9,000	388320616	11,000	A5412555	35,000	D4039387	11,000
320106551	27,000	388321044	20,000	A594497(2	2,000	D4111673	9,000
320223196	23,000	388324741	23,000	A6058488	21,000	D4151624	4,000
325018927	18,000	388365942	23,000	A710002A	23,000	D4536313	2,000
32667812	35,000	388379001	34,000	A7345510	9,000	D457003-1	27,000
328089222	1,000	388379002	35,000	A744014-9	2,000	D4700415	26,000
328096235	2,000	388379003	11,000	A744702-A	20,000	D470360-0	2,000
328135710	5,000	388379004	25,000	A7477514	2,000	D480498	18,000
330107194	9,000	388379005	35,000	A7907713	16,000	D487574-6	2,000
330245754	2,000	388379006	1,000	A831280-2	2,000	D5142939	9,000
330348251	24,000	388432924	9,000	A8493297	20,000	D5303584	2,000
331011262	1,000	388532814	11,000	A850082-A	33,000	D582732	1,000
332202	55,000	388655011	25,000	A892254(6	3,000	D583239	20,000
332527196	34,000	388666851	3,000	A919486	9,000	D584157	4,000
346103542	1,000	388667610	33,000	A9558678	16,000	D594696	1,000
346123268	9,000	388717712	23,000	A958705-8	2,000	D6199950	11,000
347128993	14,000	388719544	20,000	A963260-6	6,000	D622386	35,000
347257982	1,000	388752685	10,000	A968084	5,000	D6298568	20,000
347299901	10,000	388760696	13,000	A981778-9	2,000	D635493	13,000
348125485	22,000	389944001	23,000	B078494-5	26,000	D6411976	35,000
348258146	21,000	389944002	45,000	B2570136	20,000	D643701-0	35,000
349134759	4,000	389944003	64,000	B470472	16,000	D646655A	9,000
352108138	16,000	390045581	5,000	B6173247	8,000	D6535527	9,000
356168492	16,000	390103745	2,000	C3092818	23,000	D683607-1	5,000
359106002	1,000	394002687	23,000	C321926-5	20,000	D6943862	23,000
360142152	4,000	394074520	11,000	C3551774	20,000	D7526319	2,000
360158398	3,000	395093982	14,000	C3601984	24,000	D819153(1	4,000
365066919	23,000	395101900	12,000	C3980756	9,000	D849156A	9,000
367057452	16,000	440301620	23,000	C4233318	1,000	E0374311	26,000
368120036	6,000	46182	15,000	C4252266	24,000	E0465392/B4476641	25,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E1076047	22,000	G4392514	14,000	K087714A	23,000	K806797A	7,000
E115720(9	2,000	G4420402	2,000	K090122-9	5,000	K8164223	2,000
E123921-3	16,000	G4512102	20,000	K1171682	7,000	K8240213	2,000
E1309882	26,000	G4513257	16,000	K1225421	11,000	K8317542	1,000
E221954	5,000	G4597647	26,000	K125443-A	16,000	K840450A	7,000
E237814	5,000	G471175A	4,000	K1263994	18,000	K8864438	18,000
E258370-8	4,000	G4742256	14,000	K147657-2	2,000	K919535-1	2,000
E262846-9	5,000	G476651-1	9,000	K1552740	18,000	K9394575	25,000
E324719-9	5,000	G477088	1,000	K160136	1,000	P0021761	3,000
E3993713	35,000	G4812998	23,000	K187043	5,000	P004388	7,000
E4016045	2,000	G487937	20,000	K196588	35,000	P2657183	10,000
E4513499/K8078637	9,000	G500537-9	26,000	K2015838	3,000	P2755169	1,000
E5122647	26,000	G529244(0	3,000	K204644A	2,000	P2900711	26,000
E5320449	2,000	G5375664	2,000	K205574(0	2,000	P3071794	33,000
E5452329	18,000	G582478-7	20,000	K214522	5,000	P3680073	13,000
E557134-4	2,000	G590553-1	9,000	K2367890	3,000	P469711	25,000
E5675786	1,000	G6123979	11,000	K245477-7	1,000	P6178115	9,000
E5786464	9,000	G6287920	16,000	K259954-6	8,000	P654257-7	5,000
E6777531	3,000	G631807	16,000	K2699885	16,000	P680978(6	2,000
E678527-5	5,000	G641621	1,000	K271782-4	5,000	P682648	5,000
E7015996	20,000	G645763	35,000	K2758962	23,000	P682652	8,000
E7107033	24,000	G655561	1,000	K283802	2,000	PN23113	34,000
E730460	1,000	G6560945	5,000	K3004139	35,000	R087682	7,000
E8637753	20,000	G6570819	27,000	K3032531	23,000	R1147845	5,000
E8706526	2,000	G6691497	8,000	K3049345	1,000	R2000104	11,000
E912265A	1,000	G7096932	9,000	K3220613	2,000	V0329401	2,000
E927474	11,000	G712962-8	9,000	K3254291	1,000	V0372382	9,000
E940715	2,000	G803794-8	5,000	K3357546	20,000	Z002999-9	2,000
E942704	1,000	G8058287	4,000	K3397009	1,000	Z006423-9	2,000
E9768193	2,000	G8123976	23,000	K3421678	9,000	Z015261-8	2,000
G0099030	2,000	G903518-3	1,000	K356245A	3,000	Z0649970	10,000
G0290571	9,000	H133523	23,000	K373562-1	2,000	Z1748425	1,000
G066257	22,000	H3025219	26,000	K388489-9	2,000	Z1990102	13,000
G08372257	35,000	H346167	4,000	K3936058	5,000	Z2103630	2,000
G0848327	34,000	H3577785	2,000	K396378	1,000	Z2221048	1,000
G121252	23,000	H364416	21,000	K413650	3,000	Z2670098	2,000
G131135	35,000	H364724	9,000	K4241681	2,000	Z3053521	9,000
G1374590	2,000	H3896678	5,000	K4275276	9,000	Z3213995	2,000
G164377A	1,000	H3934847	23,000	K4656091	9,000	Z3221653	3,000
G1654461	2,000	H4221607	23,000	K495427	22,000	Z3229999	2,000
G1681957	27,000	I10975LK	16,000	K4999371	2,000	Z375062	1,000
G174780A	73,000	I10976LK	16,000	K507759(1	2,000	Z377481	1,000
G190461	5,000	I10977LK	20,000	K5180260	3,000	Z439965	1,000
G2056053	3,000	I10978LK	16,000	K5205565	4,000	Z668783	1,000
G219667	2,000	I10979LK	20,000	K525373	1,000		
G229082-A	5,000	I10980LK	18,000	K531741A	11,000		
G2457627	2,000	I10981LK	16,000	K535064-6	2,000		
G2515775	2,000	I10982LK	18,000	K573497	4,000		
G2598670	20,000	I10983LK	20,000	K579358	5,000		
G2634529	8,000	I10984LK	20,000	K5793769	16,000		
G2819133	35,000	I10985LK	16,000	K5840465	23,000		
G2832304	9,000	I10986LK	16,000	K603538(8	2,000		
G287419	20,000	K0015806	3,000	K6038603	2,000		
G288665A	2,000	K023100	25,000	K613710	1,000		
G2947276	14,000	K040326	16,000	K6372325	6,000		
G3392375	2,000	K0464864	2,000	K654486	20,000		
G364146	26,000	K0694347	8,000	K6629385	1,000		
G365154	5,000	K070916-6	16,000	K722987-9	5,000		
G3938300	2,000	K074056A	22,000	K737071	9,000		
G4068156	2,000	K0749060	3,000	K7381387	2,000		
G408488	26,000	K077078	16,000	K7696000	2,000		
G415027-8	2,000	K0820881	15,000	K7767021	4,000		
G4160796	9,000	K0849502	26,000	K7904843	9,000		
G4219855	3,000	K0875740	4,000	K7980787	20,000		

COLLECTION/POSTING OF SHARE CERTIFICATES/REFUND CHEQUES

Share certificates for wholly or partially successful applications on **white** Application Forms and refund cheques in respect of wholly or partially unsuccessful applications on **white** and **yellow** Application Forms (without interest and together with the related brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% attributable to the unsuccessful applications) are expected to be despatched by ordinary post to the addresses of those entitled as specified in their Application Forms at their own risk on Tuesday, June 15, 2004. Applicants who have applied on **white** Application Forms for 1,000,000 Hong Kong Offer Shares or above and have indicated in their Application Forms their wish to collect their refund cheques and, where applicable, share certificates in person may do so from Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong from 9:00 a.m. to 1:00 p.m. on Tuesday, June 15, 2004. Applicants who have applied on **yellow** Application Forms for 1,000,000 Hong Kong Offer Shares or above and have indicated in their Application Forms their wish to collect their refund cheques in person may do so from Computershare Hong Kong Investor Services Limited at the above address at the above times. Applicants being individuals who have applied for 1,000,000 Hong Kong Offer Shares or above and have opted for personal collection must not authorize any other person to make their collection on their behalf. Applicants being corporations that have opted for personal collection must attend by their authorized representatives bearing letters of authorization from their corporations stamped with the corporations' chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected refund cheques and share certificates will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms thereafter. Share certificates will only become valid certificates of title at 8:00 a.m. on Wednesday, June 16, 2004 provided that the Hong Kong Public Offering has become unconditional in all respects and the right of termination described in the section entitled "Underwriting – Underwriting Arrangements and Expenses – The Hong Kong Public Offering – Grounds for termination by the Hong Kong Underwriters" of the Prospectus has not been exercised.

For enquiries, please call Computershare Hong Kong Investor Services Limited at (852) 2862 8628.

Refund monies for wholly or partially unsuccessful applications (without interest and together with the related brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% attributable to the unsuccessful applications) in respect of applications given by **electronic application instructions** through HKSCC will be credited to the designated bank accounts of the relevant CCASS Participants on Tuesday, June 15, 2004. Applicants applying by giving **electronic application instructions** to HKSCC through their designated CCASS Participants (other than CCASS Investor Participants) may (where applicable) check the refund amount through their designated CCASS Participants on Tuesday, June 15, 2004. Applicants applying as CCASS Investor Participants can check the amount of refund monies payable to them via the CCASS Phone System or the CCASS Internet System on Tuesday, June 15, 2004 or in the activity statements made available to them by HKSCC.

DEPOSIT OF SHARE CERTIFICATES INTO CCASS AND CHECKING OF RESULTS

For those wholly or partially successful applicants using **yellow** Application Forms and applying by giving **electronic application instructions** to HKSCC who are allotted Hong Kong Offer Shares in the name of HKSCC Nominees, the allotted Hong Kong Offer Shares will be deposited directly into CCASS for credit to their CCASS Investor Participants' stock accounts or stock accounts of their designated CCASS Participants as instructed by such applicants at the close of business on Tuesday, June 15, 2004 or in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

Applicants applying as CCASS Investor Participants using **yellow** Application Forms and applicants applying by giving **electronic application instructions** to HKSCC should check the results of the Hong Kong Public Offering published herein and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, June 15, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees.

Applicants applying (whether using **yellow** Application Forms or by way of **electronic application instructions**) through their designated CCASS Participants (other than CCASS Investor Participants) can arrange with their designated CCASS Participants to check the number of Hong Kong Offer Shares allotted under their applications. For applicants applying as CCASS Investor Participants, they can also check their new account balance via the CCASS Phone System and CCASS Internet System on Wednesday, June 16, 2004. HKSCC will also make available to such applicants activity statements showing the number of Hong Kong Offer Shares credited to their CCASS Investor Participant stock accounts and (for CCASS Investor Participants applying by giving **electronic application instructions** to HKSCC) the amount of refund monies (if any) credited to their respective designated bank accounts.

COMMENCEMENT OF DEALINGS

Dealings in the Shares on the main board of the Stock Exchange are expected to commence at 9:30 a.m. on Wednesday, June 16, 2004.

By order of the Board
Ma Huateng
Chairman

Hong Kong, June 15, 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in SCMP (Business).

Investor

Investment Service Centre

Listed Companies Information

TENCENT HOLDINGS LIMITED<00700> - Announcement

Announcement of the Offer Price, the level of indication of interest in the International Placing and the application results and basis of allocation of the Hong Kong Offer Shares (with successful applicants' identification document numbers) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on ....Tuesday, June 15, 2004

Despatch of share certificates in respect of wholly or partially successful applications on ....Tuesday, June 15, 2004

Despatch of refund cheques in respect of wholly successful (if applicable) or wholly or partially unsuccessful applications on or before ....Tuesday, June 15, 2004

Dealings in Shares on the Stock Exchange are expected to commence on ....Wednesday, June 16, 2004

If you apply for 1,000,000 Hong Kong Offer Shares or more on a WHITE or YELLOW Application Form and have indicated in your Application Form that you wish to collect refund cheque(s) (where applicable) and/or share certificate(s) (for applicants using WHITE Application Forms) in person, you may collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, June 15, 2004 or any other date notified by us in the newspapers as the date of despatch of share certificates/refund cheques.

- If you are an individual who opts for personal collection, you may not authorise any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your corporation's chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar.

- If you do not collect your refund cheque(s) and/or share certificate (s) personally within the time period specified for collection, it/they will be despatched to you by ordinary post to the address as specified in your Application Form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Offer Shares or if you have applied for 1,000,000 Hong Kong Offer Shares or more on a WHITE or YELLOW Application Form but have not indicated in your Application Form that you wish to collect your share certificate(s) (for applicants using WHITE Application Forms) and/or refund cheque(s) (where applicable) in person, then your share certificate(s) (where applicable) and/or refund cheque(s) (where applicable) will be sent to the address on your Application Form on Tuesday, June 15, 2004 by ordinary post and at

your own risk.

In connection with the Offering, Goldman Sachs (Asia) L.L.C. as stabilizing manager, on behalf of the Underwriters, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. However, there is no obligation on Goldman Sachs (Asia) L.L.C. or any person acting for it to conduct any such stabilizing action. Such stabilization may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules, as amended, made under the Securities and Futures Ordinance. Such stabilization, if commenced, will be conducted at the absolute discretion of Goldman Sachs (Asia) L.L.C. or any person acting for it and may be discontinued at any time, and must be brought to an end after a limited period. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance are contained in the prospectus of Tencent Holdings Limited (the "Company") dated June 7, 2004 (the "Prospectus"). The number of Shares being offered in the Offering may be increased by up to an aggregate of 63,024,000 Shares through the exercise of the Over-allotment Option granted to the International Purchasers by the Company, exercisable by the Global Coordinator on behalf of the International Purchasers to cover over-allocations (if any) in the International Placing. Such Over-allotment Option is exercisable up to the date which is the 30th day after the Listing Date. In the event that such Over-allotment Option is exercised, a press announcement will be made.

Unless otherwise defined in this announcement, terms defined in the Prospectus have the same meanings when used in this announcement.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

HONG KONG PUBLIC OFFERING AND INTERNATIONAL PLACING

Number of Hong Kong Offer Shares	:	**42,016,000 Shares (subject to adjustment)**
Number of Offer Shares	:	**420,160,500 Shares (subject to adjustment and the Over-allotment Option)**
Maximum Offer Price	:	**Not more than HK$3.70 per Hong Kong Offer Share plus brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% (payable in full on application and subject to refund)**
Nominal value	:	**HK$0.0001 per Share**
Stock code	:	**700**

Global Coordinator, Bookrunner, Lead Manager and Sponsor

Goldman Sachs

Goldman Sachs (Asia) L.L.C.

Application has been made to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the Shares in issue, the Offer Shares, and any Shares issued pursuant to the Over-allotment Option, the Pre-IPO Share Option Scheme and the Share Option Scheme. Dealings in the Shares on the Stock Exchange are expected to commence on Wednesday, June 16, 2004. Applications for the Shares will only be considered on the basis of the terms and conditions set out in the Prospectus and in the **white** or **yellow** Application Forms. **It should be noted that multiple applications or suspected multiple applications or any application for more than 21,008,000 Shares, being 50 per cent. of the Hong Kong Offer Shares initially comprised in the Hong Kong Public Offering, will be rejected.** Only one application on a **white** or **yellow** Application Form or by way of giving **electronic application instructions** to HKSCC may be made for the benefit of any person. Applicants for any Shares under the Hong Kong Public Offering are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up, or indicated an interest for, and will not apply for or take up, or indicate an interest for, any Offer Shares under the International Placing. Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Company is initially offering 42,016,000 Shares for subscription by the public in Hong Kong at the Offer Price, representing approximately 10% of the total number of Shares initially available under the Offering. The allocation of the Shares between the Hong Kong Public Offering and the International Placing is subject to adjustment as stated in the paragraph headed "Pricing and Allocation" under the section in the Prospectus entitled "Structure of the Offering".

Acceptance of all applications for the Shares pursuant to the Hong Kong Public Offering is conditional on the conditions as stated in the paragraph headed "Conditions of the Hong Kong Public Offering" in the section entitled "Structure of the Offering" in the Prospectus. The Offer Price is expected to be fixed by agreement between the Global Coordinator, on behalf of the Underwriters, and the Company on or around Friday, June 11, 2004 and, in any event, not later than Monday, June 14, 2004. Investors applying for Shares under the Hong Kong Public Offering must pay, on application, the maximum Offer Price of HK$3.70 for each Share together with a brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% on each Share. The Global Coordinator, on behalf of the Underwriters, may with the consent of the Company, reduce the number of Offer Shares being offered in the Offering and/or the indicative offer price range below that stated in the Prospectus (which is HK$2.77 to HK$3.70 per Share) at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, a notice of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative offer price range is so reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Offer Price is not agreed between the Company and the Global Coordinator (on behalf of the Underwriters), the Offering will not proceed.

If the Offering does not become unconditional, all application monies received from applicants under the Hong Kong Public Offering will be refunded, without interest, on the terms set out under the paragraph headed "Deposit of Share Certificates into CCASS and Refund of Application Monies" in the section entitled "How to Apply for Hong Kong Offer Shares" in the Prospectus. Refund will be made in respect of wholly or partially successful applications in the event that the Offer Price is less than the offer price per Share initially paid and in respect of wholly or partially unsuccessful applications. Applicants for 1,000,000 Shares or more who have elected in their Application Forms to collect their refund cheque(s) (where relevant) and/or share certificates (for applicants using **white** Application Form) personally, may do so from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited from 9:00 a.m. to 1:00 p.m. on Tuesday, June 15, 2004. Applicants being individuals who opt for personal collection may not authorize any other person to make

collection on their behalf. Applicants being corporations, who opt for personal collection, must attend by their authorized representatives each bearing a letter of authorization from such corporation stamped with the corporation's chop. Both individuals and authorized representatives must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Form. For enquiries, please call the hotline of Computershare Hong Kong Investor Services Limited at (852) 2862-8628. Share certificates will only become valid certificates of title at 8:00 a.m. on Wednesday, June 16, 2004 provided that the Hong Kong Public Offering has become unconditional in all respects and the right of termination described in the section entitled "Underwriting" – Underwriting Arrangements and Expenses – The Hong Kong Public Offering – Grounds for termination by the Hong Kong Underwriters" of the Prospectus has not been exercised.

In relation to applicants who have applied for less than 1,000,000 Shares, or applicants who have applied for 1,000,000 Shares or more and have not elected in their Application Forms to collect their refund cheque(s) (where relevant) and/or share certificate(s) in person, their refund cheque(s) (where relevant) and/or share certificate(s) (for applicants using **white** Application Form) will be sent by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms on Tuesday, June 15, 2004.

Applicants who would like to be allotted Shares in their own names should complete and sign the **white** Application Forms. Applicants who would like to have the Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to their CCASS Investor Participant stock accounts or the stock accounts of their designated CCASS Participants maintained in CCASS should either (i) complete and sign the **yellow** Application Forms or (ii) give **electronic application instructions** to HKSCC via CCASS.

Obtaining a copy of the Prospectus and Application Forms

Copies of the Prospectus, together with the **white** Application Forms, may be obtained during normal business hours from 9:00 a.m. on Monday, June 7, 2004 until 12:00 noon on Thursday, June 10, 2004 at:

1. Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong;

2. The Hongkong and Shanghai Banking Corporation Limited, Level 15, 1 Queen's Road Central, Hong Kong; or

3. any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island:	Bank of China Tower Branch	3/F., 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road, Central
	Causeway Bay Branch	18 Percival Street, Causeway Bay
	Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing
	Aberdeen Branch	25 Wu Pak Street, Aberdeen
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon:	Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok
	Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
	Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
	Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
	Stage 6 Mei Foo Branch	Shop N47-49 Mount Sterling Mall, Mei Foo Sun Chuen
	2 Carnarvon Road Branch	2-2A Carnarvon Road, Tsim Sha Tsui
New Territories:	Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
	Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II

Copies of the Prospectus, together with the **yellow** Application Forms, may be obtained during normal business hours in the same period from:

1. the Depository Counter of HKSCC at 2/F., Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

2. the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong.

Both **white** and **yellow** Application Forms completed in all respects (to which one cheque or banker's cashier order should be securely stapled) should be deposited in the special collection boxes provided at the branches of Bank of China (Hong Kong) Limited referred to above at the following times on the following dates:

Monday, June 7, 2004 – 9:00 a.m. to 4:00 p.m.
Tuesday, June 8, 2004 – 9:00 a.m. to 4:00 p.m.
Wednesday, June 9, 2004 – 9:00 a.m. to 4:00 p.m.
Thursday, June 10, 2004 – 9:00 a.m. to 12:00 noon

Applications by giving electronic application instructions to HKSCC

Investors can apply for Shares by giving electronic application instructions to HKSCC as follows:

1. CCASS Investor Participants can give **electronic application instructions** to HKSCC through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input **electronic application instructions** on behalf of CCASS Investor Participants if they go to the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong and complete an input request form. Prospectuses are also available for collection at the Customer Service Centre of HKSCC; and

2. those who are not CCASS Investor Participants can instruct their brokers or custodians who are CCASS Broker Participants or CCASS Custodian Participants to give **electronic application instructions** to HKSCC via CCASS terminals to apply for Shares on their behalf.

CCASS Participants can input **electronic application instructions** at the following times on the following dates:

Monday, June 7, 2004	**–**	**9:00 a.m. to 7:00 p.m.**[1]
Tuesday, June 8, 2004	**–**	**9:00 a.m. to 7:00 p.m.**[1]
Wednesday, June 9, 2004	**–**	**9:00 a.m. to 7:00 p.m.**[1]
Thursday, June 10, 2004	**–**	**9:00 a.m. to 12:00 noon**

(1) **These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.**

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, applications must be received no later than 12:00 noon on Thursday, June 10, 2004 (or if the application lists are not open on that day, by the time and date stated in the sub-paragraph entitled "How to Apply for Hong Kong Offer Shares – Effect of Bad Weather on the Opening of the Application Lists" in the Prospectus). Please see the section entitled "How to Apply for Hong Kong Offer Shares" in the Prospectus for further details. No temporary documents or evidence of title will be issued. No receipt will be issued for application monies.

The total number of Shares available under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the International Placing and the Hong Kong Public Offering) will be divided into two pools for allocation purposes: Pool A and Pool B. The Shares in Pool A will be allocated on an equitable basis to applicants who have applied for Shares with an aggregate price of HK$5 million (excluding brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee payable) or less. The Shares in Pool B will be allocated on an equitable basis to applicants who have applied for Shares with an aggregate price of more than HK$5 million (excluding brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee payable) and up to the value of Pool B. Investors should be aware that applications in Pool A and applications in Pool B may receive different allocation ratios. If Shares in one (but not both) of the pools are undersubscribed, the surplus Shares will be transferred to the other pool to satisfy demand in this other pool and be allocated accordingly. For the purpose of this paragraph only, the "price" for Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of Shares from either Pool A or Pool B but not from both pools.

It is expected that the level of indication of interest in the International Placing, the Offer Price, the results of applications and the basis of allocation of Hong Kong Offer Shares will be published on Tuesday, June 15, 2004 in the South China Morning Post and Hong Kong Economic Times.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you and (if you are instructing your broker or custodian to give electronic application instruction on your behalf) the amount of refund monies payable to you with that CCASS Participant. If you are applying as a CCASS Investor Participant, you should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, June 15, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Wednesday, June 16, 2004, you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). On Wednesday, June 16, 2004, HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account and (if you are applying by giving electronic application instructions to HKSCC) the amount of refund monies credited to your designated bank account. For further details, please refer to the section entitled "How to apply for Hong Kong Offer Shares" in the Prospectus.

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

By order of the Board
Ma Huateng
Chairman

Hong Kong, June 7, 2004

Please also refer to the published version of this announcement in SCMP (Business).

IMPORTANT

If you are in any doubt about this Prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional advisor.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

HONG KONG PUBLIC OFFERING
AND
INTERNATIONAL PLACING

Number of Hong Kong Offer Shares:	42,016,000 Shares (subject to adjustment)
Number of Offer Shares:	420,160,500 Shares (subject to adjustment and the Over-allotment Option)
Maximum Offer Price:	not more than HK$3.70 per Hong Kong Offer Share plus brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002% (payable in full on application and subject to refund)
Nominal value:	HK$0.0001 per Share
Stock code:	700

Global Coordinator, Bookrunner, Lead Manager and Sponsor

Goldman Sachs

Goldman Sachs (Asia) L.L.C.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus.

A copy of this Prospectus, having attached thereto the documents specified in the section entitled "Documents Delivered to the Registrar of Companies" in Appendix VIII to this Prospectus, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission of Hong Kong and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this Prospectus or any of the other documents referred to above.

See "Risk Factors" beginning on page 21 for a discussion of certain risks that you should consider in connection with an investment in the Shares.

The Offer Price is expected to be fixed by agreement between the Global Coordinator (on behalf of the Underwriters) and us on the Price Determination Date. The Price Determination Date is expected to be on or about Friday, June 11, 2004 and, in any event, not later than Monday, June 14, 2004. The Offer Price will fall within the indicative offer price range of HK$2.77 to HK$3.70 per Share unless otherwise announced, as explained below. Investors applying for Hong Kong Offer Shares must pay the maximum Offer Price of HK$3.70 per Share, together with brokerage fee of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%, subject to refund if the Offer Price should be lower than the maximum Offer Price.

The Global Coordinator (on behalf of the Underwriters) may, with our consent, reduce the number of Offer Shares being offered in the Offering and/or the indicative offer price range below that stated in this Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such case, a notice of the reduction in the number of Offer Shares and/or the indicative offer price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to that day, then even if the number of Offer Shares and/or the indicative offer price range is so reduced, such applications cannot be subsequently withdrawn.

The Hong Kong Underwriting Agreement was entered into on June 4, 2004 and, subject to the aforementioned agreement on the Offer Price, the International Purchase Agreement is expected to be entered into on or about Friday, June 11, 2004 and in any event not later than Monday, June 14, 2004. The Hong Kong Underwriting Agreement and the International Purchase Agreement are expected to be inter-conditional. If, for any reason, the Offer Price is not agreed between the Global Coordinator (on behalf of the Underwriters) and us, the Hong Kong Public Offering and the International Placing will not proceed.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe, and to procure applicants for the subscription, for the Hong Kong Offer Shares are subject to termination by the Global Coordinator (on behalf of the Hong Kong Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the Offer Shares commences on the Stock Exchange. Such grounds are set out in the section entitled "Underwriting—Grounds for termination by the Hong Kong Underwriters" to this Prospectus. It is important that you refer to that section for further details.

June 7, 2004

Application lists open (Note 2)	11:45 a.m. on Thursday, June 10, 2004
Latest time for lodging **WHITE** and **YELLOW** Application Forms and for giving **electronic application instructions** to HKSCC (Note 3)	12:00 noon on Thursday, June 10, 2004
Application lists close	12:00 noon on Thursday, June 10, 2004
Expected Price Determination Date (Note 4)	Friday, June 11, 2004
Announcement of the Offer Price, the level of indication of interest in the International Placing and the application results and basis of allocation of the Hong Kong Offer Shares (with successful applicants' identification document numbers) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on	Tuesday, June 15, 2004
Despatch of share certificates in respect of wholly or partially successful applications on (Notes 5 and 6)	Tuesday, June 15, 2004
Despatch of refund cheques in respect of wholly successful (if applicable) or wholly or partially unsuccessful applications on or before (Note 6)	Tuesday, June 15, 2004
Dealings in Shares on the Stock Exchange are expected to commence on	Wednesday, June 16, 2004

Notes:

(1) All times refer to Hong Kong local time. Details of the structure of the Offering, including its conditions, are set out in the section entitled "Structure of the Offering".

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, June 10, 2004, the application lists will not open on that day. See the section entitled "How to Apply for the Hong Kong Offer Shares—Effect of Bad Weather on the Opening of the Application Lists".

(3) Applicants who apply for Hong Kong Offer Shares by giving electronic application instructions to HKSCC should refer to the section entitled "How to Apply for Hong Kong Offer Shares—Applying by Giving Electronic Application Instructions to HKSCC" in this Prospectus.

(4) The Price Determination Date is expected to be on or about Friday, June 11, 2004, and in any event will be no later than Monday, June 14, 2004. If, for any reason, the Offer Price is not agreed, the Offering will not proceed.

(5) **Share certificates for the Offer Shares are expected to be issued on Tuesday, June 15, 2004 but will only become valid certificates of title at 8:00 a.m. on June 16, 2004, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination in the section entitled "Underwriting" has not been exercised.**

(6) Applicants who have applied for 1,000,000 Hong Kong Offer Shares or more and who have indicated in their Application Forms that they wish to collect their refund cheques (where relevant) and share certificates (for applicants using **WHITE** Application Forms) personally, may collect refund cheques (where relevant) and share certificates (where relevant) from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, June 15, 2004 or any other date notified by us in the newspapers as the date of despatch of share certificates/refund cheques. Applicants being individuals who opt for personal collection may not authorize any other person to make collection on their behalf. Applicants being corporations who opt for personal collection must have their authorized representatives bearing letters of authorization from the corporation stamped with the corporation's chop make collection. Both individuals and authorized representatives must produce at the time of collection, evidence of identity acceptable to our Share Registrar. Uncollected share certificates and refund cheques will be despatched by ordinary post at the applicant's own risk to the address specified in the relevant Application Form. For applicants who have applied for less than 1,000,000 Hong Kong Offer Shares or who have applied for 1,000,000 Hong Kong Offer Shares or more but have not indicated in the Application Form that they wish to personally collect share certificates (if applying by using a **WHITE** Application Form) and/or refund cheques (where relevant), their share certificates (where relevant) and/or refund cheques (where relevant) will be sent to the address on the Application Form on Tuesday, June 15, 2004, by ordinary post and at the applicant's own risk. For further information, see the section entitled "How to Apply for Hong Kong Offer Shares".

You should rely only on the information contained in this Prospectus and the Application Forms to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. Any information or representation not made in this Prospectus must not be relied on by you as having been authorized by us, the Global Coordinator, the Underwriters, our Directors or any other person involved in the Offering.

		Page
EXPECTED TIMETABLE		i
SUMMARY		1
DEFINITIONS		12
GLOSSARY		18
RISK FACTORS		21
INFORMATION ABOUT THIS PROSPECTUS		45
DIRECTORS AND PARTIES INVOLVED IN THE OFFERING		47
CORPORATE INFORMATION		50
INDUSTRY OVERVIEW		51
REGULATION		57
OUR HISTORY AND STRUCTURE		68
BUSINESS		78
FINANCIAL INFORMATION		99
FUTURE PLANS AND USE OF PROCEEDS		128
SUBSTANTIAL SHAREHOLDERS		130
RELATIONSHIP WITH OUR SHAREHOLDERS		131
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		136
SHARE CAPITAL		142
UNDERWRITING		147
STRUCTURE OF THE OFFERING		155
HOW TO APPLY FOR HONG KONG OFFER SHARES		162
APPENDIX I	ACCOUNTANTS' REPORT	I-1
APPENDIX II	PROFIT FORECAST	II-1
APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION	III-1
APPENDIX IV	PROPERTY VALUATION	IV-1
APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE COMPANY AND CAYMAN ISLANDS COMPANY LAW	V-1
APPENDIX VI	STRUCTURE CONTRACTS	VI-1
APPENDIX VII	STATUTORY AND GENERAL INFORMATION	VII-1
APPENDIX VIII	DOCUMENTS DELIVERED AND AVAILABLE FOR INSPECTION	VIII-1

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This summary highlights information contained elsewhere in this Prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the Offer Shares. You should read the entire Prospectus, including the section entitled "Risk Factors" and the financial statements and related notes to those statements as set forth in the accountants' report in Appendix I to this Prospectus, before you decide to invest in the Offer Shares.

In this Prospectus, unless the context otherwise requires, references to "we", "us", "our" and "the Group" and similar terms refer to the Company and the four operating entities, two of which are indirect wholly owned subsidiaries of the Company and two of which are entities with which the Company and the wholly owned subsidiaries have a series of contractual arrangements. See "Risk Factors—Risks Related to Our Structure" and "Our History and Structure—Structure Contracts".

OVERVIEW

We are a leading provider of Internet services and mobile value-added services in China, with the largest instant messaging ("IM") community in China. Our IM platform, branded QQ, allows users to communicate in real-time across the Internet, and mobile and fixed line telecommunications networks using various terminal devices. We have been able to leverage our large user community and the recognition of the QQ brand to attract Internet and mobile users to pay for our consumer-oriented Internet and mobile value-added services and products.

We believe that we have the largest IM community in China as measured by registered user accounts. As of March 31, 2004, we had 291.3 million registered IM user accounts. During the 16-day period ended March 31, 2004, the peak number of simultaneous online user accounts was 6.1 million, the average number of daily user hours was 64.7 million and the average number of messages sent daily was 848.8 million. We are also one of the leading mobile value-added service providers in China. For 2003, China Mobile recognized us as its "Best Performing Partner" for SMS services (短信業務合作夥伴最佳業績獎) on its Monternet platform.

We currently have three principal lines of business: Internet value-added services, mobile and telecommunications value-added services and online advertising.

We launched our basic online IM service in February 1999. Since then, our Internet services have evolved into a variety of value-added services for users, including various fee-based IM service packages, community services such as online dating, alumni club, electronic cards and email, and entertainment services such as casual games, avatars and massive multiple-player online games. Revenues from our Internet value-added services accounted for 31.3% of our total revenues in 2003 and 40.6% of our total revenues in the three months ended March 31, 2004.

We commercially launched our mobile IM service, Mobile QQ, in May 2000. Since then, our mobile and telecommunications value-added services have expanded to include mobile chat, IVR services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games and other telecommunications value-added

services. Revenues from our mobile and telecommunications value-added services accounted for 63.6% of our total revenues in 2003 and 55.5% of our total revenues in the three months ended March 31, 2004.

As our customer base has grown in recent years, we have been able to leverage the significant traffic in our community to market online advertising services to our corporate clients. Revenues from online advertising accounted for 4.5% of our total revenues in 2003 and 3.2% of our total revenues in the three months ended March 31, 2004.

In addition, we are making long-term investments building on our technical expertise to develop IM solutions targeted for enterprises in China. We launched our enterprise IM solution, RTX, in September 2003, and intend to grow this business over time.

Our Internet value-added services and mobile and telecommunications value-added services are offered through network platforms operated by the major telecommunications operators in China. We offer a platform for network operators to attract their subscribers to enjoy value-added telecommunications services, driving traffic on their networks and increasing their revenues. The operators bill and collect the fees from the end-users of our services, and in exchange, we share a portion of the fees with the operators.

As a result of strong customer acceptance, we have been able to offer a growing number of our value-added services on a monthly subscription fee basis since May 2000. We achieved profitability in 2001 and have been able to grow our profit since then. For the year ended December 31, 2003, our revenues and profit for the year were RMB735.0 million and RMB322.2 million, respectively, representing an annual growth rate of 179.4% and 129.0% from 2002, respectively. Subscription-based revenues accounted for over 75% of our total revenues in 2003. For the three months ended March 31, 2004, our revenues and profit for the period were RMB257.6 million and RMB107.3 million, respectively.

In the opinion of our PRC counsel, our Group entities in the PRC have obtained and maintained all necessary approvals in relation to their establishment, and the conduct of their businesses and operations does not violate any relevant laws and regulations, subject to certain issues discussed in the sections entitled "Risk Factors—Regulatory Risks Related to Providing our Services and Products" and "Regulation—Applications by Tencent Computer". Our PRC counsel is also of the opinion that no licenses, permits, approvals or other consents, other than those we have already obtained and the Internet Publishing Approval and the Imported Games Approval that Tencent Computer is in the process of obtaining, are required under existing PRC laws, rules and regulations to conduct our primary business activities.

Industry Overview

The telecommunications and Internet industries in China have experienced rapid growth in recent years. According to the MII, China currently has the largest number of fixed line phone users and the largest mobile subscriber base in the world. The number of fixed line phone users and mobile subscribers in China reached 263.3 million and 268.7 million, respectively, as of December 31, 2003. According to Datamonitor, the number of China's fixed line subscribers is expected to grow at a compound annual rate of 8.6% from 2003 to 2007, reaching 366.3 million by 2007. According to Pyramid Research, the number of China's mobile subscribers is expected to grow at a compound annual rate of 16.9% from 2003 to 2007, reaching 502.1 million by 2007.

SUMMARY

According to CNNIC, China has the second largest Internet user base in the world, with a total of 79.5 million users as of December 31, 2003. The growth in China's Internet market is expected to be further fueled by the growth in broadband access, with the number of users growing by 163.6% in 2003. According to IDC, Internet users in China will reach approximately 154 million by 2007, representing a compounded annual growth rate of 18.0% since 2003. The large number of telecommunications and Internet users has accelerated the growing demand for value-added services in China. As a result, IM, online entertainment and other value-added services are becoming increasingly popular. According to IDC's Marco Polo Survey in 2003, China's Internet users were more willing to pay for online services than users in any other Asia-Pacific market.

The mobile value-added service market has also experienced rapid growth. Both China Mobile and China Unicom have launched mobile value-added service platforms that are the principal drivers behind the growth of this market. According to Pyramid Research, value-added service and SMS revenues are expected to grow at a compound annual rate of 43.3%, and GPRS revenues are expected to grow at 141.8% from 2002 to 2007. We believe that, as the mobile infrastructure further develops, mobile value-added services will continue to grow.

IM is one of the most popular and fastest growing Internet and mobile value-added services in China as it provides the ability for users to interact in real-time over the Internet and mobile networks. We believe IM is poised for growth in China as the number of Internet and telecommunication users in China continues to grow and the proliferation of value-added services will give IM service providers the opportunity to market an increasing number of fee-generating services to their users.

OUR STRENGTHS

We believe that we are well positioned to take advantage of the growth in usage of Internet and mobile and fixed line telecommunications, as well as the growing demand for innovative Internet and telecommunications value-added services, in China. Our key strengths include the following:

- large and active user base;
- distinctive community experience;
- compelling and creative value-added services;
- strong brand recognition; and
- strong strategic relationships with telecommunications operators and terminal device manufacturers in China.

OUR STRATEGIES

Our goal is to be the leading Internet and telecommunications value-added service provider in China. We have developed our IM platform into a comprehensive service platform that provides a portfolio of IM, value-added services and online entertainment to our large and growing community. To grow our business and maximize shareholder value, we will seek to:

- continue to expand our user base;

- deliver new services and products to enrich the QQ community experience;
- continue to strengthen our strategic relationships with telecommunications operators, device manufacturers and content providers; and
- develop real-time communications solutions for enterprises in China.

OUR CORPORATE STRUCTURE

PRC regulations currently limit foreign ownership of companies that provide telecommunications value-added services. Accordingly, our Internet and mobile value-added services and other telecommunications value-added services are provided by Tencent Computer and Shiji Kaixuan under contractual arrangements with the Company and its two wholly owned subsidiaries in the PRC, Tencent Technology and Shidai Zhaoyang Technology. Our Core Founders hold all of the equity interests in Tencent Computer and Shiji Kaixuan. Under various contractual arrangements, the Company is able to recognize and receive the economic benefit of the business and operations of Tencent Computer and Shiji Kaixuan. The agreements are designed to provide the Company, Tencent Technology and Shidai Zhaoyang Technology with effective control over, and (to the extent permitted by law) the right to acquire the equity interests in and/or assets of, Tencent Computer and Shiji Kaixuan. The Company has been advised by its PRC counsel that these contractual arrangements are in compliance with current PRC laws and regulations.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following summary financial data of the Company as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the three months ended March 31, 2003 and 2004 have been extracted from the accountants' report set forth in Appendix I to this Prospectus. The summary financial data set forth below have been prepared in accordance with IFRS.

	Year ended December 31,			Three months ended March 31,	
	2001	2002	2003	2003	2004
	(RMB in thousands)				
Revenues:					
Internet value-added services	944	40,819	229,690	33,012	104,586
Mobile and telecommunications value-added services	37,960	198,818	467,369	84,297	142,817
Online advertising	7,735	19,188	32,841	6,818	8,215
Others	2,437	4,282	5,057	866	1,935
Total revenues	49,076	263,107	734,957	124,993	257,553
Cost of revenues	(18,044)	(71,674)	(229,548)	(36,339)	(87,368)
Gross profit	31,032	191,433	505,409	88,654	170,185
Other operating (expenses)/income, net	(82)	(242)	(1,226)	36	18
Selling and marketing expenses	(4,312)	(19,437)	(55,967)	(12,313)	(23,044)
General and administrative expenses	(16,297)	(28,860)	(112,011)	(16,652)	(34,074)
Profit from operations	10,341	142,894	336,205	59,725	113,085
Finance (expenses)/income, net	(125)	871	2,004	(257)	931
Profit before tax	10,216	143,765	338,209	59,468	114,016
Taxation	—	(3,058)	(16,013)	(2,123)	(6,712)
Profit for the year/period	10,216	140,707	322,196	57,345	107,304

	As of December 31,			As of March 31,	
	2001	2002	2003	2003	2004
	(RMB in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	39,723	45,254	325,586	79,205	329,332
Total assets	65,542	213,666	575,716	270,967	642,416
Total shareholders' equity	48,324	197,950	471,957	244,961	550,326

During the periods set forth above, the Company derived substantially all of its revenues under a series of contractual arrangements among the Company, Tencent Technology, which is a wholly owned subsidiary of the Company, and Tencent Computer. Under those agreements, the Company is able to recognize and receive the economic benefit of the business and operations of Tencent Computer. The agreements are designed to provide the Company and Tencent Technology with effective control over, and (to the extent permitted by PRC law) the right to acquire the equity interests in and assets of, Tencent Computer. Based on such contractual arrangements, the Board of Directors has concluded that it is appropriate to consolidate the financial statements of Tencent Computer, notwithstanding the lack of share ownership, because in substance, the contractual arrangements give the Company control over Tencent Computer. The consolidation of Tencent Computer, as set out in the "Basis of consolidation" under "Principal accounting policies" in note 3 to the accountants' report set forth in Appendix I to this Prospectus, is in

compliance with the requirements under IAS 27 of IFRS, which stipulate that a subsidiary can only be consolidated by its parent when the parent has control over the subsidiary. In January 2004, Shiji Kaixuan was established with similar contractual arrangements made with the Company and its financial statements have been consolidated by the Company as of and for the three months ended March 31, 2004.

SUMMARY HISTORICAL OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 16-day period ended December 31,			For the 16-day period ended March 31,
	2001	2002	2003	2004
		(in millions)		
Registered IM user accounts (at end of period)	93.2	151.3	256.1	291.3
Active user accounts	43.8	54.4	81.5	97.1
Peak simultaneous online user accounts	1.9	2.9	4.8	6.1
Average daily user hours	18.3	28.6	51.4	64.7
Average daily messages (1)	413.9(2)	386.4	681.8	848.8
Fee-based Internet value-added service registered subscriptions (at end of period)	—	1.5	6.9	7.3
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period) (3)	1.4	5.6	13.1	12.8

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Average daily messages for the 16-day period ended December 31, 2001 include messages derived from our online advertising. In subsequent periods, average daily messages exclude those advertising messages.

(3) Includes registered subscriptions for services provided directly by us or through mobile operators.

RISK FACTORS

We believe that there are risks involved in our operations and the Offering. The risks can be broadly categorized into the following:

- risks related to our business;
- risks related to our structure;
- regulatory risks related to providing our services and products;
- general risks related to conducting business in China; and
- risks related to the Offering.

A detailed discussion of the risk factors are set forth in "Risk Factors". The following is a list of the risk factors:

Risks Related to Our Business

- Our business plan is based on a new business model that may not be successful, and we may not be successful in implementing our future business strategies.

- If Tencent Computer and Shiji Kaixuan are unable to maintain existing, and establish new, arrangements with mobile and other telecommunications operators, our business will suffer.
- As we depend on mobile operators to maintain accurate records concerning the fees paid by customers for mobile value-added services and our portion of those fees, and we have had to make estimates on occasion as to what revenues we should record in this regard, any errors in this process could adversely affect our results of operations.
- Our revenues will be adversely impacted if mobile or other telecommunications operators refuse to pay, or delay payment of, fees to Tencent Computer or Shiji Kaixuan.
- Tencent Computer's and Shiji Kaixuan's ability to provide value-added mobile services and products could be constrained if network operators insist on exclusivity provisions and Tencent Computer or Shiji Kaixuan, as the case may be, is deemed not to be in compliance with such provisions.
- If business conditions of mobile operators deteriorate, our business operations and financial condition may be materially and adversely affected.
- We operate in a very competitive market.
- If we are unable to maintain existing, and establish new, arrangements with device manufacturers, our business could suffer.
- Our business depends on the continuing contributions of our key executives and employees, and our business may be severely disrupted if we lose their services.
- Because our operating history is limited and the revenues and income potential of our businesses is unproven, we cannot predict whether we will meet internal or external expectations of future performance.
- If we are unable to develop or source popular content and applications, our business could suffer.
- If we fail to maintain our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.
- If we fail to develop successfully and introduce new services and products, or adopt new technologies, our competitive position and ability to generate revenues from value-added Internet and telecommunications services and products may be harmed.
- We rely on online advertising sales for a portion of our revenues, but the Internet has not been proven as a widely accepted medium for advertising.
- We may not be able to prevent unauthorized parties from using our intellectual property, which may harm our business and expose us to litigation.
- We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.
- Rapid growth and a rapidly changing operating environment strain our limited resources.

- We may be held liable to third parties for information displayed on, retrieved from or linked to our websites or for information delivered or shared through our services.
- Online communications among our users may lead to personal conflicts, which could damage our reputation, lead to government investigation and have a material and adverse effect on our business.
- Privacy concerns or inaccurate information may harm our reputation and prevent us from selling demographically targeted advertising in the future which could make our advertising space less attractive to advertisers.
- Unexpected network interruption caused by system failures or computer viruses may reduce visitor traffic, reduce revenues and harm our reputation.
- We are vulnerable to natural disasters and other events, as we only have limited backup systems.
- Concerns about the security of our transaction systems and confidentiality of information on the Internet and mobile telecommunications networks may reduce use of our network and impede our growth.
- Online payment systems in China are at an early stage of development and may restrict our ability to expand our online services business.
- The continued growth of the value-added telecommunications market and the Internet market in China depends on the continued investment in the fixed line and mobile telecommunications infrastructure.
- We may need additional capital, and we may not be able to obtain it.
- Future acquisitions may have an adverse effect on our ability to manage our business.
- We have limited insurance coverage.
- We may not be able to pay dividends in accordance with our currently proposed dividend policy.
- In the future, we may not be able to achieve the revenue growth that we have been able to achieve in the past three years.
- If the number of dropped messages increase due to deterioration of mobile operators' networks, our revenues could be materially and adversely affected.
- The failure of telecommunications network operators to provide us with bandwidth and server custody and of our suppliers to provide content as expected could hurt our business.
- Deterioration in our relationships with, or financial difficulties encountered by, major operators may hurt our business.

Risks Related to Our Structure

- There is no assurance that the contractual arrangements that the Company and the WFOEs have entered into with Tencent Computer and Shiji Kaixuan are in compliance with PRC laws and regulations.

- Due to regulatory limitations, the Company conducts some of its business in China through entities in which neither the Company nor the WFOEs have any direct ownership interest. These arrangements may not be as effective in providing control as direct ownership.
- If Tencent Computer or Shiji Kaixuan fails to comply with, or refuses to renew, our contractual arrangements with them, our business would be disrupted and our revenues could decrease significantly.
- Our plan to establish a FITE may not proceed smoothly or at all or may lead to unanticipated costs and disruption to our business.
- The preferential tax treatment currently enjoyed by the WFOEs, Tencent Computer and Shiji Kaixuan may be challenged or revoked in the future, and the recognition of revenues outlined in our intra-group contracts could be challenged by the tax authorities.
- The Company's current Shareholders, whose interest may be different from that of the public Shareholders, will have certain influence over the adoption of Shareholder resolutions after the Offering.

Regulatory Risks Related to Providing Our Services and Products

- We may be adversely affected by complexity, uncertainties and changes in regulation of Internet and value-added telecommunications service companies.
- If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.
- If we fail to obtain approval to import online games, or if any of our previous activities with respect to online games is deemed to be in violation of PRC law or regulations, our business and prospects may be materially and adversely affected.
- If some of our online games business activities are deemed to be in violation of law in the future, we may have to modify our online games business model, which could have a material and adverse effect on our business and results of operations.
- We may be subject to liability for prohibited content displayed on, retrieved from or linked to our websites or transmitted by means of our services.
- We may have to register our encryption software with the regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

General Risks Related to Conducting Business in China

- Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our business and results of operations.

- A slow-down of the Chinese economy may slow down our growth and profitability.
- Our subsidiaries in the PRC are subject to restrictions on paying dividends to us.
- Currency fluctuations may adversely affect our business. If the Renminbi were to decline in value, our revenues in US dollar terms would decline.
- Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
- Uncertainties with respect to the PRC legal system and administrative actions could adversely affect us.
- Risks related to Severe Acute Respiratory Syndrome and other outbreaks.

Risks Related to the Offering

- Because there has been no prior public market for the Shares, the liquidity and market price of the Offer Shares may be volatile.
- As the Offer Price is substantially higher than the net tangible book value per Share, you will incur immediate and substantial dilution.
- Sales, or perceived sales, of substantial amounts of Shares in the public market after the Offering could adversely affect the prevailing market price of our Shares.
- Facts and statistics in this Prospectus relating to the Chinese economy and the Internet and telecommunications industries in China may be inaccurate.
- Forward-looking statements contained in this Prospectus are subject to risks and uncertainties.

DIVIDEND POLICY

The Company currently intends to pay annual cash dividends of not less than 10% of our consolidated profit attributable to shareholders for the applicable year. However, the determination to pay such dividends will be made at the discretion of our Board of Directors and will be based upon our earnings, cash flow, financial condition, capital requirements, statutory fund reserve requirements and any other conditions that our Board of Directors deems relevant. The payment of dividends may be limited by legal restrictions and by financing agreements that we may enter into in the future.

USE OF PROCEEDS

The net proceeds to the Company from the Offering (after deduction of underwriting fees and commissions and estimated expenses payable by us in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$3.235 per Share, being the mid-point of the indicative offer price range of HK$2.77 to HK$3.70 per Share) are estimated to be approximately HK$1,258 million (and HK$1,454 million, if the Over-allotment Option is exercised in full).

We have not currently identified any specific use of proceeds and have not approved any specific plans. We may use the net proceeds from the Offering to pursue and finance new

strategic initiatives and to organically grow and expand the existing business. Assuming we receive the estimated net proceeds of approximately HK$1,258 million described above, we may allocate:

- around HK$818 million to pursue and finance new strategic initiatives in the real-time communications, entertainment and Internet sectors generally, including potential strategic acquisitions that we may pursue in the future;
- around HK$252 million to organically grow and expand the existing business; and
- the remaining portion of the net proceeds to fund working capital and other general corporate purposes.

The additional net proceeds of approximately HK$196 million that we would receive if the Over-allotment Option is exercised in full may be used as additional working capital. The possible allocation of use of proceeds may change in light of our evolving business needs and conditions and management requirements.

OFFER STATISTICS

	Based on an Offer Price of HK$2.77 per Share	Based on an Offer Price of HK$3.70 per Share
Market capitalization (1)	HK$4,655 million	HK$6,218 million
Pro forma 2003 basic earnings per Share (2)	HK$ 0.17	HK$ 0.17
Price/earnings multiple based on 2003 earnings (3)	15.9 times	21.2 times
Prospective 2004 basic earnings per Share (4)	HK$ 0.25	HK$ 0.25
Prospective price/earnings multiple based on 2004 forecast earnings (5)	11.1 times	14.8 times
Pro forma net tangible asset value per Share (6)	HK$ 0.95	HK$ 1.17

Notes:

(1) The calculation of market capitalization is based on 1,680,641,260 Shares expected to be in issue immediately after completion of the Offering but takes no account of any Shares which may be issued upon exercise of the Over-allotment Option or of the options which have been granted under the Pre-IPO Share Option Scheme or which may be granted under the Share Option Scheme or which may be issued or repurchased by us under the Issue Mandate or the Repurchase Mandate.

(2) The pro forma 2003 basic earnings per Share are calculated by dividing the historical net profit of the Group for the year ended December 31, 2003 by the weighted average number of Shares outstanding during 2003 adjusted retrospectively as if the effect of the share splits mentioned in notes 24(g) and 24(i) of the Accountants' Report and the Shares to be issued under the Offering (taking no account for any Shares which may be issued upon the exercise of the Over-allotment Option and any options which have been granted under the Pre-IPO Share Option Scheme) had both taken place on January 1, 2003.

(3) The calculation of the price/earnings multiple based on 2003 earnings, on a pro forma basis, is based on the pro forma 2003 basic earnings per Share (stated in (2)) at the respective offer prices of HK$2.77 per Share and HK$3.70 per Share assuming that the Over-allotment Option and options which have been granted under the Pre-IPO Share Option Scheme are not exercised.

(4) The prospective 2004 basic earnings per Share are calculated by dividing the forecast net profit of the Group for the year ending December 31, 2004 of RMB444 million by the weighted average number of Shares expected to be outstanding during 2004 as if the Offering (taking no account for any Shares which may be issued upon the exercise of the Over-allotment Option and any options which have been granted under the Pre-IPO Share Option Scheme or may be granted under the Share Option Scheme) had taken place on January 1, 2004.

(5) The calculation of the prospective price/earnings multiple based on 2004 forecast earnings, on a pro forma basis, is based on the prospective 2004 basic earnings per Share (stated in (4)) at the respective offer prices of HK$2.77 per Share and HK$3.70 per Share assuming that the Over-allotment Option and options which have been granted under the Pre-IPO Share Option Scheme or may be granted under the Share Option Scheme are not exercised.

(6) The pro forma net tangible asset value per Share has been arrived at after making the adjustments referred to in the section entitled "Financial Information—Unaudited Pro forma Net Tangible Assets" and on the basis of a total of 1,680,641,260 Shares expected to be in issue following the completion of the Offering, but takes no account of any Shares which may be issued upon the exercise of the Over-allotment Option or of the options which have been granted under the Pre-IPO Share Option Scheme or which may be granted under the Share Option Scheme or which may be issued or repurchased by us under the Issue Mandate or the Repurchase Mandate. If the Over-allotment Option is exercised in full or in part and/or if any Shares are issued under the Pre-IPO Share Option Scheme or under the Share Option Scheme, the adjusted net tangible assets value per Share may increase/decrease.

In this Prospectus, unless the context otherwise requires, the following terms shall have the meanings indicated. Certain other terms are explained in the section entitled "Glossary".

"Application Forms"	**WHITE** Application Form(s) and **YELLOW** Application Form(s) or, where the context so requires, either of them
"Articles of Association" or "Articles"	our articles of association as currently adopted
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board of Directors"	our board of Directors
"business day"	any day (other than a Saturday or Sunday) on which banks in Hong Kong are generally open for normal banking business
"BVI"	the British Virgin Islands
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant or a CCASS Custodian Participant or a CCASS Investor Participant
"China" or "PRC"	The People's Republic of China, but for the purpose of this Prospectus and for geographical reference only (unless otherwise indicated) excludes Taiwan, the Macau Special Administrative Region and Hong Kong
"China Mobile"	China Mobile Communications Corporation (中國移動通信集團公司) and its branches, subsidiaries and affiliates
"China Netcom"	China Network Communications Group Corporation (中國網絡通信集團公司) and its branches, subsidiaries and affiliates
"China Telecom"	China Telecommunications Corporation (中國電信集團公司) and its branches, subsidiaries and affiliates
"China Unicom"	China United Telecommunications Corporation (中國聯合通信有限公司) and its branches, subsidiaries and affiliates

"CNNIC"	China Internet Network Information Center (中國互聯網絡信息中心)
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Company"	Tencent Holdings Limited, a company incorporated in the BVI on November 23, 1999 and subsequently redomiciled to the Cayman Islands on February 27, 2004 as an exempted company under the laws of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Core Founders"	Ma Huateng, Zhang Zhidong, Zeng Liqing, Xu Chenye and Chen Yidan
"Datamonitor"	Datamonitor plc, a business information company specializing in industry analysis
"Director(s)"	director(s) of the Company or any of them
"Founders"	each of the Core Founders, Liu Xiaosong, Lam Kin Wong Danny, Xu Gangwu, Wu Xiaoguang, Li Haixiang, Huang Yejun and Gong Haixing
"FITE"	the foreign-invested telecommunications enterprise, the Sino-foreign equity joint venture in which the Company (directly or through a subsidiary) is expected to hold an equity interest
"GDP"	gross domestic product (all references to GDP growth rates are to real as opposed to nominal rates of GDP growth)
"Global Coordinator", "Sponsor", "Lead Manager" or "Bookrunner"	Goldman Sachs (Asia) L.L.C.
"Group", "we", "us" or "our"	one or more of the Company, its directly or indirectly wholly owned subsidiaries (including Tencent Technology and Shidai Zhaoyang Technology), Tencent Computer and Shiji Kaixuan, as the context requires
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited, a wholly owned subsidiary of HKSCC
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars" or "HK dollar" or "HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency for the time being of Hong Kong
"Hong Kong Offer Shares"	the Shares offered in the Hong Kong Public Offering

"Hong Kong Public Offering"	our offer of initially 42,016,000 new Shares for subscription by the public in Hong Kong (subject to adjustment as described in the section entitled "Structure of the Offering") at the Offer Price (plus brokerage of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%)
"Hong Kong Underwriters"	the underwriters listed in the section entitled "Underwriting—Hong Kong Underwriters", being the underwriters of the Hong Kong Public Offering
"Hong Kong Underwriting Agreement"	the underwriting agreement dated June 4, 2004 relating to the Hong Kong Public Offering and entered into by, among others, the Global Coordinator, the Hong Kong Underwriters and us
"IFRS"	International Financial Reporting Standards
"International Placing"	the conditional placing of the International Placing Shares for cash at the Offer Price (plus brokerage of 1%, Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and investor compensation levy of 0.002%)
"International Placing Shares"	the 378,144,500 new Shares initially being offered by us for subscription under the International Placing together, where relevant, with any additional new Shares to be issued pursuant to the exercise of the Over-allotment Option
"International Purchase Agreement"	the underwriting agreement relating to the International Placing to be entered into on or about June 11, 2004 by, among others, the Global Coordinator, the International Purchasers and us
"International Purchasers"	the group of underwriters expected to enter into the International Purchase Agreement to underwrite the International Placing
"Issue Mandate"	the general unconditional mandate given to our Directors by our Shareholders relating to the issue of new Shares, further details of which are contained in the paragraph headed "Written resolutions of the Shareholders of the Company" in Appendix VII to this Prospectus.
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Date"	the date, expected to be on or about June 16, 2004, on which our Shares are listed and from which dealings therein are permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, as amended from time to time

"Memorandum of Association" or "Memorandum"	our memorandum of association as currently adopted
"MIH"	MIH QQ (BVI) Limited, a company incorporated in the BVI on May 8, 2001 and an indirect wholly owned subsidiary of Naspers Limited, a company incorporated in the Republic of South Africa and listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market
"MII"	the PRC Ministry of Information Industry (中國信息產業部), including its local counterparts
"MOC"	the PRC Ministry of Culture (中國文化部), including its local counterparts
"MOFCOM" or "MOFTEC"	the PRC Ministry of Commerce (中國商務部), or its predecessor the Ministry of Foreign Trade and Economic Cooperation (中國對外貿易經濟合作部), as appropriate to the context
"Offer Price"	the final Hong Kong dollar price per Offer Share (exclusive of brokerage, Stock Exchange trading fee, SFC transaction levy and investor compensation levy) at which Hong Kong Offer Shares are to be subscribed pursuant to the Hong Kong Public Offering, to be construed and determined as described in the section entitled "Structure of the Offering—The Hong Kong Public Offering"
"Offer Shares"	the Hong Kong Offer Shares and the International Placing Shares
"Offering"	the Hong Kong Public Offering and the International Placing
"Over-allotment Option"	the option expected to be granted by us to the International Purchasers, exercisable by the Global Coordinator on behalf of the International Purchasers, up to the date which is the 30th day after the Listing Date, to require us to allot and issue up to an aggregate of 63,024,000 additional Shares at the Offer Price
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the People's Bank of China based on the China inter-bank foreign exchange market rate of the previous day and with reference to current exchange rates on the world financial markets
"Personal Data (Privacy) Ordinance"	the Personal (Data) Privacy Ordinance (Chapter 486 of the Laws of Hong Kong)
"PRC Government"	the central government of the PRC including all governmental subdivisions (including provincial, municipal and other regional or local government entities) and organs thereof or, as the context requires, any of them

"Pre-IPO Share Option Scheme"	the pre-listing Share option scheme adopted by the Company on July 27, 2001, as amended, the principal terms of which are summarized in the section entitled "Pre-IPO Share Option Scheme" in Appendix VII to this Prospectus
"Price Determination Agreement"	the agreement to be entered into among us and the Global Coordinator on behalf of the Hong Kong Underwriters on the Price Determination Date to record and fix the Offer Price
"Price Determination Date"	the date, expected to be on or about June 11, 2004, on which the Offer Price is fixed for the purposes of the Offering, and in any event no later than June 14, 2004
"Prospectus"	this Prospectus
"QIBs"	qualified institutional buyers within the meaning of Rule 144A
"Regulation S"	Regulation S under the US Securities Act
"Repurchase Mandate"	the general unconditional mandate relating to the repurchase of our Shares, granted to our Directors by our Shareholders, further details of which are contained in the section entitled "Repurchase of Our Own Securities" in Appendix VII to this Prospectus
"Renminbi" or "RMB"	the lawful currency for the time being of the PRC
"Rule 144A"	Rule 144A under the US Securities Act
"SAFE"	the PRC State Administration of Foreign Exchange (中國國家外滙管理局), including its local counterparts
"SAIC"	the PRC State Administration for Industry and Commerce (中國國家工商行政管理總局), including its local counterparts
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shareholder(s)"	a holder(s) of Share(s) from time to time
"Share(s)"	ordinary share(s) of HK$0.0001 each in our capital
"Share Option Scheme"	the Share option scheme adopted by the Company on March 24, 2004, the principal terms of which are summarized in the section entitled "Share Option Scheme" in Appendix VII to this Prospectus
"Share Registrar"	Computershare Hong Kong Investor Services Limited
"Shidai Zhaoyang Technology"	時代朝陽科技（深圳）有限公司 (Shidai Zhaoyang Technology (Shenzhen) Company Limited), a company established on February 8, 2004, in the PRC with limited liability and a wholly owned subsidiary of the Company
"Shiji Kaixuan"	深圳市世紀凱旋科技有限公司 (Shenzhen Shiji Kaixuan Technology Company Limited), a company established on January 13, 2004 in the PRC with limited liability

"Sportscn"	上海華體信息技術有限公司 (Shanghai Sportscn.com Information Technology Company Limited), a company established in the PRC with limited liability and an affiliate of MIH
"SPPA"	the PRC State Press and Publishing Administration (國家新聞出版總署), including its local counterparts
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiaries"	has the meaning ascribed to it in the Listing Rules
"Tencent Computer"	深圳市騰訊計算機系統有限公司 (Shenzhen Tencent Computer Systems Company Limited), a company established on November 11, 1998 in the PRC with limited liability
"Tencent Technology"	騰訊科技（深圳）有限公司 (Tencent Technology (Shenzhen) Company Limited), a company established on February 24, 2000 in the PRC with limited liability and a wholly owned subsidiary of the Company
"United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"Underwriters"	the Hong Kong Underwriters and the International Purchasers
"Underwriting Agreements"	the Hong Kong Underwriting Agreement and the International Purchase Agreement
"United States" or "US"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US dollars" or "US$"	the lawful currency for the time being of the United States
"US GAAP"	generally accepted accounting principles in the US
"US Securities Act"	the United States Securities Act of 1933, as amended
"WFOEs"	Shidai Zhaoyang Technology and Tencent Technology
"WTO"	World Trade Organization

GLOSSARY

This Glossary contains definitions and other terms as they relate to us and as they are used in this Prospectus, some of which may not correspond to standard industry definitions.

"active user accounts"	user accounts of a service that have been used during a 30-day period
"avatar"	a caricature that serves as an online user's virtual identity
"BBS"	bulletin board system, a computer or an application dedicated to the sharing or exchange of messages or other files on a network
"BREW™"	binary runtime environment for wireless
"broadband"	a service or connection allowing a large amount of information to be transmitted. Broadband is generally defined as bandwidth of at least 1.5 Mbps
"CDMA"	Code Division Multiple Access technology, a continuous digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signal for mobile communications
"chat"	a form of interactive online communications that enables typed conversation to occur in real-time and allows users to communicate in real-time to other users from anywhere over the Internet
"chat room"	a chat system usually contains a number of chat rooms, and users can only chat with other users in the same room
"daily user hours"	cumulative hours by which our IM users are logged into our IM network infrastructure
"game console"	home video game system
"GPRS"	General Packet Radio Service is a packet-based wireless communications service that promises data rates from 56 Kbps up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. Higher data rates allow users to take part in video conferences and interact with multimedia websites and similar applications using mobile handheld devices as well as notebook computers
"GSM"	Global System for Mobile communications, a digital mobile communications standard
"ICPs"	Internet content providers
"IM"	instant messaging, a type of communications service that enables users to exchange communications among themselves in real-time over the Internet

"IM community"	groupings of registered IM users
"Internet"	a global network of interconnected, separately administered public and private computer networks that uses the Transmission Control Protocol/Internet Protocol for communications
"Internet Protocol"	an agreed set of rules, procedures and formats by which information is exchanged over the Internet
"IVR"	Interactive Voice Response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the forms of voice messages, facsimiles, callback or e-mails
"Kbps"	short for Kilobits per second, a measure of data transfer speed
"K-Java™"	Java is a programming language expressly designed for use in the environment of the Internet. K-Java, the formal name of which is J2ME, Java 2 Platform MICRO Edition, a member of the Java family, is specially designed to run on systems with limited memory resources, such as mobile telephones
"Message Drop Rates"	Messages that were not successfully delivered to users over the operator's network, but which we successfully transmitted from our infrastructure to the operator's network
"MMOG"	massive multiple-player online game, a form of computer game that involves a large number of users playing a game online simultaneously
"MMS"	multimedia messaging service, a communications technology that allows users to exchange multimedia communications between capable mobile telephones and other devices
"native code"	a computer programming code that is compiled to run with a particular processor and its set of instructions
"online community"	a group of users who communicate or otherwise interact with one another through the Internet
"paying subscribers"	subscribers who make the payments prescribed by us to use our services
"peak simultaneous online user accounts"	the highest number of simultaneous online user accounts during peak usage hours
"PDA"	personal digital assistant, a handheld device that functions as a personal organizer, equipped with calendar, address, and e-mail or fax capabilities

"PHS networks"	also referred to as "Little Smart" or "Xiaolingtong", a wireless local access service using PHS technology
"PHS technology"	Personal Handy-phone System technology
"registered IM user accounts"	accounts held by users who have registered for our IM services
"registered users"	users who have registered for our value-added services such as a customized portal, Web-based e-mail, or IM, and have received a user's identification number for access to such services
"simultaneous online user accounts"	user accounts accessing an online service at the same time
"software client"	executable software installed on the user's PC or other terminal devices to facilitate the application of services provided by the server
"SIM card"	subscriber identity module card, an electronic card that is inserted into a handset and identifies the subscriber to the network. A SIM card contains the personal identification number of a subscriber and identifies the network to which the subscriber belongs
"SMS"	short message service, a service that allows text messages, which may comprise words, numbers or an alphanumeric combination, to be transmitted on mobile telephones
"subscriptions"	accounts that have subscribed for value-added services
"Transmission Control Protocol"	an agreed set of rules, procedures and formats used along with the Internet Protocol to transmit information over the Internet
"visitor"	a user who accesses a service regardless of whether such user is a registered user
"WAP"	Wireless Application Protocol, an open, global specification that allows Internet access and other broadband services on mobile wireless devices
"wireless platforms"	a computing environment, made up of specific types of hardware and operating systems, that allows the development and execution of computer applications for wireless devices

In addition to other information in this Prospectus, you should carefully consider the following risk factors before purchasing the Offer Shares, which may not be typically associated with investing in equity securities of companies from other jurisdictions. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS

Our business plan is based on a new business model that may not be successful, and we may not be successful in implementing our future business strategies.

Many of the elements of our business plan are unique and relatively unproven. The market for our technology and services is new and rapidly developing. Our business plan depends upon increased revenues from value-added Internet and telecommunications services and products and these are emerging market spaces with a comparatively short track record. In addition, we may not be successful in implementing our future business strategies, including increasing our revenues through the delivery of online entertainment services and enterprise software products. Many consumers in China have limited experience purchasing services and products such as instant messaging, online entertainment services and other value-added telecommunications services. Our current user base still only comprises a comparatively small percentage of the Chinese market. To be successful, we must continue to develop and market services and products that will achieve broad market acceptance by Internet and telecommunications users in China. Although we have achieved significant growth in the past three years, we cannot assure you that this level of significant growth will be sustainable or achieved at all in the future due to the reasons set forth above or for other reasons. No assurance can be given that we will be able to successfully develop and market such services and products to effectively implement our future business strategies.

If Tencent Computer or Shiji Kaixuan are unable to maintain existing, and establish new, arrangements with mobile and other telecommunications operators, our business will suffer.

The Company and the WFOEs receive a significant portion of their revenues from technical support, consulting, licensing and other fees paid by Tencent Computer and Shiji Kaixuan. Tencent Computer and Shiji Kaixuan offer many of the value-added services through network platforms operated by mobile and other telecommunications operators. They provide the platform for end-users to enjoy value-added telecommunications services, driving traffic on the operators' networks and increasing mobile data revenues and bandwidth utilization. See "Business-Strategic Relationships". Tencent Computer and Shiji Kaixuan, as the case may be, currently have contracts with China Mobile, China Unicom and other telecommunications operators in China, and have generated a significant portion of their revenues from those contracts. Substantially all of the fees for our mobile value-added services and a majority of the fees for our Internet value-added services are separately settled and collected for us by the 29 affiliates of China Mobile and 15 affiliates or branches of China Unicom. Any impairment in Tencent Computer's or Shiji Kaixuan's relationships with these network operators, including the failure to renew existing contracts on favorable terms when they expire, would impact our business, including the ability of Tencent Computer and Shiji

Kaixuan, as the case may be, to deliver to customers value-added telecommunications services and products. We would lose access to the customers of Tencent Computer's and Shiji Kaixuan's value-added telecommunications services and products. We would also not have access to these network operators' billing and collection infrastructures that we rely on in receiving revenues from customers of Tencent Computer's and Shiji Kaixuan's value-added telecommunications services and products. If our relationships through Tencent Computer or Shiji Kaixuan with these network operators are terminated, curtailed or renewed on terms that may be unfavourable to us, including the reduction of the fees paid by the operators, our business will suffer, which will have a material and adverse effect on our financial condition and results of operations.

As we depend on mobile operators to maintain accurate records concerning the fees paid by customers for mobile value-added services and our portion of those fees, and we have had to make estimates on occasion as to what revenues we should record in this regard, any errors in this process could adversely affect our results of operations.

China Mobile and China Unicom pay us a portion of the fees they receive from their customers for the mobile value-added services we provide, and we depend on their ability to maintain accurate records of the services we provide through their networks and related fees paid. We do not collect fees from these operators in limited circumstances in the event of technical limitations or failures with their billing and transmission systems. The rate of these billing and transmission failures varies among the operators and also changes from month to month. Billing and transmission failures may result in a material reduction in our mobile value-added services revenues. Changes in the mobile operators billing or accounting systems may require us to make costly changes to our accounting systems and may materially disrupt our operations.

In addition, we have only limited means to independently verify the information provided to us in this regard, and our results of operations could be materially and adversely affected if these companies miscalculate the revenues from the services and our portion of the revenues. We record revenues from mobile value-added services based on our share of the services fees received or receivable from the mobile operators and recognize such revenues on an accrual basis as the services are rendered based on our own statistical records. Recognizing revenues based on an accrual basis could potentially require us to later make adjustments in revenues (including making provisions for uncollected receivables from the mobile operators) if the mobile operators' actual payments to us are lower than expected, which could have a material and adverse effect on our reported profitability.

Our revenues will be adversely impacted if mobile or other telecommunications operators refuse to pay, or delay payment of, fees to Tencent Computer or Shiji Kaixuan.

It has been reported in the press that one mobile operator has refused to pay, or delayed payment of, fees owing to some of our competitors pursuant to arrangements similar to those entered into by Tencent Computer and Shiji Kaixuan with such mobile operator on the basis of such mobile operator's concerns about the type of content available to subscribers provided by the competitors' services. There can be no assurance that a mobile

or other telecommunications operator will not refuse to pay, or delay payment of, fees owing to Tencent Computer or Shiji Kaixuan on this basis or any other basis in the future. Such refusal to pay or delay in payment could have a material and adverse effect on our business, financial condition and results of operations.

Tencent Computer's and Shiji Kaixuan's ability to provide value-added mobile services and products could be constrained if network operators insist on exclusivity provisions and Tencent Computer or Shiji Kaixuan, as the case may be, is deemed not to be in compliance with such provisions.

Tencent Computer currently has contracts with China Mobile and China Unicom. Several provincial subsidiaries of China Mobile have insisted that Tencent Computer enters into arrangements with them that include exclusivity provisions. Such exclusivity provisions currently only relate to value-added mobile services and only refer to Tencent Computer and do not apply to affiliates or associates of Tencent Computer. The Company believes that Tencent Computer has undertaken steps to comply with such exclusivity provisions by not conducting any business that violates such exclusivity provisions, but there can be no assurance that in the future Tencent Computer or Shiji Kaixuan, if it becomes subject to such provisions, will not be alleged to be in violation of such provisions or that a network operator will not insist on stricter exclusivity provisions that would effectively prevent the affiliates and associates of Tencent Computer and Shiji Kaixuan from delivering their value-added mobile services and products to subscribers of other network operators. The imposition of such strict exclusivity provisions could have a material and adverse effect on our business, financial condition and results of operations.

If business conditions of mobile operators deteriorate, our business operations and financial condition may be materially and adversely affected.

Our business relies heavily on fees collected by China Mobile and China Unicom from their customers, although we expect the portion of fees collected through other operators to increase. Most of the mobile value-added services and a number of Internet and other telecommunications value-added services that Tencent Computer and Shiji Kaixuan offer are provided through China Mobile and China Unicom, as the case may be. Accordingly, the success of mobile, Internet and telecommunications value-added business depends on how successfully the mobile operators market their mobile telecommunications services in general and their operating policies from time to time, all of which are beyond our control. In addition, if business conditions of mobile operators deteriorate or the mobile operators become subject to increased pressure to improve profitability, they may insist on retaining a higher portion of the fees they receive from customers for the mobile value-added services that Tencent Computer and Shiji Kaixuan, as the case may be, provide through their networks. In response to increasing demand to protect customers, mobile operators may also impose stricter operating guidelines on value-added service providers, such as Tencent Computer and Shiji Kaixuan. Those stricter guidelines could impair our ability to market some of our services and products.

We operate in a very competitive market.

We face significant competition from other domestic value-added telecommunications service providers that provide services that are similar to those provided by us. We compete most directly with Internet portals in China to provide comprehensive mobile value-added services to customers. In addition, with the opening of investment in value-added telecommunications businesses to foreign investors, we may face increased competition from international competitors that may establish joint venture companies with local companies to provide services based on the foreign investors' technology and experience developed in their home markets. PRC's accession to the WTO may significantly increase competition from international companies due to, among other reasons, gradual regulatory changes made following the WTO accession to enable international companies to access Chinese markets. Some or all of the telecommunications network operators may also offer competitive services. These competitors may have greater financial and other resources than we do, and may be able to react more quickly to changing consumer requirements and demands, deliver competitive services at lower prices and more effectively respond to new Internet technologies or technical standards than we can. Moreover, present or future competitors may offer services and products that provide more favorable technology, performance and pricing than we can provide, and may offer other advantages over our services and products, with the result that their services and products could achieve greater market acceptance than our services and products. An increasingly competitive environment may result in the employment of unfair business practices by our competitors against us, and we may have difficulties in obtaining remedies against such actions. Any increase in competition could erode our market share, result in a fall in subscriber numbers and traffic over our platform, lead to price reductions and increased spending for marketing and development. Any of these events could have a materially adverse effect on our business, which in turn would have a material and adverse effect on our financial condition and results of operations.

If we are unable to maintain existing, and establish new, arrangements with device manufacturers, our business could suffer.

We derive benefits from our arrangements with device manufacturers, including mobile phone manufacturers, and we work with these device manufacturers to install our applications onto their devices for use by purchasers of their devices. Although we currently have contracts with a number of device manufacturers in China, including mobile phone manufacturers, an interruption in our relationships with such manufacturers could have an adverse impact on our business, including our profitability and the ability to deliver to consumers value-added mobile services and products.

Our business depends on the continuing contributions of our key executives and employees, and our business may be severely disrupted if we lose their services.

Our future success depends upon the continued services of our key executives, particularly the Core Founders. We rely on their expertise in business operations, including the development of new value-added services and products, as well as maintaining the Company's and the WFOEs' relationships with Tencent Computer, Shiji Kaixuan and other strategic partners. We have no "key man" insurance with respect to our key executives that

would provide insurance coverage payable to us for loss of their employment due to death or otherwise. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them within a reasonable period of time if at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses in recruiting and training additional personnel.

Additionally, if any of our key executives joins a competitor or forms a competing business, our business may be disrupted. Each of our key executives has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. Although the Company has been advised by its Hong Kong counsel that these contractual arrangements are enforceable under current Hong Kong law, and by its PRC counsel that the execution of such contracts by the PRC citizens does not violate current PRC laws, if any disputes arise between one of our executive officers and us, there can be no assurance that any of these agreements will be enforceable.

Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, marketing and customer service personnel. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

Because our operating history is limited and the revenues and income potential of our businesses is unproven, we cannot predict whether we will meet internal or external expectations of future performance.

We believe that our future success depends on our ability to significantly increase revenues from our operations, for which we have a limited operating history. Tencent Computer commenced operations in November 1998. Accordingly, our prospects must be considered in light of the difficulties and other risks customarily encountered by companies in an early stage of development, particularly companies in the new and rapidly evolving value-added Internet and telecommunications industries. These risks include our ability to:

- derive revenues from our users from fee-based services;
- attract customers for our instant messaging services and content;
- maintain our current, and develop new, strategic relationships;
- respond effectively to competitive pressures;
- address the effects of strategic relationships or corporate combinations among our competitors;
- increase awareness of our brand and continue to build user loyalty;
- attract and retain qualified management and employees;
- attract advertisers;
- upgrade our technology to support increased traffic and expanded services; and
- expand the content and services on our network.

We cannot assure you that we will be able to increase, or maintain the current level of, revenues from our business operations.

If we are unable to develop or source popular content and applications, our business could suffer.

One of our principal strengths is the ability of our services and products to create a distinct online community. We rely on a number of third parties to create traffic and provide content in order to make our websites and services more attractive to consumers and advertisers, and thus sustain and grow our online community. Third parties providing content to our websites and services include both commercial content providers with which we have contractual relationships and our registered community members who post articles and other content on our websites. If these third parties fail to develop and maintain high-quality content, our websites could lose viewers and advertisers. Most of our contractual arrangements with third-party content providers are not exclusive and are short-term, or may be terminated at any time for any reason by either party. There can be no assurance that our existing relationships with commercial content providers, if maintained, will result in sustainable business partnerships, successful service offerings and an acceptable level of traffic on our websites or revenues for us, or will not be terminated.

Online games currently are one of the fastest growing online services in China. We develop and source online games for our customers. However, if we are unable to develop or, at a reasonable cost to us, source games that are popular among our customer base, our online games business will not grow.

If we fail to maintain our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

While our QQ brand is well recognized throughout China, we believe that maintaining and enhancing the QQ brand is a critical aspect of our efforts to grow our customer base and obtain additional business partners. Our main competitors also have established brands and are continuing to take steps to increase their brand recognition. The use of words similar to the QQ brand by third parties in other industries could dilute our brand recognition. If we are for any reason unable to maintain and enhance our brand recognition, this could have a material and adverse effect on our business, operating results and financial condition.

If we fail to develop successfully and introduce new services and products, or adopt new technologies, our competitive position and ability to generate revenues from value-added Internet and telecommunications services and products may be harmed.

The Company and the WFOEs, directly and in cooperation with Tencent Computer and Shiji Kaixuan, are developing new services and products. The timing of introduction of new services and products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay, or prevent, the introduction of one or more of these products or services, or any other products or services that we may plan to introduce in the future. Moreover, we cannot be sure that any of these services and products will match those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

The technology used in Internet and telecommunications value-added services and products and the related technology standards can be expected to undergo rapid changes. Our current business consists principally of instant messaging-based services. As the technology evolves to accommodate multi-media messaging services and products, we will need to adapt to, and support, these services and products in order to be successful. If we fail to anticipate and adapt to these and other technological changes, our market share and our business could suffer, which in turn would have a material and adverse effect on our financial condition and results of operations.

We rely on online advertising sales for a portion of our revenues, but the Internet has not been proven as a widely accepted medium for advertising.

The Company and the WFOEs expect to derive a portion of revenues for the foreseeable future from online advertising in cooperation with Tencent Computer and Shiji Kaixuan. If the Internet is not accepted as a medium for advertising, our ability to generate revenues will be adversely affected.

There can be no assurance that the market for online advertising in China will grow. To date, online advertising has not been widely accepted as an advertising medium in China, and there can be no assurance that online advertising will develop into a common channel for advertising in that market. The long-term acceptance of the Internet as a medium for advertising depends on the development of a broadly accepted measurement standards, which to date have not been developed. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our advertising space. This would have a material and adverse effect on our business, financial condition and results of operations.

In addition, the development of web software that blocks Internet advertisements before they appear on a user's screen may hinder the growth of online advertising. The increasing use of such advertisement blocking on the Internet may decrease our revenues from online advertising because when an advertisement is blocked, it is not downloaded from our server, which means that such advertisements are not tracked as a delivered advertisement. Advertisers may choose not to advertise on the Internet in general or through our advertising space because of the use of Internet advertisement blocking software. The use of Web software that blocks Internet advertising may have a material and adverse effect on our business.

We may not be able to prevent unauthorized parties from using our intellectual property, which may harm our business and expose us to litigation.

We regard our intellectual property as critical to our success. We seek to protect our intellectual property rights by relying on a combination of patent, copyright and trademark protection and confidentiality laws and contracts. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to use our intellectual property. Since we operate in a legal regime that is still developing, the protection of intellectual property rights, the protection and enforcement of our intellectual property rights may not be as effective as in countries with a more mature legal system. Moreover, policing and enforcing unauthorized

use of proprietary technologies is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a material and adverse impact on our business, financial condition and results of operations. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in material costs.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Although we have not been subject to any such legal action to date, in the future, we may receive notices of claims of infringement of third parties' proprietary rights or claims for indemnification resulting from infringement claims resulting from our use of technology. We may also become subject to claims that the content we offered on our Internet portals in the past was in fact protected by third parties' trademark and copyright ownership rights without obtaining a license from such third parties. We have strengthened our material guidelines and procedures to reduce the likelihood that third party content might be used without proper licenses. In the event of a successful claim of infringement, we may be subject to damages. Our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis could harm our business. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may have a material and adverse effect on our results of operations.

Rapid growth and a rapidly changing operating environment strain our limited resources.

We anticipate expansion of our business as we seek to grow our customer base and pursue market opportunities. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we plan to achieve. As our audience and their Internet use increase, as the demands of our audience and the needs of our customers change and as our business activities increase, we will need to increase our investment in network infrastructure, facilities and other areas of operations in cooperation with Tencent Computer and Shiji Kaixuan, and we will be required to improve existing, and implement new, operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. Further, our management will be required to maintain, and expand, our relationships with telecommunications operators, Internet and other online service and content providers and other third parties necessary to our business. If we are unable to manage our growth and expansion effectively, the quality of our service could deteriorate and our business may suffer and our results of operations may be materially and adversely affected.

We may be held liable to third parties for information displayed on, retrieved from or linked to our websites or for information delivered or shared through our services.

As a publisher and distributor of content and a provider of value-added telecommunications services, we may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on our websites or delivered or shared through our services. We

could also be subject to claims based upon content that is accessible on our websites or through our services, such as content and materials posted by users on message boards, online communities, voting systems, email or chat rooms that are offered on our websites or through our services. By providing technology for hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

We may incur significant costs in investigating and defending ourselves against these claims, even if they do not result in liability. These claims could have a material and adverse effect on our business.

Online communications among our users may lead to personal conflicts, which could damage our reputation, lead to government investigation and have a material and adverse effect on our business.

Our users engage in highly personalized exchanges over our platform. Users who have met online through our services may become involved in emotionally charged situations and could suffer adverse moral, emotional or physical consequences. Such occurrences could be highly publicized and have a significant negative impact on our reputation. Government authorities may require us to discontinue or restrict those services that would have led, or may lead, to such events. As a result, our business would suffer and our user base, revenues and profitability would be materially and adversely affected.

Privacy concerns or inaccurate information may harm our reputation and prevent us from selling demographically targeted advertising in the future which could make our advertising space less attractive to advertisers.

We collect personal data from registered users with the prior consent of such users in order to understand users and their needs better. We use various data to provide targeted advertising services for our advertising customers. If privacy concerns or regulatory restrictions prevent us from collecting or using this information or from selling demographically targeted advertising, the advertising space generated by the QQ software client and our websites may be less attractive to advertisers. We rely solely on the information provided by registered users and do not verify the authenticity of such data. If the information that we collect for targeted advertising is materially inaccurate or false, this may also cause the advertising space generated by the QQ software client and our websites to become less attractive to advertisers.

Unexpected network interruption caused by system failures or computer viruses may reduce visitor traffic, reduce revenues and harm our reputation.

Both the continual accessibility of websites and the performance and reliability of their technical infrastructure as well as the delivery of IM services are critical to our reputation and our ability to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce our websites' appeal to users and advertisers. As the number of our web pages and traffic

increase, there can be no assurance that we will be able to scale our systems proportionately. In addition, any system failures and electrical outages could have a material and adverse effect on our business.

Computer viruses may also cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. In addition, a hacker may breach our security system and sabotage our network or services. We may be required to expend significant capital and other resources to protect our websites against the threat of such computer viruses and hackers and to alleviate any problems caused by computer viruses or hackers. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease, which could result in a material and adverse effect on our business. Furthermore, the damages or losses caused by computer viruses to users may lead to litigation and result in additional liabilities to us.

We are vulnerable to natural disasters and other events, as we only have limited backup systems.

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. All of our servers and routers are currently hosted in Shenzhen, Beijing and Shanghai, with a significant number in Shenzhen. We do not maintain any back-up servers outside these cities. We do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts and similar events, and our existing back-up systems may not be effective for such events. If any of the foregoing occurs, we may experience a complete system shut-down. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers to mirror our online resources. For a related discussion, see "—We have limited insurance coverage".

Concerns about the security of our transaction systems and confidentiality of information on the Internet and mobile telecommunications networks may reduce use of our network and impede our growth.

A significant barrier to electronic transaction settlement and communications over the Internet and mobile telecommunication networks in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of value-added telecommunications services generally, especially as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of telecommunications value-added services could decline, which could reduce our user traffic and impede our growth. Our current security measures may not be adequate. For example, personal data of our users could be stolen and misused. Such security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online services business.

Online payment systems in China are at an early stage of development. Although major banks in China are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in countries with more mature online payment systems. In addition, only a limited number of consumers in China have credit cards or debit cards. At present, we have avoided the problems entailed in the underdeveloped online payment systems by billing customers for online services indirectly through mobile and other telecommunications operators under our contractual arrangements with those operators. However, if we are not able to utilize such indirect billing arrangements to charge subscribers for all or some of the online transactions entered into on our websites or provided by our services, the lack of adequate online payment systems might limit the number of online commerce transactions that we can service and have a material and adverse effect on our business.

The continued growth of the value-added telecommunications market and the Internet market in China depends on the continued investment in the fixed line and mobile telecommunications infrastructure.

There can be no assurance that the national information infrastructure in China will continue to be developed, or that we will have access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure disruption or failure. If the necessary telecommunications and Internet infrastructure standards or protocols or complementary products, services or facilities are not developed, the growth of our business will be hindered.

We may need additional capital, and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from the Offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flow, share price performance and the liquidity of international capital markets. In addition, the issuance of additional equity securities could result in additional dilution to our Shareholders. Incurring indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, if at all.

Future acquisitions may have an adverse effect on our ability to manage our business.

As part of our strategy to further expand our business, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into ours would require attention from

our management and result in diversion of resources from our existing business. The diversion of our management's attention and resources and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquired assets or businesses may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to potential unknown liabilities of acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible regulatory or shareholders' approval in Hong Kong, we may also have to obtain approval from the relevant government authorities for the acquisitions and have to comply with any applicable laws and regulations, which could result in increased costs and delay.

We have limited insurance coverage.

Insurance companies in China offer limited business insurance products. As a result, although we have insurance for property damage, we do not have any business liability or disruption insurance coverage for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business and reputation. Any business disruption, litigation or natural disaster could expose us to substantial costs and losses.

We may not be able to pay dividends in accordance with our currently proposed dividend policy.

During the three years ended December 31, 2003, we had one special cash dividend payment in an amount equal to RMB10.3 million, or RMB0.008 per ordinary share (post share-split), and after December 31, 2003, we had one special cash dividend payment in an amount equal to RMB28.9 million, or RMB 0.023 per ordinary share (post share-split). We currently intend to pay annual cash dividends in the future as described in "Financial Information—Dividends and Dividend Policy". However, we may not be able to or may elect not to pay cash dividends. For instance, if we encounter business difficulties, we may not be able to pay dividends. Our Board of Directors may also decide not to recommend dividends if the Board of Directors believes retaining our cash will be prudent for our business operations or our expansion plan.

In the future, we may not be able to achieve the revenue growth that we have been able to achieve in the past three years.

Our historical financial results for the three years ended December 31, 2003 presented in this Prospectus reflect significant growth in revenues during those years. Specifically, revenues for the year ended December 31, 2003 increased 14-fold from revenues for the year ended December 31, 2001. The growth in revenues reflect the expansion of Internet value-added services and mobile and telecommunications value-added services in China generally, and the launch of our various services and products specifically. We cannot assure you that we will be able to sustain such growth in the future.

If the number of dropped messages increase due to deterioration of mobile operators' networks, our revenues could be materially and adversely affected.

From time to time, we are unable to collect a portion of our fees for services provided due to "dropped messages". Dropped messages are messages that were sent to the mobile operators' system but were not delivered to the end-users. The number of dropped messages may increase in the future if the mobile operators' network deteriorates or if the mobile operators' network capacity is insufficient to meet future customer demand. If the number of dropped messages increases, our revenues could be materially and adversely affected.

The failure of telecommunications network operators to provide us with bandwidth and server custody and of our suppliers to provide content as expected could hurt our business.

Our operations depend on obtaining bandwidth and server custody from network operators and content from third-party suppliers in a timely manner. Our largest supplier accounted for approximately 15% of our purchases in 2003 and our five largest suppliers accounted for approximately 59% of our purchases in 2003. In some cases, it may be difficult for us to substitute one supplier or one product for another. Some of the services and products that we require are only available from a limited number of suppliers. Our results of operations could be materially and adversely affected if any of our suppliers fail to deliver to us the services or products we expect.

Deterioration in our relationships with, or financial difficulties encountered by, major operators may hurt our business.

The single largest provincial network operator through which we collect revenues accounted for approximately 12% of our revenues for 2003 and our five largest provincial network operators through which we collect revenues accounted for approximately 39% of our revenues for 2003. Any deterioration in our relationships with such network operators or any financial difficulties that such network operators may encounter from time to time may materially and adversely affect our business and results of operations.

RISKS RELATED TO OUR STRUCTURE

There is no assurance that the contractual arrangements that the Company and the WFOEs have entered into with Tencent Computer and Shiji Kaixuan are in compliance with PRC laws and regulations.

Although the Company believes that the Company's and the WFOEs' arrangements with Tencent Computer and Shiji Kaixuan are in compliance with current PRC laws and regulations and the Company has been advised by its PRC counsel that these contractual arrangements are in compliance with current PRC laws and regulations, there can be no assurance that these contractual arrangements will be deemed by the relevant government authorities to be in compliance with current PRC laws and regulations or that the MII or other government authorities will not in the future interpret existing laws, regulations or policies, or issue new laws, regulations or policies, with the result that all or some of these contractual arrangements would be deemed to be in violation of PRC law. In particular, any acquisition of assets of or equity interests in Tencent Computer or Shiji Kaixuan may be required to comply

with the laws and regulations applicable to such transaction at that time. Any such determination that these contractual arrangements are not in compliance with current PRC laws, regulations, rules or policies, or any new interpretations or newly issued laws, regulations, rules or policies could result in the Group being required to restructure its organizational structure and operations and, thus, may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

Due to regulatory limitations, the Company conducts some of its business in China through entities in which neither the Company nor the WFOEs have any direct ownership interest. These arrangements may not be as effective in providing control as direct ownership.

Current PRC laws and regulations limit foreign investment in, and only allow foreign investors to own up to 50% equity interest in, businesses providing value-added telecommunications services, including SMS and other telecommunications-related information services, in the PRC. The Company and the WFOEs have entered into contractual arrangements with Tencent Computer and Shiji Kaixuan who have licenses to provide Internet content, to operate the portals, and to provide value-added telecommunications services to customers in China. Neither the Company nor the WFOEs have any ownership interest in Tencent Computer or Shiji Kaixuan. Through a series of contractual arrangements that the Company and the WFOEs have entered into with Tencent Computer and Shiji Kaixuan, the Company and the WFOEs exercise effective control over Tencent Computer and Shiji Kaixuan and obtain substantially all of the revenues in the form of technical support, consulting, licensing and other fees. Although we have been advised by our PRC counsel that these contractual arrangements are in compliance with, and enforceable under, current PRC laws and regulations, these arrangements are not as secure as direct ownership over these businesses and may not be as effective in providing control over these entities as direct ownership.

If Tencent Computer or Shiji Kaixuan fails to comply with, or refuses to renew, our contractual arrangements with them, our business would be disrupted and our revenues could decrease significantly.

The Company and the WFOEs have entered into contractual arrangements with Tencent Computer and Shiji Kaixuan that have licenses to provide Internet content, to operate the portals, and to provide value-added telecommunications services to customers in China. If Tencent Computer or Shiji Kaixuan violates the contractual arrangements through which the Company and the WFOEs exercise effective control over Tencent Computer and Shiji Kaixuan and from which we obtain substantially all of our revenues in the form of technical support, consulting, software sales, licensing and other fees, we would have to rely on legal remedies under the PRC legal system to enforce these contractual arrangements which may be less effective than in other jurisdictions. Any legal proceedings could result in the disruption of our business and result in substantial costs to us. There can be no assurance that the results of such legal proceedings would be satisfactory to us. In addition, these contracts expire at a specific time, and we may have difficulty renewing these contracts if the Company's relationship with the shareholders of Tencent Computer and Shiji Kaixuan deteriorates or due to other reasons.

Our plan to establish a FITE may not proceed smoothly or at all or may lead to unanticipated costs and disruption to our business.

The value-added telecommunications services are currently provided by Tencent Computer and Shiji Kaixuan due to PRC legal and regulatory limitations with respect to foreign investment in such businesses. However, in connection with the PRC's accession to the WTO, PRC law was recently revised to allow a value-added telecommunications provider to be structured as a FITE. In order to secure an ownership interest in the entity that holds the value-added telecommunications license, we intend to establish a FITE in which the Company will own a 50% equity interest, which is the highest level of foreign ownership permitted for a value-added telecommunications provider under PRC law. There remains considerable uncertainty regarding the interpretations and applications of the regulations under the newly adopted PRC legislation. Therefore, there can be no assurance that MII and MOFCOM will approve the establishment of the FITE, nor can there be any assurance that MII or MOFCOM will not impose significant conditions or restrictions on the FITE's business. If we are unable to convert either Tencent Computer or Shiji Kaixuan into a FITE, or to establish a new company as a FITE, in which we plan to hold a 50% interest, we will not be able to hold an ownership interest in a value-added telecommunications provider and will have to continue to rely on the series of contractual arrangements that we currently have with Tencent Computer and Shiji Kaixuan to provide value-added telecommunications services and products to customers. In addition, if the establishment of the FITE is delayed, we may have to satisfy additional requirements under the Listing Rules. Even if we establish the FITE as planned, the establishment of the FITE may also require us to adjust our operations, which could lead to unanticipated costs and disruption of our business.

The preferential tax treatment currently enjoyed by the WFOEs, Tencent Computer and Shiji Kaixuan may be challenged or revoked in the future, and the recognition of revenues outlined in our intra-group contracts could be challenged by the tax authorities.

We have structured and located the WFOEs in order to benefit from preferential tax treatments offered to companies located in designated economic zones and/or operating software-related businesses. Some of these tax treatments are subject to the continued satisfaction of conditions specified in relevant regulations. Although the relevant governmental authority has granted such preferential tax treatment to the WFOEs, Tencent Computer and Shiji Kaixuan, there can be no assurance that we will always be able to satisfy the conditions under which these treatments are provided and that these treatments, or the regulations that provide for such preferential tax treatments, will not later be challenged and/or revoked. For a detailed discussion of our tax holidays, see "Financial Information—Road Map of Our Consolidated Profit and Loss Accounts—Taxation".

Due to the legal constraints in relation to foreign investment in the telecommunications value-added services industry in the PRC, we adopted our existing structure and a number of agreements have been entered into between members of the Group whereby the Company, Tencent Technology and Shidai Zhaoyang Technology derive substantially all their revenues from transactions with Tencent Computer and Shiji Kaixuan. These transactions are related-party transactions, which must be conducted on an arm's-length basis under applicable tax rules and are subject to review. Moreover, the tax authorities have strengthened their

enforcement of transfer pricing requirements. As a result, these transactions may be reviewed by the relevant authorities for compliance with transfer pricing rules and the tax treatment of revenues resulting from our accounts may be challenged and deemed not in compliance with these rules, which could have an adverse impact on our financial condition and results of operations and result in possible sanctions by the tax authorities. Any adjustment in transfer pricing, if required or enforced by the tax authorities, could have a material and adverse impact on our taxable profitability.

The Company's current Shareholders, whose interest may be different from that of the public Shareholders, will have certain influence over the adoption of Shareholder resolutions after the Offering.

The Company's Shareholders immediately prior to the Offering comprise the 12 Founders and MIH. The 12 Founders each holds Shares in the Company and together hold 50.0% of its share capital, and MIH holds the remaining 50.0%. Each of the 12 Founders and MIH will not reduce their number of Shares immediately after or as a result of the Offering. For a period ending on March 23, 2007, each Founder has agreed to vote for the appointment of two MIH representatives to the Board, and MIH has agreed to vote for the appointment of two Founders' representatives to the Board of Directors. They will also take all necessary actions within their respective authority to ensure that the Directors nominated constitute the majority of the Board and the sole directors of each Equity Controlled Subsidiary (as defined under "Relationship with Our Shareholders—Relationship Between MIH and the Founders"). Furthermore, on or before March 23, 2007, any single one Shareholder holding more than 25% of the Shares of the Company will have influence over the outcome of any corporate transaction or other matter submitted to the Company's Shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. For further discussion, see the section entitled "Relationship with our Shareholders".

REGULATORY RISKS RELATED TO PROVIDING OUR SERVICES AND PRODUCTS

We may be adversely affected by complexity, uncertainties and changes in regulation of Internet and value-added telecommunications service companies.

The PRC government heavily regulates its Internet and value-added telecommunications service sectors, including foreign investment in the Internet and value-added telecommunications service sectors, the content restrictions on the Internet and value-added telecommunications services and the licensing and permit requirements for companies in the Internet and value-added telecommunications service sectors. Because these laws, regulations and legal requirements with regard to the Internet and the technologies and services relating to telecommunications value-added services are relatively new and evolving, their interpretation and enforcement involve significant uncertainty. The interpretation and application of existing PRC laws, regulations and policies, the stated positions of the MII and the possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the operations and activities of, Internet and value-added telecommunications services in China, including our business. In some cases, our current or previous services or businesses could be deemed to be in violation of PRC laws or regulations, in which case we may be subject to fines or other penalties and/or may have to cease such business or services. Tencent Technology has

entered into agreements, together with Tencent Computer, which could be interpreted as Tencent Technology having provided services outside its approved business scope.

If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

The Group is required to obtain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our business. Over the last several years, various governmental authorities in the PRC have issued regulations regulating specific aspects of Internet content and services. Some of this legislation requires operators to obtain licenses, permits or approvals that were previously not required. There can be no assurance that the government authorities will not continue to issue new regulations governing the Internet that will require the Group entities to obtain additional licenses, permits or approvals in order to operate our existing businesses or will prohibit the operation by the Group entities of those types of businesses to which the new requirements will apply. Among other things, new regulations or new interpretations of existing regulations could increase our costs of doing business and prevent the Group entities from efficiently delivering services and products over the Internet and through mobile operators. These regulations may restrict our ability to expand our customer and user base or to provide services in additional geographic areas.

Tencent Computer has obtained a permit to provide inter-provincial value-added telecommunications services ("Inter-provincial VAS Permit") pursuant to the Measures on the Administration of Telecommunications Business Operating Licenses (電信業務經營許可證管理辦法) on March 22, 2004. Prior to obtaining the Inter-provincial VAS Permit, Tencent Computer held a permit to provide value-added telecommunications services in Guangdong province. The location of Tencent Computer's servers, and the entering into of service agreements with mobile operators, outside Guangdong province prior to March 22, 2004 may be deemed to be a violation of the terms of such permit, which could subject Tencent Computer to fines or other penalties.

Tencent Computer has applied for, but not yet obtained, approval from SPPA to conduct "Internet publishing" (互聯網出版) ("Internet Publishing Approval") under the Interim Provisions on Internet Publishing (互聯網出版管理暫行規定) (the "Internet Publishing Regulations"). The Internet Publishing Approval is an approval relating to part of the publishing activities that may be conducted by an ICP permit holder. The definition of "Internet publishing" under the Internet Publishing Regulations covers the operation of online games and possibly the posting and dissemination of a limited portion of the content on the QQ portal and QQ client terminal devices. Other than the Internet Publishing Approval. Tencent Computer has obtained all necessary and required approvals from the MII, the MOC and the State Council News Office (國務院新聞辦公室) to engage in such activities.

Tencent Computer's application for an approval to conduct Internet publishing was submitted on October 8, 2002, after the September 30, 2002 time limit set by the Internet Publishing Regulations for existing providers of Internet publishing activities. The submission of the application was delayed because of uncertainty as to whether the Internet Publishing

Regulations applied to Tencent Computer's business at that time and the need to obtain additional information about the documentation to be submitted to the approval authority. We understand that SPPA does not intend to reject applications simply because of such delay. In April 2004, Tencent Computer resubmitted the relevant documentation in order to accelerate the approval process. Tencent Computer has not been informed by SPPA of any time frame for the grant of the Internet Publishing Approval or of any intention to reject Tencent Computer's application. However, there can be no assurance that Tencent Computer will obtain such approval. If Tencent Computer does not obtain such approval and the SPPA determines the limited activities described above to be in violation of the Internet Publishing Regulations, Tencent Computer may be required to terminate such activities, the revenues from such activities may be confiscated, and a fine of between RMB10,000 and RMB50,000 (for those activities that have generated no revenue or less than RMB10,000 in revenue) or of five to ten times the amount of relevant revenue (for those activities that have generated revenue of RMB10,000 or more) may be imposed. In addition, the SPPA may seize Tencent Computer's main equipment or specifialized tools primarily used in the provision of the relevant activities. See "Regulation—Applications by Tencent Computer".

If Tencent Computer or Shiji Kaixuan fails to obtain or maintain any of the required licenses, permits or approvals, they may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, or an obligation to increase capital, or other conditions or enforcement actions, which could severely disrupt their business operations. As a result, our financial condition and results of operations may be materially and adversely affected.

If we fail to obtain approval to import online games, or if any of our previous activities with respect to online games is deemed to be in violation of PRC law or regulations, our business and prospects may be materially and adversely affected.

Tencent Computer has not obtained approval from the MOC to import the imported online games ("Imported Games Approval") it currently operates, as required under the Interim Provisions on the Administration of Internet Culture (the "Internet Culture Provisions"), because it is first required to obtain a permit to engage in certain cultural activities via the Internet as defined under the Internet Culture Provisions ("Internet Cultural Activities" (互聯網文化活動)). See "Regulation—Regulation of Online Cultural Activities" for a further description of "Internet Cultural Activities". Tencent Computer obtained this permit on March 10, 2004. On April 6, 2004, Tencent Computer applied to MOC for approval to operate "Sephiroth", the imported MMOG that Tencent Computer started to operate commercially in December 2003. Tencent Computer intends to apply for the Imported Games Approval to operate other online games which it had previously imported by September 1, 2004, in accordance with requirements issued by the MOC. If Tencent Computer fails to obtain such approval, it will have to cease its current operation of the relevant games and will have limitations in growing the online game business. In addition, because Tencent Computer has already imported and operated imported online games without having obtained the Imported Games Approval under the Internet Culture Provisions, its previous activities with respect to imported online games may be deemed to be in violation of PRC laws or regulations. As a result, we may be subject to fines or our ability to provide services relating to Internet Cultural Activities could be materially limited. If the operation of the imported online

games by Tencent Computer without an Imported Games Approval is deemed to be in violation of the Internet Culture Provisions, Tencent Computer may be required to terminate the operation of the relevant imported online games for which an Imported Games Approval has not been obtained, a fine of up to RMB 30,000 may be imposed, and if the violation is deemed to be serious, Tencent Computer may be restricted from engaging in the Internet Cultural Activities and its Internet Cultural Operating Permit may be revoked. See also "—If we fail to maintain all our required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected" and "Regulation—Applications by Tencent Computer".

If some of our online games business activities are deemed to be in violation of law in the future, we may have to modify our online games business model, which could have a material and adverse effect on our business and results of operations.

Although we believe that once we obtain the relevant licenses, permits and approvals to conduct our online games business, that business will be in compliance with current PRC laws and regulations, and we have been advised by our PRC counsel that such business will not be in violation of any officially promulgated PRC laws and regulations upon obtaining such relevant licenses, permits and approvals, there can be no assurance that the MII or another government authority will not interpret existing laws, regulations or policies in such a manner so as to, or implement new laws, regulations or policies that, require us to cease or modify our online games business in order to avoid any violation of PRC laws or regulations. Any such modification to our online games business may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See also "Regulation—Regulations Relating to Our Business—Regulation of Online Gaming Activities".

We may be subject to liability for prohibited content displayed on, retrieved from or linked to our websites or transmitted by means of our services.

The PRC has enacted legislation that restricts the transmission and posting of certain categories of content and state secrets ("Prohibited Content") on the Internet and we may face liability for content posted on our websites or transmitted by means of our services, even if such content is generated by our users. In addition, it is unclear from the relevant legislation what steps we are required to take in order to ensure that Prohibited Content is not posted on, or transmitted by means of, our websites or services and that any Prohibited Content that is posted on, or transmitted by means of, our websites or services is promptly deleted. Thus, there can be no assurance that the government will not determine that Tencent Computer or Shiji Kaixuan is in violation of the existing legislation regarding Prohibited Content and take action against us. Such actions, which could include fines or suspension of business, if taken, could have a material and adverse effect on our business.

We may have to register our encryption software with the regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption (商用密碼管理條例) promulgated at the end of 1999, foreign and domestic companies operating

in China are required to register and disclose to the regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with the relevant regulatory authorities for, our current or future encryption software. If the regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations.

GENERAL RISKS RELATED TO CONDUCTING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our business and results of operations.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of the PRC.

The economy of China has historically been a planned economy and has been transitioning to a more market-oriented economy. We cannot predict the future direction of economic reforms in China or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

- economic structure;
- level of government involvement in the economy;
- level of development;
- level of capital reinvestment;
- control of foreign exchange;
- inflation rates;
- methods of allocating resources; and
- balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

A slow-down of the Chinese economy may slow down our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by the growth in the Chinese economy and the Internet and telecommunications industries. Although the Chinese economy has experienced significant growth in the past decade, there can be no assurance that growth of the Chinese economy will continue at current rates, or at all. The

overall Chinese economy affects our revenues, since expenditures for Internet and telecommunication value-added services are likely to decrease in a slowing economy.

Our subsidiaries in the PRC are subject to restrictions on paying dividends to us.

The Company is a holding company with no operating assets other than the shares of Tencent Technology and Shidai Zhaoyang Technology, our wholly owned subsidiaries in the PRC. The Company relies on dividends and other distributions from our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, WFOEs are required to set aside at least 10% (up to an aggregate amount equal to half of their registered capital) of their respective accumulated profits each year, if any, to fund statutory reserve funds. These reserves are not distributable as cash dividends. Similarly, Tencent Computer and Shiji Kaixuan are required to set aside at least 15% of their respective profits to fund legally-prescribed funds.

Currency fluctuations may adversely affect our business. If the Renminbi were to decline in value, our revenues in US dollar terms would decline.

We generate revenues in Renminbi. However, a small portion of our obligations are denominated in foreign currencies and some of our bank deposits are denominated in US Dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. Since 1994, the official exchange rate for the conversion of the Renminbi to US dollars has generally been stable and the Renminbi has appreciated slightly against the US dollar. However, we can offer no assurance that the Renminbi will continue to remain stable against the US dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of the Renminbi and other currencies in which our obligations are denominated. In addition, with the development of our business, our exposure to foreign currency risks may increase. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive substantially all our revenues in Renminbi, and these funds must be converted into foreign currencies before the Company can be paid its dividends or service fees. Currently, Renminbi is convertible without approvals from SAFE only with respect to current account transactions, but not with respect to capital account transactions. Dividend payments and payments for goods and services are current account transactions. Under current regulations, PRC companies may convert Renminbi into foreign currency for current account transactions directly at commercial banks authorized to deal with foreign exchange transactions if such transactions are lawful and appropriately documented. To date, the WFOEs, Tencent Computer and Shiji Kaixuan have been able to convert Renminbi amounts in their accounts and remit them out of the PRC (for current account transactions) without the need to obtain such approvals from SAFE. However, uncertainty exists as to whether the PRC government will in the future restrict free access to foreign currency for current account transactions if there is a scarcity of foreign currency or otherwise, or if SAFE approvals for

such conversions and remittance will be required in the future. Such restrictions, if imposed, would have a material and adverse effect on our ability to receive payments from the WFOEs, Tencent Computer and Shiji Kaixuan.

Uncertainties with respect to the PRC legal system and administrative actions could adversely affect us.

Our operations are generally subject to laws and regulations of the PRC. Moreover, our contractual arrangements with Tencent Computer and Shiji Kaixuan are subject to laws and regulations applicable to foreign investment in the PRC and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, the Company and the WFOEs depend on Tencent Computer and Shiji Kaixuan to honor their service and license agreements with us. Almost all of these agreements are governed by PRC law and any court judgments or arbitral awards arising out of these agreements would have to be enforced in the PRC. While PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments, these laws and regulations are relatively new. In addition, the legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. Furthermore, the regulatory system is still developing and as a result, regulatory interpretations may be different from case to case and from time to time. Depending on the government agency or how an application or case is presented to an agency, we may receive less favorable interpretations of laws and regulations than our competitors. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention.

Risks related to Severe Acute Respiratory Syndrome and other outbreaks.

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome (or SARS) or another epidemic or outbreak on the economic and business climate. Restrictions on travel resulting from a reoccurrence of SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having SARS, which could require that certain of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that SARS or another outbreak harms the Chinese economy generally.

RISKS RELATED TO THE OFFERING

Because there has been no prior public market for the Shares, the liquidity and market price of the Offer Shares may be volatile.

Prior to the Offering, there was no public market for the Shares. The initial offer price range to the public for the Offer Shares was the result of negotiations among the Company and the Global Coordinator on behalf of the Underwriters and the Offer Price may differ significantly from the market price for the Shares following commencement of trading in the Shares. We have applied for the listing of, and permission to deal in, the Shares on the Stock Exchange. However, a listing on the Stock Exchange does not guarantee that an active trading market for the Shares will develop, or if it does develop, will be sustained following the Offering, or that the market price of the Shares will not decline following the Offering.

The price and trading volume of the Shares may be highly volatile. Factors such as variations in our revenues, earnings and cash flows and announcements of new investments or new acquisitions could cause the market price of our shares to change substantially.

As the Offer Price is substantially higher than the net tangible book value per Share, you will incur immediate and substantial dilution.

Based on the indicative offer price range, the Offer Price is expected to be substantially higher than the net tangible book value per Share prior to the Offering. Accordingly, purchasers of Offer Shares in the Offering at the Offer Price will experience an immediate and substantial dilution in value per Share if viewed by reference to the net tangible book value per Share.

Sales, or perceived sales, of substantial amounts of Shares in the public market after the Offering could adversely affect the prevailing market price of our Shares.

Immediately after completion of the Offering, the Company will have 1,680,641,260 Shares outstanding, of which 420,160,500 Shares, or approximately 25% (assuming the Over-allotment Option is not exercised), will be held by investors who subscribe for or purchase Shares in the Offering and 1,260,480,760 Shares, or approximately 75% (assuming the Over-allotment Option is not exercised), will be held by the current Shareholders. Offer Shares sold in the Offering and Shares held by certain of the existing Shareholders will be eligible for immediate resale in the public market in Hong Kong without restriction and Shares that are held by other existing Shareholders may also be sold in the public market in the future pursuant to, and subject to the restrictions of, the Listing Rules, the securities laws of certain jurisdictions and lock-up restrictions on certain of our Shareholders. If any of our substantial Shareholders sells, or if any of them is perceived to sell, a large amount of its Shares, the prevailing market price for our Shares could be adversely affected. For detailed information about the lock-up arrangements, see the section of this Prospectus entitled "Underwriting".

Facts and statistics in this Prospectus relating to the Chinese economy and the Internet and telecommunications industries in China may be inaccurate.

Facts and statistics in this Prospectus in the sections entitled "Summary—Industry Overview", "Industry Overview" and "Business", relating to the Chinese economy and Internet and telecommunications industries and related industry sectors in China are derived from various government sources. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods and other problems, the statistics in this Prospectus relating to the Chinese economy and the Internet and telecommunications industries and related industry sectors in China may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case in other countries.

Forward-looking statements contained in this Prospectus are subject to risks and uncertainties.

This Prospectus contains certain statements that are "forward-looking" and uses forward-looking terminology such as "anticipate", "believe", "expect", "estimate", "may", "ought to", "should" or "will". Those statements include, among other things, the discussion of our growth strategy and expectations concerning our future operations, liquidity and capital resources. Purchasers of our Shares are cautioned that reliance on any forward- looking statement involves risk and uncertainties and that, although we believe the assumptions on which the forward-looking statements are based are reasonable, any or all of those assumptions could prove to be inaccurate and as a result, the forward-looking statements based on those assumptions could also be incorrect. The risks and uncertainties in this regard include those identified in the risk factors discussed above. In light of these and other risks and uncertainties, the inclusion of forward-looking statements in this Prospectus should not be regarded as representations by us that our plans and objectives will be achieved.

This Prospectus relates only to the Hong Kong Offer Shares offered in the Hong Kong Public Offering. The International Placing Shares will be offered to QIBs in the International Placing by means of a separate offering circular.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This Prospectus includes particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules and the Listing Rules for the purpose of giving information with regard to us. Our Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are not other facts the omission of which would make any statement in this Prospectus misleading.

PROFESSIONAL TAX ADVICE RECOMMENDED

Potential Shareholders are recommended to consult their professional advisors if they are in any doubt as to the taxation implications of subscription for, purchasing, holding or disposing of, and dealing in, our Shares (or exercising rights attaching to them) under the laws of the place of their operations, domicile, residence, citizenship or incorporation. It is emphasized that none of us, the Global Coordinator, the Underwriters, any of our or their respective directors, or any other person or party involved in the Offering accepts responsibility for any tax effects on, or liabilities of, any person resulting from the subscription for, purchase, holding or disposing of, or dealing in, our Shares or the exercise of any rights attaching to them.

HONG KONG BRANCH REGISTER AND STAMP DUTY

All Shares issued by us pursuant to applications made in the Hong Kong Public Offering and the International Placing will be registered on our branch register of members to be maintained in Hong Kong. Our principal register of members is maintained in the Cayman Islands by Bank of Butterfield International (Cayman) Ltd.

Dealings in our Shares registered on our Hong Kong branch register will be subject to Hong Kong stamp duty. The sale, purchase, and transfer of Shares are subject to Hong Kong stamp duty the current rate of which is HK$2.00 for every HK$1,000 (or part thereof) of the consideration or, if higher, the fair value of the Shares being sold or transferred.

Unless we determine otherwise, dividends will be paid to our Shareholders on our register of members, by ordinary post at the Shareholders' risk to the registered address of each Shareholder.

TERMS AND CONDITIONS OF THE HONG KONG PUBLIC OFFERING AND PROCEDURE FOR APPLICATION

For applicants applying under the Hong Kong Public Offering, this Prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering. The

procedure for applying for Hong Kong Offer Shares is set out in the section entitled "How to Apply for Hong Kong Offer Shares" and in the relevant Applications Forms.

EXCHANGE RATE CONVERSION

Solely for convenience, this Prospectus contains translations of Renminbi amounts into Hong Kong dollars at a rate of HK$1.00 = RMB1.06, the PBOC Rate prevailing on April 30, 2004 for certain financial information of the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004, and such translations are for reference only.

These are provided by way of illustration only and no representation is made, and none should be construed as being made, that the Renminbi amounts set out in this Prospectus could have been or could be converted into Hong Kong dollars, as the case may be, at any particular rate on such date or any other date.

DIRECTORS AND PARTIES INVOLVED IN THE OFFERING

DIRECTORS

Name	Address	Nationality
Executive Directors		
Ma Huateng (馬化騰)	Room 404, Block 5, 25 Jiabin Road Shenzhen Guangdong Province, PRC	Chinese
Zhang Zhidong (張志東)	243 Hubei Xincun Leyuan Road Shenzhen Guangdong Province, PRC	Chinese
Non-Executive Directors		
Antonie Andries Roux	39/635 Pine View Place Lot 1 Soi Nichada Thani, Samakee Road Bangtalard Pakkret Nonthaburi 11120, Thailand	South African
Charles St Leger Searle	House 3, Severn Hill 4 Severn Road The Peak Hong Kong	South African
Independent Non-Executive Directors		
Li Dong Sheng (李東生)	No. 5 3rd Zhu Wu Lane Xia Jiao, Hui Zhou City Guangdong Province, PRC	Chinese
Iain Ferguson Bruce	Apartment F, Wing On Villas 7 Peel Rise The Peak Hong Kong	British
Ian Charles Stone	Apartment 2255, Tower 8 Parkview 88 Tai Tam Reservoir Road Hong Kong	British

Members of the Audit Committee

Iain Ferguson Bruce (Chairman)

Ian Charles Stone

Charles St Leger Searle

Members of the Remuneration Committee

Ma Huateng (Chairman)

Antonie Andries Roux

Li Dong Sheng

PARTIES INVOLVED

Global Coordinator, Bookrunner, Lead Manager and Sponsor	Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong
Hong Kong Underwriters	Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong The Hongkong and Shanghai Banking Corporation Limited Level 15 1 Queen's Road Central Hong Kong
Our Legal Advisors	*as to Hong Kong law:* Minter Ellison 911-918 Hutchison House 10 Harcourt Road Central Hong Kong *as to PRC law:* Zhong Lun Law Firm 28/F, Bank of China Tower 200 Yincheng Zhong Road Shanghai 200120 PRC *as to United States law:* Paul, Weiss, Rifkind, Wharton & Garrison LLP 12/F, Hong Kong Club Building 3A Chater Road Central Hong Kong *as to BVI law and Cayman Islands law:* Conyers Dill & Pearman 2901 One Exchange Square 8 Connaught Place Central Hong Kong
Legal Advisors to the Underwriters	*as to Hong Kong law:* Freshfields Bruckhaus Deringer 11th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

as to PRC law:

Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chao Yang District
Beijing 100027
PRC

as to United States law:

Shearman & Sterling LLP
12/F, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Auditors and Reporting Accountants	PricewaterhouseCoopers *Certified Public Accountants* 22/F, Prince's Building Central Hong Kong
Property Valuer	American Appraisal China Limited Room 1506-10, 15/F, Dah Sing Financial Centre 108 Gloucester Road Wanchai Hong Kong
Receiving Banker	Bank of China (Hong Kong) Limited Bank of China Tower 1 Garden Road Central Hong Kong

CORPORATE INFORMATION

Registered Office	Century Yard, Cricket Square Hutchins Drive, P.O. Box 2681 GT, George Town Grand Cayman, Cayman Islands
Head Office and Principal Place of Business	5th to 10th Floor FIYTA Hi-Tech Building Gaoxinnanyi Avenue Southern District of Hi-Tech Park Shenzhen, 518057 PRC
Principal Place of Business in Hong Kong	Room 3506, 35/F, Tower 2 Lippo Centre, 89 Queensway Admiralty Hong Kong
Company Secretary	Lau Suk Yi HKICS
Authorized Representatives	Ma Huateng Room 404, Block 5, 25 Jiabin Road Shenzhen Guangdong Province, PRC Lau Suk Yi Flat G, 16/F, Block 18 Sereno Verde, 99 Tai Tong Road Yuen Long, New Territories Hong Kong
Qualified Accountant	Lo, John Shek Hon FHKSA
Cayman Islands Principal Share Registrar and Transfer Office	Bank of Butterfield International (Cayman) Ltd. Butterfield House 68, Fort Street, P.O. Box 705 George Town Grand Cayman, Cayman Islands
Hong Kong Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
Principal Banker	The Hongkong and Shanghai Banking Corporation Limited

This section and other parts of this Prospectus contain information and statistics relating to the Chinese economy and our industry and related industry sectors. We have derived such information and data from official and unofficial sources without independent verification. We cannot ensure that these sources have compiled such data and information on the same basis or with the same degree of accuracy or completeness as are found in other industries.

China's Telecommunications and Internet Service Markets

The telecommunications and Internet industries in China have experienced rapid growth in recent years. According to MII, China currently has the largest number of fixed line phone users and the largest mobile subscriber base in the world. According to CNNIC, the state network information center of China, China also has the second largest Internet user base in the world.

According to MII, the total number of fixed line subscribers in China increased from 87.4 million as of the end of 1998 to 263.3 million as of the end of 2003, representing a compound annual growth rate of 24.7%. The number of mobile subscribers in China increased from 25.0 million as of the end of 1998 to 268.7 million as of the end of 2003, representing a compound annual growth rate of 60.8%. According to CNNIC, Internet users in China increased from 2.1 million in 1998 to 79.5 million in 2003, representing a compound annual growth rate of 106.8%.

The large number of telecommunications and Internet users has accelerated the growing demand for value-added services in China. As a result, IM, online community, online entertainment and other value-added telecommunications and Internet services are becoming increasingly popular in China.

The following table sets forth certain information related to the telecommunications and Internet industries in China during the period from 1998 to 2003:

	1998	1999	2000	2001	2002	2003	Compound annual growth rate (CAGR) (1998 – 2003)
China's population (in millions)	1,248	1,258	1,267	1,276	1,285	1,292	0.7%
China's GDP per capita (RMB)	6,038	6,551	7,086	7,651	8,184	9,030	8.4%
Per capital annual disposable income of city households (RMB)	5,425	5,854	6,280	6,860	7,703	8,472	9.3%
Internet users (in millions)	2.1	8.9	22.5	33.7	59.1	79.5	106.8%
Internet penetration	0.2%	0.7%	1.8%	2.6%	4.6%	6.2%	—
Fixed Line – access lines in service (in millions)	87.4	108.8	144.4	179.0	214.4	263.3	24.7%
Fixed Line penetration	7.0%	8.6%	11.4%	14.0%	16.7%	20.4%	—
Mobile subscribers (in millions)	25.0	43.2	85.3	144.8	206.6	268.7	60.8%
Mobile penetration	2.0%	3.4%	6.7%	11.3%	16.1%	20.8%	—

Sources: National Bureau of Statistics of China, CNNIC and MII.

Growth of Telecommunications Services in China

Despite the significant growth in the past, both fixed line and mobile penetration rates in China remain significantly lower than those in more developed markets in Asia and elsewhere, indicating future growth potential. The following table sets forth certain data on population, fixed line and mobile subscribers and penetration rates in China and some selected other countries for 2003:

Country	2003 population (in millions)	2003 subscribers (in millions)		2003 penetration%	
		Fixed line	Mobile	Fixed line	Mobile
China	**1,292.3**	**263.3**	**268.7**	**20.4%**	**20.8%**
United States	292.3	181.6	158.7	62.1%	54.3%
Japan	127.5	71.1(1)	86.7	55.8%(1)	68.0%
Germany	82.5	54.4	64.8	65.9%	78.5%
United Kingdom	58.1	34.9(1)	49.7(1)	59.1%(1)	84.1%(1)
France	59.9	33.9	41.7	56.6%	69.6%
South Korea	48.4	22.9	33.6	47.2%	69.4%
Taiwan	22.6	13.4	25.1	59.0%	110.8%
Hong Kong	6.9	3.8	7.2	55.5%	105.8%
Singapore	4.2	1.9(1)	3.3(1)	46.3%(1)	79.6%(1)

(1) 2002 data

Sources: National Bureau of Statistics of China, MII, International Telecommunication Union.

According to forecasts by Datamonitor, the number of China's fixed line subscribers is expected to grow at a compound annual rate of 8.6% from 2003 to 2007, reaching 366.3 million by 2007. According to Pyramid Research, a market research and consulting firm specializing in the communications industry, the number of China's mobile subscribers is expected to grow at a compound annual rate of 16.9% from 2003 to 2007, reaching 502.1

million by 2007. The following table sets out a forecast for number of fixed line and mobile subscribers over the period from 2003 to 2007:

	2003A(1)	2004E	2005E	2006E	2007E	CAGR (2003-2007)
Fixed line subscribers (in millions)	263.3	278.2	306.3	336.1	366.3	8.6%
Mobile subscribers (in millions)	268.7	327.1	386.4	444.6	502.1	16.9%

(1) Represents actual data from MII

Sources: Datamonitor, Pyramid Research and MII.

Growth of the Internet in China

Despite being the second largest Internet market in the world, Internet penetration in China is still low compared to developed countries. As of December 31, 2002, the Internet penetration rate in China was 4.6%. According to CNNIC, the number of Internet users in China grew from 59.1 million as of December 31, 2002, to 79.5 million as of December 31, 2003, representing an annual growth rate of 34.5%. According to IDC, Internet users in China will reach approximately 154 million by 2007, representing a compound annual growth rate of 18.0% since 2003. We believe that the continuing development of Internet value-added services, reduction in Internet access costs and lower PC prices will further drive the increase in Internet users in the China market.

The growth in China's Internet market is expected to be further fueled by the growth in broadband access. According to CNNIC, the number of China's broadband users increased from 6.6 million as of December 31, 2002, to 17.4 million as of December 31, 2003, representing a growth rate of 163.6%. Broadband access service offers Internet users faster download speeds, thereby facilitating the consumption of richer online content and applications, and the convenience of having an "always-on" network connection.

The large Internet user base in China represents a significant market for Internet value-added services such as IM, community services and online entertainment. According to a CNNIC survey report published in January 2004, more than 70.1% of Internet users in China are below the age of 30, and students comprise the largest demographic segment at 29.2%. According to IDC's Marco Polo Survey in 2003, China's Internet users were more willing to pay for online services than users in any other Asia-Pacific market.

We believe that the increase in Internet users in China will contribute to the acceleration in the growth of IM and other value-added communications and online entertainment services in China. For example, China's online games market is expected to grow at a rapid pace. According to IDC, China's online games subscription revenues totaled US$159.65 million in 2003, and this market is expected to grow at a compound annual growth rate of 38.8% from 2003 to 2008, with online games subscription revenues expected to reach US$822.86 million by 2008.

Online advertising services are also expected to grow as the Internet gains acceptance as an advertising medium. According to IDC, China's online advertising market is expected to

grow at a compound annual growth rate of 40.4% from 2002 to 2007, with revenues expected to reach US$344 million by 2007.

The following table sets forth a forecast for online games and online advertising revenues in China from 2003 to 2008:

	2003A(1)	2004E	2005E	2006E	2007E	2008E	CAGR (2003-2008)
Online games subscription revenues (US$ in millions)	159.65	237.68	336.07	462.11	622.01	822.86	38.8%
Online advertising revenues (US$ in millions)	63.0	96.0	129.5	173.8	240.5	344.0	40.4%

(1) Represents actual data.

Source: IDC.

Growth of Mobile and Telecommunications Value-Added Services in China

In addition to traditional voice services, mobile subscribers in China are increasingly using their mobile handsets to access a broad range of value-added services, including IM, information services and game applications. Both China Mobile and China Unicom have launched mobile data service platforms that are the principal drivers behind the growth of this market. China Mobile began operating its SMS service platform in 2000 and launched its Monternet platform during the same year. China Unicom began to offer SMS service in 2000 and introduced its GSM-based mobile data platform, UNI-INFO, during 2001. In developing their mobile data services, both mobile operators have adopted a similar business model of partnering with Internet content and service providers (SPs). In this model, SPs develop mobile data services, while the mobile operators provide the data transmission network, billing systems, and fee collection services for SPs based on revenue sharing arrangements.

Compared to mobile voice communications, mobile data communications is still at an early growth stage in China, accounting for 9.4% of total mobile revenues in 2002, according to Pyramid Research. We believe that the further development of China's mobile network infrastructure will provide new opportunities for the growth of mobile value-added services and applications, and will further stimulate market demand for these services. China Mobile launched its 2.5G GPRS service in May 2002, and China Unicom launched its 2.5G CDMA 1x service in March 2003. China Telecom and China Netcom have both launched SMS services on their PHS networks. We believe that China's telecommunications operators will continue to invest in upgrading their networks, which is expected to further stimulate the growth of the mobile value-added service industry in the future.

Mobile data services in China have primarily been driven by SMS services and the majority of mobile data traffic in China has been over SMS. However, mobile data services such as MMS, application downloads, and WAP browsing continue to grow. The most popular data services, such as mobile IM, mobile games, and ringtone and pictures downloads, primarily target the youth-user segment with a strong emphasis on entertainment services.

The following table sets forth a forecast for the growth of the mobile data services industry in China from 2002 to 2007:

	2002A(1)	2003E	2004E	2005E	2006E	2007E	CAGR (2002-2007)
Value-added service and SMS revenues (US$ in millions)	2,521.1	3,882.4	5,871.2	8,426.0	11,658.1	15,219.0	43.3%
GPRS revenues (US$ in millions)	25.0	70.4	236.9	463.4	1,043.7	2,065.7	141.8%

(1) Represents actual data.

Source: Pyramid Research.

Growth of Instant Messaging Services

IM is one of the most popular and fastest growing Internet and mobile value-added services in China as it provides the ability for users to interact in real-time over the Internet and mobile networks.

At its core, IM is an Internet service application that allows users to communicate in real-time with one another. To use the IM service, a user needs to download IM client software to their PC and register a user account. When a user launches an IM application, they can see who is online on their "contact list"—a feature commonly known as "presence"—and can send messages and receive messages in real-time with their online contacts. IM services now also commonly offer the ability for users to communicate in real-time via video, voice, picture messaging and other mediums, as well as over mobile and other terminal devices.

As a value-added communication service, IM offers a unique proposition to users. In contrast to SMS, email and telephony, IM services offer some of the following differentiating features:

- **Communication across platforms and terminal devices.** IM service allows users to communicate between PC and mobile devices, between PC devices, and between mobile devices, while email and SMS may be transmitted between PC and mobile devices to a more limited extent.
- **Ability to detect user availability and be able to broadcast this information in real-time.** Among users' communications options, only IM provides information about users' online status — i.e., presence.
- **Ability to obtain user profile and maintain a contact list.** IM users can obtain other users' profiles and have the ability to create and manage a contact list, a user-created list of other users in the IM service who have agreed to exchange IM messages and presence information with the end-user.
- **Ability to enable close, yet anonymous, communication.** As IM users are identified by a special number or user handle within the system, users do not need to provide sensitive contact information to other users in order to engage in real-time communications. Therefore, IM has become a popular medium for people to meet each other over the Internet, due to both the closeness and anonymity allowed by the system.

Acceptance of IM as a communication service is growing rapidly worldwide. For example, according to Forrester Research, in the first five years since its inception in the United States, IM has grown more than 30% faster than email. Despite the fact that the initial adoption of IM has been concentrated in the consumer market, we believe that IM services will expand in the enterprise market. In contrast to consumer IM, enterprise IM networks can be operated and maintained by enterprises themselves, and require security and user management features that facilitate the effective operation of the networks. We believe as enterprise IM offerings become more mature, IM adoption by enterprises will increase.

IM service providers are able to market value-added services to their user communities by displaying advertising impressions within the IM service environment. In recent years, mobile IM has become a popular value-added service, leveraging the user traffic generated from PC-based IM networks. Mobile IM enables real-time communication between mobile and PC devices and is commonly offered on a fee basis.

We believe IM is poised for growth in China as the number of Internet and telecommunication users in China continues to grow. In addition, we believe the proliferation of value-added services will give IM service providers the opportunity to market an increasing number of fee-generating services to their users. According to a survey of the most frequently used IM software conducted by iResearch in 2003, we are the leading IM service provider in China with a market share of approximately 74.3%. We intend to leverage our leading position in the IM market in China to fully exploit the market opportunities described above.

OVERVIEW

The operation of telecommunications businesses in China, including our Internet related instant messaging, Internet content provision, online entertainment, online advertising businesses and other telecommunications value-added services, are subject to extensive regulation by the government. Under the leadership of the State Council of the PRC, MII is the primary regulator of telecommunications businesses in the PRC, including Internet businesses, with other government authorities also participating in regulating foreign investment, advertising, pricing, intellectual property, security, encryption and various types of content.

In the opinion of our PRC counsel, our Group entities in the PRC have obtained and maintained all necessary approvals in relation to their establishment, and the conduct of their businesses and operations does not violate any relevant laws and regulations, subject to certain issues discussed in the sections entitled "Risk Factors—Regulatory Risks Related to Providing our Services and Products" and—"Applications by Tencent Computer". Our PRC counsel is also of the opinion that no licenses, permits, approvals or other consents, other than those we have already obtained and the Internet Publishing Approval and the Imported Games Approval that Tencent Computer is in the process of obtaining, are required under existing PRC laws, rules and regulations to conduct our primary business activities.

REGULATIONS RELATING TO OUR BUSINESS

Regulation of Telecommunications

Internet information services in China are governed by the Telecommunications Regulations (電信條例) issued on September 25, 2000 by the State Council. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. The Catalog of Classes of Telecommunications Businesses (電信業務分類目錄) (updated on February 21, 2003 and effective as of April 1, 2003) that is attached to the Telecommunications Regulations provides that an Internet information service is a value-added telecommunications business. According to the Telecommunications Regulations, any commercial operator of telecommunications businesses in China must obtain an operating license from MII or provincial-level communications administrative bureaus ("CAB"). The Telecommunications Regulations also set forth extensive guidelines with respect to various aspects of telecommunications operations in China.

The Administrative Measures for Telecommunications Business Operating Licenses (電信業務經營許可證管理辦法) (the "Telecom License Measures") were promulgated by MII on December 26, 2001 and became effective as of January 1, 2002. The Telecom License Measures, which are formulated in accordance with the Telecommunications Regulations, set forth the types of licenses required to operate a telecommunications business and the procedures for obtaining such permits. With respect to licenses for value-added services, the Telecom License Measures draw a distinction between licenses for business conducted in a single province (which are issued by CAB) and licenses for inter-provincial activities (which are issued by MII).

Regulation of Instant Messaging and Short Messaging Services

Our IM related software is regulated by PRC regulations, which require such software to be registered. However, there are no specific provisions in PRC law that regulate IM software related services. Instead, we understand that IM services can be provided by ICPs without separate approvals. See "— Regulation of Software Development Activities".

Guangdong Provincial Communications Administration (廣東省通信管理局) ("GCA") issued regulations in April 2003 on a trial basis governing the provision of SMS by ICPs registered in Guangdong province, PRC, such as Tencent Computer and Shiji Kaixuan. ICPs established in Guangdong province, PRC must obtain approval from GCA to provide SMS. The SMS providers are also required to monitor the content of SMS, maintain a record of each SMS for 60 days and to make them available to the applicable government authorities. On April 15, 2004, the MII issued the Notice on Certain Issues Regarding Standardizing Short Messaging Service (the "SMS Notice") (關於規範短信息服務有關問題的通知). Pursuant to the SMS Notice, only duly approved ICPs are permitted to engage in SMS services. The SMS Notice provides that operators are required to prominently advise users of the charge standards, collection methods and procedure for subscription cancellation. In addition, operators shall provide SMS strictly in accordance with users' requirements. SMS providers must examine the content of SMS to ensure that it is in compliance with law. The service systems of the mobile operator and the SMS provider must automatically record and keep for a period of five months the time of transmission and receipt, the telephone numbers or codes of the sending and receiving terminal devices.

Regulation of Internet Information Service Providers

In addition to the Telecommunications Regulations, Internet information services are also regulated pursuant to the Administrative Measures on Internet Information Services (互聯網信息服務管理辦法) (the "Internet Measures") issued on September 25, 2000 by the State Council. The Internet Measures define "Internet Information Services" as "the service activities which provide information to online users through the Internet", and are divided into services of a commercial nature and services of a non-commercial nature. "Internet Information Service Providers" (which are commonly referred to as ICPs) that are compensated for their services (i.e., ICPs providing services of a commercial nature) are required to obtain an operating license from MII or the relevant CAB. We understand that "without compensation" is interpreted by MII to refer to the provision of public and shared information to users through the Internet free of charge, which applies only to not for profit government or charitable organizations or the websites used by entities to promote their own services or products.

Regulation of Internet Content

The Internet Measures set forth a list of prohibited types of content. Duly licensed ICPs are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites. In addition, some of the specific types of prohibited content are vague and subject to interpretation. Therefore, the responsibilities and the potential liabilities of ICPs are unclear.

ICPs are subject to an array of other regulations with respect to types of content and services, for which providers must obtain approval from various government agencies. ICPs in the more sensitive or regulated areas (that is, news, publication, education, medical care, pharmaceuticals and medical apparatuses and instruments) are required to be examined by the authority in charge of the relevant area prior to applying for an operating permit.

The posting of news on websites and the distribution of news over the Internet are highly regulated and can only be engaged in by ICPs that have been specifically approved to do so. The Provisional Administrative Measures Regarding Internet Websites Carrying on the News Posting Business (互聯網站從事登載新聞業務管理暫行規定) issued by the State Council News Office (國務院新聞辦公室) and MII in November 2000 stipulate that only ICPs that are government-authorized news units may operate online news posting businesses that post news reported by such ICPs. Other ICPs may apply to the State Council News Office for approval to post on their websites news supplied under contract by approved news providers, a copy of which shall be filed with the applicable provincial information offices where such other ICPs are located. These regulations also stipulate specific requirements with respect to facilities and experienced personnel that must be met by applicants for approval to post news on their websites.

Regulation of Electronic Bulletin Boards and Chat Rooms

MII also promulgated the Internet Electronic Messaging Service Administrative Measures (互聯網電子公告服務管理規定) (the "BBS Measures") in November 2000 to monitor ICPs that provide electronic messaging services, which term is defined to include, without limitation, electronic bulletin boards, electronic forums, message boards and chat rooms. To operate such services, ICPs are required to obtain specific approval. The regulations provide that operators of electronic messaging services must record the content posted on such services, time of distribution of the information and the Internet addresses or domain names involved. The information recorded must be kept for a period of 60 days and made available to the authorities upon request. Similar retention requirements apply to Internet publications.

Regulation of Internet Publishing

In June 2002, SPPA and MII issued the Interim Provisions on Internet Publishing (the "Internet Publishing Regulations") (互聯網出版管理暫行規定). The Internet Publishing Regulations require that SPPA approve all entities engaging in Internet publishing. Internet publishing is broadly defined in the Internet Publishing Regulations as an act of online dissemination whereby ICPs select, edit and process works (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) created by themselves or others and subsequently post such works on the Internet or transmit them to users via the Internet for browsing, reading, use or downloading by the public. The Internet Publishing Regulations include a requirement for Internet publishing organizations to have professional editorial personnel examine the content being published to ensure that it complies with law.

Regulation of Online Advertisements

ICPs require approval from SAIC or its relevant local branches to carry advertisements on their websites. Neither Tencent Computer nor Shiji Kaixuan has such a separate approval, but Tencent Computer has "online advertising" listed as a service item on the value-added telecommunications business operating permit issued by the CAB of Guangdong province, and the services covered by this permit are referred to in the business scope of Tencent Computer's business license issued by the local branch of SAIC.

Regulation of Online Cultural Activities

The MOC promulgated the Internet Culture Provisions in May 2003. The Internet Culture Provisions apply to all ICPs that carry out Internet Cultural Activities which involve the production and dissemination of cultural products via the Internet. "Internet Cultural Activities" is defined in the Internet Culture Provisions as an act of provision of Internet Cultural Products and related services, which includes (i) production, duplication, importation, wholesale, retail, lease and broadcasting of the Internet Cultural Products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to client ends, such as computers, fixed line telephones, mobiles, radios, television sets, games machines, for online users' browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the Internet Cultural Products. In addition, "Internet Cultural Products" is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via Internet, which include audio-video products, games products, performance programs, work of arts, cartoons and other cultural products. All entities engaging in commercial Internet Cultural Activities ("Internet Cultural Entities") must be approved by the MOC in addition to the approval of MII. The Internet Culture Provisions state that applicants must also comply with the quantitative, structural and administrative plans for Internet Cultural Entities. Tencent Computer has received approval from the MOC to provide Internet Cultural Activities.

Internet Cultural Entities must further apply to the MOC for approval to operate imported online games. MOC reviews the content of such games prior to granting such approval. On May 14, 2004, the MOC issued a notice setting out the relevant requirements under the Internet Culture Provisions. Internet Cultural Entities are required to first review the content of imported games themselves, and then apply to the MOC for review of their content. The MOC notice provides that, before September 1, 2004, Internet Cultural Entities are required (i) to submit their applications for approval by the MOC of any imported games operated before May 14, 2004 and (ii) to file with the MOC for the record any games developed and operated in the PRC before May 14, 2004. The MOC notice further provides that license contracts for imported games must be exclusive, comply with the PRC's Contract Law and Copyright Law and must not contain clearly unfair provisions and that any material changes to the content of an imported game are subject to further MOC approval. Having recently received the approval to engage in Internet Cultural Activities, Tencent Computer has applied to the MOC for approval to operate "Sephiroth", the imported MMOG that Tencent Computer started to operate commercially in December 2003, and intends to apply for approval to operate other online games in accordance with the MOC notice. With

respect to games that Tencent Computer has previously imported and operated, Tencent Computer intends to submit such applications in accordance with the MOC notice. See "Risk Factors — Regulatory Risks Related to Providing Our Services and Products".

Regulation of Online Gaming Activities

PRC law prohibits the conduct of gambling activities with the exception of a small number of authorized lotteries. Gambling activities conducted over the Internet fall under this prohibition, although there is no legal definition of "online gambling activities" and no specific regulation has been promulgated in relation to such activities, and none of Tencent Computer's or Shiji Kaixuan's online businesses has been the object of any legal or administrative action in this respect. In addition, Tencent Computer has terminated or adjusted games of a type about which it had been publicly discussed whether they should be considered "online gambling". Therefore, our PRC counsel is not aware of any reason that would lead it to reasonably believe that Tencent Computer has any material exposure to risks from the relevant regulatory and licensing requirements in the PRC.

Regulation of Software Development Activities

The Administrative Measures on Software Products (軟件產品管理辦法) promulgated by MII on October 27, 2000 (the "Software Measures") regulate development and sale of computer software or software embedded in information systems or equipment provided to users and computer software in conjunction with computer information systems integration or application services or other technical services ("software products") in China. The Software Measures prohibit the development, production, sale or import of software products that infringe third party intellectual property rights, contain computer viruses, endanger the safety of computer systems, contain content prohibited by the State or do not comply with PRC software standards.

All software products to be sold or operated in China must be tested by an MII-approved testing organization and registered with MII or a provincial-level office of MII pursuant to the Software Measures. The registration is valid for a five year period and can be renewed.

The Software Measures require software products manufacturers to have a business scope that includes software business, have the conditions and technical strength for software manufacturing, a fixed manufacturing base and the procedures and capability to guarantee product quality.

REGULATIONS RELATING TO FOREIGN INVESTMENT

Upon China's accession to the WTO on December 11, 2001, and due to commitments made by China in connection with its accession, limited foreign investment in value-added telecommunications businesses listed in China's WTO accession documents is permitted. Foreign investment is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (外商投資電信企業管理規定) (the "FITE Provisions") issued on December 11, 2001 by the State Council with effect from January 1, 2002 and restrictions that comply with the commitments made are set forth in the Foreign Investment Industrial

Guidance Catalogue (外商投資產業指導目錄) (the "Guidance Catalogue") issued on March 11, 2002 and effective as of April 1, 2002 by the former State Development Planning Commission (now the State Development and Reform Commission), the former State Economic and Trade Commission and the former MOFTEC, which have now been subsumed into the newly established MOFCOM. Foreign investors may own up to a 50% equity interest in a company that operates one of the value-added telecommunications businesses listed in China's WTO commitments. Such investments must be approved by MII and MOFCOM or its local counterpart.

Foreign investment in the computer industry is permitted. The Guidance Catalogue does not limit foreign ownership in the businesses of hardware and software development and computer technology and information services listed in the WFOEs' business scope. Likewise, China's commitments upon its accession to WTO do not allow any foreign ownership restriction on computer and related services (other than software implementation services, for which China may prohibit wholly foreign-owned subsidiaries).

REGULATIONS RELATING TO INTELLECTUAL PROPERTY RIGHTS

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to WTO in December 2001.

China amended its Copyright Law in 2001 to widen the scope of works that are eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyright in software is protected under the Copyright Law. In addition, there is a voluntary registration system administered by the China Copyright Protection Center (中國版權保護中心).

Registered trademarks are protected under the Trademark Law (商標法) adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office (商標局) for renewable ten year periods. Trademark license agreements are required to be filed with the Trademark Office for the record.

The registration of domain names with the second tier domain name ".cn" is governed by the Measures on the Administration of Domain Names for the Chinese Internet (中國互聯網絡域名管理辦法) promulgated by MII on August 1, 2002 and the Implementing Rules for Domain Name Registration (中國互聯網絡信息中心域名註冊實施細則) promulgated by China's domain name registrar, CNNIC in 2002. CNNIC administers ".cn" domain names in English and Chinese. Domain name disputes are governed by the Measures on Domain Name Dispute Resolution (中國互聯網絡信息中心域名爭議解決辦法) promulgated by CNNIC on September 25, 2002, under which CNNIC can authorize domain name dispute resolution institutions to decide disputes.

REGULATIONS RELATING TO INTERNET PRIVACY

The Constitution of China provides that Chinese law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. In recent

years, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Pursuant to the BBS Measures, ICPs that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order ICPs to rectify an unauthorized disclosure. Finally, the regulations provide that ICPs could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. However, the Chinese government retains the power and authority to order ICPs to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

REGULATIONS RELATING TO FOREIGN EXCHANGE AND DIVIDEND DISTRIBUTION

Pursuant to the Foreign Exchange Administration Regulations promulgated in 1996 and various further regulations issued by the relevant PRC government authority, the State Administration of Foreign Exchange (中國國家外滙管理局) ("SAFE"), the Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, evidence in the form of contracts, invoices and in some cases government registration certificates, must be presented to the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi or Renminbi into foreign currency and remittance thereof into or out of China require SAFE approval.

Within China, all payments must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad into China. Foreign-invested enterprises, such as our subsidiaries, are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE. Unless otherwise approved, domestic enterprises, such as Tencent Computer and Shiji Kaixuan, are required to convert all their foreign currency receipts into Renminbi.

Foreign-invested enterprises are permitted to distribute dividends to their foreign shareholders in foreign currencies. Such dividend distribution is considered a current account transaction that does not require SAFE approval.

OTHER REGULATIONS

Regulations Relating to Technology and Software Imports

The Technology Import and Export Administrative Regulations of the PRC (中華人民共和國技術進出口管理條例) promulgated by the State Council on December 10, 2001, with effect from January 1, 2002, require approval of imports and exports of restricted technology, and registration of contracts to import or export unrestricted technology. Software is part of the technology governed by this regime. To implement this requirement, the Administrative Measures for Registration of Technology Import and Export Contracts (技術進出口合同登記管理辦法) (the "Registration Measures"), the Administrative Measures on Prohibited and Restricted Technology Exports (禁止出口限制出口技術管理辦法) (the "Technology Export Measures"), the Administrative Measures on Prohibited and Restricted Technology

Imports (禁止進口限制進口技術管理辦法) (the "Technology Import Measures") were promulgated by the former MOFTEC (now subsumed into MOFCOM) or by MOFTEC jointly with other governmental authorities on December 30, 2001, with effect from January 1, 2002. MOFCOM is the principal approval authority for restricted technology trade, as well as the registration authority for permitted technology trade, but the Regulations also provide that MOFTEC may delegate its approval and registration authority to its provincial-level counterparts. The operation and sales (distribution) of imported software in China are also governed by the Administrative Measures on Software Products.

Regulation of Encryption Technology

According to the Regulations for the Administration of Commercial Encryption (商用密碼管理條例) issued by the PRC State Council in October 1999, as a general rule, any commercial encryption products must be developed, manufactured and distributed by the entities designated by the State Encryption Management Commission (國家密碼管理委員會) ("SEMC"). PRC entities (including foreign-invested enterprises) can neither import any commercial encryption product or equipment containing encryption technology without approval from SEMC, nor use any commercial encryption product that is not certified by SEMC. According to a public clarification by the Office of SEMC in March 2000 that "commercial encryption products and equipment containing encryption technology" are limited to designated hardware and software, the core function of which is encryption or decryption, and should not include mobile phones, Windows software, browser software, and other consumer software.

APPLICATIONS BY TENCENT COMPUTER

Imported Games Approval

Pursuant to the Internet Culture Provisions, an approval from the MOC is required to import and to operate online games imported before or after the date on which the Internet Culture Provisions became effective. Tencent Computer has applied to the MOC for such approval with respect to the imported online games, but has not yet obtained it. However, Tencent Computer has already imported online games and has been engaged in the operation of imported online games without having obtained the MOC approval. If the MOC does not grant the Imported Games Approval with respect to any such game, Tencent Computer will have to cease operating such game.

If the operation of the imported online games by Tencent Computer without an Imported Games Approval is deemed to be in violation of the Internet Culture Provisions, the following consequences may occur:

- Tencent Computer may be requested by the relevant cultural authorities to stop the operation of the relevant imported online game for which an Imported Games Approval has not been obtained;
- if Tencent Computer has not generated any revenues from such operation, it may be subject to a fine up to RMB 10,000;
- if Tencent Computer has generated revenues from such operation, it may be subject to confiscation of such revenues and a fine of one to three times of such revenues with a cap of RMB 30,000; and

- if the violation is deemed by the relevant cultural authorities as serious, Tencent Computer may be restricted from engaging in the Internet Cultural Activities and its Internet Cultural Operating Permit may be revoked.

The Company launched its imported online games in 2003 and the revenue and gross loss generated from such business in 2003 were RMB0.9 million (representing approximately 0.1% of the total revenues of the Group in 2003) and RMB2.6 million, respectively. In the event that Tencent Computer cannot carry on this business without securing the approval from the cultural authorities, the financial impact on the total 2004 forecast revenue is expected to be less than 3%, which is believed by management to be insignificant to the business operations of the Group.

So far, the MOC has not taken any legal or administrative proceeding against Tencent Computer or, according to the inquiries made by our PRC counsel, any other Internet cultural company that has engaged in or is engaging in businesses similar to those being conducted by Tencent Computer without having obtained or obtaining the MOC approval. We have been advised by our PRC counsel that, on the basis of the above, the Group will not be restricted from engaging in the Internet Cultural Activities and have its Internet Cultural Operating Permit revoked as a result of the lack of such Imported Games Approval.

Internet Publishing Approval

Tencent Computer has applied for an Internet Publishing Approval pursuant to the Internet Publishing Regulations, but has not obtained it as of the date hereof. The application was submitted on October 8, 2002, after the September 30, 2002 time limit set by the Internet Publishing Regulations for applications made by entities that had already engaged in Internet publishing at the time the Internet Publishing Regulations became effective. In accordance with the Internet Publishing Regulations, the application for the Internet Publishing Approval must be submitted to the local office of the SPPA for preliminary examination, and then the local office will forward the application to the SPPA at the central government level for final approval. The application submitted by Tencent Computer on October 8, 2002 was to the Shenzhen Municipality office of the SPPA.

Tencent Computer understands that the SPPA issued the first Internet Publishing Approvals in October 2003. In order to accelerate the process for obtaining the Internet Publishing Approval, Tencent Computer resubmitted the relevant documentation in April 2004. Tencent Computer understands that this application has been forwarded to the central government office of the SPPA for approval in accordance with the Internet Publishing Regulations.

According to the inquiries made by our PRC counsel, the SPPA does not intend to reject applications for Internet Publishing Approvals simply because of such delay. We believe that Tencent Computer has met all substantive requirements under the Internet Publishing Regulations with respect to the issuance of an Internet Publishing Approval, and except as noted in this paragraph, the Company is not aware of any reason for which the SPPA would refuse Tencent Computer's application. If the SPPA's review of Tencent Computer's application continues as is currently the case, Tencent Computer expects to obtain the Internet Publishing Approval within the next two months. Our PRC counsel has

advised us that, except as noted in this paragraph, it is not aware of any reason that will lead it to believe that the Internet Publishing Approval will not be issued to Tencent Computer.

The Internet Publishing Approval is an approval relating to certain limited publishing activities of an ICP permit holder such as Tencent Computer. The definition of "Internet Publishing", whilst broadly worded, would only apply to certain parts of the business operations of Tencent Computer (which are discreet and separate from the other business operations of Tencent Computer) and would not apply to its Internet activities or the website generally. As such, the only reason for Tencent Computer to apply for an Internet Publishing Approval is because of its operations of website games and its posting and dissemination of a limited portion of content on the QQ portal and QQ client terminal devices, in particular on the BBS and QQ community sections, which are works selected, edited and processed by Tencent Computer (the "Works-Related Activities"). It is unclear from the Internet Publishing Regulations whether the Works-Related Activities are deemed to be Internet Publishing for which an Internet Publishing Approval is required under the Internet Publishing Regulations. Other than the Internet Publishing Approval Tencent Computer has obtained all necessary and required approvals from the MII and the State News Office to engage in the Works-Related Activities.

If Tencent Computer is deemed to operate an Internet Publishing business without an Internet Publishing Approval, the following consequences may occur:

- it may be requested by the relevant publishing authorities to terminate such operation;
- its main equipment and specialized tools used primarily for such operation and its revenues generated from such operation may be seized;
- if the total revenues generated from such operation are RMB10,000 or more, it may be subject to a fine of 5 to 10 times of such revenues; and
- if the total revenues generated from such operation are fewer than RMB10,000, it may be subject to a fine of RMB10,000 to RMB 50,000.

No revenue has been generated from the Works-Related Activities during the track record period. Accordingly, even if the Works-Related Activities are deemed to be Internet Publishing by the SPPA under the Internet Publishing Regulations, the SPPA would only require Tencent Computer to terminate the Works-Related Activities, and, in addition, possibly seize the main equipment and specialized tools used primarily for the Works-Related Activities (which would not include those used in the other business operations of Tencent Computer) and impose a fine of not less than RMB10,000 and up to a maximum amount of RMB50,000. Such penalty would not lead to the closure of the other business operations conducted by Tencent Computer.

Tencent Computer has obtained the necessary approvals from the MOC and the MII to operate website games. However, there is a possibility that such operation may be deemed by the SPPA to fall within the definition of "Internet Publishing". Tencent Computer's operation of website games was launched in 2003, and the revenue and gross loss generated from such business in 2003 were RMB 0.9 million (representing approximately 0.1% of the total revenues of the Group) and RMB 2.6 million, respectively. In the event the Internet Publishing

Approval is not obtained by Tencent Computer (which we have no reason to believe such will be the case), and the operation of website games is deemed by the SPPA to require an Internet Publishing Approval, then the SPPA could require Tencent Computer to terminate such operation, seize the main equipment and specialized tools used primarily for and revenues generated from such operation (which would not include those used in the other business operations of Tencent Computer), and impose a fine of not less than 5 times the amount of such revenue, the maximum amount of such fine not to exceed 10 times the amount of such revenue. Such penalty would not lead to the closure of the other business operations conducted by Tencent Computer.

The SPPA has not taken any legal or administrative proceeding against Tencent Computer or, according to the inquiries of our PRC counsel, any other Internet publishing entity that has engaged in or is engaging in businesses similar to those being conducted by Tencent Computer without having obtained or obtaining the Internet Publishing Approval. On the basis of the above, our PRC counsel considers that the lack of an Internet Publishing Approval will not have any adverse impact on the business operations of the Group.

OUR HISTORY

Tencent Computer was formed, and commenced operations in the PRC, in November 1998. Because foreign invested enterprises were not allowed to provide value-added telecommunications services in China, we restructured our operational structure in late 1999 when Millenium Vocal Limited ("MVL") and IDG Technology Venture Investments, Inc. ("IDG") (see below under the heading "The Company") expressed interest in investing in Tencent Computer. Pursuant to the restructuring, we established the Company as the holding company of the Group and formed Tencent Technology, a wholly foreign-owned enterprise established in the PRC.

In early 2004, the Company, through its wholly owned subsidiary Realtime Century Technology Limited, formed a second wholly foreign-owned enterprise in the PRC, Shidai Zhaoyang Technology, and the Core Founders established a second operating company in the PRC, Shiji Kaixuan. Shidai Zhaoyang Technology and Shiji Kaixuan were established only in 2004 and have not contributed to the Group's revenue or profits in the three financial years preceding the Offering. Of the 12 Founders of the Group (who in the aggregate held 50% of our Shares prior to the Offering), 10 are currently employed by the Group.

The Company. The Company was established in the British Virgin Islands on November 23, 1999. In anticipation of the listing of its Shares on the Stock Exchange, the Company's registration was transferred from the British Virgin Islands to the Cayman Islands on February 27, 2004. The Company initially had only one issued share, held by Ma Huateng. In March 2000, all the Core Founders as well as two of the other Founders, MVL and IDG, were allotted shares in the Company. MVL and IDG subscribed for additional shares in July 2000. The other five Founders who are not Core Founders acquired their shares in the Company in August 2000. In June 2001, MIH purchased all of MVL's shares and certain of the Founders' and IDG's shares in the Company, and IDG transferred its shares to its wholly owned subsidiary Mandarin Sea Investments Ltd. ("Mandarin Sea"). In August 2003, the Company repurchased all shares held by Mandarin Sea, so that the Founders in the aggregate owned 50% of the Company's share capital, and MIH the other 50%. See the section entitled "Changes in Share Capital" in Appendix VII to this Prospectus.

Our wholly owned subsidiaries. Tencent Technology and Shidai Zhaoyang Technology are the Company's indirect wholly owned subsidiaries established and organized as wholly foreign-owned enterprises under PRC law. The Company holds its interests in each of the WFOEs through a BVI incorporated holding company wholly owned by the Company.

- Tencent Technology was established on February 24, 2000 and is our principal operating entity. Tencent Technology employs a substantial portion of our staff, develops the principal software (other than software acquired from third-party providers) for our operations and holds our principal intellectual property rights.
- Shidai Zhaoyang Technology was established on February 8, 2004 and is also an operating entity.

Tencent Technology develops software and provides information consultancy services to Tencent Computer and technical consultancy services to Shiji Kaixuan. Tencent Technology also licenses software to customers of Tencent Computer and intends to license

software to customers of Shiji Kaixuan. It is intended that Shidai Zhaoyang Technology's business will be similar to Tencent Technology's business.

Tencent Computer and Shiji Kaixuan. Tencent Computer and Shiji Kaixuan were established on November 11, 1998 and January 13, 2004, respectively, under PRC law. Tencent Computer and Shiji Kaixuan are licensed to provide Internet information services and other value-added telecommunications services. Tencent Computer operates Internet portals and mainly provides value-added telecommunications services. See the sections of this Prospectus entitled "Business—Services and Products—Internet Value-Added Services" and "Business—Services and Products—Mobile and Telecommunications Value-Added Services". It is intended that Shiji Kaixuan's business will be similar to Tencent Computer's business.

The Core Founders are shareholders of both the Company and each of Tencent Computer and Shiji Kaixuan and are members of our senior management team. The Core Founders have been the only shareholders of Tencent Computer since November 2001 and of Shiji Kaixuan since its inception. Tencent Computer initially had a registered capital of RMB500,000, which was increased to RMB1,000,000. The relevant capital contributions were funded by the shareholders of Tencent Computer at that time. In December 2003, the registered capital of Tencent Computer was increased to RMB20 million by converting retained earnings to registered capital. See the section entitled "Changes in Share Capital" in Appendix VII to this Prospectus. The contributions to the registered capital of Shiji Kaixuan were made by the Core Founders using funds received from Tencent Technology pursuant to an agreement with Tencent Technology. See the section entitled "Amended and Restated Exclusive Right to Purchase Contract Relating to Shiji Kaixuan" in Appendix VI to this Prospectus.

At the time the Company was established, foreign companies, including foreign-invested enterprises incorporated in the PRC, were not permitted to own or operate value-added telecommunications businesses in China, such as the businesses currently carried on by Tencent Computer and Shiji Kaixuan. Currently, there are limitations on foreign ownership of value-added telecommunications businesses in China.

Since December 11, 2003, PRC legislation has permitted up to 50% foreign ownership of value-added telecommunications businesses in China. See the section entitled "Regulation —Regulations relating to Foreign Investment". Accordingly, as soon as practical after the Offering, we intend to apply to the relevant PRC authorities to establish a FITE in order to provide the Company with the advantage of having an equity ownership interest in a value-added telecommunications license holder. The FITE will be established either by means of incorporating a new corporate entity or by converting Tencent Computer or Shiji Kaixuan into a FITE. If the FITE is established as a new corporate entity, it will be owned as to 50% by the Company (directly or through its wholly owned subsidiary) and as to 50% by either Tencent Computer or Shiji Kaixuan. Once the FITE is established and has obtained a value-added telecommunications license, we expect the FITE to operate part of the Group's value-added telecommunications business. See "Risk Factors — Risks Related to Our Structure — Our plan to establish a FITE may not proceed smoothly or at all or may lead to unanticipated costs and disruption to our business".

OUR GROUP STRUCTURE

The chart below illustrates our corporate and shareholding structure immediately after the Offering (assuming the Over-allotment Option is not exercised) and the relationship among the members of the Group.



Other public Shareholders
Other Founders
MIH QQ (BVI) Limited
Core Founders
25.00%
6.77%(1)
37.50%(2)
30.73%(3)
Tencent Holdings Limited
(Cayman Islands)
100%
100%
Tencent Limited
(BVI)
Realtime Century Technology Limited
(BVI)
Offshore
PRC
100%
100%
100%
100%
Tencent Technology (Shenzhen) Company Limited
(PRC)
Shenzhen Tencent Computer Systems Company Limited
(PRC)
Shidai Zhaoyang Technology (Shenzhen) Company Limited
(PRC)(4)
Shenzhen Shiji Kaixuan Technology Company Limited
(PRC)(4)
Note:
Equity ownership
Structure contracts

Notes:

(1) Each of the other 7 Founders holds his Shares in the Company through his wholly owned holding company incorporated in the BVI. None of these 7 Founders is a connected person of the Group.

(2) MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd. Naspers Limited is listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market.

(3) Each of the 5 Core Founders holds his Shares in the Company through his wholly owned holding company incorporated in the BVI. Advance Data Services Limited, a company wholly owned by Ma Huateng, one of the executive Directors, will hold approximately 14.43% of the issued Share capital immediately following the Offering (assuming the Over-allotment Option is not exercised). Two of the Core Founders, Ma Huateng and Zhang Zhidong, are also executive Directors and members of senior management of the Group. Three of the Core Founders, Zeng Liqing, Xu Chenye and Chen Yidan, are also members of senior management of the Group. See the section entitled "Disclosure of Interests" in Appendix VII to this Prospectus.

(4) Each of these companies was established in 2004 and, therefore, did not form part of the Group during the years 2001, 2002 and 2003. See the section entitled "Further information about the Company" in Appendix VII to this Prospectus.

STRUCTURE CONTRACTS

Current PRC laws and regulations limit foreign investment in businesses providing value-added telecommunications services in China. As foreign-invested enterprises, our wholly owned subsidiaries, Tencent Technology and Shidai Zhaoyang Technology, do not have licenses to provide Internet content or information services and other telecommunications value-added services. Accordingly, we conduct the value-added telecommunications businesses through Tencent Computer and Shiji Kaixuan under a suite of contracts (collectively, the "Structure Contracts") entered into among the constituent members of the Group.

As a result of the Structure Contracts, the Group is able to recognize and receive the economic benefit of the business and operations of Tencent Computer and Shiji Kaixuan. The Structure Contracts are also designed to provide the Company with effective control over and (to the extent permitted by PRC law) the right to acquire the equity interests in and/or assets of Tencent Computer and Shiji Kaixuan. In summary, the Structure Contracts provide the Company (directly and through the WFOEs) with:

- the right to receive the cash received by Tencent Computer and Shiji Kaixuan from their operations which is surplus to their requirements, having regard to their forecast working capital needs, capital expenditure, and other short-term anticipated expenditure ("Surplus Cash") through various commercial arrangements;
- the right to acquire all the shares in and/or assets of Tencent Computer and Shiji Kaixuan, as and when permitted by PRC laws, for a nominal price (in the case of Tencent Computer) or a pre-paid amount (in the case of Shiji Kaixuan);
- the right to ensure that the WFOEs own the valuable assets of the business through the assignment to the WFOEs of the principal present and future intellectual property rights of Tencent Computer and Shiji Kaixuan, including the trademarks and domain names, without making any payment; and
- a pledge over the entire equity interests in Tencent Computer and Shiji Kaixuan.

These arrangements, taken as a whole, permit the results and financial condition of Tencent Computer and Shiji Kaixuan to be consolidated with the Company as if they were subsidiaries of the Company and that the economic benefit of their businesses flow to the Company and the WFOEs.

The Structure Contracts establish a cooperation committee (a "Cooperation Committee") for each of Tencent Computer and Shiji Kaixuan to oversee its business and operations. The Cooperation Committees advise, supervise and effectively control Tencent Computer's and Shiji Kaixuan's businesses. Through the Cooperation Committees, the WFOEs advise, supervise and effectively control Tencent Computer's and Shiji Kaixuan's business. Under the Structure Contracts, the Cooperation Committees will adopt an internal governance mechanism for payments, expenditure and expenditure related contracts (the "Approvals Matrix"). The Approvals Matrix is required to be consistent throughout the Group and can be amended only by the directors of the Company, and any such amendment applies to all members of the Group.

In May 2001, the Company and Tencent Technology entered into Structure Contracts with Tencent Computer and its shareholders. In early 2004, these Structure Contracts were amended and restated and new Structure Contracts were entered into. Upon the establishment of the FITE or of an additional operating company, additional Structure Contracts or amendments to existing Structure Contracts will be entered into, so as to extend the benefits the Company derives from the existing arrangements to the new FITE or an additional operating company.

Our PRC legal counsel, Zhong Lun Law Firm, is of the opinion that:

- each of the Group entities in the PRC has been duly incorporated and is validly existing under PRC laws;
- each of the Structure Contracts has been duly executed and delivered by each PRC party to such contracts and is legal, valid, admissible as evidence and binding on the PRC parties to such contracts under PRC laws, enforceable against such parties in accordance with the terms and conditions set forth in the Structure Contracts and under PRC laws;
- the execution, delivery and performance of the Structure Contracts to which the PRC parties are a party do not violate or result in a breach of or default under any laws, regulations, rules or government policies of the PRC;
- none of the provisions in each Structure Contract (taken individually and together as a whole) nor the legal structure of the Group described in this section contravenes any applicable laws, regulations, rules or government policies of the PRC; and
- all necessary filings, consents, approvals, permits, authorizations, certificates and licenses of all PRC national, provincial or local government authorities, or any subdivision or department of any such authority, that are required in connection with the execution, delivery, effectiveness and enforceability of each Structure Contract have been made or obtained and remain in full force and effect.

To implement our Group structure, we have entered into the Structure Contracts. Set out below is a brief summary of the terms of the Structure Contracts. See the section headed "Structure Contracts" in Appendix VI to this Prospectus for a detailed description of the Structure Contracts.

(a) Exclusive Right to Purchase Contracts ("ERPC")

Each of the WFOEs has entered into an EPRC with Tencent Computer or Shiji Kaixuan, and the Core Founders. Under the ERPCs, Tencent Computer and Shiji Kaixuan grant to the WFOEs (or any individual or entity designated by them) the right to purchase the assets of Tencent Computer and Shiji Kaixuan, for RMB1.00, and the Core Founders grant to the WFOEs (or its designee) the right to purchase their equity interests in Tencent Computer and Shiji Kaixuan, for (in the case of Tencent Computer) a total price of RMB1.00 or (in the case of Shiji Kaixuan) at the cost of the initial contributions to the registered capital (RMB11 million). Each right to purchase may be exercised at any time, subject to the laws of the PRC. The ERPCs also contain covenants given by Tencent Computer, Shiji Kaixuan and the Core Founders (as the case may be) with respect to the governance and the conduct of the business by Tencent Computer and Shiji Kaixuan, including, among others, a covenant by

Tencent Computer and Shiji Kaixuan, to transfer all Surplus Cash as directed by the Cooperation Committee and a covenant not to distribute profits to the Core Founders.

(b) Pledge Contracts by the Core Founders ("Pledge Contract")

The Core Founders have entered into two Pledge Contracts, pursuant to which the Core Founders have granted to the relevant WFOE a continuing first priority security interest over their respective interests in the registered capital of Tencent Computer and Shiji Kaixuan (the "Pledged Securities"). The relevant WFOE is entitled to exercise its right to purchase the Pledged Securities at an agreed price or otherwise sell the Pledged Securities, on the occurrence of specified events, including, among others, any breach by the Core Founders of any of their material obligations under the Pledge Contracts or the ERPCs and any other circumstance under which disposal of the Pledged Securities is permitted under applicable PRC laws.

(c) Cooperation Framework Contracts ("CFC")

Each of the WFOEs has entered into a CFC with Tencent Computer or Shiji Kaixuan, respectively, as the case may be, pursuant to which the relevant WFOE agrees to provide specific technology and information services to Tencent Computer or Shiji Kaixuan, as the case may be, and allow Tencent Computer or Shiji Kaixuan, as the case may be, to use specific assets of the relevant WFOE. As consideration, each of Tencent Computer and Shiji Kaixuan, as the case may be, agrees to transfer all its Surplus Cash to the relevant WFOE. In addition, the parties to each CFC also agree to establish a Cooperation Committee whose function includes, among others, determining and adjusting the fees to be paid by Tencent Computer or Shiji Kaixuan, as the case may be, to the relevant WFOE and its affiliates under various contracts to ensure the transfer of Tencent Computer or Shiji Kaixuan's entire Surplus Cash.

Each Cooperation Committee has four members, of whom two are appointed by the relevant WFOE and two by the other party to the CFC (either Tencent Computer or Shiji Kaixuan). The two members appointed by the WFOE must be directors of the WFOE who have no shareholding in the other party to the CFC. The two members appointed by the other party to the CFC must be directors and shareholders of that other party. If one of them is not also a director of the WFOE, he must be replaced by a member who is both a director of the other party to the CFC and a director of the WFOE. If none of the directors of that other party is also a director of the WFOE, the WFOE is entitled to appoint an additional member, such that the Cooperation Committee in this situation consists of five members, of whom the WFOE appoints three and the other party to the CFC appoints two.

(d) Intellectual Property Transfer Contracts ("IP Contract")

Each of the WFOEs has entered into an IP Contract with Tencent Computer or Shiji Kaixuan, as the case may be, pursuant to which Tencent Computer and Shiji Kaixuan shall assign to the relevant WFOE their principal present and future intellectual property rights for an undertaking by Tencent Technology and Shidai Zhaoyang Technology, respectively, to provide certain technology and information services to Tencent Computer and Shiji Kaixuan.

(e) Domain Name License Contracts

The Company and Tencent Technology, respectively, have entered into Domain Name License Contracts with each of Tencent Computer and Shiji Kaixuan, pursuant to which the

Company and Tencent Technology granted each of Tencent Computer and Shiji Kaixuan a non-exclusive license to use specific domain names owned by the Company or Tencent Technology, as the case may be, for the payment of annual royalties determined as a percentage of Tencent Computer's and Shiji Kaixuan's gross annual revenues (which may be adjusted pursuant to the relevant contract or CFC).

(f) Trademark License Contracts

The Company and Tencent Technology, respectively, have entered into a Trademark License Contract with each of Tencent Computer and Shiji Kaixuan, pursuant to which the Company and Tencent Technology granted each of Tencent Computer and Shiji Kaixuan a non-exclusive license to use specific trademarks owned by the Company or Tencent Technology, as the case may be, for the payment of annual royalties determined as a percentage of Tencent Computer's and Shiji Kaixuan's gross annual revenues (which may be adjusted pursuant to the relevant contract or CFC).

(g) Information Consultancy Services Contracts

Each of the WFOEs has entered into an Information Consultancy Services Contract with Tencent Computer and/or Shiji Kaixuan, pursuant to which each WFOE shall provide specific information consultancy services to Tencent Computer and/or Shiji Kaixuan in return for the payment of an annual consultancy service fee determined by the Cooperation Committees within a range of percentages of Tencent Computer's and Shiji Kaixuan's gross annual revenues.

(h) Technical Consultancy Services Contracts

The Company and the WFOEs have entered into a Technical Consultancy Services Contract with Tencent Computer and/or Shiji Kaixuan, pursuant to which the Company and the relevant WFOE shall provide specific technical consultancy services to Tencent Computer and/or Shiji Kaixuan in return for the payment of an annual consultancy service fee determined by the Cooperation Committees within a range of percentages of Tencent Computer's and Shiji Kaixuan's gross annual revenues.

(i) Agreements to Establish a Close Technical and Business Cooperation Relationship ("Technical Cooperation Agreement")

Each of the WFOEs has entered into a Technical Cooperation Agreement with Tencent Computer or Shiji Kaixuan to cooperate extensively in aspects of value-added telecommunications services, advertising, design and other technology and services related to the Internet IM and other value-added telecommunications business. All revenues will be shared so that the relevant WFOE is entitled to revenues attributable to technical services and intellectual property licenses, and each of Tencent Computer and Shiji Kaixuan is entitled to revenues attributable to value-added telecommunications services, with the specific amounts to be agreed separately between the parties.

(j) Network Game Cooperation Agreements

Each of the WFOEs has entered into a Network Game Cooperation Agreement with Tencent Computer or Shiji Kaixuan to cooperate to develop and provide technology and

services related to network games. All revenues will be shared so that the relevant WFOE is entitled to revenues attributable to technical services and intellectual property licenses, and each of Tencent Computer and Shiji Kaixuan is entitled to revenues attributable to value-added telecommunications services.

A detailed summary of each of the Structure Contracts is set out in Appendix VI to this Prospectus.

Waivers from the Stock Exchange

We conduct value-added telecommunications businesses through Tencent Computer and Shiji Kaixuan under the suite of Structure Contracts entered into among the constituent members of our Group. As Ma Huateng, one of two executive Directors and the Chief Executive Officer of the Group, holds a 47.5% equity interest in each of Tencent Computer and Shiji Kaixuan and Zhang Zhidong, our other executive Director and the Chief Technology Officer of the Group, holds a 20.0% equity interest in each of Tencent Computer and Shiji Kaixuan, each of Tencent Computer and Shiji Kaixuan is technically an associate of Mr. Ma and Mr. Zhang, and therefore a connected person of the Company. Transactions between the Company and the WFOEs, on the one hand, and Tencent Computer or Shiji Kaixuan, on the other hand, such as the Structure Contracts, would technically be connected transactions and, unless an exemption is available under the Listing Rules, must comply with the applicable disclosure, reporting and shareholders' approval requirements of Chapter 14A of the Listing Rules.

Our Directors are of the view that the Structure Contracts are fundamental to the legal structure and the business operations of our Group and are on terms that are fair and reasonable so far as the Group is concerned and in the interests of the Company's Shareholders as a whole. We also believe that the unique nature of our structure whereby the results and financial condition of Tencent Computer and Shiji Kaixuan are consolidated with our financial statements as if they were our subsidiaries, and the economic benefit of their business flows to us, places us in a unique position in relation to the connected party transaction rules. Accordingly, notwithstanding that the Structure Contracts technically constitute continuing connected transactions for the purposes of Chapter 14A of the Listing Rules, our Directors consider that it would not be appropriate for the Structure Contracts to be subject to, amongst other things, the periodic approval of our independent Shareholders. We have therefore applied to the Stock Exchange for, and the Stock Exchange has agreed to grant, a specific waiver from strict compliance with the applicable disclosure, reporting and shareholders' approval requirements of Chapter 14A of the Listing Rules, for the reasons and on the conditions set out below:

- ***Waiver for the Structure Contracts from Chapter 14A:*** As the Structure Contracts are at the core of the legal structure and business operations of the Group, the Structure Contracts will, subject to the conditions set out below, be exempt from the "continuing connected transactions" provisions of Chapter 14A of the Listing Rules.
- ***No Change without Shareholders' approval:*** Save as described below, no changes to the Structure Contracts will be made without the approval of our Shareholders. Once Shareholders' approval of any change has been obtained, no further periodic or other approvals will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed.

- ***"Economic Benefits" Flexibility:*** The Structure Contracts enable the Company and the WFOEs to receive the economic benefits derived by Tencent Computer and Shiji Kaixuan through the right to acquire Tencent Computer's and Shiji Kaixuan's equity interests and/or assets for a nominal consideration and to acquire their Surplus Cash (as defined in this section entitled "— Structure Contracts" above). The structure has been designed to enable the Company and the WFOEs, through the Cooperation Committee (as defined in this section entitled "— Structure Contracts" above), to implement the terms of the Structure Contracts relating to fees and software sales so as to maximise the transfer of Tencent Computer's and Shiji Kaixuan's Surplus Cash to WFOE, having regard to changes in the quantum of Tencent Computer's and Shiji Kaixuan's earnings and applicable PRC laws and regulations (including taxation), without requiring the approval of the Company's Shareholders.

- ***Renewal and Cloning:*** On the basis that the Structure Contracts provide an acceptable framework for the relationship between the Company, on the one hand, and Tencent Computer and Shiji Kaixuan (and, in due course, FITEs), on the other hand, that framework may be renewed and/or "cloned" upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise, operating company or FITE that the Company might wish to establish, without obtaining the approval of our Shareholders on terms that the protections for our Shareholders described in this paragraph will apply.

- ***FITE:*** We intend to apply for the establishment of a FITE as soon as practicable following the listing of our Shares on the Stock Exchange. This may require the Structure Contracts to be amended to provide the Company with equivalent rights under the new FITE structure. Again, the Company would be able to set up the FITE on the basis described in the section entitled "- Our History" above, and to set up further FITEs using the same structure, without obtaining the approval of our Shareholders, on terms that the protections for our Shareholders described in this paragraph will apply.

- ***Ongoing reporting and approvals:*** The terms upon which the above specific waiver is expected to be granted require us to disclose details relating to the Structure Contracts on an ongoing basis as follows:

  (a) the Structure Contracts in place during each financial period will be disclosed in our annual report and accounts in accordance with the relevant provisions of Rule 14A.45 of the Listing Rules;

  (b) our independent non-executive Directors will review the Structure Contracts annually and confirm in our annual report and accounts for the relevant year that the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Structure Contracts, have been operated so as to transfer by the date of the annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash as at the end of the financial reporting period to the WFOEs, that no dividends or other distributions have been made by Tencent Computer or Shiji Kaixuan to the holders of their equity interests and any new Structure Contracts entered into, renewed and/ or cloned during the relevant financial period are fair and reasonable so far as

the Group is concerned and in the interests of the Company's Shareholders as a whole;

(c) our auditors will carry out review procedures annually on the transactions carried out pursuant to the Structure Contracts and will provide a letter to our Board, with a copy to the Listing Division, at least 10 business days before we bulk print our annual report, confirming that the transactions have received the approval of the Board, have been entered into in accordance with the relevant Structure Contracts and have been operated so as to transfer by the date of the annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash as at the end of the financial reporting period to the WFOEs and that no dividends or other distributions have been made by Tencent Computer or Shiji Kaixuan to the holders of its equity interests;

(d) for the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", each of Tencent Computer and Shiji Kaixuan will be treated as a wholly owned subsidiary of the Company, but at the same time, the directors, chief executive or substantial shareholders (as defined in the Listing Rules) of Tencent Computer and Shiji Kaixuan and their respective associates will be treated as "connected persons" of the Group (including Tencent Computer and Shiji Kaixuan) and transactions between these connected persons and the Group (including Tencent Computer and Shiji Kaixuan) shall comply with Chapter 14A of the Listing Rules. In this connection, each of the shareholders of Tencent Computer and Shiji Kaixuan currently holds 10% or more of their respective equity interests in Tencent Computer and Shiji Kaixuan, so that they and their respective associates will be subject to the above restrictions; and

(e) Tencent Computer and Shiji Kaixuan will provide to the Stock Exchange an undertaking that, for so long as our Shares are listed on the Stock Exchange, Tencent Computer and Shiji Kaixuan will provide management of the Company, the WFOEs and our auditors with full access to their relevant records for the purpose of our auditors' review of the transactions referred to above.

- In addition to the Structure Contracts, there may be other contracts between the Company and the WFOEs, on the one hand, and Tencent Computer and Shiji Kaixuan, on the other. Given that the results of Tencent Computer and Shiji Kaixuan are consolidated into our accounts, and given the relationship between the various companies within our Group (including Tencent Computer and Shiji Kaixuan) created by the Structure Contracts, transactions between the Company, the WFOEs, Tencent Computer and Shiji Kaixuan and FITE will be exempt from the "continuing connected transactions" provisions of the Listing Rules.

Based on the documents, information and historical figures provided by the Company and relying upon the representations and confirmations by the Directors that the suite of Structure Contracts taken as a whole is on terms that are fair and reasonable so far as the Group is concerned and in the interests of the Company's Shareholders as a whole, the Sponsor is of the view that the suite of Structure Contracts taken as a whole is fair and reasonable and in the interests of the Company's Shareholders as a whole.

OVERVIEW

We are a leading provider of Internet services and mobile value-added services in China, with the largest IM community in China. The Internet services and mobile and telecommunications value-added services are provided by Tencent Computer and Shiji Kaixuan pursuant to contractual arrangements with the Company, Shidai Zhaoyang Technology and Tencent Technology. For more background on our corporate structure, see the section entitled "Our History and Structure". Our IM platform allows users to communicate in real-time across the Internet, and mobile and fixed line telecommunications networks using various terminal devices. Our users are not only able to communicate via text messages, images, video, voice and email, but also have access to various Internet and mobile value-added services that are designed to enhance their community experience, including chat rooms, online and mobile games, dating, information downloads and entertainment services.

We believe that we have the largest IM community in China as measured by registered user accounts. As of March 31, 2004, we had 291.3 million registered IM user accounts. During the 16-day period ended March 31, 2004, the peak number of simultaneous online user accounts was 6.1 million, the average number of daily user hours was 64.7 million and the average number of messages sent daily was 848.8 million. We are also one of the leading mobile value-added service providers in China. For 2003, China Mobile recognized us as its "Best Performing Partner" for SMS services (短信業務合作伙伴最佳業績獎) on its Monternet platform. We believe that QQ, the brand name of our consumer IM service, is a widely recognized consumer brand in China. We have been able to leverage our large user community and the recognition of the QQ brand to attract Internet and mobile users to pay for our consumer-oriented value-added services and products. In addition, we have been able to leverage the significant traffic in our community to market online advertising services to our corporate clients.

We believe that we were one of the first providers of IM and mobile value-added services in China. Our basic online IM service was launched in February 1999. In May 2000, we commercially launched Mobile QQ, our mobile IM service, and have the leading position in mobile IM services in China. Since the introduction of our basic IM service, our services and products have evolved into a variety of value-added services for the QQ community, including email, various fee-based IM service packages, entertainment and information content services, chat rooms, dating services, casual games and massive multiple-player online games. Similarly, since the introduction of our mobile IM services, our mobile and telecommunications value-added services have expanded to include mobile chat, IVR services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games and other telecommunications value-added services.

We also target the enterprise real-time communications market in China in which we believe there is a significant growth potential. We are making long-term investments in this market in order to develop real-time communications solutions to meet the needs of enterprises in China and capture market share at this early stage of market development. Our primary enterprise offering is known as Real Time Exchange ("RTX"), an IM solution that is capable of connecting enterprises internally and externally through a real-time communications network, interconnecting with our public QQ network across the Internet, and providing mobile value-added services. We launched the first commercial version of RTX in September 2003.

As a result of strong customer acceptance, we have been able to offer a growing number of our value-added services on a monthly subscription fee basis since May 2000. We achieved profitability in 2001 and have been able to grow our profit since then. For the year ended December 31, 2003, our revenues and profit for the year were RMB735.0 million and RMB322.2 million, respectively, representing an annual growth rate of 179.4% and 129.0% from 2002, respectively. Subscription based revenues accounted for over 75% of our revenues in 2003. For the three months ended March 31, 2004, our revenues and profit for the period were RMB257.6 million and RMB107.3 million, respectively.

OUR STRENGTHS

We believe that we are well positioned to take advantage of the growth in usage of Internet and mobile and fixed line telecommunications, as well as the growing demand for innovative Internet and telecommunications value-added services, in China. Our key strengths include the following:

Large and active user base. We have the largest IM registered user base in China with over 291.3 million registered user accounts as of March 31, 2004, of which 97.1 million were active user accounts in the 16-day period ended March 31, 2004. Our large and active user base is an important business driver as it provides a large community for our users to interact with one another via IM and other value-added services, which in turn enables us to retain our existing users and attract new users. In addition, our large user base provides us with the opportunity to market and deliver our value-added services and products. We believe that our large and active user base creates a high barrier to entry for competitors that would have difficulty in offering a similar critical mass of users in their IM services.

Distinctive community experience. We have created a community of active users who conduct person-to-person and multi-party real-time communications across the Internet and mobile and fixed line telecommunications networks using different communication terminal devices, including PCs and mobile phones. Via the QQ platform, our users establish their personalized identities and maintain connections and relationships with other users in an interactive and self-directed environment. Each of our users is identified with a QQ number, user name and a user profile. Once logged-on to our QQ network, our users can detect which other users in their own contact list are also online (i.e., "presence") and can interact in real-time with such other users via a rich media of text, images, video, voice, sound and graphics. We believe that this sense of community and connectedness among our users is a distinctive offering for our users.

Compelling and creative value-added services. We continuously develop innovative value-added services to expand and enrich the experience of our users and enhance their loyalty to the "QQ" community. We believe our leading position in Internet services and mobile value-added services in China is based on our in-depth understanding of the needs of our users and trends in the market, as well as our strong research and development team. Our large, active and loyal user community also allows us to market our new value-added services to a significant customer base through advertising and word-of-mouth in our community. In addition to our basic IM services, our value-added services include Mobile QQ, mobile chat, QQ Dating, QQ Show, QQ Mail, and online games. Our services leverage the properties of our QQ client software, which allows us to bundle many enriched value-added service features with the QQ interface. By continuing the development of new value-added services

and content, particularly in the areas of information and entertainment, to meet the demands of a growing and increasingly sophisticated Internet and mobile consumer base in China, we expect that we will be able to generate new revenue streams.

Strong brand recognition. We believe our QQ brand (QQ), along with the QQ Penguin ( ), is a widely recognized consumer brand in China. In addition, we believe that our Internet and mobile IM user base identifies the QQ brand with services and products that enhance their Internet and mobile experience. As an example of the strength of our brand, Guangzhou Donglihang Enterprise Development Company Limited ("DLH") has licensed from us our QQ Penguin and our QQ brand. Pursuant to this license arrangement, DLH designs numerous QQ branded products such as apparel, and sells such products throughout a national chain of over 199 Q-Gen outlets, as of March 31, 2004, franchised or managed by DLH. By leveraging the QQ brand in our marketing initiatives, we have created an audience of consumers that is increasingly open to using our growing range of services and products.

Strong strategic relationships with telecommunications operators and terminal device manufacturers in China. We have built strategic relationships with a range of third parties, including mobile and fixed line operators and terminal device manufacturers. We have strong relationships with telecommunications operators because QQ provides a platform to the operators for end-users to enjoy value-added communication services, driving traffic on their networks and increasing their revenues. As mobile data and broadband are two significant focus areas for telecommunications operators in China, we expect that our strong strategic relationships with these operators will continue in the future. Currently, our relationships with telecommunications operators include utilizing their billing and service platform and co-marketing. We also have strong relationships with terminal device manufacturers in China. We currently have relationships with 13 mobile phone manufacturers, including, among others, Motorola, Nokia and TCL. We work with these manufacturers to pre-load our QQ client software on the advanced mobile phones and we frequently conduct joint marketing activities and cooperate to customize the QQ client software for their various mobile handset environments. PDA manufacturers such as Lenovo and Samsung, PC peripheral device manufacturers such as Logitech, and PC manufacturers such as Start also pre-loaded our client software or conducted joint marketing activities with us.

OUR STRATEGIES

Our goal is to be the leading Internet and telecommunications value-added service provider in China. We have developed our IM platform into a comprehensive service platform that provides a portfolio of IM, value-added services and online entertainment to our large and growing community. To grow our business and maximize shareholder value, we will seek to:

Continue to expand our user base. We seek to continue to expand our user base, as we believe the size of our user base is an important competitive advantage. We believe that by being the largest IM community in China, our user base will grow in tandem with the increase in Internet and mobile phone users in China. In addition, we target the youth segment in China, which we believe is a main source for the growth of Internet usage in China. To reinforce this leading position, we will continue to increase our customer satisfaction through

continuously upgrading the user experience, functionality, and services provided as part of our free IM service. In addition, we intend to further differentiate and cater to different needs of our various customer segments. For example, we have launched Tencent Messenger to cater to professional users and we are providing different services targeting different demographic groups within our user base. We also seek to maximize the reach of our services by integrating our services with the service offerings of telecommunications operators and bundling our client software with various terminal devices.

Deliver new services and products to enrich the QQ community experience. We intend to continue to develop and deliver new value-added communications, community, entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues. We intend to integrate and distribute online content such as music, video and other forms of multimedia content through our IM platform and to further expand the service offerings in our online dating, avatars and online game services. We intend to develop these new value-added services and products through a combination of internal efforts and cooperation with third-party content providers. See "Regulation—Applications by Tencent Computer".

Continue to strengthen our strategic relationships with telecommunications operators, device manufacturers and content providers. We intend to strengthen our relationships with telecommunications operators in China through joint marketing, co-branding and joint development initiatives. We believe we can develop value-added services to help telecommunications operators in China attract new subscribers to their data service platforms and increase data traffic on their networks. In return, we can utilize their billing and network infrastructure to attract users for our value-added services. We also intend to strengthen existing, and build new, relationships with handset, PC, PDA, game console and other device manufacturers to pre-install our value-added software applications on the devices they manufacture. By doing so, we can increase demands for their devices that are capable of supporting our applications, while increasing the reach of our services. In the past, we relied primarily on internal efforts in developing our new services. Going forward, we will seek to expand our relationships with existing content partners and establish new relationships with additional content providers and technology partners to speed up the development of innovative service and product offerings for our users.

Develop real-time communications solutions for enterprises in China. We believe that the enterprise IM market in China presents a significant opportunity and can provide us with a large potential user base and revenue source over the long-run. We intend to become a leading provider of real-time communications solutions for enterprises in China by building upon our successes in delivering consumer IM services. To this end, we have launched our business enterprise solution, branded RTX, that is tailored to the specific needs of enterprises in China. The solution offers enhanced security features, is interoperable with our public QQ network and provides integration with our mobile value-added services. We have built a distribution channel for RTX in China which consists of a growing number of national, regional and local distributors and resellers. We have also entered into strategic relationships with various enterprise software providers in China in which we co-market, bundle or distribute our enterprise IM solutions with their products, including IBM, UFSoft, Kingsoft and Kingdee. We intend to continue to build partnerships to position RTX as the market standard for enterprise IM in China.

SERVICES AND PRODUCTS

We operate the largest IM community in China, as measured by the number of registered user accounts. Through our IM platform, we offer a diversified portfolio of value-added Internet and telecommunications services. Leveraging our strategic relationships with telecommunications operators, device manufacturers and content providers, we are continuously expanding our services and products as well as the channels to deliver them to our users throughout China.

The following table sets forth certain operating statistics relating to our IM community as of the dates and for the periods presented:

	For the 16-day period ended December 31,			For 16-day period ended March 31,	For 15-day period ended June 30,	For 15-day period ended September 30,	For 16-day period ended December 31,	For 16-day period ended March 31,
	2001	2002	2003	2003	2003	2003	2003	2004
	(in millions)							
Registered IM user accounts (at end of period)	93.2	151.3	256.1	165.8	181.1	214.5	256.1	291.3
Active user accounts	43.8	54.4	81.5	56.1	53.0	65.6	81.5	97.1
Peak simultaneous online user accounts	1.9	2.9	4.8	3.4	2.9	3.9	4.8	6.1
Average daily user hours	18.3	28.6	51.4	33.6	35.7	39.0	51.4	64.7
Average daily messages(1)	413.9(2)	386.4	681.8	448.1	581.6	554.4	681.8	848.8

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Average daily messages for the 16-day period ended December 31, 2001 include messages derived from our online advertising. In subsequent periods, average daily messages exclude those advertising messages.

Internet Value-Added Services

Internet value-added services provide the main platform on which our user community is built and generates a considerable portion of our revenues. In 2003 and for the three months ended March 31, 2004, approximately 31.3% and 40.6%, respectively, of our revenues were derived from Internet value-added services. As of December 31, 2003, there were 6.9 million registered subscriptions for our fee-based Internet value-added services, and such registered subscriptions grew to 7.3 million as of March 31, 2004.

The following table sets forth our registered subscriptions for our fee-based Internet value-added services as of the dates presented:

	As of December 31,			As of March 31,	As of June 30,	As of September 30,	As of December 31,	As of March 31,
	2001	2002	2003	2003	2003	2003	2003	2004
	(in millions)							
Registered subscriptions	—	1.5	6.9	3.5	5.4	7.2	6.9	7.3

IM and Mail Services

IM is at the core of our Internet value-added service platform. QQ is a comprehensive service platform that utilizes IM and other value-added services to create an online

community. We are one of the early developers of IM services in China as demonstrated by the launch of our basic IM service in February 1999. QQ is now widely recognized as the most popular IM community in China. We will continue to leverage the popularity of our QQ service to deliver value-added community and entertainment services to our expanding QQ user base. For a detailed discussion on IM generally, see "Industry Overview—Instant Messaging".

We have three main categories of IM services that we provide to our consumer users. These categories are as follows:

- Basic QQ
- Premium QQ
- Tencent Messenger

Basic QQ. Basic QQ is our free IM service that allows users to send and receive instant messages and participate in the QQ community. In addition, via the QQ IM software client, our Basic QQ users are offered access to QQ chat rooms, QQ Mail, the Tencent Traveler browser, audio and video conferencing, and file transfer capability. To sign up for Basic QQ, users simply go to our website or many other software download websites to download our client software. Once registered, users can enjoy the Basic QQ service through the QQ software client. We seek to grow our Basic QQ user base and migrate them into paying subscribers of our premium QQ services, community services and online entertainment services.

Premium QQ. QQ Membership, launched in November 2000, enables users to enjoy a variety of additional benefits over the Basic QQ service for a monthly fee of RMB10.00. Membership benefits include the ability of users to choose their own QQ numbers, the ability to store message logs on QQ servers, 100 megabytes storage space, free credits to use various QQ value-added services (including online entertainment services), special indicators throughout the QQ network to allow others to recognize them as QQ Members, and exclusive access to additional chat rooms. We intend to continue to expand these premium membership benefits to grow the number of QQ Members.

QQ Xing, launched in September 2002, is our entry-level Premium QQ service package, for which users currently pay a monthly fee of RMB2.00. Current benefits for QQ Xing users include, among others, enhanced account security features, the ability to store message logs on QQ servers, and 20 megabytes storage space. We are continuing to expand the value-added services available to QQ Xing users.

Tencent Messenger. Tencent Messenger ("TM"), launched in December 2003, is our new IM service targeted to meet the evolving needs of professionals in China. While TM uses the same server infrastructure as QQ, it provides a differentiated user experience via the TM software client. TM offers an increasing number of value-added services intended to increase the productivity of its users and assist users in maintaining relationships with people in a professional environment. Some of these value-added services include a virtual "business card" that forms part of the TM user's profile and can be exchanged with contacts inside the TM contact list. Other features include the ability to search for users not only based on

demographics such as region and age, but also by industry and profession. We intend to continue to expand the value-added services available to TM users.

QQ Mail. QQ Mail, launched in May 2003, is currently available via the QQ software client. QQ Mail is an email service closely integrated with the QQ IM platform. QQ Mail allows users' emails to be accessed directly from an email client that is bundled into the QQ software client. Users are notified instantly via the QQ software client whenever an email is received. QQ Mail provides a convenient way for QQ users to send email messages within the QQ community, and to email accounts outside the QQ community.

Community Services

QQ.com Portal. We operate an Internet portal under the domain name www.qq.com. This portal is a platform through which we enrich our users' experience and reinforce the QQ community. Our QQ.com portal, relaunched in December 2003, is designed to provide users with information, community resources and introductions to our growing number of value-added services. The main portal channels currently include news, entertainment sports, automobiles, games, jokes, fashion and horoscopes. The portal also features extensive community services such as BBS and chat, and various other Tencent value-added services such as our QQ Show and QQ game portal services. In particular, the BBS and chat services offered through the portal serve as important mediums for enhancing the sense of community among our users as the content is user-generated and interactive. See "Regulation—Applications by Tencent Computer". As of April 23, 2004, we had 1,254 chat rooms and as of March 31, 2004, the peak simultaneous online user accounts in our chat rooms was 57,974. The QQ.com portal is now one of the most visited Internet portals in China. According to Alexa.com, an Internet traffic monitoring website, as of March 31, 2004, we were one of the top 20 most visited websites in the world. We plan to expand our portal to offer more diversified content and services, focusing on entertaining content and the leisure experience.

QQ Dating. As QQ.com portal is a popular meeting place for our users, it is a natural medium for online dating. QQ Dating service was launched in November 2002 and is a dating service designed around our IM platform. The QQ Dating service allows all QQ users to register their own profiles and search the profiles of other registered users in the QQ Dating database for free. However, only paying QQ Dating users are provided with the ability to contact other QQ Dating registered users. We offer tools to facilitate user contact via IM, mobile SMS and picture messaging. The monthly subscription fee for QQ Dating service is currently RMB10.00. We regularly upgrade the functionality of the QQ Dating service to ensure that it maintains its value to our customers as an effective online dating service.

QQ Alumni Club. QQ Alumni Club, launched in January 2004, aims to create more specialized communities in the QQ community targeted at different school-based alumni groups. QQ users can create groups of fellow alumni and contact other alumni through a variety of web-based and QQ software client-based tools. We intend to grow the QQ Alumni Club into a fee-based service by promoting the service as a vital medium for users to maintain connections with their fellow alumni.

QQ E-card. QQ E-card, launched in August 2003, is a service that adds a rich messaging experience to the QQ platform. Our users can select from a growing number of

E-cards and send them to their QQ contacts. Upon the target recipient receiving an E-card, the sender is notified with a QQ message confirming successful transmission. A QQ E-card may also be sent to a user's email account. QQ E-card is sold on both a subscription and per E-card basis. A monthly subscription to the QQ E-card service is priced at RMB5.00 per month. On a per item basis, a QQ E-card costs between RMB1.00 and RMB3.00.

Entertainment Services

Casual Games. The QQ casual game service was launched in August 2003 and provides board games, card games and other games of skill. See "Regulation—Applications by Tencent Computer". The number of users of this service is growing rapidly. During the 16-day period ended March 31, 2004, the number of peak simultaneous online users was 219,199, and this number has continued to grow since this date. We currently offer over 15 different casual games through the QQ game portal. The QQ casual game service allows multiple users to play games together in a highly interactive game environment. Our casual game service features a special game software client that is bundled with the QQ software client. We currently allow users to play our QQ games for free. However, for a fee, users can enter into competitions and purchase "items" that can be used to enhance game play experience. We expect to offer an increasing number of client-based and web-based casual games.

QQ Show ("Avatars"). An "avatar" is a virtual character that enhances a QQ user's online identity, presence and personality in the community. QQ avatars can be seen throughout the QQ software client, in various community sections of the QQ.com portal and in the QQ game portal. Launched commercially in March 2003, QQ Show allows users to individualize their "avatars" with fashionable virtual clothing and other items by shopping in our online shopping malls. During the period from January 24, 2004 to March 31, 2004, over 29 million of our users obtained QQ Show items. To promote the service, we offer particular QQ Show items for free, although other QQ Show items are priced typically between RMB0.50 and RMB3.00. We plan to regularly introduce new features to improve the QQ Show user experience.

Massive Multiple-Player Online Game ("MMOG"). We believe the QQ platform is well-suited for launching and promoting MMOGs because of their community orientation. Our expertise in operating China's largest IM community also provides us with the experience and technology to offer compelling MMOG user experiences. In December 2003, we began operating our first MMOG, "Sephiroth", on a commercial basis. See "Regulation—Applications by Tencent Computer". "Sephiroth" is a three-dimensional MMOG that we license from Imazic of Korea. As of March 31, 2004, users were billed at RMB0.40 per hour to play the Sephiroth game or could purchase unlimited access to the Sephiroth game by paying a monthly subscription fee of RMB45.00. We are reviewing additional MMOGs from leading game developers for potential licensing and operation in China. We have also established an in-house MMOG development team that is focused on developing our own MMOGs.

Mobile and Telecommunications Value-Added Services

Mobile and telecommunications value-added services are an important segment of our business. We pioneered mobile IM services in China with the launch of Mobile QQ in June 2000. We have been introducing and promoting value-added services by leveraging our strategic relationships with telecommunications operators in China. In addition, we promote

these services via both the QQ software client and the QQ.com portal, where users can directly purchase various content subscription packages and items. The majority of mobile data traffic in China now occurs via SMS and we expect new services such as MMS, WAP and Java downloads to grow over time. In 2003 and for the three months ended March 31, 2004, approximately 63.6% and 55.5%, respectively, of our revenues were derived from our mobile and telecommunications value-added services. As of December 31, 2003, there were approximately 13.1 million registered subscriptions for fee-based mobile and telecommunication value-added services provided directly by us or through mobile operators, but such registered subscriptions decreased to 12.8 million as of March 31, 2004 as mobile operators have been cleaning up many inactive customer accounts in recent months.

The following table sets forth our registered subscriptions for our fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators as of the dates presented:

	As of December 31,			As of March 31,	As of June 30,	As of September 30,	As of December 31,	As of March 31,
	2001	2002	2003	2003	2003	2003	2003	2004
	(in millions)							
Registered subscriptions	1.4	5.6	13.1	7.9	10.3	12.9	13.1	12.8

Mobile QQ. Mobile QQ is a mobile phone-based extension of our QQ service, that allows its users to access the QQ network via their mobile phones and communicate in real-time with other QQ users. We offer Mobile QQ on the mobile networks operated by China Mobile and China Unicom. We have also begun to offer Mobile QQ on the PHS networks of China Telecom and China Netcom. Mobile QQ currently offers some of the following functionalities:

- the ability to check the "presence" status of other QQ contacts to verify if they have logged on and are available for communication;
- the ability to send and receive instant messages between mobile phones and PC-based QQ users; and
- the ability to have profile information on other QQ users delivered to mobile phones.

The majority of our Mobile QQ users are now SMS-based and pay a monthly subscription fee of RMB4.50 to RMB5.00. Mobile QQ service is also offered over 2.5G networks in China, and can be accessed through a WAP browser or installable client software based on standards such as K-Java, Smartphone, BREW and native code.

We have arrangements with a number of subsidiaries and branch operators of China Mobile and China Unicom to pre-load Mobile QQ SMS command sets onto these mobile operators' SIM cards. Mobile QQ client software is available for download from China Mobile's WAP portal as well as from our and other WAP websites. We also work with a substantial number of handset manufacturers in China to pre-load the Mobile QQ and other client software directly into mobile handsets.

Mobile QQ was named the most popular mobile application in China during 2002 and 2003 according to a market research released by Shanghai iResearch Co., Ltd.

Mobile Chat. Mobile chat is a service that allows mobile phone users to communicate with each other through SMS using their mobile chat identification numbers instead of their mobile phone numbers. We launched our mobile chat service, "Feichang QQ Nannu", in September 2001. We currently charge a monthly fee of RMB4.00 for this service. In addition, we provide technical support to China Mobile in their offering of a similar service called 161 Mobile Chat. The monthly user fee for 161 Mobile Chat is currently set at RMB5.00, a portion of which we share with China Mobile under a co-branding arrangement.

IVR. IVR is a technology for delivering various types of audio content over a telephony voice channel. Our IVR services are currently offered on China Mobile's "Monternet" platform. One of our IVR services is a voice chat service in which QQ users can make telephone calls to other QQ users via their QQ number preceded by a short code. This provides our QQ users with the ability to mask their identity while they utilize the QQ service to develop relationships with other QQ users. In addition to voice chat, we offer an increasing range of audio content services, including information, music, jokes and games. We currently charge our IVR users a usage fee ranging from RMB0.20 to RMB1.50 per minute.

Ringback Tones. Ringback tones service allows users to stream music or other content pre-selected by the call receiver to the dialer while the latter waits for the call to be answered. We provide content for ringback tones services provided by telecommunications operators and participate in joint efforts to market these services. Users of the service pay a monthly subscription fee to the telecommunications operators. In addition, users are typically charged a fee ranging between RMB1.00 and RMB3.00 for each selected ringback tone, for which we are entitled to a share of such revenues. Telecommunications operators typically hold competitive bids to select a limited number of content providers to be ringback tones service partners in each province. We license music and other content from third parties and share a portion of our revenues with them.

Mobile Music, Image and Picture Download Services. We distribute ringtones, music-related products, images and picture content via mobile channels in formats adapted for mobile devices. We license content from various third parties that we market and distribute to our users. We offer a variety of packages and options for users to purchase our content. Individual download items generally cost between RMB0.50 and RMB2.00, and monthly packages are generally offered at RMB5.00 to RMB10.00. We plan to deliver richer multimedia content as more mobile devices supporting these features are developed and distributed in China.

Mobile News and Information Content Services. We offer a variety of mobile news and information content for distribution over mobile networks. Our mobile content services currently cover popular content areas such as news, stock and financial updates, sports, jokes, proverbs and horoscopes. These services are provided on a monthly subscription basis with monthly user fees ranging from RMB5.00 to RMB30.00.

Mobile Games. We offer a range of mobile games for use on a broad range of mobile handsets sold in China. We have licensed a variety of single player and multiplayer games based on SMS, WAP, K-Java or BREW applications from mobile game developers, and we also maintain an in-house mobile games development team. We are also building a mobile

version of our online casual game service to allow mobile phone users to play our casual games with other PC and mobile phone users.

Online Advertising

We sell advertising space on our QQ software client and websites that generate significant impressions daily. We believe that our advertising services are attractive for our advertising customers because it enables advertisers to reach our large user base that spends time in the QQ community. The QQ software client enables targeted advertisements such as "log-in flashes" and "system messages" to deliver high resolution images to the end-user's PC screen. "Log-in flashes" are displayed for several seconds after a user has logged on to the QQ network and "system messages" are advertisements that users can view selectively. We also offer special services and activities on our websites to promote our advertising customers' services and products. In addition, we have a revenue sharing agreement with Baidu for search service distribution on the Tencent Traveler browser and the QQ.com portal. We intend to further grow our online advertising business through leveraging our QQ.com portal. Online advertising accounted for approximately 4.5% of our revenues in 2003. As of December 31, 2003, over 450 advertising customers have placed advertisements on our websites.

Enterprise IM

As the Chinese economy continues to grow, we believe that China's enterprises will demand more sophisticated tools for organizing their business processes, managing communication both internally and externally, and satisfying the needs of their customers. Accordingly, we expect significant growth and demand for enterprise IM solutions in China. We have an enterprise services business unit that focuses on developing IM solutions and promoting the use of these solutions to enterprises in China. We believe that we are well-positioned to enter this market as we are able to leverage our significant technical expertise in developing and operating our large scale QQ IM network.

At the core of our enterprise business is our RTX software package, an IM solution tailored to the specific needs of Chinese enterprises. RTX is a client-server IM service package that allows an enterprise to operate and manage its own internal IM network on its local area or wide area network and enables its internal RTX network to interoperate with other RTX networks, our QQ network, and mobile networks through our gateways. We sell RTX throughout China via a network of national, regional and local distributors and resellers. We price RTX competitively to maximize our market share in this early stage of market development. We also have strategic relationships with IBM, UFSoft, Kingsoft and Kingdee in which we market, bundle or distribute RTX with their products in China. Currently, our RTX clients include China Mobile, China Telecom, TCL Corporation and PRC subsidiaries of The Coca Cola Company. As of March 31, 2004, there were over 14,900 active RTX servers connected to Tencent Computer's public IM network.

Licensing

We license our trademarks from time to time to increase our brand recognition and further penetrate the consumer market in China. We leverage off-line arrangements such as licensing and co-branding to strengthen our brand by building an increasingly stronger

relationship with our QQ users, integrating QQ into our users' daily lives, and attracting new users to the QQ community. Our trademark licensing consists of two key elements:

Q-Gen products and retail shops. We have licensed our popular QQ Penguin and QQ brands to DLH, whereby DLH designs and oversees manufacturing and distribution of numerous QQ branded products such as apparel, watches and other fashionable consumer goods. These licensed products are then sold throughout the national chain of over 190 Q-Gen outlets, as of December 31, 2003, franchised or managed by DLH.

Co-branded QQ products. We have also from time to time licensed our QQ brand directly to manufacturers of various products, including electronic and consumer goods products such as PCs, PC peripherals such as web cameras and storage devices, mobile phones, and beverages. Our trademarks have also appeared along with trademarks of other corporate entities for joint marketing and co-branding initiatives.

SALES AND MARKETING

We believe that the large number of active QQ users in our community in itself is a key driver of our user growth as many Internet users in China seek to join an established and vibrant online community. Our users also form a large potential customer base for our value-added services. We market our value-added services to them primarily via our QQ platform and QQ.com portal. In the QQ community, "word of mouth" is an important driver for the adoption of value-added services as positive feedback from users can be quickly communicated via IM, chat rooms and BBS postings. In addition, we also conduct offline marketing and promotion activities.

We also promote our value-added services through joint marketing with telecommunication operators and device manufacturers. Our large user base is attractive to the network operators and device manufacturers with whom we cooperate. We believe that by working closely with these operators and manufacturers, we can stimulate demand for our own services as well as drive higher network traffic and demand for more sophisticated devices.

We sell and market our services and products throughout China. Our sales and marketing efforts are supported by a network of regional offices. Through these offices, we maintain day-to-day contact with telecommunications operators, provide on-the-ground support to these operators, and execute joint-marketing initiatives for the local market. As of March 31, 2004, we had a total of 60 employees in our regional sales and marketing offices.

We market our online advertising services from our head office in Shenzhen (for Southern China) and our offices in Beijing and Shanghai (for Northern China and Eastern China, respectively). We work closely with advertising agencies and other distribution partners to sell advertising and provide marketing solutions to our customers. We market RTX via a network of national, regional and local distributors and resellers as well as through our dedicated website, rtx.tencent.com.

BILLING AND REVENUE COLLECTION

We bill and collect revenues for our value-added services principally through four channels: mobile operators, fixed line operators, pre-paid cards and our e-Sales system.

Mobile Operators

Due to the relatively low penetration rate of credit cards in China, a significant number of our Internet and mobile value-added users pay for our services through their mobile operators. Accordingly, we work closely with both China Mobile and China Unicom to develop value-added services to attract new subscribers to their platforms and to increase data traffic on their networks, and in return we utilize their billing and collection platforms to collect fees. Substantially all of the fees for our mobile value-added services and a majority of the fees for our Internet value-added services are separately settled and collected for us by the 29 affiliates of China Mobile and 15 affiliates or branches of China Unicom.

China Mobile and China Unicom collect the fees for our services from their customers and pass such fees to us after withholding their portion of the fees and, other than for co-branded services, an "imbalance fee" that results from the number of SMS or MMS messages sent from the Internet to mobile phones exceeding the number of SMS or MMS messages sent from mobile phones to the Internet. We generally share with China Mobile and China Unicom 12% to 15% of the fees collected from customers. China Mobile and China Unicom generally charge between RMB0.04 and RMB0.08 per SMS message and between RMB0.20 and RMB0.25 per MMS message for the imbalance fee.

The following table sets forth the typical terms of revenue sharing arrangements with China Mobile and China Unicom as of March 31, 2004.

	Portion of fees shared with operator	Imbalance fee per message
China Mobile(1):		
SMS	15%	RMB 0.05-RMB 0.08
MMS	15%	RMB 0.20-RMB 0.25
China Unicom(2)	12%	RMB 0.04-RMB 0.08

Notes:

(1) Other than the fees relating to co-branded services, the amount of fees that we share with China Mobile range from 9% to 15%. However, we have generally shared with China Mobile 15% of the fees, before the adjustments for imbalance transmission fees.

(2) The amount of fees that we share with China Unicom generally range from 12% to 20%. However, in a majority of our contracts, we have shared with China Unicom 12% of the fees, before the adjustments for imbalance transmission fees.

On a periodic basis, we confirm with each mobile operator the subscription information and the data transmission volume between our network gateway and the operator's network gateway. Each subsidiary or branch operator of China Mobile and China Unicom will also provide us with a summary on a monthly basis as to the net fees payable to us by the subsidiary or branch operator, as the case may be. The level of detail and timing of summaries vary among the subsidiaries and branch operators. We also receive information on customer payment status and coordinate with the mobile operators for final billing and collection of revenues.

See "Risk Factors — Risks Related to Our Business — Our revenues will be adversely impacted if mobile or other telecommunications operators refuse to pay, or delay payment of, fees to Tencent Computer and Shiji Kaixuan".

Fixed Line Telecommunications Network Operators

We also bill for our services via the broadband and IVR platforms of the fixed line telecommunications network operators, China Telecom and China Netcom. China Telecom has developed, and China Netcom is developing, its own data service billing platform for its respective broadband services. We anticipate that these platforms will provide us with effective channels to bill users of our services and products, particularly given the growth in broadband users in China. According to CNNIC, there were 17 million broadband users in China as of December 31, 2003, an increase of 77.6% from December 31, 2002.

We also work with the IVR departments of both China Telecom and China Netcom to sell QQ Coins that are used within our QQ platform to purchase our various online value-added services. Fixed line users can call special phone numbers and agree to add credits, in the form of QQ Coins, to their QQ user accounts. These QQ Coins can be used to purchase a wide range of our value-added services. These users are billed for these QQ Coins on their monthly telephone statements.

China Telecom and China Netcom have also begun to build out their data services over their PHS networks. We have begun to provide value-added services over their PHS networks and will continue to as they are introduced and expanded to deliver our value-added services. For example, we have already begun to provide Mobile QQ services over a number of these PHS networks and will expand our presence as the infrastructure is enabled by the operators.

See "Risk Factors — Risks Related to Our Business - Our revenues will be adversely impacted if mobile or other telecommunications operators refuse to pay, or delay payment of, fees to Tencent Computer and Shiji Kaixuan".

Prepaid Cards

We also collect revenues through the sale of prepaid cards. These prepaid cards are sold at retail outlets and are used to purchase our fee-based services. These prepaid cards provide users with credit that can be used to purchase our value-added services. We also have entered into contractual arrangements with Junnet for the distribution of prepaid cards for time usage on our "Sephiroth" MMOG service.

e-Sales Systems via Banking Networks

We have arrangements with Internet cafes and other retailers across China to sell QQ Coins and usage credit for our "Sephiroth" MMOG service through an e-Sales platform. Under the e-Sales platform, Internet cafes and other retailers purchase QQ Coins and usage credit in bulk at a wholesale rate from us via bank transfers, and then re-sell them to users at the local retail outlet. We do not offer any refunds after the QQ Coins and usage credit are sold to retailers. The e-Sales platform is an efficient way to sell our services to our customers because they can access our services immediately at the retailer's premises, and no physical distribution of prepaid cards is required.

STRATEGIC RELATIONSHIPS

We are focused on enriching our value-added services and expanding the networks over which we deliver these services. We maintain strategic relationships with telecommunications operators and device manufacturers in the telecommunications industry in China. In addition, while we develop a significant number of our services and products through in-house development teams, we also license content from an increasing number of third parties.

Relationships with Telecommunications Operators

We have strategic and complementary relationships with the telecommunications operators in China as our large user base and innovative applications create new demand for, and increase traffic on, telecommunications networks. We believe that this is particularly relevant in the case of China's emerging broadband and mobile networks. We currently have strategic relationships with China Mobile, China Unicom, China Telecom and China Netcom. See "—Our Strengths" and "—Billing Systems and Revenue Collection". These relationships are important to us and we expect to maintain and further develop them.

Relationships with Device Manufacturers

We endeavor to work with major manufacturers of network connected terminal devices. We believe that cooperation with device manufacturers is mutually important and beneficial. Device manufacturers assist in the distribution of our services by making our client software and applications readily available on the devices they manufacture. At the same time, our applications create market demand for more sophisticated devices capable of supporting and interfacing with our applications. We currently have relationships with 13 mobile phone manufacturers, including, among others, Motorola, Nokia and TCL. We work with these manufacturers to pre-load our QQ client software on the advanced mobile phones, and we frequently conduct joint marketing activities and cooperate to customize the QQ client software with their various wireless handset environments. PDA manufacturers such as Lenovo and Samsung, PC peripheral device manufacturers such as Logitech, and PC manufacturers such as Start also pre-loaded our client software or conducted joint marketing activities with us.

Relationships with Content Providers

Our relationships with content providers are important to us as we strive to expand our value-added services. The goal of our content partnerships is to provide our users with a broad offering of attractive content and applications available. We have relationships with a number of content providers including mobile and portal content providers, music content providers and game and application providers, and we expect to further grow these relationships.

Strategic Acquisitions

To date, we have grown our business organically without making any acquisitions. Going forward, we intend to explore strategic acquisitions of companies, assets, and

technologies that are complementary to our existing business and can be integrated into our service platforms. Our primary objective in engaging in mergers or acquisitions in the future would be to expand and broaden our services for our large and growing customer base.

COMPETITION

The market for Internet and telecommunications value-added services in China is highly competitive and competition is expected to increase continuously. Accordingly, we expect to face competition from a number of fronts. As the industry is relatively new and is rapidly evolving, the basis of competition may frequently shift, offering opportunities for new competitors to enter our markets. We also believe that as we continue to expand our business scope, we will encounter new competitors and competitive environments in which we have less operating experience. In addition, as China opens its telecommunications value-added services market to foreign investors, we may face increased competition from international competitors that may establish joint venture companies with local companies to provide services based on the foreign investors' technology and experience developed in overseas markets. Many of our existing competitors, as well as a number of new potential competitors, have significantly greater financial, technical and marketing resources than us.

Our main competitors in the overall Internet and telecommunications value-added services market in China are local Internet portals such as Sina.com, Sohu.com, Netease.com and Tom.com. We compete directly with these portals to provide comprehensive Internet and telecommunications value-added services to Chinese consumers. In addition to these horizontal portals, other competitors in the China IM market include Microsoft, Yahoo and AOL. These IM competitors have substantial brand recognition and large user bases outside China, and may leverage such strengths to increase their market position in the China market. Some of the telecommunications operators may also bundle their own IM services with the basic telecommunications services they offer, further increasing the level of competition in the market. In the area of mobile and telecommunications value-added services, we also face competition from a large number of competitors that provide an expanding range of value-added services. We believe that the key areas of competition in mobile value-added services and products are currently mobile content and mobile games, and that our primary competitors in these areas will continue to be the local Internet portals. In the online entertainment market, we also have a number of specialized competitors. In the online casual games market, we compete with Ourgames.net, Chinagames.net and Bian Feng, among others. We also compete with Shanda, The9 and Guangtong, among others, in the MMOG market. The enterprise IM market in China is in an early stage of development. Microsoft, AOL and Yahoo may enter the enterprise market in China, as they have launched enterprise IM products in the United States. Alibaba.com has recently begun to market a public IM service to its business customers via its portal. Enterprise software companies in China may also provide IM functionality in their products in the future.

We believe the principal competitive factors in our business include size of user base, community cohesiveness and interactivity, brand recognition, technology, understanding of and tailoring to user needs, and pricing. We aim to compete by strengthening our leadership in the China IM and value-added services market through continuous innovation of our

technologies and services and focusing on delivering services of value to our target customers in China. With our large user community, our ability to deliver innovative services and products to our user base, our strong brand recognition within China and our operating experience in dealing with Chinese consumers specifically, we believe we are well positioned to compete. In the enterprise IM market, we believe that we are one of the first players in China with a commercialized enterprise IM solution that can be hosted, maintained and operated by enterprises on their own internal data networks. Our experience in operating China's largest scale IM network and the ability for our enterprise solutions to integrate with our public QQ IM network provide us with unique advantages for competing in the enterprise IM space.

See the section entitled "Risk Factors - Risks Related to Our Business - We operate in a very competitive market".

INTELLECTUAL PROPERTY AND LICENSES

Our Intellectual Property

We regard our copyrights, trademarks and other intellectual property as critical to our success. We rely primarily on a combination of trademark, copyright, trade secret and other intellectual property-related laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all proprietary and other confidential information relating to our customers, methods, technology, business practices and trade secrets during their employment with us and for three years after the termination of their employment. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property.

Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in the Internet and telecommunications-related industries are uncertain and still evolving. Infringement and misappropriation of our intellectual property could materially harm our business. The Group was not involved in any material litigation to enforce its intellectual property rights during the years 2001, 2002 and 2003. The Group was, however, involved as an applicant or opposing party in several administrative actions involving trademark disputes. For a further discussion of these administrative actions, see the section entitled " —Legal Proceedings".

We have registered the domain names "www.qq.com" and "www.tencent.com" with Internet Corporation for Assigned Names and Numbers and the domain names "www.tencent.com.cn" and "www.rtx.com.cn" with CNNIC, a domain name registration organization in the PRC. In addition to these domain names, we have registered over 110 domain names with various domain name registration services.

Our "QQ (stylized)" mark and the "penguin" device and many associated marks have been registered as trademarks in various classes in the PRC. We have also registered our "QQ (stylized)" mark and the "penguin" device in various classes in Hong Kong, Taiwan and

Japan. We have also registered "Q-GEN" as a trademark in the PRC. In addition, a series of "QQ" marks and the "penguin" device have also been registered as copyrighted artworks in the PRC. We have also filed trademark applications for "QQ (stylized)" and the "penguin" device in Singapore, Thailand, the United States, Indonesia, South Korea, and South Africa and in additional classes in Taiwan and Japan. These trademark applications are currently being processed in the relevant jurisdictions.

We have filed over 30 patent applications for a number of Internet, mobile and IM-related technologies in the PRC and the United States. These patent applications are currently being processed.

We have independently developed the key software used in our business and have registered a number of these software copyrights.

Our Licensing Arrangements

We have licensed the Q-GEN brand to DLH and the QQ brand to manufacturers of various electronic products. See "—Services and Products – Licensing".

We have also entered into licensing arrangements whereby we receive licenses from numerous content and applications providers.

RESEARCH AND DEVELOPMENT

We believe that our ability to develop IM technology, Internet, mobile and online entertainment applications has been a key factor in the success of our business. To maintain and enhance our leadership position, we will need to continue to invest in research and development in order to enhance our services and products.

As of March 31, 2004, our research and development team consisted of over 220 development and technical staff members focused in the areas of IM, enterprise IM, mobile applications and Internet value-added service applications.

Our self-developed technologies include IM technology, mobile IM technology, enterprise IM technology and other interactive technologies. We also license some services and technology from third parties such as database technology and audio/video codec technology. We will continue to develop our core technologies in-house and when required, license technology from third parties.

NETWORK INFRASTRUCTURE

Our network infrastructure is built to satisfy the requirements of our operations and to support the growth of our business. Our network infrastructure is administered by our network operations group, which includes more than 20 full-time engineers who handle system and hardware operation and maintenance. As of March 31, 2004, our online services were accessible through more than 1,800 network servers located in Shenzhen, Shanghai and Beijing, the majority of which were located in Shenzhen. Our systems are designed for scalability and reliability to support growth in our user base. We lease over eight Gigabits of

bandwidth from China Netcom and China Telecom to connect to the national Internet backbone, and also lease dedicated lines from various mobile operators to connect to their networks. Our hardware platform includes Compaq (HP) DL380, Compaq (HP) DL580 servers, PowerLeader PT2300 servers and PowerLeader PT2300 G2 servers. We use commonly used third-party operating systems and software for our services, web server support and database server support. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations. We believe that we can expand our network facilities and broadband capacity to meet the Group's currently planned expansion during 2004. While we believe that the Group's network infrastructure and maintenance will likely prevent network interruption resulting from computer viruses, there remains a possibility that computer viruses could result in delays or interruptions on our network. For a further discussion, see the section entitled "Risk Factors—Unexpected network interruption caused by system failures or computer viruses may reduce visitor traffic, reduce revenues and harm our reputation". The Group's network infrastructure did not experience any material network interruption, as a result of computer viruses or other reasons, during the years 2001, 2002 and 2003.

CUSTOMER SERVICE AND TECHNOLOGY SUPPORT

We place a high priority on providing our customers with a consistently high quality of service and support. Our call centers, located in Shenzhen, provide customer service 24 hours a day, seven days a week. Our call centers handle general product and service inquiries, billing questions and technical support issues. We also have customer service representatives performing other tasks such as loading new customer information into our databases.

As of March 31, 2004, we employed as well as sourced from temporary employment agencies more than 190 customer service representatives.

SUPPLIERS AND CUSTOMERS

Our largest supplier for each of the three years ended December 31, 2003 accounted for approximately 30%, 24% and 15% of our purchases during those periods, respectively. Our five largest suppliers for each of the three years ended December 31, 2003 accounted for approximately 85%, 64% and 59% of our purchases during those periods, respectively. Purchases mainly include bandwidth leasing and server custody arrangements, content licensing and fixed asset purchases. See "Risk Factors—Risks Related to our Business—The failure of telecommunications network operators to provide us with bandwidth and server custody and of our suppliers to provide content as expected could hurt our business."

The credit terms provided by our suppliers generally range from payment upon delivery to 60 days credit. We typically settle our outstanding vendor invoices within 30 days from the date of the invoices in order to maintain good relationship with our vendors. As a result, we did not have any trade payable balances at the end of each of the three years ended December 31, 2003.

Our largest customer for each of the three years ended December 31, 2003 accounted for approximately 17%, 15% and 12% of our revenues during these periods, respectively. Our five largest customers for each of the years ended December 31, 2003, accounted for

approximately 44%, 46% and 39% of our revenues during those periods. See "Risk Factors—Risks Related to our Business—Deterioration in our relationships with, or financial difficulties encountered by, major operators may hurt our business."

As of March 31, 2004, none of the Directors, their associates or any shareholders of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of our five largest customers or five largest suppliers.

EMPLOYEES

As of March 31, 2004, the Group had 700 full-time employees, of whom 36.9% work in the business operations department, 37.6% work in the technology research and development department, 12.1% work in the functional support department, 10.3% work in the information department and 3.1% work in the customer service department. As of March 31, 2004, we had 176 individuals working in our call centers that were sourced from temporary employment agencies. We consider our relationships with our employees to be good. As of March 31, 2004, of the Group's 700 full-time employees, 570 were based full-time in Shenzhen, 77 in Beijing, 52 in Shanghai, and one in Santa Clara, California.

The following table sets out the number of our full-time staff by business area as of the dates indicated:

	As of December 31			As of March 31
	2001	2002	2003	2004
Technology, research and development	26	89	217	263
Business operations	39	106	235	258
Information	11	18	67	72
Customer service	5	18	21	22
Functional support	17	35	74	85
Total	**98**	**266**	**614**	**700**

We anticipate that our headcount will reach 1,100 by the end of 2004 as we expect our business to continue to grow.

All of our management and key executives, and substantially all of our other employees, have entered into confidentiality and non-competition agreements with the Group. In addition, all of our management and key executives, and all of our other employees, have entered into employment agreements with the Group.

PROPERTIES AND FACILITIES

Our executive offices and our major operational facilities are located in Shenzhen, PRC and occupies more than 8,000 square meters under current leases, a number of which will expire in 2004. We also maintain offices in Beijing and Shanghai. We have recently signed a lease agreement with respect to the leasing of more than 20,000 square meters in Shenzhen, PRC and have relocated our principal executive offices to these new premises.

We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also maintain an office in Hong Kong and a representative office in Santa Clara, California, United States. Our representative office in the United States is used to facilitate the development of business and technology relationships between the Company and companies based in the United States. We have no other foreign offices.

We have obtained an independent valuation which values our property interests at no commercial value. See Appendix IV to this Prospectus for further details.

INSURANCE

We maintain property insurance to cover us against damage to our equipment, including our servers. We provide insurance for our employees as required by applicable law and policy in the PRC. We have not made any claims on our insurance policies as of March 31, 2004. The Directors believe that the insurance coverage of the Group is adequate to cover material property damage.

LEGAL PROCEEDINGS

We are involved as an applicant or opposing party in several administrative actions involving trademark disputes. These administrative actions only involve the right to use certain trademarks and do not involve any monetary claims for trademark infringement. The Company does not consider the trademarks that are the subject of these administrative actions as material trademarks to the Company's business. Accordingly, neither the Company nor the Directors believe that any of these disputes will result in material liabilities to the Company or substantively impair our ability to operate our business. Other than these disputes, we are not currently a party to any material litigation or administrative proceedings and are not aware of any pending or threatened litigation or administrative proceedings. In addition, during the past three years, we have not been subject to any material unresolved claim in relation to the content on our websites or in relation to infringements of third parties' proprietary rights, including trademark and copyright ownership rights.

You should read the following discussion in conjunction with the financial statements of the Company as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the three months ended March 31, 2003 and 2004, including the notes thereto, as set forth in the accountants' report included in Appendix I to this Prospectus. We have prepared the financial statements in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. However, there are no significant differences between IFRS and generally accepted accounting principles in Hong Kong with respect to the accounting policies applicable to the preparation of the financial statements of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading provider of Internet services and mobile value-added services in China, with the largest IM community in China. Our primary business activities include Internet value-added services, mobile and telecommunications value-added services and online advertising.

We launched our basic IM service in February 1999. Since then, our Internet value-added services have evolved into a variety of value-added services for the QQ community, including email, various IM service packages, entertainment and information content services, chat rooms, dating services, casual games and massive multiple-player online games. Revenues from our Internet value-added services accounted for 31.3% of our total revenues in 2003 and 40.6% of our total revenues in the three months ended March 31, 2004. Revenues from our core Internet services, including QQ Membership, QQ Xing and QQ Show, accounted for approximately 85.2% of our revenues from our Internet value-added services in 2003 and approximately 89.4% of our revenues from our Internet value-added services in the three months ended March 31, 2004.

We commercially launched our mobile IM services in China in May 2000. Since then, our mobile and telecommunications value-added services have expanded to include mobile chat, IVR services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games, and other telecommunications value-added services. Revenues from our mobile and telecommunications value-added services accounted for 63.6% of our total revenues in 2003 and 55.5% of our total revenues in the three months ended March 31, 2004. Revenues from our mobile IM service, Mobile QQ, accounted for approximately 71.1% of our revenues from our mobile and telecommunications value-added services in 2003 and approximately 47.1% of our revenues from our mobile and telecommunications value-added services in the three months ended March 31, 2004. In recent months, the growth in revenues from mobile and telecommunications value-added services has slowed due to the "cleaning up" of inactive customer accounts undertaken by mobile operators, which in turn has affected the number of subscriptions for some of our services such as Mobile QQ. The decrease in revenues from Mobile QQ, however, was offset by the launch of new services and the growth of other services.

We also offer online advertising on the space generated by our IM software client, such as log-on flashes, IM windows and system messages, and on the QQ.com portal. Revenues from online advertising accounted for 4.5% of our total revenues in 2003 and 3.2% of our total revenues in the three months ended March 31, 2004.

PRC regulations currently restrict foreign ownership of companies that provide telecommunications value-added services. Accordingly, our Internet and mobile value-added services and other telecommunications value-added services are provided by Tencent Computer under contractual arrangements with the Company and Tencent Technology. Although we do not hold any interest in Tencent Computer, our contractual arrangements with Tencent Computer allow us to consolidate its operating results for purposes of financial reporting under IFRS and the discussion in this "Financial Information" section. Shiji Kaixuan was established in January 2004 to provide value-added services, and has entered into similar contractual arrangements with the Company and Shidai Zhaoyang Technology. Accordingly, its operating results have been consolidated into our financial results for the three months ended March 31, 2004 and will continue to be consolidated into our financial results in future periods.

The Internet value-added services and mobile and telecommunications value-added services are offered through network platforms operated by third-party telecommunications operators in China. The telecommunications operators provide us access to their networks and customers, jointly market our services to their customers and are responsible for the billing and collection of fees for the services that we provide. In exchange, we share a portion of our fees with the operators. In particular, we work closely with China Mobile and China Unicom to offer many of our mobile value-added services. Substantially all of the fees for our mobile value-added services and a majority of the fees for our Internet value-added services are separately settled and collected for us by the 29 affiliates of China Mobile and 15 affiliates or branches of China Unicom.

As of March 31, 2004, we had approximately 291.3 million registered IM user accounts. During the 16-day period ended March 31, 2004, the peak number of simultaneous online user accounts was 6.1 million, the average number of daily user hours was 64.7 million and the average number of messages sent daily was 848.8 million. As of March 31, 2004, we had 7.3 million registered subscriptions for our fee-based Internet value-added services and 12.8 million registered subscriptions for fee-based mobile value-added services provided directly by us or through mobile operators. We recorded revenues of RMB735.0 million and profit for the year of RMB322.2 million for the year ended December 31, 2003, and revenues of RMB257.6 million and profit for the period of RMB107.3 million for the three months ended March 31, 2004.

Our ability to increase our profitability depends primarily on our ability to successfully increase the revenues we generate from providing our services and products without significantly increasing our costs. Our profitability is also dependent in general largely on the operating policies of telecommunications operators in China and the environment in which they operate, and in particular on our continuing cooperation with these telecommunications operators and the successful operation of our value-added services over their networks.

Because of the new and evolving nature of our value-added services and technologies and our early stage of development, we cannot assure you that our business model will prove to be successful or sustainable or that our current or future pricing levels will be sustainable. For a detailed discussion of the factors and uncertainties that may affect our business operations, see "Risk Factors — Risks Related to Our Business".

Road Map of Our Consolidated Profit and Loss Accounts

The following discussion highlights key line items in our consolidated profit and loss accounts (as to the basis on which our consolidated accounts are prepared, see "—Basis for Presentation of the Consolidated Financial Statements" below):

Revenues

We generate our revenues primarily from three major sources:

- Internet value-added services,
- mobile and telecommunications value-added services, and
- online advertising.

Internet Value-added Services. We derive our Internet value-added service revenues from services that enable communications, create communities and provide entertainment over the Internet. Specifically, we derive revenues mainly from monthly subscription fees for delivering our premium IM services, such as QQ Membership and QQ Xing, various community value-added services, such as QQ Dating and QQ E-card, and interactive entertainment, such as the QQ Show service. We also derive revenues from our online games, including MMOG and casual games, through the QQ game portal.

The majority of revenues from Internet value-added services is collected by telecommunications operators and the balance through other collection channels. For the Internet value-added services that we collect revenues through telecommunications operators, we typically enter into cooperation and revenue sharing agreements under which we share a portion of the services fees with the telecommunications operators. Under those agreements, the fees remitted to us are adjusted for fees that are not collectible from end-users and, with respect to the Internet value-added services provided through mobile operators, traffic imbalances between our network gateway and the mobile operators' network gateways. For a detailed discussion of the cooperation and revenue sharing arrangements including fees for traffic imbalances, see "— Cost of Revenues".

Customers can also purchase credits to use our various value-added services at different locations throughout China, including Internet cafes, convenience stores, supermarkets and bookstores. Customers then register their credits in our system and use the credits to play our online games and use other fee-based services. As an additional revenue collection channel for our Internet value-added services, we have developed IVR systems with China Telecom and China Netcom. The IVR systems allow customers to call specified phone numbers through fixed telephone lines and purchase credits by charging the fees to their monthly telephone bills and then use those credits for our Internet value-added services.

For a detailed discussion of how revenues from Internet value-added services are recognized in our financial statements, see "Critical Accounting Policies — Revenue Recognition — Internet Valued-added Services".

Mobile and Telecommunications Value-Added Services. The majority of our revenues is generated from our mobile and telecommunications value-added services, including mobile IM services, mobile chat services, such as 161 Mobile Chat (which is co-branded with China Mobile) and Feichang QQ Nannu, and other mobile value-added services, such as mobile IVR services, music and picture/image downloads, mobile news and information content services and mobile games. The software for our mobile applications may be pre-installed directly in users' handsets by device manufacturers, or alternatively may be downloaded by customers.

Historically, revenues from our mobile and telecommunications value-added services have been predominately derived from our mobile IM services, offered in China under the Mobile QQ brand. Although we anticipate that mobile IM services will continue to contribute to a significant portion of our mobile and telecommunications value-added service revenues, we have been able to generate new sources of revenues since 2001 by launching new mobile and telecommunications value-added services products, such as mobile chat services, mobile games and mobile music and image/picture download services and mobile IVR. Most of the revenues are collected on a monthly subscription basis, with certain portions billed on a per message basis.

We offer and deliver our mobile value-added telecommunications services in cooperation with 44 subsidiaries and branches of China Mobile and China Unicom. We typically enter into cooperation and revenue sharing agreements with these mobile operators under which we share with the mobile operators a portion of the fees for specified mobile value-added telecommunication services. Under those agreements, the amounts remitted to us are adjusted for amounts that are not collectible from end-users and traffic imbalances. For a detailed discussion of the cooperation and revenue sharing arrangements including fees for traffic imbalances, see "— Cost of Revenues". The majority of our revenues from mobile and telecommunications value-added services are collected by China Mobile and China Unicom under these arrangements and the balance through other collection channels.

On a periodic basis, we confirm with each mobile operator the subscription information and the data transmission volume between our network gateway and the operator's network gateways. Each subsidiary or branch operator of China Mobile and China Unicom will also provide us with a summary report on a monthly basis as to the net fees payable to us by the subsidiary or branch operator, as the case may be. The level of detail and timing of the summaries vary among the subsidiaries and branch operators. We also receive information on customer payment status and coordinate with the mobile operators for final billing and collection of revenues.

For a detailed discussion of how revenues from mobile and telecommunications value-added services are recognized in our financial statements, see "Critical Accounting Policies — Revenue Recognition — Mobile and Telecommunications Value-added Services".

Online Advertising. We derive all of our online advertising revenues from fees for advertisements placed on the space generated by our IM software client, such as log-on flashes, IM windows and system messages, and on the QQ.com portal.

Most of our advertising contracts are short-term contracts and are based on the actual time period that the advertisements appear on the advertising space rather than based on guaranteed minimum impressions. In general, we place advertisements and start to recognize the related revenues approximately 90 days after entering into the contract for such advertisement placement. To date, no advertisements have been provided for consideration other than cash.

For a detailed discussion of how revenues from online advertising are recognized in our financial statements, see "Critical Accounting Policies — Revenue Recognition — Online Advertising".

Other Services. Revenues from other services include sales of RTX which was commercially launched in September 2003 and revenues from trademark licensing.

Cost of Revenues

Cost of revenues consists of the direct costs for operating and offering our services and products, which consist primarily of the telecommunications operators' portion of revenues for the value-added services provided over their network platform, imbalance fees charged by the telecommunications operators, bandwidth and server custody fees, depreciation of our equipment, content costs, sales commissions and other direct costs. Staff costs that directly relate to the provision of our services and products are also included in cost of revenues.

A significant portion of our value-added services are offered through network platforms operated by third party telecommunications operators. We typically enter into cooperation and revenue sharing agreements with telecommunications operators for specific value-added services. Under those agreements, the operators provide us access to their network platforms, bill and collect the fees payable by our registered users and jointly market our value-added services to their customers. In exchange, we share with the operators a portion of the fees collected from the end-users of our value-added services. For example, with certain exceptions, we generally share with China Mobile and China Unicom 12% to 15% of the fees collected from customers of our value-added telecommunications services.

For the value-added services offered through mobile operators, in addition to their share of revenues, they also withhold and retain imbalance fees from the fees collected from end-users. Imbalance fee adjustments are made when the number of messages originating from our network platform exceeds the number of messages originating from the operator's network platform. In general, the number of messages originating from our platform exceeds the number of messages originating from mobile network platform. As a result, with certain exceptions, we are generally charged imbalance fee adjustments which are recorded as part of cost of revenues. The imbalance fees charged by China Mobile and China Unicom generally range from RMB0.04 to RMB0.08 per SMS message and from RMB0.20 to RMB0.25 per MMS message.

The amount of revenues shared with telecommunications operators for handling and fee collection commissions and network imbalance fees, all of which are inseparable and recorded as part of cost of revenues, was RMB9.6 million in 2001, RMB52.2 million in 2002, RMB164.8 million in 2003 and RMB60.7 million in the three months ended March 31, 2004.

We lease bandwidth from Internet data centers operated by network operators in China. In addition, we have network servers co-located in Internet data centers operated by network operators in China, for which we pay custody fees to such operators. These costs are recognized in full as incurred.

From time to time, we engage third parties to develop content. We also license and purchase content from third parties. This content is used across our services and products, including content for our Internet portal, online games, avatar images for the QQ Show service, ringback tones and music and image/picture content services.

We engage advertising agencies and other intermediaries to sell the advertising space generated by our IM software client, such as log-on flashes, IM windows and system messages, and the advertising space on our QQ.com portal. The commissions paid to advertising agencies and other sales intermediaries are recognized as cost of revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of costs incurred with our promotional and marketing activities, such as purchasing third-party advertising, holding product launch events, printing sales brochures and related staff, travel and entertainment costs. In recent years, our selling and marketing expenses have increased as we continue to launch and promote new services and seek to extend our brand recognition.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses that cannot be allocated to any particular line of business, such as the salary and welfare expenses related to our QQ.com portal and administrative staff, office rental, travel and entertainment expenses, consulting fees, office maintenance and other general office expenses. In addition, research and development expenses incurred in connection with basic research and development activities not directly linked to a product or service are recognized as part of general and administrative expenses.

Finance Income (Expenses)

Finance income (expenses) currently includes income derived from interest-earning assets, foreign currency exchange gains and losses and finance and borrowing costs. Until 2001, we had outstanding bank borrowings and convertible notes for which we incurred interest expenses. These interest-bearing liabilities were fully repaid or converted into share capital in 2001.

Taxation

Taxation represents only profits tax. Value-added tax on sales to third parties and business tax and related taxes are determined based on fixed percentages of our gross revenues, netted from revenues and not reflected in taxation.

Profits Tax. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, the intermediate holding companies incorporated in the British Virgin Islands are not subject to tax on income or capital gains.

Our revenues are primarily derived from our Group entities incorporated in the PRC. The Company, Tencent Technology and Shidai Zhaoyang Technology have entered into various technical and consulting service agreements and other agreements with Tencent Computer and Shiji Kaixuan, pursuant to which the Company, Tencent Technology and Shidai Zhaoyang Technology receive fees in an amount equal to the surplus cash generated by Tencent Computer and Shiji Kaixuan after taking into account Tencent Computer's and Shiji Kaixuan's forecast working capital needs, capital expenditures and other short-term anticipated expenditures.

PRC companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Tencent Computer, Tencent Technology, Shiji Kaixuan and Shidai Zhaoyang Technology, however, were all established in the Shenzhen Special Economic Zone of the PRC, and principally conduct, or will conduct, their business operations in this zone. As a result, they are, or will be, subject to the reduced EIT rate of 15% as approved by the tax authorities.

The EIT applicable to Tencent Computer is further subject to a tax holiday as a result of the application of the provisions stipulated in the tax circular, (深地税二函) *Shendishuierhan* [2002] No. 128. Specifically, Tencent Computer is exempt from EIT for the first year of profitable operations after offsetting prior years' tax losses and is entitled to a 50% reduction in its EIT for the following two years. As a result of this tax holiday, Tencent Computer was exempt from EIT in the year ended December 31, 2002, which was the first year Tencent Computer achieved profitable operations after offsetting prior years' tax losses. In the year ended December 31, 2003, a 50% reduction applied to Tencent Computer's EIT, adjusting the rate to 7.5%. The same tax holiday will apply to Tencent Computer for the year ending December 31, 2004, but will not be applicable thereafter. Shiji Kaixuan intends to apply to the relevant tax authorities for tax holidays by applying similar provisions stipulated in the tax circular, *Shendishuierhan* [2002] No. 128 which would provide an exemption from EIT for the two years ending December 31, 2005. The Company cannot assure you that Shiji Kaixuan will be able to obtain the tax holiday treatment.

Tencent Technology is recognized as a "foreign-invested enterprise with productive sales income" under the provisions stipulated in the tax circular, (深地税外函) *Shendishuiwaihan* [2003] No. 413. Specifically, Tencent Technology is exempt from EIT for its first two years of profitable operations after offsetting prior years' tax losses and is entitled to a 50% reduction in its EIT for the following three years. As a result of this tax holiday, Tencent Technology was exempt from EIT for the year ended December 31, 2003, which was the first year Tencent Technology achieved profitable operations after offsetting prior years' tax

losses. It will be exempt from EIT for the year ending December 31, 2004. Thereafter, Tencent Technology expects to benefit from a 50% reduction in EIT until the year ending December 31, 2007. Shidai Zhaoyang Technology intends to apply to the relevant tax authorities for similar tax holidays during 2004. The Company cannot assure you that Shidai Zhaoyang Technology will be able to obtain the tax holiday treatment.

Upon the expiration of our various tax holiday treatments discussed above, our taxation will increase, impacting our profit for the year.

For a detailed discussion of the risks relating to the various tax holiday treatments, see "Risk Factors—Risks Related to Our Structure—The preferential tax treatment currently enjoyed by the WFOEs, Tencent Computer and Shiji Kaixuan may be challenged or revoked in the future, and the recognition of revenues outlined in our intra-group contracts could be challenged by tax authorities".

The table below sets forth the tax rates applicable to Tencent Computer, Tencent Technology, Shiji Kaixuan and Shidai Zhaoyang Technology for the periods indicated:

	Year ended December 31,	Year ending December 31,				
	2003	2004	2005	2006	2007	2008
Tencent Computer	7.5%	7.5%	15%	15%	15%	15%
Tencent Technology	—	—	7.5	7.5	7.5	15
Shiji Kaixuan[1]	N.A.[2]	15	15	15	15	15
Shidai Zhaoyang Technology[1]	N.A.[2]	15	15	15	15	15

Notes:

(1) Shiji Kaixuan and Shidai Zhaoyang Technology intend to apply for the tax holidays described in the preceding paragraphs. If such application is approved, (a) Shiji Kaixuan will be exempt from EIT for the first two years after establishment, and (b) Shidai Zhaoyang Technology will be exempt from EIT for the first two years of profitable operations after offsetting prior years' tax losses and will be subject to a reduced rate of 7.5% for three years after that exemption period.

(2) Shiji Kaixuan and Shidai Zhaoyang Technology were established in 2004.

For a detailed discussion of the risks related to our taxation, see "Risk Factors—Risks Related to Our Structure — The preferential tax treatment currently enjoyed by the WFOEs, Tencent Computer and Shiji Kaixuan may be challenged or revoked in the future, and the recognition of revenues outlined in our intra-group contracts could be challenged by the tax authorities".

The effective tax rates for the three years ended December 31, 2001, 2002, 2003 and for the three months ended March 31, 2003, and March 31, 2004 were 0%, 2.1%, 4.7%, 3.6%, and 5.9%, respectively. For the year ended December 31, 2003 and for the three months ended March 31, 2004, a substantial portion for the profit of the Group was reported by Tencent Technology, which was exempt from EIT under the tax holiday discussed above. Income tax for the year ended December 31, 2003 and for the three months ended March 31, 2004 was mainly levied at the reported profit of Tencent Computer, which also benefited from a 50% reduction of EIT under the tax holiday discussed above, at a reduced rate of 7.5%. For the year ended December 31, 2002, a significant portion of the profit of the Group was reported by Tencent Computer, which was exempt from EIT under the tax holiday discussed above. The 2002 tax expense related to deferred tax recognized on a temporary difference arising from the Structure Contract arrangements. For the year ended December 31, 2001, a

substantial portion of the profits reported by the Group was offset by tax losses carried forward from prior years. Accordingly, no income tax was recorded.

As of December 31, 2003, we had fully utilized past years' tax losses to offset taxable profits derived from our operations and accordingly, we did not have any tax loss carryforwards.

Value-Added Tax and Related Taxes. Under PRC value-added tax ("VAT") temporary regulations, PRC companies, including Tencent Technology, Shidai Zhaoyang Technology, Tencent Computer and Shiji Kaixuan, are subject to output VAT, which is generally levied at 17% of the sales value. The output VAT is offset by the VAT paid by such PRC companies on their purchases. The PRC companies also accrue and pay city construction tax at a rate of 1%, and educational surcharge at a rate of 3%, of the net VAT amount payable. VAT and the related city construction tax and educational surcharge with respect to sales of goods are generally netted from our revenues.

VAT paid on inter-company transactions are recognized as general and administrative expenses. During the year ended December 31, 2003, two sets of software developed by Tencent Technology were transferred to Tencent Computer for an aggregate consideration of RMB185 million. VAT was levied at 17% on the consideration amounting to RMB31.5 million. Under the provisions stipulated in *Caishui* [2000] Document No. 25, which provides that the portion of VAT paid in excess of 3% on software products should be refunded, we received a tax rebate of RMB25.9 million. Accordingly, only RMB5.6 million was recorded as part of general and administrative expenses of the Group in the consolidated profit and loss account for the year ended December 31, 2003. For the three months ended March 31, 2004, net VAT of RMB2.1 million was recorded as part of general and administrative expenses on a similar basis in relation to additional software transferred from Tencent Technology to Tencent Computer for an aggregate consideration of RMB70.1 million.

Business Tax and Related Taxes. Tencent Technology, Shidai Zhaoyang Technology, Tencent Computer and Shiji Kaixuan are subject to business tax on the fee income received or receivable from the services they provide and on their income from the transfer of technology and licensing arrangements within the Group. The business tax rate varies according to the types of services, but averages around 5% for the Group to date. We intend to apply to the relevant tax authorities to reduce the business tax on some services, but cannot assure you that we will be able to obtain the reduced rate. The PRC companies also accrue and pay city construction tax at a rate of 1%, and educational surcharge at a rate of 3%, of business tax amount payable. Business tax and the related city construction tax and educational surcharge are netted from our revenues.

Basis for Presentation of the Consolidated Financial Statements

During the periods presented in the financial statements set forth in the accountants' report included in Appendix I to this Prospectus, the Company derived substantially all of its revenues under a series of contractual arrangements among the Company, Tencent Technology, which is a wholly owned subsidiary of the Company, and Tencent Computer. Under those agreements, the Company is able to recognize and receive the economic benefit of the business and operations of Tencent Computer. The agreements are designed to

provide the Company and Tencent Technology with effective control over, and (to the extent permitted by PRC law) the right to acquire the equity interests in and assets of, Tencent Computer. Based on such contractual arrangements, we have concluded that it is appropriate to consolidate the financial statements of Tencent Computer, notwithstanding the lack of share ownership, because in substance, the contractual arrangements transfer the economic risks and benefits of Tencent Computer to the Company. In January 2004, Shiji Kaixuan was established with similar contractual arrangements made with the Company.

The consolidation of Tencent Computer and Shiji Kaixuan is in compliance with the requirements under IAS 27 of IFRS, which stipulate that a subsidiary can only be consolidated by its parent when the parent has control over the subsidiary. Under the requirements, control is presumed to exist when the parent owns more than half of the voting power or when the parent has (a) power over more than one half of the voting rights by virtue of any agreement with other investors; (b) power to govern the financial and operating policies of that subsidiary under a statute or an agreement; (c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body; or (d) power to cast the majority of votes at meetings of the board of directors or equivalent government body.

The contractual arrangements under the Structure Contracts enable the Company to (a) control more than one half of the voting rights of Tencent Computer and Shiji Kaixuan; (b) govern Tencent Computer's and Shiji Kaixuan's financial and operating policies; (c) appoint or remove the majority of the members of Tencent Computer's and Shiji Kaixuan's Cooperation Committees; and (d) cast the majority of votes at meetings of such committees. These provisions have supported the consolidation of Tencent Computer and Shiji Kaixuan's by the Company under IFRS.

For a detailed discussion of the terms of, and the risks related to, the contractual arrangements, see "Our History and Structure", "Risk Factors — Risks Related to Our Structure" and "Structure Contracts" set forth in Appendix VI to this Prospectus.

In addition, upon the formation of the Company and Tencent Technology, both companies were under the control of the same shareholders of Tencent Computer in similar proportions. This was achieved via direct or indirect ownership as well as, in the case of the control over Tencent Computer, via contractual provisions. As a result, the transaction leading to the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method by recording assets and liabilities at predecessor carrying amounts. All periods are presented as if the three entities had always been combined because in management's belief it best reflects the substance of the formation.

Shiji Kaixuan was established and it commenced operations in January 2004. Shidai Zhaoyang Technology was incorporated in the PRC in January 2004 to provide technical and management consultancy services to both Tencent Computer and Shiji Kaixuan. Going forward, Tencent Technology will employ a substantial portion of our staff, hold all principal intellectual property rights and focus on the development of principal software for our operations, and Shidai Zhaoyang Technology will focus on providing technical and management consultancy services for the value-added telecommunications sector to Tencent

Computer and Shiji Kaixuan. The Company and its wholly owned subsidiaries, Tencent Technology and Shidai Zhaoyang Technology, have entered into similar contractual arrangements with Tencent Computer and Shiji Kaixuan, and therefore, the Company has consolidated the financial results of both Tencent Computer and Shiji Kaixuan for the three months ended March 31, 2004. During the three years ended December 31, 2003, Shidai Zhaoyang Technology and Shiji Kaixuan had not been established and there was no financial information presented in those financial statements.

As part of the consolidation under IFRS and for purposes of the discussion in this "Financial Information" section, we have eliminated all inter-company transactions and balances between the Company and the WFOEs, on the one hand, and Tencent Computer and Shiji Kaixuan, on the other hand, and have treated the revenues and expenses of Tencent Computer and Shiji Kaixuan as if they had been earned and incurred directly by the Company and as if the respective assets and liabilities of Tencent Computer and Shiji Kaixuan had been borne by the Company.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the financial statements set forth in the accountants' report included in Appendix I to this Prospectus, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, bad debt, investments, intangible assets, income taxes, financing operations, restructuring, pensions, share-based compensation costs and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition to the consolidation policy described in "— Basis for Presentation of the Consolidated Financial Statements" above, we believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Internet Value-added Services. We recognize revenues from Internet value-added services based on the full amount of fees charged to end-users by telecommunications operators after the operators' adjustments for uncollectibles and after deducting the applicable business tax and related taxes. In general, uncollectible fees arise due to end-users payment delinquencies and to a lesser extent due to "dropped messages", which are messages that were sent to the mobile operators' system but were not delivered to the end-users. See "— Road Map to Our Profit and Loss Accounts — Taxation — Business Tax and Related Taxes" above for a detailed discussion on the adjustments for business tax and related taxes.

We recognize revenues from Internet value-added services on an accrual basis as the services are rendered. With respect to revenues collected by the telecommunications operators on our behalf, revenues are recognized on the same basis as revenues for mobile and telecommunications value-added services described in further detail below. With respect to revenues collected from the sale of credits and through the IVR systems, revenues are deferred and recognized over the estimated consumption period on a straight-line basis.

Mobile and Telecommunications Value-added Services. We recognize mobile and telecommunications value-added services revenues based on the full amount of fees charged to end-users by mobile operators after the operators' adjustments for uncollectibles and after deducting the applicable business tax and related taxes. In general, uncollectible fees arise due to end-user payment delinquencies or "dropped messages". See "— Road Map to Our Profit and Loss Accounts — Taxation — Business Tax and Related Taxes" above for a detailed discussion of the adjustments relating to business tax and related taxes.

We recognize revenues from mobile and telecommunications value-added services on an accrual basis as the services are rendered. As noted above, we rely on information provided by mobile operators in their periodic statements for final billing, settlement and collection of revenues. For revenues not supported by statements from the mobile operators at the time of reporting our financial results, we estimate the amounts based on the number of subscriptions and the volume of data transmitted between our network gateway and the mobile operators' network gateways as confirmed with the operators. Management's estimates utilize the most recent three-month history of revenues actually derived from the operations and incorporate developing trends in customer payment delinquencies. Specifically, management estimates revenue performance based on the following factors:

- the operational raw data captured by the network gateway, which is the system capturing the transaction flows, and the server capturing the subscriber database maintained by the Group. The gateway records each single transaction processed by the mobile operators while the database maintains the number of subscribers of the Group;
- the monthly fixed subscription rates for certain services;
- the expected billable transaction volume; and
- the expected delinquency rates experienced in the recent three months.

Based on these factors, if revenues are not supported by the periodic statements received from the network operators, management estimates the amount of revenues for services rendered in a reporting period. The revenue estimation procedures are applied by management for each province or city where the Group has operations.

If actual revenues based on the statements subsequently received from the mobile operators are higher or lower than the estimated amounts, adjustments are made in revenues in the periods in which the statements are received. To date, we have not experienced any material discrepancy between the estimated revenues and actual revenues. The actual remittance to us by the mobile operators of our shares of the fees after all adjustments is typically made 30 to 90 days after services are rendered.

Online Advertising. We recognize revenues from online advertisements ratably over the period that the advertisement is displayed on our advertising space.

Business tax and related taxes payable on online advertising sales are netted from our revenues. For a detailed discussion of the business tax and related taxes, see "— Road Map of Our Consolidated Profit and Loss Accounts — Taxation — Business Tax and Related Taxes" above.

Research and Development Expenses

We generally recognize research and development expenditures as expenses as they are incurred. Costs incurred on development projects are recognized as intangible assets only when management can conclude that it is probable that the development project will be a success considering its commercial and technological feasibility and only if the cost can be measured reliably. During the periods presented in the financial statements set forth in the accountants' report included in Appendix I to this Prospectus, we have not capitalized any research and development expenses. We incurred research and development expenses of RMB26.0 million in 2003, RMB7.8 million in 2002 and RMB5.6 million in 2001, and RMB3.8 million and RMB12.6 million in the three months ended March 31, 2003 and 2004, respectively. The increase in research and development expenses during the three years ended December 31, 2003 was due to increase in headcount of personnel involved in research and development activities and the related direct operating costs such as depreciation of equipment employed in these activities.

Employee Benefits Costs Associated with Option Grants

In July 2001, the Company adopted the Pre-IPO Share Option Scheme in order to provide incentives to our employees. Under the scheme, our Board of Directors may grant options to subscribe for ordinary shares of the Company at an exercise price determined by the Board of Directors on the date of the grant. As of March 31, 2004 and the date of this Prospectus, 72,491,650 options and 72,386,370 options granted under the scheme were outstanding, respectively. Under the prevailing IFRS, there is no requirement for the Company to recognize any employee benefits costs associated with these option grants in the financial statements set forth in the accountants' report included in Appendix I to this Prospectus. However, the Company will start to account for such employee benefit costs in its financial statements for the financial year beginning January 1, 2005 under IFRS2 "Share-based payments". For a detailed discussion of the Pre-IPO Share Option Scheme, see "Pre-IPO Share Option Scheme" in Appendix VII to this Prospectus.

Consolidated Profit and Loss Accounts

The following table sets forth a summary of our audited consolidated profit and loss accounts for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

	Year ended December 31,			Three months ended March 31,	
	2001	2002	2003	2003	2004
	(RMB in thousands, except percentages)				
Revenues:					
Internet value-added services	944	40,819	229,690	33,012	104,586
Mobile and telecommunications value-added services	37,960	198,818	467,369	84,297	142,817
Online advertising	7,735	19,188	32,841	6,818	8,215
Others	2,437	4,282	5,057	866	1,935
Total revenues	49,076	263,107	734,957	124,993	257,553
Cost of revenues	(18,044)	(71,674)	(229,548)	(36,339)	(87,368)
Gross profit	31,032	191,433	505,409	88,654	170,185
Other operating (expenses)/income, net	(82)	(242)	(1,226)	36	18
Selling and marketing expenses	(4,312)	(19,437)	(55,967)	(12,313)	(23,044)
General and administrative expenses	(16,297)	(28,860)	(112,011)	(16,652)	(34,074)
Profit from operations	10,341	142,894	336,205	59,725	113,085
Finance (expenses)/income, net	(125)	871	2,004	(257)	931
Profit before tax	10,216	143,765	338,209	59,468	114,016
Taxation	—	(3,058)	(16,013)	(2,123)	(6,712)
Profit for the year/period	10,216	140,707	322,196	57,345	107,304
Margins:					
Gross profit as a percentage of revenues	63.2%	72.8%	68.8%	70.9%	66.1%
Profit from operations as a percentage of revenues	21.1	54.3	45.7	47.8	43.9
Profit for the year/period as a percentage of revenues	20.8	53.5	43.8	45.9	41.7

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues increased RMB471.9 million, or 179.4%, from RMB263.1 million in 2002 to RMB735.0 million in 2003. The following table sets forth our revenues by lines of business for the years ended December 31, 2002 and 2003:

	Year ended December 31,			
	2002		2003	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands)			
Internet value-added services	40,819	15.5%	229,690	31.3%
Mobile and telecommunications value-added services	198,818	75.6	467,369	63.6
Online advertising	19,188	7.3	32,841	4.5
Others	4,282	1.6	5,057	0.6
Total revenues	263,107	100.0%	734,957	100.0%

Revenues from our Internet value-added services increased RMB188.9 million, or 463.0%, from RMB40.8 million in 2002 to RMB229.7 million in 2003. The significant increase in revenues reflected the growth in our fee-based Internet value-added services from 1.5 million registered subscriptions as of December 31, 2002 to 6.9 million registered subscriptions as of December 31, 2003. Growth in our premium IM services, QQ Membership and QQ Xing gained momentum in 2003 through various promotional activities. As our subscriber base grew, we were also able to increase revenues from our various community services and interactive entertainment. We began charging fees for QQ Dating in December 2002.

Revenues from mobile and telecommunications value-added services increased RMB268.6 million, or 135.1%, from RMB198.8 million in 2002 to RMB467.4 million in 2003. The increase in revenues reflected the growth in fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators from 5.6 million registered subscriptions as of December 31, 2002 to 13.1 million registered subscriptions as of December 31, 2003. The rapid growth in the number of Mobile QQ subscriptions, together with growth in 161 Mobile Chat, and the expansion of our music and picture/image downloading services, contributed to the growth in revenues from mobile and telecommunications value-added services.

Revenues from online advertising increased RMB13.6 million, or 70.8%, from RMB19.2 million in 2002 to RMB32.8 million in 2003. The increase in revenues reflected our growing customer base and our increased pricing, as our IM services and QQ.com portal attracted more users. However, revenues from online advertising were lower in mid-2003 compared to the first and latter part of 2003 as the outbreak of the SARS epidemic negatively affected the general sentiment for advertising spending.

Revenues from other services increased RMB0.8 million, or 18.6%, from RMB4.3 million in 2002 to RMB5.1 million in 2003. The increase in revenues reflected sales of RTX which was commercially launched in September 2003, partially offset by a decrease in our revenues from trademark licensing as we became more selective in the licensing of our trademarks to third parties.

Cost of revenues. Cost of revenues increased RMB157.8 million, or 220.1%, from RMB71.7 million in 2002 to RMB229.5 million in 2003. The increase principally reflected the growth in telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. These costs will continue to increase as we grow our business. As a percentage of revenues, cost of revenues increased from 27.2% in 2002 to 31.2% in 2003.

The following table sets forth our cost of revenues by lines of business for the years ended December 31, 2002 and 2003:

	Year ended December 31,			
	2002		2003	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands)			
Internet value-added services	14,848	36.4%	75,489	32.9%
Mobile and telecommunications value-added services	49,856	25.1	141,916	30.4
Online advertising	6,970	36.3	10,499	32.0
Others	—	—	1,644	32.5
Total cost of revenues	71,674		229,548	

Cost of revenues for our Internet value-added services increased RMB60.7 million, or 410.1%, from RMB14.8 million in 2002 to RMB75.5 million in 2003. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel increased. Moreover, imbalance fees to mobile operators increased as the increased usage of Internet value-added services offered through mobile operators created a larger traffic imbalance and the rate of imbalance fees charged by a number of mobile operators increased. As our subscriber base for and number of, Internet value-added services increased, we also had to increase the number of employees responsible for operating those services. In addition, we started to license a MMOG from a third party and increased the amount of content purchased for our QQ.com portal. As a percentage of revenues generated from the same segment, cost of revenues decreased from 36.4% for 2002 to 32.9% for 2003 primarily as a result of the proportionately higher growth in revenues in 2003.

Cost of revenues for our mobile and telecommunications value-added services increased RMB92.0 million, or 184.4%, from RMB49.9 million in 2002 to RMB141.9 million in 2003. The amount of fees retained by mobile operators for their share of revenues and imbalance fees increased generally in line with the growth in our revenues from the services provided through those operators. As a percentage of revenues generated from the same segment, cost of revenues increased from 25.1% for 2002 to 30.4% for 2003 mainly due to the increased number of development and technical staff in 2003 to commercialize and launch a number of new services and to further improve our existing services.

Cost of revenues for online advertising increased RMB3.5 million, or 50.0%, from RMB7.0 million in 2002 to RMB10.5 million in 2003. The increase mainly reflects the increased rate of sales commissions paid to advertising agencies as competition increased to obtain advertising contracts and the increased sales volume. In addition, staff costs for our online advertising increased as we retained more development and technical staff to support our online advertising business. As a percentage of revenues generated from the same segment, however, cost of revenues decreased from 36.3% for 2002 to 32.0% for 2003 mainly due to the proportionately higher growth in revenues in 2003.

Cost of revenues for our other businesses in 2003 included mainly costs associated with the commercialization of and the sales and support staff associated with RTX, which we began selling in September 2003.

Other operating expenses. Other operating expenses increased RMB1.0 million, or 500%, from RMB0.2 million in 2002 to RMB1.2 million in 2003. In 2003, we recognized a loss of RMB1.0 million on the disposal of certain fixed assets.

Selling and marketing expenses. Selling and marketing expenses increased RMB36.6 million, or 188.7%, from RMB19.4 million in 2002 to RMB56.0 million in 2003. The increase principally reflected increases in promotional and advertising activities and related staff costs as we launched a larger number of products and services and sought to further enhance our market presence during 2003. As a percentage of revenues, selling and marketing expenses increased from 7.4% in 2002 to 7.6% in 2003 mainly because promotional and advertising expenses and related staff expenses increased faster than the growth of our revenues.

General and administrative expenses. General and administrative expenses increased RMB83.1 million, or 287.5%, from RMB28.9 million in 2002 to RMB112.0 million in 2003. The increase reflected the increase in research and development expenses from RMB7.8 million in 2002 to RMB26.0 million in 2003 as a result of an increase in the number of research and development staff. Our research and development activities in 2003 primarily focused on developing new technologies, services and products, such as Tencent Messenger, QQ Mail, online and mobile games, and RTX, and improving the IM platform to support a richer and more secure and efficient user experience. In addition, costs relating to technical personnel supporting our overall business, which are accounted for as part of research and development expenses, increased as our business expanded in 2003.

Staff costs also increased as we increased the number of our general and administrative staff, as well as staff relating to our redesign and launch of the QQ.com portal in 2003. We also incurred expenses in connection with the renovations to our Beijing and Shenzhen offices and advisory fees in connection with our reorganization and preparation to become a publicly-held company. In 2003, we recorded RMB 5.6 million for net VAT paid on inter-company software sales.

As a percentage of revenues, general and administrative expenses increased from 11.0% in 2002 to 15.2% in 2003, primarily because staff costs and research and development expenses grew faster than the growth in revenues and the incurrence of a higher level of office maintenance expenses at our previous office space in Shenzhen and consultancy expenses and VAT on inter-company software sales in 2003. See "— Road Map of Our Consolidated Profit and Loss Accounts —Taxation —Value Tax and Related Tax."

Finance income. Net finance income increased RMB1.1 million, or 122.2%, from RMB0.9 million in 2002 to RMB2.0 million in 2003. The increase principally reflected an increase in interest income of RMB1.6 million attributable to higher levels of cash being deposited in banks. The increase in interest income was partially offset by a RMB0.4 million increase in net exchange losses in 2003.

Profit before tax. As a result of the factors described above, profit before tax increased RMB194.4 million, or 135.2%, from RMB143.8 million in 2002 to RMB338.2 million in 2003. As a percentage of revenues, profit before tax decreased from 54.6% in 2002 to 46.0% in 2003, mainly because selling and marketing expenses as well as general and administrative expenses increased faster than the growth in our revenues.

Taxation. We recorded profit taxes of RMB16.0 million in 2003 compared to RMB3.1 million in 2002. Profit taxes in 2002 were lower due to the application of prior years' tax losses. For a detailed discussion of our tax holidays, see "— Road Map of Our Consolidated Profit and Loss Accounts — Taxation — Profits Tax" above.

Profit for the year. As a result of the factors discussed above, profit for the year increased RMB181.5 million, or 129.0%, from RMB140.7 million in 2002 to RMB322.2 million in 2003. As a percentage of revenues, profit for the year decreased from 53.5% in 2002 to 43.8% in 2003 primarily as a result of a higher proportional increase in expenses in 2003 as discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. Revenues increased RMB214.0 million, or 435.8%, from RMB49.1 million in 2001 to RMB263.1 million in 2002. The following table sets forth our revenues by lines of business for the years ended December 31, 2001 and 2002:

	Year ended December 31,			
	2001		2002	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands)			
Internet value-added services	944	1.9%	40,819	15.5%
Mobile and telecommunications value-added services	37,960	77.3	198,818	75.6
Online advertising	7,735	15.8	19,188	7.3
Others	2,437	5.0	4,282	1.6
Total revenues	49,076	100.0%	263,107	100.0%

Revenues from Internet value-added services increased RMB39.9 million, or 4,433.3%, from RMB0.9 million in 2001 to RMB40.8 million in 2002. We increased our revenues in 2002 as we started to charge fees for our IM services in March 2002. In 2001, revenues from Internet value-added services were mostly activation fees for the basic online accounts.

Revenues from mobile and telecommunications value-added services increased RMB160.8 million, or 423.2%, from RMB38.0 million in 2001 to RMB198.8 million in 2002. The increase reflected the significant growth in fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators from 1.4 million registered subscriptions as of December 31, 2001 to 5.6 million registered subscriptions as of December 31, 2002. In addition, we began recognizing revenues from our Feichang QQ Nannu mobile chat services in December 2001 and from our mobile content services in February 2002.

Revenues from online advertising increased RMB11.5 million, or 149.4%, from RMB7.7 million in 2001 to RMB19.2 million in 2002. Our revenues from online advertising increased in 2002 due to the increased number of contracts and increased advertising service pricing.

Revenues from other services increased RMB1.9 million, or 79.2%, from RMB2.4 million in 2001 to RMB4.3 million in 2002. The increase reflected a considerable increase in our revenues from licensing our trademarks to consumer product manufacturers.

Cost of revenues. Cost of revenues increased RMB53.7 million, or 298.3%, from RMB18.0 million in 2001 to RMB71.7 million in 2002. As a percentage of revenues, cost of revenues decreased from 36.8% in 2001 to 27.2% in 2002 as our revenues grew significantly in 2002.

The following table sets forth our cost of revenues by lines of business for the years ended December 31, 2001 and 2002:

	Year ended December 31,			
	2001		2002	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands)			
Internet value-added services	4,223	447.4%	14,848	36.4%
Mobile and telecommunications value-added services	10,801	28.5	49,856	25.1
Online advertising	3,020	39.0	6,970	36.3
Total cost of revenues	18,044		71,674	

Cost of revenues for our Internet value-added services increased RMB10.6 million, or 252.4%, from RMB4.2 million in 2001 to RMB14.8 million in 2002, as we started the commercial operations of our Internet value-added services in 2002. Cost of revenues for our Internet value-added services in 2001 was mostly incurred in connection with the trial phase of our Internet value-added services and products.

Cost of revenues for our mobile and telecommunications value-added services increased RMB39.1 million, or 362.0%, from RMB10.8 million in 2001 to RMB49.9 million in 2002. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees, which in turn increased in line with the growth in our revenues from the services provided through those operators. As a percentage of revenues generated from the same segment, cost of revenues decreased from 28.5% for 2001 to 25.1% for 2002 mainly due to the proportionately higher growth of revenues in 2002.

Cost of revenues for online advertising increased RMB4.0 million, or 133.3%, from RMB3.0 million in 2001 to RMB7.0 million in 2002. The increase reflected the overall growth in our advertising sales and the increased advertising agency commissions paid to third parties as we entered into contracts with larger corporate accounts, for which we generally pay higher commission rates. In addition, staff costs for our online advertising increased as we recruited more development and technical staff to support our online advertising business. As a percentage of revenues generated from the same segment, however, cost of revenues decreased from 39.0% for 2001 to 36.3% for 2002 mainly due to proportionately higher growth of revenues in 2002.

Other operating expenses. Other operating expenses increased RMB0.1 million, or 100.0%, from RMB0.1 million in 2001 to RMB0.2 million in 2002.

Selling and marketing expenses. Selling and marketing expenses increased RMB15.1 million, or 351.2%, from RMB4.3 million in 2001 to RMB19.4 million in 2002. The increase

principally reflected our increased promotion and advertising efforts in 2002 to further establish the Tencent and QQ brand among consumers and also our increased marketing activities as we launched several new services in 2002. As a percentage of revenues, selling and marketing expenses decreased from 8.8% in 2001 to 7.4% in 2002 due to the proportionately higher growth of our revenues in 2002.

General and administrative expenses. General and administrative expenses increased RMB12.6 million, or 77.3%, from RMB16.3 million in 2001 to RMB28.9 million in 2002. The increase principally reflected increased consulting fees, office lease expenses and staff costs to support our business expansion in 2002. Our communications costs and travel and entertainment costs also increased as we expanded our businesses.

We spent RMB7.8 million in 2002 compared to RMB5.6 million in 2001 on research and development activities. Most of our research and development efforts in 2002 focused on further development of our core IM technologies and the development of the RTX software.

As a percentage of revenues, general and administrative expenses decreased from 33.2% in 2001 to 11.0% in 2002 due to the proportionately higher growth of our net revenues in 2002.

Finance (expenses)/income, net. We recorded net finance income of RMB0.9 million in 2002 compared to net finance expenses of RMB0.1 million in 2001. The improvement was principally due to the repayment of short-term bank loans in January 2001 and the conversion of convertible notes in June 2001 for which we incurred an aggregate interest expense of RMB0.6 million in 2001 and also reflected an increase in interest income of RMB0.5 million attributable to higher levels of cash being deposited in banks. The improvement in net interest income was partially offset by a net exchange loss of RMB31,000 for 2002 compared to a net exchange gain of RMB0.1 million for 2001.

Profit before tax. Profit before tax increased RMB133.6 million, or 1,309.8%, from RMB10.2 million in 2001 to RMB143.8 million in 2002. The increase principally reflected the increase in revenues.

Taxation. In 2001, we did not incur any profits taxes as a result of utilizing previous years' tax losses. In 2002, the provision for taxation was mainly for deferred tax liabilities of RMB3.1 million for the additional tax liabilities of the Company in connection with the payments to be made from Tencent Computer to Tencent Technology pursuant to the Structure Contracts, which payments were subsequently made in 2003. See "— Road Map of Our Consolidated Profit and Loss Accounts — Taxation — Profits Tax" above for a detailed discussion of the various tax holidays applicable to us.

Profit for the year. As a result of the various factors discussed above, profit for the year increased RMB130.5 million, or 1,279.4%, from RMB10.2 million in 2001 to RMB140.7 million in 2002. As a percentage of revenues, profit for the year increased from 20.8% in 2001 to 53.5% in 2002 primarily as a result of a higher proportional increase in revenues in 2002 as discussed above.

Consolidated Quarterly Results of Operations

The following table sets forth our consolidated quarterly results of operations for each of the five quarters ended March 31, 2004. We believe such consolidated quarterly results of operations may be useful for investors to understand the most recent trends of our business and operations. The consolidated quarterly results of operations for the three months ended March 31, 2003 and 2004 are derived from our audited consolidated financial statements set forth in the accountants' report included in Appendix I to this Prospectus. The historical quarterly results of operations for the three quarters ended June 30, September 30 and December 31, 2003 are unaudited. We believe that the unaudited historical quarterly results of operations have been prepared on the same basis as the audited consolidated financial statements set forth in the accountants' report included in Appendix I to this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the consolidated quarterly results of operations. Our results of operations have varied and will continue to vary from quarter to quarter and therefore are not necessarily indicative of our results of operations for the full year or for any future period. Please see the section entitled "Risk Factors". You should read the consolidated quarterly results of operations together with our audited consolidated financial statements and the notes thereto included in the accountants' report included in Appendix I to this Prospectus.

	Three months ended				
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(audited)	(unaudited)	(unaudited)	(unaudited)	(audited)
			(RMB in thousands)		
Revenues:					
Internet value-added services	33,012	47,898	70,608	78,172	104,586
Mobile and telecommunications value-added services	84,297	115,086	125,798	142,188	142,817
Online advertising	6,818	8,529	7,720	9,774	8,215
Others	866	646	1,931	1,614	1,935
Total revenues	124,993	172,159	206,057	231,748	257,553
Cost of revenues	(36,339)	(51,437)	(66,978)	(74,794)	(87,368)
Gross profit	88,654	120,722	139,079	156,954	170,185
Other operating profit/(losses), net	36	(1,182)	35	(115)	18
Selling and marketing expenses	(12,313)	(10,970)	(15,255)	(17,429)	(23,044)
General and administrative expenses	(16,652)	(22,502)	(32,384)	(40,473)	(34,074)
Profit from operations	59,725	86,068	91,475	98,937	113,085
Finance (expenses)/income, net	(257)	494	1,196	571	931
Profit before tax	59,468	86,562	92,671	99,508	114,016
Taxation	(2,123)	(4,342)	(4,531)	(5,017)	(6,712)
Profit for the period	57,345	82,220	88,140	94,491	107,304

Our present intention is to make voluntary disclosure of our unaudited quarterly results following the Listing.

Three Months Ended March 31, 2004 (Audited) Compared to Three Months Ended March 31, 2003 (Audited)

Revenues. Revenues increased RMB132.6 million, or 106.1%, from RMB125.0 million in the three months ended March 31, 2003 to RMB257.6 million in the three months ended March 31, 2004.

Revenues from our Internet value-added services increased RMB71.6 million, or 217.0%, from RMB33.0 million in the three months ended March 31, 2003 to RMB104.6 million in the three months ended March 31, 2004. The significant increase in revenues reflected the growth in our fee-based Internet value-added services from 3.5 million registered subscriptions as of March 31, 2003 to 7.3 million registered subscriptions as of March 31, 2004. Growth in our premium IM services, QQ Membership and QQ Xing, increased significantly in the second half of 2003 through various promotional activities and enhanced functionalities. As our subscriber base grew, we were also able to increase revenues from fees for new services, including QQ Show, E-Cards and MMOG after the first quarter of 2003.

Revenues from mobile and telecommunications value-added services increased RMB58.5 million, or 69.4%, from RMB84.3 million in the three months ended March 31, 2003 to RMB142.8 million in the three months ended March 31, 2004. The increase in revenues reflected the growth in fee-based mobile and telecommunications value-added services provided directly by us or through mobile operators from 7.9 million registered subscriptions as of March 31, 2003 to 12.8 million registered subscriptions as of March 31, 2004. Growth of 161 Mobile Chat and the expansion of our music and picture/image downloading services also contributed to the increase in revenues from mobile and telecommunications value-added services.

Revenues from online advertising increased RMB1.4 million, or 20.6%, from RMB6.8 million in the three months ended March 31, 2003 to RMB8.2 million in the three months ended March 31, 2004. The increase in revenues primarily reflected the increase in pricing of advertisements.

Revenues from other services increased RMB1.0 million, or 111.1%, from RMB0.9 million in the three months ended March 31, 2003 to RMB1.9 million in the three months ended March 31, 2004. The increase in revenues reflected sales of RTX which was commercially launched in September 2003 and the increase in our revenues from trademark licensing income.

Cost of revenues. Cost of revenues increased RMB51.1 million, or 140.8%, from RMB36.3 million in the three months ended March 31, 2003 to RMB87.4 million in the three months ended March 31, 2004. The increase principally reflected the increases in telecommunications operators' revenue share and imbalance fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 29.1% in the three months ended March 31, 2003 to 33.9% in the three months ended March 31, 2004 as certain services with higher revenue shares for telecommunications operators contributed to a larger portion of our product mix.

Selling and marketing expenses. Selling and marketing expenses increased RMB10.7 million, or 87.0%, from RMB12.3 million for the three months ended March 31, 2003 to

RMB23.0 million for the three months ended March 31, 2004. The increase principally reflected increases in promotional and advertising activities and related staff costs as we had more products and services to promote. As a percentage of revenues, selling and marketing expenses decreased from 9.9% in the three months ended March 31, 2003 to 8.9% in the three months ended March 31, 2004, mainly due to the faster growth in revenues than the increases in selling and marketing expenses.

General and administrative expenses. General and administrative expenses increased RMB17.4 million, or 104.2%, from RMB16.7 million for the three months ended March 31, 2003 to RMB34.1 million for the three months ended March 31, 2004. The increase reflected the increase in research and development expenses from RMB3.8 million for the three months ended March 31, 2003 to RMB12.5 million for the three months ended March 31, 2004 as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff costs also increased as a result of a higher number of staff and salary increases. In the three months ended March 31, 2004, we recorded RMB2.1 million for net VAT paid on inter-company software sales.

Taxation. We recorded profit taxes of RMB6.7 million in the three months ended March 31, 2004 compared to RMB2.1 million in the three months ended March 31, 2003. For a detailed discussion of our tax holidays, see "—Road Map of Our Consolidated Profit and Loss Accounts—Taxation—Profits Tax" above.

Profit for the period. As a result of the factors discussed above, profit for the period increased RMB50.0 million, or 87.3%, from RMB57.3 million for the three months ended March 31, 2003 to RMB107.3 million for the three months ended March 31, 2004. As a percentage of revenues, profit for the period decreased from 45.9% for the three months ended March 31, 2003 to 41.7% for the three months ended March 31, 2004 primarily as a result of a higher proportional increase in cost of revenues in the three months ended March 31, 2004 as discussed above.

Liquidity and Capital Resources

On a consolidated basis, we currently fund our operations primarily from operating cash flow. Our cash requirements relate primarily to:

- our working capital requirements, such as staff costs, bandwidth leasing and server custody fees, sales and marketing expenses, research and development, and
- costs associated with the expansion of our business, such as the purchase of servers.

We had cash and cash equivalents of RMB329.3 million as of March 31, 2004, RMB325.6 million as of December 31, 2003, RMB45.3 million as of December 31, 2002 and RMB39.7 million as of December 31, 2001.

In the opinion of our Directors, the working capital available to our Group is sufficient for its present requirements, that is for at least the next 12 months from the date of this Prospectus. In addition, we believe the contractual arrangements provide for sufficient

transfer of funds to satisfy the working capital needs of the Company; the WFOEs, Tencent Computer and Shiji Kaixuan on a non-consolidated basis.

Since the Company's establishment, Tencent Computer has endeavored to transfer to Tencent Technology all of its surplus cash after taking into account its forecast working capital needs, capital expenditures and other short-term anticipated expenditures. These payments have been made as fees paid to the Company under various consultancy services contracts and as payments made to Tencent Technology under several software sales contracts. Tencent Computer has never made any cash distributions or distributions in kind of its profits to its shareholders.

In early 2004, each of Tencent Computer and Shiji Kaixuan entered into various domain name and trademark licenses, software sales and consultancy services contracts with the Company and the WFOEs. These contracts are designed to facilitate the payment to the Company and the WFOEs of the surplus cash generated by each of Tencent Computer and Shiji Kaixuan after taking into account Tencent Computer's and Shiji Kaixuan's forecast working capital needs, capital expenditures and other short-term anticipated expenditures. Tencent Computer and Shiji Kaixuan will make payments under these contracts primarily to Tencent Technology and Shidai Zhaoyang Technology. These payments made by Tencent Computer and Shiji Kaixuan will constitute most of the income of the Tencent Technology and Shidai Zhaoyang Technology. Each of Tencent Technology and Shidai Zhaoyang Technology may pay this income, after deduction of expenses and taxes, as dividends to its sole shareholder, which is a wholly owned subsidiary of the Company.

The ratio of current assets to current liabilities was 6.1 times as of March 31, 2004, 4.7 times as of the end of 2003, 13.8 times as of the end of 2002 and 2.8 times as of the end of 2001. The ratio as of the end of 2002 was higher than that as of the end of 2001 due to the relatively high level of term deposits and cash and cash equivalents balances maintained by the Group as of December 31, 2002, reflecting the positive cash flow generated from improved operating results during 2002. Although current assets, including cash and cash equivalents, continued to increase in 2003 and in the three months ended March 31, 2004, current liabilities also increased significantly, reflecting the increased scale of operations of the Group and the ratio of current assets to current liabilities as of the end of 2003 and as of March 31, 2004 decreased as compared to that as of the end of 2002.

The debtor turnover days, which are calculated by the amount of accounts receivable at the end of the period/year divided by the amount of revenues for the period/year multiplied by the number of days in the period, were 63 days in 2001, 82 days in 2002, 50 days in 2003 and 47 days in the three months ended March 31, 2004. The mobile operators generally make payments to the Group 30 to 90 days after services were rendered, which turnover period is considered normal for the type of transactions conducted by the Group in the PRC. The turnover ratio for 2002 was comparatively higher than 2001 and 2003 and the three months ended March 31, 2004 as the Group expanded its services to certain cities and provinces of the PRC in cooperation with the local subsidiaries and branches of the mobile operators in these areas in 2002. The Group had to incur relatively longer time to reconcile the payments with these operators which had led to a relatively longer turnover period than in 2001, 2003 and in the three-month period ended March 31, 2004.

Cash Flow

The following table sets forth our cash flow information for the three years ended December 31, 2003 and for the three months ended March 31, 2003 and 2004:

	Year ended December 31,			Three months ended March 31,	
	2001	2002	2003	2003	2004
	(RMB in thousands)				
Net cash generated from operating activities	20,756	91,759	352,409	47,707	57,288
Net cash used in investment activities	(11,061)	(95,147)	(23,888)	(3,422)	(26,570)
Net cash generated from/(used in) financing activities	8,119	8,919	(48,189)	(10,334)	(26,972)
Cash and cash equivalents at beginning of year/ period	21,909	39,723	45,254	45,254	325,586
Cash and cash equivalents at end of year/period	39,723	45,254	325,586	79,205	329,332

The increase in cash generated from operating activities in 2003 compared to 2002 primarily reflected increased profit for the year and an increase in other payables and accruals and other taxes payable, partially offset by an increase in accounts receivable.

Our accounts receivable have steadily increased in 2002 and 2003, primarily due to an increase in our revenues. The increase in taxes payable in 2003 was due to the profits tax provision on taxable profits of Tencent Technology and business tax and VAT payable on revenues derived by Tencent Technology and Tencent Computer. The increase in other payables and accruals in 2003 was due to increased provision made for staff costs and related welfare expenses and general and administrative expenses. On the other hand, we did not have any trade payable balances as of December 31, 2001, 2002 and 2003 and March 31, 2004 as we settled our outstanding balances before each year-end.

Cash used in investing activities in 2002 and 2003 reflect the purchase of a large amount of computer equipment in connection with the expansion of our business in each of those two years. In 2002, our cash used in investing activities was also affected by our deposit of cash in term deposits with initial terms of over three months, which are categorized as investments because of the longer maturity of the deposits. Those deposits were made as part of our cash management program, and in 2003 a portion of those deposits were moved to current deposit accounts.

We used RMB48.2 million of cash in financing activities in 2003 compared to cash generated from financing activities of RMB8.9 million in 2002 and RMB8.1 million in 2001. In 2003, the Company applied RMB37.9 million to redeem ordinary shares from certain of our shareholders and paid dividends of RMB10.3 million to shareholders. Cash generated from financing activities for 2001 and 2002 reflected the receipt of consideration of RMB8.9 million each year for the issuance of ordinary shares. Cash generated from the issuance of ordinary shares in 2001, however, was partially offset by the repayment of short-term bank loans of RMB0.8 million in January 2001.

As of March 31, 2004, we had a RMB17.7 million contractual commitment to acquire fixed assets. We spent approximately RMB50.8 million for the year ended December 31, 2003 and RMB13.3 million for the three months ended March 31, 2004 for computer

hardware and software. As our business grows, we plan to spend approximately RMB72.1 million in 2004 towards purchases of additional computer hardware and software in order to accommodate the expected increase in the use of our IM services and the traffic on our websites.

As of March 31, 2004, we had lease commitments for office rentals of RMB15.4 million payable within one year and RMB31.7 million payable after one year and within five years. In December 2003, we signed a three-year lease for new office space in Shenzhen, which has been reflected in the lease commitment amounts as of March 31, 2004. We moved to the new office space in May 2004 and we plan to terminate our previous lease commitment in Shenzhen but do not expect to incur any material expense in connection with the termination. In addition, we currently expect leasehold improvements amounting to approximately RMB13.4 million to be made for the new office space in 2004.

As of March 31, 2004, we had commitments for bandwidth leasing of RMB52.1 million.

Except as indicated above, we do not have any other material commitments.

Shareholders' Equity

As of March 31, 2004, our consolidated shareholders' equity was RMB550.3 million.

As of December 31, 2001, the amount of shareholders' equity reported at the Company-only level was higher than the amount reported for our consolidated accounts, including Tencent Technology and Tencent Computer. However, the Company concluded that it was not necessary to make provisions for impairment loss against the investment and current account amounts maintained with these two companies by the Company as of December 31, 2001. The core operations of the Group have been substantially undertaken by these two companies for the three years ended December 31, 2003 and the three months ended March 31, 2004, from which the economic benefits of the whole Group are derived. As a result, the Company does not expect to encounter any recoverability problem associated with the balances.

Net Current Assets as at the Latest Practicable Date

As of April 30, 2004, the consolidated net current assets of the Group were approximately RMB496 million. The key components include cash and cash equivalents of approximately RMB348 million, term deposits with initial term of over three months of approximately RMB43 million, prepayments, deposits and other receivables of approximately RMB63 million, and accounts receivable of approximately RMB129 million, net of other payables and accruals of approximately RMB80 million and income and other taxes payable of approximately RMB7 million. The term deposits were placed with banks for earning interest income from surplus cash retained by the Group. In the opinion of our Directors, the working capital available to our Group is sufficient for its present requirements, that is for at least the next 12 months from the date of this Prospectus. Although we have not approved any specific plans, we intend to use our cash and cash equivalents and term deposits to pursue and finance new strategic initiatives and to organically grow and expand the existing business. To

the extent that we do not use our cash and cash equivalents and term deposits for such purposes, we will continue to hold the unused amounts or distribute them to Shareholders.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our income and operating cash flow are substantially independent of changes in market interest rate. We currently do not have any interest-bearing borrowings. Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by our excess cash invested in short-term money market accounts and certificates of deposit. We have not used interest rate swaps to hedge our exposure because we consider our interest rate risk to be minimal. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Exchange Risk

As substantially all of our revenues and most of our expenses are denominated in Renminbi, to date, we have not had any material foreign exchange gains or losses in connection with our operations. A large portion of our cash, however, is held in deposits denominated in U.S. dollars in order to facilitate remittance of funds outside of the PRC. We held cash in bank and short-term deposits of RMB128.9 million and RMB75.7 million denominated in U.S. dollars as of December 31, 2003 and March 31, 2004, respectively, and such U.S. dollar denominated deposits incurred an exchange loss of RMB0.4 million and an exchange gain of RMB0.1 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. We have not used any forward contracts, currency borrowings or other means to hedge our exposure because we consider our foreign currency exchange risk to be minimal. However, we may experience economic loss as a result of any foreign currency exchange rate fluctuations in connection with our operations or our deposits.

INDEBTEDNESS STATEMENT

As of the close of business on April 30, 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the publication of this Prospectus, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities, borrowings or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments or other material contingent liabilities.

CONTINGENT LIABILITY STATEMENT

As at the close of business on April 30, 2004, being the latest practicable date for the purpose of this contingent liability statement prior to the publication of this Prospectus, we did not have any material contingent liabilities or guarantees.

PROFIT FORECAST FOR THE YEAR ENDING DECEMBER 31, 2004

We forecast that, on the bases and assumptions set out in Appendix II to this Prospectus and in the absence of unforeseen circumstances, our consolidated profit attributable to shareholders for the year ending December 31, 2004 will not be less than RMB444 million. The profit forecast of the Group has been prepared by Directors based on the audited accounts of the Group for the three-month period from January 1, 2004 to March 31, 2004, the unaudited management accounts of the Group for the month of April, 2004 and the forecast results of the Group for the remaining eight-month period from May 1, 2004 to December 31, 2004. At present, we are not aware of, nor do we expect, any extraordinary items which have arisen or are likely to arise in respect of the forecast period.

Please refer to Appendix II of the Prospectus for details.

PROSPECTIVE 2004 BASIC EARNINGS PER SHARE

On the basis of the above profit forecast and assuming a weighted average number of 1,680,641,260 Shares expected to be issued and outstanding during 2004 (assuming the Offering had taken place on January 1, 2004, the Over-allotment Option and the options granted under Pre-IPO Share Option Scheme are not exercised, and taking no account of options which may be granted under the Share Option Scheme), our prospective earnings per Share is approximately RMB0.26/HK$0.25 for the year ending December 31, 2004.

DIVIDENDS AND DIVIDEND POLICY

In January 2003, the Board of Directors declared and the Company paid a dividend in the aggregate amount equal to RMB10.3 million, or equal to RMB0.008 per ordinary share (post share-splits). In addition, in January 2004, the Board of Directors declared and the Company paid a dividend in the aggregate amount equal to RMB28.9 million, or equal to RMB0.023 per ordinary share (post-share splits). The Company has not declared any dividends in the past three years and the three months ended March 31, 2004 other than the dividends described above.

The Company currently intends to pay annual cash dividends of not less than 10% of our consolidated profit attributable to shareholders for the applicable year. However, the determination to pay such dividends will be made at the discretion of our Board of Directors and will be based upon our earnings, cash flow, financial condition, capital requirements, statutory fund reserve requirements and any other conditions that our Board of Directors deems relevant. The payment of dividends may be limited by legal restrictions and by financing agreements that we may enter into in the future.

DISTRIBUTABLE RESERVES

The Company's distributable reserves consist of the share premium, capital reserve and retained earnings. Under the Companies Law, the share premium account is distributable to the Shareholders if immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As of March 31, 2004, the Company, on a non-consolidated basis, had RMB113.8 million in reserves available for distribution to Shareholders.

NO MATERIAL ADVERSE CHANGE

We confirm that there is no material adverse change in our financial or trading position since March 31, 2004 (being the date to which our latest consolidated financial results were prepared as set forth in the accountants' report in Appendix I to this Prospectus).

UNAUDITED PRO FORMA NET TANGIBLE ASSETS

The following statement of unaudited pro forma net tangible assets of the Group is based on the audited consolidated net assets of the Group as at March 31, 2004, as shown in the accountants' report, the text of which is set out in Appendix I to this Prospectus, and adjusted as follows:

	Audited net tangible assets of the Group as at March 31, 2004	Estimated net proceeds from the Offering	Unaudited pro forma net tangible assets	Unaudited pro forma net tangible assets per Share	
		(Note 1)		(Note 2)	
	RMB'000	RMB'000	RMB'000	RMB	HK$
Based on an Offer Price of HK$2.77 per Share . . .	550,326	1,134,720	1,685,046	1.00	0.95
Based on an Offer Price of HK$3.70 per Share . . .	550,326	1,532,347	2,082,673	1.24	1.17

Notes:

(1) The estimated net proceeds from the Offering are based on the Offer Price of HK$2.77/HK$3.70 per Share, after deduction of the underwriting fees and other related expenses payable by the Company. No account has been taken of the Shares which may be issued pursuant to any exercise of Over-allotment Option or pursuant to any exercise of options which have been granted under the Pre-IPO Share Option Scheme or which may be granted under the Share Option Scheme. If the Over-allotment Option is exercised in full, the pro forma adjusted net tangible asset value per Share will be increased.

(2) The unaudited pro forma net tangible asset value per Share is arrived at after the adjustments referred to in the preceding paragraph and on the basis that 1,680,641,260 Shares are in issue and that the Over-allotment Option is not exercised.

DISCLOSURE REQUIRED UNDER THE LISTING RULES

We have confirmed that as of April 30, 2004, we are not aware of any circumstance that would give rise to a disclosure requirement under Rules 13.11 to 13.22 of Chapter 13 of the Listing Rules.

FUTURE PLANS AND PROSPECTS

See the section of this Prospectus entitled "Business – Our Strategies" for a detailed description of our future plans.

USE OF PROCEEDS

The net proceeds to us from the Offering (after deduction of underwriting fees and commissions and estimated expenses payable by us in relation to the Offering, assuming the Over-allotment Option is not exercised and assuming an offer price of HK$3.235 per Share, being the mid-point of the estimated offer price range of HK$2.77 to HK$3.70 per Share) are estimated to be approximately HK$1,258 million (and HK$1,454 million, if the Over-allotment Option is exercised in full).

We have not currently identified any specific use of proceeds and have not approved any specific plans. We may use the net proceeds from the Offering to pursue and finance new strategic initiatives and to organically grow and expand the existing business. Assuming we receive the estimated net proceeds of approximately HK$1,258 million described above, we may allocate:

- around HK$818 million to pursue and finance new strategic initiatives that are complementary to our current businesses in the real-time communications, entertainment and Internet sectors generally, including potential future strategic acquisitions of third-party technology developers and/or service providers in areas such as:
  - real-time communications, including core IM and related value-added services, such as video streaming, voice-over-IP (VoIP) and interactive voice response (IVR) technologies and services, wireless value-added services, such as wireless presence and voice dialog technologies and services for mobile data networks (often referred to as "push-to-talk") and mobile location-based service technologies, and enterprise real-time collaboration technologies and applications;
  - entertainment, including casual games, mobile games, massive multiplayer online role play games (often referred to as "MMORPG") and real-time strategy (often referred to as "RTS") games that would enhance our IM-enabled QQ game portal, and other value-added service content;
  - the Internet sector with a focus on, among other things, building online social networking communities and online vertical information websites, and with a focus on expanding our online advertising business, which may include acquisitions of business advertising ranking technologies; and
  - other businesses complementary and synergetic to our core IM business, such as IM-enabled C2C and B2C platforms that can take advantage of our large, active online user base;

- around HK$252 million to organically grow and expand the existing business, including:
  - around HK$63 million for further development of current technology and service offerings, including our IM technologies, audio and video functionalities and RTX;
  - around HK$63 million for development of new technology and service offerings, such as an advanced online platform to distribute multimedia content and an improved game platform for future online games;
  - around HK$63 million for licensing additional images, music, games, video and other content from third parties;
  - around HK$63 million for funding capital expenditures to improve our billing and settlement systems, customer call and e-support centers and other customer care centers, and other business support systems; and
- the remaining portion of the net proceeds from the Offering to fund working capital and other general corporate purposes.

The additional net proceeds of approximately HK$196 million that we would receive if the Over-allotment Option is exercised in full may be used as additional working capital.

The possible allocation of use of proceeds outlined above may change in light of our evolving business needs and conditions and management requirements. Our business operations and the industry in which we operate are evolving rapidly and could cause significant and rapid changes to our strategies and business plans. Accordingly, the actual application of the net proceeds may change. As new business opportunities arise or circumstances change, we may reallocate all or part of the net proceeds from the Offering to other business plans or new projects. If the actual application of the net proceeds materially changes from the possible allocation outlined above, we will make announcements and annual report disclosure.

To the extent that the net proceeds of the Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institutions or held in other treasury instruments. See "Financial Information—Cash Flow" for a discussion of our previous cash management program.

So far as our Directors are aware, immediately following the Offering and assuming the Over-allotment Option is not exercised, the beneficial interests of Shareholders having an interest of 5% or more of the issued Share capital of the Company which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO once the Shares are listed on the Stock Exchange are as follows:

Name	Number of Shares	Percentage of Shares[4]
MIH	630,240,380	37.50
Naspers Limited[1]	630,240,380	37.50
MIH (BVI) Limited[1]	630,240,380	37.50
MIH Holdings Limited[1]	630,240,380	37.50
MIH Investments (Pty) Ltd[1]	630,240,380	37.50
Advance Data Services Limited[2]	242,483,080	14.43
Ma Huateng[2]	242,483,080	14.43
Best Update International Limited[3]	108,085,530	6.43
Zhang Zhidong[3]	108,085,530	6.43

Notes:

(1) As MIH is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd will be deemed to be interested in the same block of 630,240,380 Shares, representing approximately 37.50%, under Part XV of the SFO.

(2) As Advance Data Services Limited is wholly owned by Ma Huateng, Ma Huateng will be deemed to be interested in the same block of 242,483,080 Shares, representing approximately 14.43%, under Part XV of the SFO.

(3) As Best Update International Limited is wholly owned by Zhang Zhidong, Zhang Zhidong will be deemed to be interested in the same block of 108,085,530 Shares, representing approximately 6.43%, under Part XV of the SFO.

(4) Without taking into account any exercise of the Over-allotment Option.

Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of the Company.

The Company's Shareholders immediately prior to the Offering comprise the 12 Founders and MIH. The 12 Founders each holds Shares in the Company and in aggregate hold 50% of its Share capital, and MIH holds the remaining 50%. Each of the 12 Founders and MIH will not reduce their number of Shares immediately after or as a result of the Offering. Ma Huateng, one of our executive Directors, will hold 14.43% of the Company's issued Share capital (assuming the Over-allotment Option is not exercised) and MIH will hold 37.50% of the Company's issued Share capital (assuming the Over-allotment Option is not exercised). See the section of this Prospectus entitled "Risk Factors—Risks Related to Our Structure—The Company's current Shareholders, whose interest may be different from that of the public Shareholders, will have certain influence over the adoption of Shareholder resolutions after the Offering".

RELATIONSHIP BETWEEN THE FOUNDERS AND MIH

On April 20, 2004, each Founder and MIH entered into an amended and restated agreement (the "Shareholders' Agreement"), pursuant to which they agree to exercise their rights as Shareholders with regard to certain matters as set forth below.

Each Founder and MIH will vote their Shares so that the Board and any board of directors of a subsidiary in which the Company holds more than half of the equity interests (the "Equity Controlled Subsidiaries") will have an equal number of directors nominated by the Founders and MIH, respectively. They will also take all necessary action within their respective authority to ensure that the Directors so nominated constitute the majority of the Board and the sole directors of each Equity Controlled Subsidiary.

Each Founder and MIH agree that the Founders will nominate the Chief Executive Officer of the Company, and MIH will nominate the Chief Financial Officer of the Company.

Each Founder and MIH further agree to amend the Articles to provide that all Shareholders' resolutions of the Company, and all directors' resolutions of the Company and the Equity Controlled Subsidiaries must be adopted by a 75% majority of the Shareholders' or directors (as the case may be) present and voting at the relevant general meeting or board meeting. This amendment will remain in effect for a three-year period after the adoption of the relevant amendment to the Articles by the Company on March 24, 2004 (the "Adoption Date") and will automatically cease to have any further effect on the third anniversary of the Adoption Date. See also the section entitled "Summary of the Constitution of the Company and Cayman Islands Company Law" in Appendix V to this Prospectus.

The Shareholders' Agreement will expire on the third anniversary of the Adoption Date and can be terminated earlier by the Founders if MIH ceases to hold at least 15% of the Company's Share capital, or by MIH if the Founders cease to hold in aggregate at least 15% of the Company's Share capital.

NASPERS AND MIH

MIH is wholly owned by Naspers Limited through its wholly owned intermediate holding companies, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd. Naspers Limited is listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market.

Naspers Limited is a multinational media group that conducts its activities through subsidiaries, joint ventures and associated companies, with its principal operations in pay-television and Internet platforms, print media, book publishing, private education and technology markets. The MIH group is a multinational provider of entertainment, interactive and e-media services with operations spanning over 50 countries delivering media services to consumers via television and the Internet. The MIH's group activities are focused on subscriber platforms providing television and Internet services to over two million paying subscribers in Africa, the Mediterranean and Asia.

The MIH group has an 87.66% interest in Sportscn, which focuses on sports related content and offers sports results and prediction services to subscribers through various distribution channels, including pagers, mobile telephones, PDAs and PCs. The senior management team of Sportscn does not consist of any individuals that are senior managers within the Group. While Antonie Andries Roux, our non-executive Director, serves on the board of directors of Sportscn, the Company believes that there is a clear delineation of business, operations, target customers and management between Sportscn and the Group. The local partners of Sportscn are different from the Founders and the Group, and more importantly, the business focus of Sportscn is currently limited to providing score information to a limited scope of sports enthusiasts, while the Group has a much broader audience and a broad range of content services. Accordingly, other than an overlap in relation to the provision of sports content, which we believe is an immaterial portion of our business based on the fact that the Group recorded net revenue of approximately RMB400,000 in 2003 from its cooperation with Sportscn (representing less than 0.06% of the Group's total revenue in 2003), we are satisfied that in view of the different management teams, the different local partners, the different focus of the two businesses and the different segments of the markets that they target, the business of Sportscn does not, and is not likely to, compete with our business.

We provide services to, obtain services from, and enter into transactions with MIH. All of these relationships and transactions are conducted on an arm's length basis and either on normal commercial terms or on terms that are fair and reasonable so far as our Shareholders are concerned, and in each case are conducted within relevant regulatory requirements. The Group and MIH will not enter into a non-competition deed. Two of our Directors, Antonie Andries Roux and Charles St Leger Searle, are also directors of MIH.

RELATIONSHIP WITH MIH

We have entered into three agreements with MIH or its affiliates. The Company licenses know-how to MIH for use in territories outside China. Entriq, an MIH affiliate, licenses software to Tencent Computer, and Sportscn develops a co-branded SMS channel with Tencent Technology. None of these agreements did, or is expected to, result in significant revenues or costs to the Group. See the section entitled "—Connected Transactions". On the basis of the discussions above, we believe that we are capable of carrying on our business independently of MIH and its associates. Other than as disclosed in this Section "Relationship with Our Shareholders", MIH and the Directors are not interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

EXEMPT CONTINUING CONNECTED TRANSACTIONS

On completion of the Offering, we will have the following continuing connected transactions:

A. Current Contracts

(a) License Agreement

On June 27, 2002, the Company, as licensor, and MIH, as licensee, entered into a license agreement (superseding a license agreement entered into on September 28, 2001) pursuant to which the Company granted to MIH and its affiliates a sole and exclusive license to use in Indonesia, Thailand, Greece, Cyprus and South Africa specific proprietary technology and intellectual property belonging to us.

The technology that is the subject of the license comprises of all technology developed by or on our behalf to allow for the implementation of a separate and independent IM service in each of the licensed territories, including the right to use all improvements, modifications, enhancements or adaptations which we may develop in the future.

In consideration for the license from and related implementation, support and maintenance obligations of the Company, MIH and its affiliates which use the licensed technology to conduct IM services must pay to the Company an amount equal to 40% of all gross revenues received by MIH and its relevant affiliates which are specifically and directly attributable to the provision of IM services to non-enterprise users. These terms were negotiated on an arm's length basis on normal commercial terms.

On June 24, 2003, the Company and MIH entered into a supplemental agreement to the License Agreement pursuant to which the Company granted to MIH and the MIH operators a sole and exclusive license to use specific trademarks and other intellectual property when carrying on the Internet-related business referred to in the license agreement. MIH and its affiliates have not generated any revenues from the provision of the services up to March 31, 2004. The license agreement has a term of fifteen years.

On June 18, 2003, the Company, as licensor, and Mweb (Thailand) Limited, an affiliate of MIH, entered into an agreement pursuant to which Mweb (Thailand) Limited agreed to pay the Company a fee per use for any licensed mobile downloaded images at the rate of 3.0 Baht per SMS message and 4.5 Baht per MMS message. No fee has been payable by Mweb (Thailand) Limited up to March 31, 2004.

(b) Cooperation Agreement

On January 1, 2003, Tencent Technology and Sportscn, an affiliate of MIH, entered into an agreement pursuant to which they agreed to cooperate to develop a co-branded SMS channel. Tencent Technology is entitled to 40% of the revenues generated and Sportscn is entitled to receive the remaining 60%. This agreement has a one-year term which is automatically renewable unless terminated by either party. These terms were negotiated on an arm's length basis on normal commercial terms.

For the year ended December 31, 2003, we paid to Sportscn approximately RMB587,000 pursuant to the terms of the Cooperation Agreement.

(c) Entriq Customer License Agreement

On March 11, 2004, Tencent Computer and Entriq, Inc, an affiliate of MIH, entered into a three-year agreement pursuant to which Entriq, Inc licensed to Tencent Computer the right to use certain services and software to distribute content to authorized end users in the PRC utilizing the Entriq media authorization network. Tencent Computer undertakes to pay fees to Entriq for content licensed by Entriq to Tencent Computer and content relationships developed and maintained by Entriq for Tencent Computer; the fees are calculated as variable portions of the net revenue received by Tencent Computer from the distribution of the content. Also, Entriq undertakes to pay a fee to Tencent Computer for Tencent Computer's mediation of business between Entriq and content providers in the PRC; the fee is equal to 10% of Entriq's net revenues generated from services as a direct result of Tencent Computer's introduction. The Company estimates that net revenue which Tencent Computer will derive from the agreement will be approximately US$30,000 for the period ending December 31, 2004. No amount has been payable under the agreement up to March 31, 2004. These terms were negotiated on an arm's length basis on normal commercial terms.

The License Agreement, the Cooperation Agreement and the Entriq Customer Licence Agreement described above will constitute "continuing connected transactions" for the Company under the Listing Rules once the Shares are listed on the Stock Exchange. Under Rule 14A.33(3) of the Listing Rules, a continuing connected transaction on normal commercial terms where: (i) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 0.1%; or (ii) each of the percentage ratios (other than the profits ratio) is on an annual basis equal to or more than 0.1% but less than 2.5% and the annual consideration is less than HK$1,000,000, will be exempt from the reporting, announcement and independent shareholder approval requirements contained in Chapter 14A of the Listing Rules. Since the expected annual total consideration under each of the above agreements falls within the limits set out above and is expected to continue to do so in the foreseeable future, these transactions are exempt continuing connected transactions under Rule 14A.33(3). Should the amount of consideration payable by the Group in respect of any of these transactions exceed the limits set forth the above, the transactions under the relevant arrangement will be subject to the applicable reporting, announcement and independent shareholder approval requirements contained in Chapter 14A of the Listing Rules.

In the opinion of the Company's Directors, each of the above agreements is on normal commercial terms. As there is a lack of market benchmarks in China and the other jurisdictions in which the technology is licensed, in concluding that the connected transactions referred to above are on normal commercial terms, the Directors have taken into account: (i) the cost of providing the relevant technology, intellectual property or services to the connected party; (ii) the cost incurred by the connected counterparty in commercializing the relevant technology, intellectual property or services and (iii) the market rates charged by other providers for similar technology, intellectual property or services in a number of countries.

B. Non-Current Contracts

In 2002 and 2003, under the contracts described in detail in the next paragraph, we paid consultancy fees to companies wholly owned by the Core Founders, including our two executive Directors, in the aggregate amounts of US$235,000 (equivalent to approximately

RMB1,943,000) and US$705,000 (equivalent to approximately RMB5,828,000), respectively. We have discontinued these consultancy arrangements.

The Company entered into consultancy contracts with Fat Yue Holdings Limited, a company owned by one of the Core Founders, and Surge Ahead Limited, a company jointly owned by the Core Founders. These contracts were in effect from September 2002 to July 2003 and from July to December 2003, respectively. Pursuant to these contracts, Fat Yue Holdings Limited and Surge Ahead Limited are required to provide technical research and development consultancy services, including reports, analyses and assessments required for the Company's business. The Company paid a total consideration equal to approximately HK$1,060,000 (equivalent to approximately RMB1,123,600) and HK$1,513,000 (equivalent to approximately RMB1,603,780) to Fat Yue Holdings Limited and Surge Ahead Limited, respectively. The Company has not renewed these contracts nor has the Company entered into similar consultancy service contracts with other connected persons.

The table below shows certain information in respect of the members of the Board:

Name	Age	Position
Ma Huateng	32	Executive Director
Zhang Zhidong	32	Executive Director
Antonie Andries Roux	46	Non-executive Director
Charles St Leger Searle	40	Non-executive Director
Li Dong Sheng	46	Independent non-executive Director
Iain Ferguson Bruce	63	Independent non-executive Director
Ian Charles Stone	53	Independent non-executive Director

Executive Directors

Ma Huateng (馬化騰), age 32, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr. Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr. Ma is one of the Core Founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr. Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than nine years of experience in the telecommunications and Internet industries.

Zhang Zhidong (張志東), age 32, is an executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the Core Founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Li Ming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than six years of experience in the telecommunications and Internet industries.

Non-executive Directors

Antonie Andries Roux, age 46, has been a non-executive Director since December 10, 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has 25 years of experience in the telecommunications industry.

Charles St Leger Searle, age 40, has been a non-executive Director since June 5, 2001. Mr. Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Mweb (Thailand) Limited. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has ten years of experience in the telecommunications and Internet industries.

Independent Non-executive Directors

Li Dong Sheng (李東生) age 46, was appointed as an independent non-executive Director in April 2004. Mr. Li is the executive chairman and President of TCL Corporation and the Chairman of the Hong Kong listed TCL International Holdings Limited, both of which companies produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than nine years of experience in the information technology field.

Iain Ferguson Bruce, age 63, was appointed as an independent non-executive Director in April 2004. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Society of Accountants with over 40 years' experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Vitasoy International Holdings Ltd., a beverage manufacturing company, and Wing On Company International Ltd., a department store operating and real property investment company. All of these companies are publicly listed companies in Hong Kong. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore.

Ian Charles Stone, age 53, was appointed as an independent non-executive Director in April 2004. Mr. Stone is a consultant for Pacific Century CyberWorks. Mr. Stone has 34 years of experience in the telecom and mobile industries. He was the Chief Executive Officer of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr. Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

Other Senior Management Members

Zeng Liqing (曾李青), age 34, is the Chief Operating Officer of the Company. Mr. Zeng is one of the Core Founders and has been employed by the Group since 1999. He has overall

responsibilities for growing the Group's business lines and product portfolios, and manage different marketing teams across China. Prior to his employment, Mr. Zeng worked at the Shenzhen Data Telecommunications Bureau and has experience in the Internet and telecommunications industries in China.

Xu Chenye (許晨曄), age 33, is the Chief Information Officer of the Company. Mr. Xu is one of the Core Founders and has been employed by the Group since 1999. He has overall responsibilities for strategic planning and development of website properties and communities, customer relations and public relations. Prior to his employment, Mr. Xu gained experience in software system design, network administration as well as marketing and sales management in his previous position at Shenzhen Data Telecommunications Bureau.

Chen Yidan (陳一丹), age 33, is the Chief Administration Officer of the Company. Mr. Chen is one of the Core Founders and has been employed by the Group since 1999. Mr. Chen has overall responsibilities for administration, legal affairs and human resources. He is also responsible for the development of the Group's management system, intellectual property rights and government relations. Prior to his employment, Mr. Chen worked in the Shenzhen Entry-Exit Inspection and Quarantine Bureau for several years.

Tsang, Patrick Chun Kwok (曾振國), age 50, is the Chief Financial Officer of the Company, a position he has held since 2001. He has the overall responsibilities for finance, accounting and investor relations. Prior to his employment with us, Mr. Tsang held key positions in finance and treasury at multinational corporations such as BASF and Hoechst. Prior to that, he worked in global commercial banks in the United States and held managerial positions in merchant banking and corporate finance, credit policy, credit risk rating as well as strategic planning. His experience in these financial positions in both the PRC and the United States exceeds 10 years in each jurisdiction.

David A. M. Wallerstein, age 29, is Vice President, International Business of the Company, a position he has held since 2001. Mr. Wallerstein leads Tencent Technology's international business initiatives with multinational partners, and is responsible for Tencent Technology's service operations outside mainland China. Prior to this, Mr. Wallerstein was Vice President, Business Development of MIH in China, involved in Internet strategy and mergers and acquisitions activities in China. Before that, Mr. Wallerstein worked as a management consultant in China's telecommunications and IT industries.

Woo, Steve Sze Fat (胡士發), age 37, is the Chief Counsel of the Company. Mr. Woo has been employed by the Group since April 2004. Prior to his employment with us, Mr. Woo was an assistant solicitor at an international law firm in Hong Kong. He has a Master of Laws degree obtained from each of the City University of Hong Kong and the Renmin University of China in 1997 and 1998, respectively, and a Bachelor of Laws degree obtained from the University of Hong Kong in 1989. Mr. Woo has more than ten years of experience in the legal profession, specializing in securities and mergers and acquisitions.

Lau Suk Yi (劉淑儀), age 37, is the Company Secretary of the Company. Ms Lau has been employed by the Group since September 2003. Prior to her employment, Ms Lau held managerial positions at several listed companies in Hong Kong. Ms Lau is an associate

member of The Hong Kong Institute of Company Secretaries (1994). Ms. Lau obtained a Bachelor of Arts degree in accountancy from the City University of Hong Kong in 1994 and obtained a Master of Business Administration from the University of Wales in 2001, and she has more than ten years of experience as a company secretary.

Lo, John Shek Hon (羅碩瀚), age 35, is the Financial Controller of the Company. Mr. Lo has been employed by the Group since January 2004. Mr. Lo oversees the Group's financial controls and reporting matters. Prior to his employment, Mr. Lo was a senior manager at an international accounting firm. Mr. Lo has a Bachelor of Business degree obtained from Curtin University of Technology in Western Australia in 1990 and has 13 years of experience in the accounting profession. Mr. Lo was admitted as a CPA by CPA Australia in 1994 and has been a Fellow of the Hong Kong Society of Accountants since 2002.

WAIVER FROM THE STOCK EXCHANGE

Rule 8.12 of the Listing Rules requires that a new applicant applying for listing on the Stock Exchange must have a sufficient management presence in Hong Kong. This normally means that at least two of its executive directors must be ordinarily resident in Hong Kong.

We do not have operations in Hong Kong and our only two executive Directors, Ma Huateng and Zhang Zhidong are PRC residents. Our corporate headquarters have been located in Shenzhen since our establishment. The other five members of our Board are non-executive Directors. It would be very difficult and unduly burdensome for us to either relocate our current executive Directors to Hong Kong or to appoint two additional executive Directors who are Hong Kong residents.

As a result, we have applied to the Stock Exchange for, and the Stock Exchange has agreed to grant, a waiver from compliance with Rule 8.12 of the Listing Rules on the following conditions:

- we have appointed two authorized representatives, one of whom is a Hong Kong resident, and we will ensure that they comply with the relevant requirements of the Listing Rules at all times. Contact details for each authorized representative have been provided to the Stock Exchange and these representatives are authorized to speak on behalf of the Company;
- our Financial Controller, Mr. Lo, John Shek Hon, and our Company Secretary, Ms. Lau Suk Yi, both Hong Kong residents, will be available to meet with the Stock Exchange on short notice. Ms. Lau has been authorized to accept service of process and notices on our behalf in Hong Kong; and
- our two executive Directors, whilst ordinarily residents in Shenzhen, will both be readily available by telephone, facsimile, or email and, if required, to meet in person with the Stock Exchange on short notice.

AUDIT COMMITTEE

The Company established an audit committee on April 20, 2004 with written terms of reference in compliance with the Rule 3.21 of the Listing Rules. The primary duties of the

audit committee are to review and supervise the financial reporting process and internal control system of the Group and provide advice and comments to the Board. The audit committee consists of two independent non-executive Directors, Iain Ferguson Bruce (Chairman) and Ian Charles Stone, and one non-executive Director, Charles St Leger Searle.

REMUNERATION COMMITTEE

The Company established a remuneration committee on April 20, 2004 with written terms of reference. The remuneration committee shall make recommendations to the Board on, among other things, the Company's policy and structure for the remuneration of all Directors and senior management and shall be delegated by the Board the responsibility to determine on behalf of the Board the specific remuneration packages for all executive Directors and senior management.

DIRECTORS' AND SENIOR MANAGEMENTS' COMPENSATION

The aggregate amount of salaries, housing allowances, other allowances and benefits in-kind (including our contribution to the pension scheme on behalf of our five highest-paid individuals) paid by us to the five highest-paid individuals of the Group during each of the three years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 was approximately RMB1.6 million, RMB2.2 million, RMB4.0 million, RMB0.7 million and RMB2.1 million, respectively.

The aggregate amount of salaries, housing allowances, other allowances and benefits in-kind (including our contribution to the pension scheme on behalf of our Directors) paid by the Group to the Directors during each of the three years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 was approximately RMB0.9 million, RMB0.9 million, RMB1.7 million, RMB0.2 million and RMB0.9 million, respectively.

The following table sets forth the numbers of Directors whose remuneration fell within the bands set out below as of the dates indicated:

	Year ended December 31,			Three months ended March 31	
	2001	2002	2003	2003	2004
HK$0-HK$1,000,000	3	2	2	2	2

Saved as disclosed above, no other payments have been paid or are payable, in respect of the three years ended December 31, 2003, and for the three months ended March 31, 2003 and 2004 by the Company or any of its subsidiaries to the Directors and the five highest-paid individuals.

Under the arrangements currently in force, the aggregate remuneration of the Directors payable for the year ending December 31, 2004 is estimated to be approximately RMB3,280,000.

EMPLOYEES

See information under the section entitled "Business—Employees".

TRAINING

We place great emphasis on the training and development of our staff. The Group started a training program for its employees in 2001. Employees are required to attend a number of compulsory courses and elective courses. New employees are provided with training to ensure that they are equipped with the necessary skills to perform their duties. We also provide ongoing on-the-job training.

THE PRE-IPO SHARE OPTION SCHEME AND THE SHARE OPTION SCHEME

The Company has adopted the Pre-IPO Share Option Scheme and the Share Option Scheme, details of which are set out in the sections entitled "Pre-IPO Share Option Scheme" and the "Share Option Scheme" in Appendix VII to this Prospectus.

The purpose of the Pre-IPO Share Option Scheme is to recognize the contribution of a number of individuals to the Group and/or the Offering. Options for an aggregate of 72,386,370 Shares (approximately 4.31% of total issued share capital of the Company immediately after completion of the Offering, assuming the Over-allotment Option is not exercised) were conditionally granted to 256 employees of the Group under the Pre-IPO Share Option Scheme for the consideration detailed in the table set forth under the heading entitled "Pre-IPO Share Option Scheme" in Appendix VII to this Prospectus. No further options will be granted under the Pre-IPO Share Option Scheme.

The Pre-IPO Share Option Scheme and the Share Option Scheme provide for the grant of options to the directors and employees of the Group. The principal terms of the Pre-IPO Share Option Scheme and the Share Option Scheme are summarized under "Pre-IPO Share Option Scheme" and "Share Option Scheme" in Appendix VII to this Prospectus.

OTHER STAFF BENEFITS

The Company also provides other benefits to its staff including bonuses and medical insurance.

Since the commencement of its business in 1998, the Group has not experienced any strikes or other labor disputes which materially affected its business activities. The Group considers its labor relations to be good.

Remuneration of the Group's employees includes basic salary and bonuses. Bonuses generally include an additional one month's salary and a discretionary bonus. The Group incurred staff cost of approximately RMB13.1 million, RMB22.5 million, RMB81.9 million for the three years ended December 31, 2003 and is expected to incur approximately RMB174.0 million for the year ending December 31, 2004, respectively, representing 26.7%, 8.5%, 11.1% and 14.4% of the Group's revenues for those periods.

The Group and its employees participate in a pension scheme approved by the Shenzhen Social Insurance Management Bureau (深圳市社會保險管理局), pursuant to which the Group and its employees pay contributions to the scheme. The Group and its employees make contributions to the State pension scheme in accordance with the requirements contained in the Work Injury Insurance Regulations (工傷保險條例) and applicable local regulations.

The following is a description of our authorized and issued Share capital of the Company in issue and to be issued as fully paid or credited as fully paid immediately before and after completion of the Offering:

Authorized Share capital:		**HK$**
10,000,000,000	Shares	1,000,000.00
Issued Shares(1):		
1,260,480,760	Shares in issue at the date of this Prospectus	126,048.08
Shares to be issued:		
420,160,500	Shares to be issued by us under the Offering	42,016.05
Total shares already issued and to be issued under the Offering(1):		
1,680,641,260	Shares (excluding any Shares which may be issued under the Over-allotment Option)	168,064.13

Note:

(1) As of May 31, 2004, options for an aggregate of 72,386,370 Shares were outstanding, with exercise prices ranging from US$0.0497 to US$0.4396 per Share.

ASSUMPTIONS

The table above assumes the Offering becomes unconditional and is completed. It takes no account of (a) any of the new Shares which may be issued upon the exercise of the Over-allotment Option or (b) any options which have been granted or may be granted under the Share Option Scheme (see Appendix VII to this Prospectus) or (c) any Shares which may be issued under the general mandate given to the Directors for the issue and allotment of Shares (see Appendix VII to this Prospectus) or (d) any Shares which may be repurchased by the Company pursuant to the general mandate given to the Directors for the repurchase of Shares (see Appendix VII to this Prospectus).

RANKING

The Offer Shares will rank *pari passu* with all of the Shares now in issue or to be issued, and will qualify for all dividends, income or other distributions declared, made or paid on, or any other rights and benefits attaching to or accruing from, the Shares after the date of this Prospectus.

GENERAL MANDATE TO ISSUE SHARES

If the Offering becomes unconditional, our Directors have been granted a general unconditional mandate to allot, issue and deal with Shares (otherwise than pursuant to a rights issue or pursuant to the exercise of any options which have been granted under the Pre-IPO Share Option Scheme and any options which may be granted under the Share Option Scheme or similar arrangement providing for allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with our Articles of Association), with an aggregate nominal value of not more than the sum of:

- 20% of the total nominal amount of our Share capital in issue and to be issued (as set out in the above table); and

- the total amount of our Share capital repurchased by us (if any).

This mandate will expire:

- at the end of our next annual general meeting;
- at the end of the period within which we are required by law or our Articles of Association to hold our next annual general meeting; or
- when varied or revoked by an ordinary resolution of our Shareholders in a general meeting;

whichever is the earliest.

For further details of this general mandate, see the section entitled "Written Resolutions of the Shareholders of the Company" in Appendix VII to this Prospectus.

GENERAL MANDATE TO REPURCHASE SHARES

If the Offering becomes unconditional, our Directors have been granted a general unconditional mandate to exercise all our powers to repurchase Shares with a total nominal value of not more than 10% of the total nominal amount of our Share capital issued and to be issued (as set out in the above table).

This mandate only relates to repurchases made on the Stock Exchange and on any other stock exchange on which the Shares are listed (and which is recognized by the SFC and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the section entitled "Repurchase by the Company of its own securities" in Appendix VII to this Prospectus.

This mandate will expire:

- at the end of our next annual general meeting;
- at the end of the period within which we are required by law or our Articles of Association to hold our next annual general meeting; or
- when varied or revoked by an ordinary resolution of our Shareholders in a general meeting;

whichever is the earliest.

SHAREHOLDER MEETING AND VOTING RIGHTS

An annual general meeting of the Company will be held once each year. Except for certain circumstances, annual general meetings and extraordinary general meetings at which the passing of a special resolution is to be considered will be called by at least 21 days' notice, and any other extraordinary general meeting will be called by at least 14 days' notice. A quorum for a general meeting consists of at least two Shareholders present in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy and entitled to vote.

The Company's Articles provide that, until March 24, 2007, all Shareholder resolutions of the Company must be adopted by a 75% majority of the Shareholders present and voting at the relevant general meeting. All Shareholder resolutions passed at a general meeting until March 24, 2007 will not be treated as special resolutions for notice or filing purposes, unless so required by the Articles or the Companies Law. After March 24, 2007, most matters to be approved by the Shareholders will require the affirmative vote of a simple majority of the votes cast by Shareholders, being entitled to do so, in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy at a general meeting. A special resolution, which is a resolution passed by at least three-fourths of the votes cast by Shareholders, being entitled so to do, in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy at a general meeting, will be required for, among others, the following matters:

- changing the Company's Articles or Memorandum;
- changing the name of the Company;
- changing rights attached to the Shares;
- removing a Director before the expiration of his period of office; and
- reducing the Company's share capital or any capital redemption reserve or other undistributable reserve.

At any general meeting, each Shareholder who is present or represented is entitled to one vote on a show of hands, and each Shareholder is entitled to one vote for each fully paid Share on a poll. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

- the chairman of the meeting;
- at least three Shareholders present in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting;
- any Shareholder or Shareholders present in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy, representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or
- a Shareholder or Shareholders present in person (or if the Shareholder is a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

DIVIDENDS

The holders of fully paid Shares are entitled to receive on a pro rata basis such dividends as may be declared by the Company's Board or Shareholders in a general meeting.

Dividends may be declared in any currency, and may be paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. With the sanction of an ordinary resolution of Shareholders, dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. However, no dividends may be paid to Shareholders out of the share premium account if immediately following the dividend payment the Company will be unable to pay its debts as they fall due in the ordinary course of business.

INSPECTION OF BOOKS AND RECORDS

Shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of Shareholders. However, we will provide our Shareholders with annual audited financial statements.

TRANSFER OF SHARES

Our Memorandum and Articles of Association do not restrict the general transferability of our fully paid Shares.

All transfers of Shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the Stock Exchange or in such other form as the Board may approve. The transferor will be deemed to remain the holder of the Share until the name of the transferee is entered in the register of members in respect thereof.

Unless the Board otherwise agrees, no Shares on the principal register shall be transferred to any branch register nor may Shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title shall be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of Shares on the principal register, at the registered office in the Cayman Islands or such other place at which the principal register is kept in accordance with the Companies Law.

The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any Share (not being a fully paid up Share) to a person of whom it does not approve or any Share issued under any Share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any Share to more than four joint holders or any transfer of any Share (not being a fully paid up share) on which the Company has a lien.

The registration of transfers may be suspended and the register closed on giving notice by advertisement in a relevant newspaper and, where applicable, any other newspapers in accordance with the requirements of the Stock Exchange, at such times and for such periods as the Board may determine and either generally or in respect of the Shares. The register of Shareholders will not be closed for periods exceeding in aggregate 30 days in any year.

WINDING UP

The Company may be wound up by either an order of the court or by a special resolution of the Shareholders. In the case of a voluntary winding up, the Company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up.

Upon the appointment of a liquidator, the responsibility for the Company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the Company, settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of Shareholders and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the Shares.

If the Company is wound up (whether the liquidation is voluntary or by the court), the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law divide among the members in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders.

HONG KONG UNDERWRITERS

Goldman Sachs (Asia) L.L.C.

The Hongkong and Shanghai Banking Corporation Limited

UNDERWRITING

This Prospectus is published solely in connection with the Hong Kong Public Offering. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters on a conditional basis. The International Placing is expected to be fully underwritten by the International Purchasers. **If, for any reason, the Offer Price is not agreed among us and the Global Coordinator (on behalf of the Underwriters) the Offering will not proceed.**

The Offering comprises the Hong Kong Public Offering of initially 42,016,000 Hong Kong Offer Shares and the International Placing of initially 378,144,500 International Placing Shares, subject, in each case, to reallocation on the basis as described in the section entitled "Structure of the Offering" as well as to the Over-allotment Option in the case of the International Placing.

RESTRICTIONS ON OFFER AND SALE OF THE OFFER SHARES

The Hong Kong Offer Shares are offered by us solely on the basis of the information contained and representations made in this Prospectus and the related Application Forms, and on the terms and subject to the conditions set out herein and therein. We have not authorized anyone to provide any information or to make any representation not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by us, the Global Coordinator, the Underwriters, any of our or their respective directors, or any other person involved in the Offering.

No action has been taken to permit a public offering of the Offer Shares or the distribution of this Prospectus in any jurisdiction other than Hong Kong. Accordingly, and without limitation to the following, this Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

This Prospectus has not been registered under the US Securities Act, and, accordingly, may not be delivered within the United States or to, or for the benefit of, nationals or residents thereof, or any corporation or other entity formed or organized therein (collectively, "US persons"). The Offer Shares have not been registered under the US Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the US Securities Act.

The International Purchasers propose to place Offer Shares outside of the United States in offshore transactions in reliance on Regulation S under the US Securities Act and in accordance with applicable law. Certain of the International Purchasers propose to place Offer Shares, through their respective US selling agents, only to QIBs in the United States in

reliance on Rule 144A or another exemption under the US Securities Act. Any offer or sale of Offer Shares in reliance on Rule 144A or another exemption under the US Securities Act will be made by broker-dealers who are registered as such under the US Exchange Act of 1934, as amended.

Until the expiration of 40 days after the commencement of the Offering, an offer or sale of Offer Shares within the United States by a dealer whether or not participating in the Offering may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the US Securities Act or pursuant to another exemption from registration under the US Securities Act.

This Prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The Offer Shares may not be offered or sold and, prior to the expiry of a period of six months from the latest date of the issue of the Offer Shares, the Offer Shares may not be offered or sold to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and where applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to any Offer Shares in, from or otherwise involving the United Kingdom have been complied with. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by such person in connection with the issue or sale of any Offer Shares except in circumstances in which section 21(1) of the FSMA does not apply to the Company.

This Prospectus has not been registered as a prospectus in accordance with the Companies Act of 1973 (as amended) of the Republic of South Africa. The Offer Shares may not be offered or sold in the Republic of South Africa except to (i) banks (duly registered as such in the Republic of South Africa), mutual banks (duly registered as such in the Republic of South Africa) or insurers (duly registered as such in the Republic of South Africa) as principals, or to wholly-owned subsidiaries of such duly registered banks, mutual banks or insurers acting as agents in the capacity of authorized portfolio managers for a duly registered pension fund or unit trust scheme managed by the said wholly-owned subsidiary which is duly registered as a management company in terms of applicable South African legislation, and/or (ii) purchasers where the total acquisition cost of the shares for a single purchaser acting as principal is at least R 100,000. It is the responsibility of a prospective purchaser who is resident in the Republic of South Africa to ensure that it has the necessary approvals to acquire any Offer Shares under the Exchange Control Regulations, 1961 (as amended) promulgated under the Currency and Exchange Act, 1933 (as amended).

The Offer Shares have not been and will not be, registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, the Offer Shares may not, directly or indirectly, be offered or sold, in Japan or to, or for the benefit of, any

resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan. As used in this paragraph, a "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This Prospectus has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. The Offer Shares may not be the subject of an invitation for subscription or purchase and this Prospectus and any document or other material relating to the Offer Shares may not be circulated or distributed, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the SFA.

This Prospectus does not constitute a public offer of the Offer Shares, whether by way of sale or subscription, in the PRC. The Offer Shares are not being offered and may not be offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

No offer of the Offer Shares will be made to the public in the Cayman Islands.

Each person acquiring the Offer Shares will be required to, or be deemed by his or her acquisition of Offer Shares, to confirm that he or she is aware of the restrictions on offers of the Offer Shares described in this Prospectus.

UNDERWRITING ARRANGEMENTS AND EXPENSES

The Hong Kong Public Offering

Hong Kong Underwriting Agreement

We are offering the Hong Kong Offer Shares for subscription by the public in Hong Kong, at the Offer Price, on and subject to the terms and conditions of this Prospectus and the Application Forms. Subject to the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and the Shares being offered pursuant to the Offering and to certain other conditions set out in the Hong Kong Underwriting Agreement (including the Global Coordinator (on behalf of the Hong Kong Underwriters and the Company agreeing the Offer Price), the Hong Kong Underwriters have agreed, severally and not jointly, to subscribe or procure subscribers for the Hong Kong Offer Shares being offered in the Hong Kong Public Offering, on and subject to the terms and conditions of this Prospectus and the Application Forms.

The Hong Kong Underwriting Agreement is conditional upon and subject to the International Purchase Agreement having been signed and becoming unconditional and not having been terminated in accordance with its terms.

Grounds for termination by the Hong Kong Underwriters

The Global Coordinator (for itself and on behalf of the Hong Kong Underwriters) may in its absolute discretion terminate the Hong Kong Underwriting Agreement, by written notice to the Company, if at any time at or prior to 8:00 a.m. on the Listing Date:

(a) there develops, occurs, exists or comes into force:

(i) any change or development involving a prospective change or development, or any event or series of events resulting in or representing a change or development, or prospective change or development, in local, national, regional or international financial, political, military, industrial, economic, fiscal or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets a change in the system under which the value of the Hong Kong currency is linked to that of the currency of the United States or a devaluation of the Renminbi against any foreign currencies) in or affecting Hong Kong, the PRC, the United States, the European Union or any other relevant jurisdiction; or

(ii) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, the PRC, the United States, or any other relevant jurisdiction; or

(iii) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed), acts of God, accident or interruption or delay in transportation) in or affecting Hong Kong, the PRC, the United States, the European Union or any other relevant jurisdiction; or

(iv) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or affecting Hong Kong, the PRC, the United States, the European Union or any other relevant jurisdiction; or

(v) (A) any suspension or limitation on trading in shares or securities generally on the Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the London Stock Exchange or (B) a general moratorium on commercial banking activities in New York, London, Hong Kong or the PRC declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting Hong Kong, the United States, the European Union or any other relevant jurisdiction; or

(vi) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in the PRC, Hong Kong, the European Union, the United States or any other relevant jurisdiction adversely affecting any other relevant jurisdiction adversely affecting an investment in the Shares; or

(vii) any material litigation or claim being threatened or instigated against any member of the Group (and for this purpose, a vexatious or frivolous claim, or a claim which has no reasonable basis shall not be material),

and which, in any such case and in the judgment of the Global Coordinator (for itself and on behalf of the other Hong Kong Underwriters),

(A) is or will be or may be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Group as a whole; or

(B) has or will have or may have a material adverse effect on the success of the Offering and/or make it impracticable or inadvisable for any material part of the Hong Kong Underwriting Agreement, the Hong Kong Public Offering or the Offering to be performed or implemented as envisaged; or

(C) makes or will or may make it inadvisable or inexpedient to proceed with the Hong Kong Public Offering and/or the Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by this Prospectus; or

(b) there has come to the notice of the Global Coordinator or any of the Hong Kong Underwriters after the date of the Hong Kong Underwriting Agreement:

(i) that any statement contained in this Prospectus, the Application Forms, the formal notice and any announcements in the agreed form issued by the Company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) was or has become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would, had it arisen immediately before the date of this Prospectus, not having been disclosed in this Prospectus, constitutes a material omission therefrom; or

(iii) any of the warranties given by the Company in the Hong Kong Underwriting Agreement is (or would when repeated be) untrue or misleading in any material respect; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the indemnities given by it under the Hong Kong Underwriting Agreement; or

(v) any material breach of any of the obligations of the Company under the Hong Kong Underwriting Agreement; or

(vi) any material adverse change or prospective adverse change in the business or in the financial or trading position of the Group as a whole.

Undertakings

The Hong Kong Underwriters expect each of the Founders and MIH to agree that, within a period beginning from the date of the International Purchase Agreement and continuing to and including the date 180 days after the Listing Date, without the prior written consent of the Global Coordinator (on behalf of itself, the Hong Kong Underwriters and the International Purchasers) at the absolute discretion of the Global Coordinator, it will not, and will procure that each of its subsidiaries, affiliates or persons controlled by it will not, offer, sell, contract to sell, pledge, or otherwise dispose of, grant or agree to grant any option, warrants or other rights in or carrying the right to subscribe for, directly or indirectly, conditionally or unconditionally, except as provided under the Underwriting Agreements, or in the case of Advance Data Services Limited, stock borrowing arrangements with the Global

Coordinator, any securities of the Company that are substantially similar to the Shares of the Company, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, the Share or any such substantially similar securities.

In addition, MIH has undertaken to the Stock Exchange and to us that it will inform us if it (i) pledges or charges any securities beneficially owned by it (together with the number of any securities so pledged or charged) and (ii) receives any indications, either verbal or written, that any of the pledged or charged securities will be disposed of pursuant to such pledging or charging arrangements in the period commencing on the date of this Prospectus and ending on the date which is 12 months from the Listing Date. We will then immediately inform the Stock Exchange of such matters and also disclose such matters by way of a press notice which is published in the newspapers as soon as possible.

Indemnities

We have agreed to indemnify the Hong Kong Underwriters for certain losses which they may suffer, including losses incurred arising from their performance of their obligations under the Hong Kong Underwriting Agreement and any breach by the Company of the Hong Kong Underwriting Agreement.

Commission and Expenses

The Hong Kong Underwriters will receive a gross commission of 4.0% of the aggregate Offer Price of all the Hong Kong Offer Shares, out of which they will pay any sub-underwriting commissions. In addition, we may, in our sole discretion, pay the Hong Kong Underwriters an additional per Share incentive fee of 0.5% of the Offer Price. For unsubscribed Hong Kong Offer Shares reallocated to the International Placing, we will pay the underwriting commission at the same rate in respect of such Shares to the International Purchasers.

The aggregate commissions and estimated expenses, including the Stock Exchange listing fees, the Stock Exchange trading fee, the SFC transaction levy, the investor compensation levy, legal and other professional fees, including certain expenses of the Hong Kong Underwriters and the International Purchasers, printing, and other expenses relating to the Offering, are estimated to amount to approximately HK$109 million (assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$3.70 per Offer Share, being the maximum Offer Price and without taking into account the incentive fee which is payable at the sole discretion of the Company) will be payable by us.

Hong Kong Underwriters' interest in us

Save for its obligations under the Hong Kong Underwriting Agreement and the Over-allotment Option, neither of the Hong Kong Underwriters has any shareholding interest in the Group or the right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in any member of the Group.

The International Placing

In connection with the International Placing, we expect to enter into the International Purchase Agreement with the International Purchasers on the Price Determination Date. Pursuant to the International Purchase Agreement, the International Purchasers would severally agree to subscribe or procure subscribers for the International Placing Shares initially being offered in the International Placing. See the section entitled "Structure of the Offering—The International Placing".

OVER-ALLOTMENT AND STABILIZATION

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent any decline in the market price of the securities below the offer price. In Hong Kong and a number of other jurisdictions, activity aimed at reducing the market price is prohibited, and the price which stabilization is effected is not permitted to exceed the offer price.

In connection with the Offering, the Global Coordinator, on behalf of the Underwriters, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of our Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. However, there is no obligation on the Global Coordinator or any person acting for it to conduct any such stabilizing action. Such transactions, if commenced, may be discontinued at any time, and is required to be brought to an end after a limited period. The Global Coordinator has been or will be appointed as stabilizing manager for the purposes of the Offering in accordance the Securities and Futures (Price Stabilizing) Rules made under the SFO and, should stabilizing transactions be effected in connection with the Offering, this will be at the absolute discretion of the Global Coordinator.

Following any over-allotment of Shares in connection with the Offering, the Global Coordinator or any person acting for it may cover such over-allotment by (among other methods) making purchases in the secondary market, exercising the Over-allotment Option in full or in part, or by any combination of purchases and exercise of the Over-allotment Option. Any such purchases will be made in accordance with the laws, rules and regulations in place in Hong Kong on stabilization, including the Securities and Futures (Price Stabilizing) Rules, as amended, made under the SFO. The number of Shares which can be over-allotted will not exceed the number of Shares which may be issued upon exercise of the Over-allotment Option, being 63,024,000 Shares, representing 15% of the Offer Shares initially available under the Offering. See the section headed "Structure of the Offering — The International Placing".

In order to facilitate the settlement of over-allocation in connection with the International Placing, the Global Coordinator (or its affiliate(s)) may choose to borrow Shares from Advance Data Services Limited, a holding company wholly owned by Ma Huateng (the "Lender") under stock borrowing arrangements pending exercise of the Over-allotment Option, or acquire Shares from other sources. Such stock borrowing arrangements may include arrangements agreed in principle between the Global Coordinator and the Lender.

Because the Company acknowledges the indirect benefits of the stock borrowing agreement to the Offering, in a Deed of Indemnity, dated June 4, 2004, the Company agreed to indemnify Advance Data Services Limited for losses that Advance Data Services Limited, to the extent that any arise, is unable to recover under the stock borrowing arrangement.

Stabilizing action permitted in Hong Kong pursuant to the Securities and Futures (Price Stabilizing) Rules, as amended, includes (i) over-allocating for the purpose of preventing or minimizing any reduction in the market price of the Shares, (ii) selling or agreeing to sell the Shares so as to establish a short position in them for the purpose of preventing or minimizing any reduction in the market price of the Shares, (iii) purchasing or subscribing for, or agreeing to purchase or subscribe for, the Shares pursuant to the Over-allotment Option in order to close out any position established under (i) or (ii) above, (iv) purchasing, or agreeing to purchase, any of the Shares for the sole purpose of preventing or minimizing any reduction in the market price of the Shares, (v) selling or agreeing to sell any Shares in order to liquidate any position established as a result of those purchases and (vi) offering or attempting to do anything as described in (ii), (iii), (iv) or (v).

Specifically, prospective applicants for and investors in Offer Shares should note that:

- the Global Coordinator may, in connection with the stabilizing action, maintain a long position in the Shares;
- there is no certainty regarding the extent to which and the time period for which the Global Coordinator will maintain such a position;
- liquidation of any such long position by the Global Coordinator may have an adverse impact on the market price of the Shares;
- no stabilizing action can be taken to support the price of the Shares for longer than the stabilizing period which will begin on the Listing Date following announcement of the Offer Price, and is expected to expire on July 10, 2004, being the 30th day after the date expected to be the latest date for lodging applications under the Hong Kong Public Offering. After this date, when no further stabilizing action may be taken, demand for the Shares, and therefore the price of our Shares, could fall;
- the price of the Shares cannot be assured to stay at or above the Offer Price by the taking of any stabilizing action; and
- stabilizing bids may be made or transactions effected in the course of the stabilizing action at any price at or below the Offer Price, which means that stabilizing bids may be made or transactions effected at a price below the price paid by applicants for, or investors in, the Shares.

THE OFFERING

This Prospectus is published in connection with the Hong Kong Public Offering as part of the Offering. The Offering consists of:

- the Hong Kong Public Offering of an initial 42,016,000 Offer Shares (subject to adjustment as described below) in Hong Kong as described below under "The Hong Kong Public Offering"; and
- the International Placing of an initial 378,144,500 Offer Shares (subject to adjustment as described below) (a) in the United States to QIBs in reliance on Rule 144A or another exemption under the US Securities Act and (b) outside the United States in accordance with Regulation S.

Goldman Sachs (Asia) L.L.C. is the Global Coordinator, Lead Manager and Bookrunner of the Offering.

The number of Offer Shares to be offered under the Hong Kong Public Offering and the International Placing respectively, may be subject to reallocation as described below under "Pricing and Allocation".

PRICING AND ALLOCATION

The International Purchasers will be soliciting from prospective investors indications of interest in acquiring Offer Shares in the International Placing. Prospective investors will be required to specify the number of Offer Shares they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or before June 11, 2004.

The Offer Price is expected to be fixed by agreement between the Global Coordinator (on behalf of the Hong Kong Underwriters and the International Purchasers) and us, on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or before June 11, 2004.

The Offer Price will be not more than HK$3.70 per Offer Share and is currently expected to be not less than HK$2.77 per Offer Share, unless otherwise announced no later than the morning of the last day for lodging applications in the Hong Kong Public Offering, as further described below. **Prospective investors should be aware that the Offer Price to be determined on the Price Determination Date may be, but is not expected to be, lower than the indicative offer price range stated in this Prospectus.**

If, based on the level of interest expressed by prospective professional and international investors during the book-building process, the Global Coordinator (on behalf of the Hong Kong Underwriters and the International Purchasers), and with our consent of, think it appropriate, the number of Offer Shares and/or the indicative offer price range may be reduced below that stated in this Prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, we will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post (in English) and the Hong Kong Economic Times

(in Chinese) a notice of the reduction. **Before submitting applications for Hong Kong Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative offer price range may not be made and published until the last day for lodging applications in the Hong Kong Public Offering.** Such notice will also include confirmation or revision, as applicable, of the offer statistics as currently set out in the section entitled "Summary" and any other financial information which may change as a result of any such reduction.

Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the offer price range is subsequently so reduced. The Offer Price, if agreed upon, will be fixed within such revised offer price range. In the absence of any notice being published of a reduction in the number of Offer Shares and/or the indicative offer price range stated in this Prospectus on or before the last day for lodging applications in the Hong Kong Public Offering, the number of Offer Shares will not be reduced and/or the Offer Price, if agreed upon, will in no circumstances be set outside the offer price range as stated in this Prospectus.

In the event of a reduction in the number of Offer Shares, the Global Coordinator may, at its discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Placing, provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares to be offered in the International Placing may, in certain circumstances, be reallocated as between these offerings at the discretion of the Global Coordinator.

Allocation of International Placing Shares pursuant to the International Placing will be determined by the Bookrunners and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell, Shares, after the listing of the Shares on the Stock Exchange. Such allocation may be made to professional, institutional and corporate investors and is intended to result in a distribution of Shares on a basis which would lead to the establishment of a solid Shareholder base to the benefit of our Company and our Shareholders as a whole.

Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Offer Shares validly applied for by applicants, but will otherwise be made strictly on a pro-rata basis, although the allocation of Hong Kong Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

The Offer Price, level of applications in the Hong Kong Public Offering, the level of indications of interest in the International Placing, and the basis of allocations of the Hong Kong Offer Shares are expected to be announced on Tuesday, June 15, 2004 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

CONDITIONS OF THE HONG KONG PUBLIC OFFERING

Acceptance of all applications for the Hong Kong Offer Shares pursuant to the Hong Kong Public Offering will be conditional on, among other things:

- the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares (including any Shares which may be issued pursuant to the exercise of the Over-allotment Option and upon the exercise of options which have been granted under the Pre-IPO Share Option Scheme and which may be granted under the Share Option Scheme, and such listing and permission not subsequently having been revoked prior to the commencement of dealings in the Shares on the Stock Exchange);
- the Offer Price having been duly determined and the execution and delivery of the International Purchase Agreement on or before the Price Determination Date; and
- the obligations of the Underwriters under the Underwriting Agreements becoming and remaining unconditional (including, if relevant, following the waiver of any conditions by the Global Coordinator on behalf of the Hong Kong Underwriters or the International Purchasers, as the case may be) and such obligations not having been terminated in accordance with the terms of the Underwriting Agreements,

in each case on or before the dates and times specified in such Hong Kong Underwriting Agreement or International Purchase Agreement (unless and to the extent such conditions are validly waived on or before such dates and times).

If, for any reason, the Price Determination Agreement is not entered into and the Offer Price is not agreed between the Bookrunner (on behalf of the Underwriters) and us, the Offering will not proceed.

The consummation of each of the Hong Kong Public Offering and the International Placing is conditional upon, among other things, the other offering becoming unconditional and not having been terminated in accordance with their respective terms.

If the above conditions are not fulfilled or waived prior to the dates and times specified, the Offering will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Hong Kong Public Offering will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on the next business day following such lapse. In this event, all application moneys will be returned, without interest, on the terms set out in the section entitled "Terms and Conditions of the Hong Kong Public Offering". In the meantime, all application moneys will be held in a separate bank account(s) with the receiving bank(s) or other licensed bank(s) in Hong Kong.

We expect to issue share certificates for the Offer Shares on Tuesday, June 15, 2004. However, these share certificates will only become valid certificates of title at 8:00 a.m. on Wednesday, June 16, 2004, provided that (i) the Offering has become unconditional in all respects and (ii) the right of termination as described in the section entitled "Underwriting" in this Prospectus has not been exercised.

THE HONG KONG PUBLIC OFFERING

The Hong Kong Public Offering is a fully underwritten public offer (subject to agreement as to pricing and satisfaction or waiver of the other conditions set out in the Hong Kong Underwriting Agreement and described in the section headed "Conditions of the Hong Kong Public Offering" in this Prospectus) for the subscription in Hong Kong of, initially, 42,016,000 Offer Shares at the Offer Price (representing approximately 10% of the total number of the Offer Shares initially available under the Offering). Subject to the reallocation of Offer Shares between the International Placing and the Hong Kong Public Offering, the Hong Kong Offer Shares will represent approximately 2.5% of our enlarged issued share capital immediately after completion of the Offering assuming that the Over-allotment Option is not exercised.

The total number of the Offer Shares initially available under the Hong Kong Public Offering is to be divided equally into two pools for allocation purposes:

- Pool A: The Offer Shares in Pool A will be allocated on an equitable basis to applicants who have applied for the Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation fee payable) or less; and
- Pool B: The Offer Shares in Pool B will be allocated on an equitable basis to applicants who have applied for the Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the Stock Exchange trading fee, the SFC transaction levy and investor compensation fee payable) and up to the value of Pool B.

Investors should be aware that applications in Pool A and applications in Pool B may receive different allocation ratios. If the Hong Kong Offer Shares in one (but not both) of the Pools are under-subscribed, the surplus Hong Kong Offer Shares will be transferred to the other Pool to satisfy demand in the Pool and be allocated accordingly.

Applicants can only receive an allocation of the Offer Shares from either Pool A or Pool B but not from both Pools. Multiple or suspected multiple applications and any application for more than the total number of the Hong Kong Offer Shares initially allocated to each Pool under the Hong Kong Public Offering, which is 21,008,000 Shares, will be rejected. Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him or her that he or she and any person(s) for whose benefit he or she is making the application have not indicated an interest for or taken up and will not indicate an interest for or take up any International Placing Shares, and such applicant's application will be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

The Bookrunner (on behalf of the Underwriters) may require any investor who has been offered Offer Shares under the International Placing, and who has made an application under the Hong Kong Public Offering to provide sufficient information to the Bookrunner so as to allow them to identify the relevant applications under the Hong Kong Public Offering and to ensure that it is excluded from any application of Offer Shares under the Hong Kong Public Offering.

The Offer Price will be not more than HK$3.70 and is expected to be not less than HK$2.77. Applicants for Hong Kong Offer Shares under the Hong Kong Public Offering are required to pay, on application, the maximum offer price of HK$3.70 for each Hong Kong Offer Share. If the Offer Price is less than HK$3.70, appropriate refund payments (including the brokerage, SFC transaction levy, the investor compensation levy and Stock Exchange trading fee attributable to the surplus application monies) will be made to successful applicants. Further details are set out below in the section entitled "How to Apply for Hong Kong Offer Shares — Refund of application monies."

If the number of Offer Shares validly applied for in the Hong Kong Public Offering represents (i) 15 times or more but less than 50 times, (ii) 50 times or more but less than 100 times, and (iii) 100 times or more, of the number of Offer Shares initially available under the Hong Kong Public Offering, the total number of Offer Shares available under the Hong Kong Public Offering will be increased to 126,048,000, 168,064,000 and 210,080,000 Offer Shares, respectively, representing approximately 30% (in the case of (i)), 40% (in the case of (ii)) and 50% (in the case of (iii)), respectively, of the total number of Offer Shares initially available under the Offering (before any exercise of the Over-allotment Option). In such cases, the number of Offer Shares allocated in the International Placing will be correspondingly reduced, in such manner as the Bookrunner deems appropriate, and such additional Offer Shares will be allocated to Pool A and Pool B.

The Company will reject multiple applications within Pool A or Pool B, and between the two Pools. The Company, the Directors and the Hong Kong Underwriters will take reasonable steps to identify and reject applicants under the Hong Kong Public Offering from investors who have received Shares in the International Placing, and to identify and reject indications of interest in the International Placing from investors who have received Shares in the Hong Kong Public Offering.

In addition, if the Hong Kong Public Offering is not fully subscribed, the Bookrunner may reallocate to the International Placing all or any unsubscribed Hong Kong Offer Shares in such proportions as they deem appropriate.

References in this Prospectus to applications, Application Forms, application or subscription monies or the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL PLACING

The International Placing will consist of an initial offering of 378,144,500 Offer Shares (i) in the United States to QIBs in reliance on Rule 144A or another exemption under the US Securities Act and (ii) outside the United States in accordance with Regulation S.

Subject to the reallocation of Offer Shares between the International Placing and the Hong Kong Public Offering, the number of Offer Shares initially offered in the International Placing will represent approximately 22.5% of our total issued share capital immediately following the completion of the Offering.

Allocations of the Offer Shares to investors pursuant to the International Placing will be effected in accordance with the book-building process described in the paragraph entitled "—Pricing and Allocation".

The Company is expected to grant to the International Purchasers the Over-allotment Option, exercisable by the Global Coordinator (or any of its respective affiliates) on behalf of the International Purchasers, up to the date which is the 30th day after the Listing Date, to require the Company to issue and allot up to an aggregate of 63,024,000 additional Shares, representing approximately 15% of the Offer Shares initially available in the Offering, at the Offer Price. If the International Purchasers sell more Shares than the total number of Offer Shares initially available in the International Placing, such additional Shares will be used to cover these sales. Such additional Shares will be sold on the same terms and conditions as the Offer Shares initially available in the Offering. The Global Coordinator (or any of them or their respective affiliates) may also cover these sales through the stock borrowing arrangements described in the section entitled "Information on this Prospectus—Stabilization". In the event that the Over-allotment Option is exercised, a press announcement will be made.

In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that it will represent no more than 15% of such reduced number of Offer Shares.

See the section headed "Underwriting—Over-allotment and Stabilization" for a description of possible stabilization activities.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

The Sponsor has made an application on behalf of the Company to the Listing Committee for listing of, and permission to deal in, the existing issued Shares and the Offer Shares and any Shares which may be issued pursuant to the exercise of the Over-allotment Option or of the options which have been granted under the Pre-IPO Share Option Scheme and which may be granted under the Share Option Scheme.

No part of our Share or loan capital is listed or dealt in on any other stock exchange. We are not seeking or proposing to seek a listing or permission to list on any stock exchange in the near future.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of, and permission to deal in, the Shares on the Stock Exchange and the Company complies with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date as determined by HKSCC. All necessary arrangements have been made for the Shares to be admitted into CCASS.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day after any trading day. Investors should seek

the advice of their stockbroker or other professional advisor for details of those settlement arrangements as such arrangements will affect their rights and interests.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

DEALING ARRANGEMENTS

Assuming that the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. on Wednesday, June 16, 2004, it is expected that dealings in the Shares on the Stock Exchange will commence on Wednesday, June 16, 2004.

METHODS OF APPLYING FOR HONG KONG OFFER SHARES

There are two ways to make an application for our Hong Kong Offer Shares. You may use a **WHITE** or **YELLOW** Application Form or you may give **electronic application instructions** to HKSCC to cause HKSCC Nominees to apply for our Hong Kong Offer Shares on your behalf.

Note: The Hong Kong Offer Shares are not available to the Directors or their respective associates or any other connected persons (as defined in the Listing Rules) of the Company or persons who will become our connected persons (as defined in the Listing Rules) immediately upon completion of the Offering.

APPLYING BY USING AN APPLICATION FORM

Which Application Form to Use

Use a **WHITE** Application Form if you want the Shares to be issued in your own name.

Use a **YELLOW** Application Form if you want the Shares to be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Where to Collect the Application Forms

You can collect a **WHITE** Application Form and a Prospectus from:

Any participant of the Stock Exchange

Goldman Sachs (Asia) L.L.C.
68th floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
Level 15
1 Queen's Road Central
Hong Kong

or any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island	Bank of China Tower Branch	3/F., 1 Garden Road, Central
	Central District (Wing On House) Branch	71 Des Voeux Road, Central
	Causeway Bay Branch	18 Percival Street, Causeway Bay
	Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing
	Aberdeen Branch	25 Wu Pak Street, Aberdeen
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point
Kowloon	Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok
	Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
	Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
	Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
	Stage 6 Mei Foo Branch	Shop N47-49 Mount Sterling Mall, Mei Foo Sun Chuen
	2 Carnarvon Road Branch	2-2A Carnarvon Road, Tsim Sha Tsui
New Territories	Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
	Lucky Plaza Branch	G/F., Lucky Plaza, Wang Pok Street, Shatin
	Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II

You can collect a **YELLOW** Application Form and a Prospectus from:

- the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or
- the Customer Service Center of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong; or
- your stockbroker, who may have such Application Forms and this Prospectus available.

How to Complete the Application Form

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not follow the instructions your application may be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order to you (or the first-named applicant in the case of joint applicants) at your own risk to the address stated in the Application Form.

Complete the Application Form in English (save as otherwise indicated) and sign it. Only written signatures will be accepted. Applications made by corporations, whether on their own behalf, or on behalf of other persons, must be stamped with the company chop (bearing the company name) and signed by a duly authorized officer, whose representative capacity must be stated. If you are applying for the benefit of someone else, you, rather than that person, must sign the Application Form. If it is a joint application (if permitted), both applicants must sign the Application Form. If your application is made through a duly authorized attorney, the Company and the Global Coordinator (or their respective agents or nominees) may accept the application at their discretion, and subject to any conditions they think fit, including the production of evidence of the authority of your attorney.

You should note that by completing and submitting the Application Form, amongst other things, you:

(i) agree with the Company and each Shareholder, and the Company agrees with each of our Shareholders, to observe and comply with the Companies Ordinance and the Articles of Association;

(ii) agree with the Company and each Shareholder that the Shares are freely transferable by the holders thereof;

(iii) authorize the Company to enter into a contract on your behalf with each Director and officer of our Company whereby our Directors and officers undertake to observe and comply with their obligations to Shareholders as stipulated in the Articles of Association;

(iv) confirm that you have only relied on the information and representations in the Prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to the Prospectus;

(v) agree that the Company, our Directors and any person who has authorized this Prospectus are liable only for the information and representations contained in the Prospectus and any supplement thereto;

(vi) undertake and confirm that, you (if the application is made for your benefit) or the person(s) for whose benefit you have made this application have not indicated an interest for, applied for or taken up, and will not apply for or take up or indicate an interest for, any Offer Shares under the International Placing; and

(vii) agree to disclose to the Company, its registrar, receiving bankers, advisors and agents and the Bookrunner personal data and any information which they require about you or the person(s) for whose benefit you have made your application.

In order for a **YELLOW** Application Form to be valid:

(i) **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):**

- the designated CCASS Participant or its authorized signatories must sign in the appropriate box; and
- the designated CCASS Participant must endorse the Application Form with its company chop (bearing its company name) and insert its CCASS participant I.D. in the appropriate box.

(ii) **If you are applying as an individual CCASS Investor Participant:**

- you must insert your full name and your Hong Kong Identity Card number; and
- you must insert your CCASS participant I.D. and sign in the appropriate box.

(iii) **If you are applying as a joint individual CCASS Investor Participant:**

- you must insert all joint CCASS Investor Participants' names and the Hong Kong Identity Card number of at least one of the joint CCASS Investor Participants; and
- you must insert your CCASS participant I.D. and the authorized signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.

(iv) **If you are applying as a corporate CCASS Investor Participant:**

- you must insert your company name and your company's Hong Kong business registration number; and
- you must insert your CCASS participant I.D. and stamp your company chop (bearing your company's name) and the authorized signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.

The signature(s), number of signatories and form of chop, where appropriate, in each **YELLOW** Application Form should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorized signatory or signatories (if applicable), CCASS participant I.D. or other similar matters may render the application invalid.

Members of the Public: Time for Applying for Hong Kong Offer Shares

Completed **WHITE** or **YELLOW** Application Forms, with payment attached, must be lodged by **12:00 noon** on Thursday, June 10, 2004, or, if the application lists are not open on that day, by the time and date stated in the sub-paragraph entitled "How to Apply for Hong Kong Offer Shares—Effect of Bad Weather on the Opening of the Application Lists" below.

Your completed Application Form, with payment attached, should be deposited in the special collection boxes provided at any of the branches of Bank of China (Hong Kong) Limited which are listed above in the paragraph entitled "—Where to Collect the Application Forms" at the following times:

Monday, June 7, 2004—9:00 a.m. to 4:00 p.m.

Tuesday, June 8, 2004—9:00 a.m. to 4:00 p.m.

Wednesday, June 9, 2004—9:00 a.m. to 4:00 p.m.

Thursday June 10, 2004—9:00 a.m. to 12.00 noon

The application lists will be open **from 11:45 a.m. to 12:00 noon** on Thursday, June 10, 2004.

The applications for the Hong Kong Offer Shares will not be processed and no allotment of any such Shares will be made until after the closing of the application lists. No allocation of any of the Hong Kong Offer Shares will be made later than July 7, 2004.

Effect of Bad Weather on the Opening of the Application Lists

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning,

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, June 10, 2004. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Publication of Results

The Company expects to announce the basis of allotment, the results of applications and the Hong Kong Identity Card/passport/Hong Kong Business Registration numbers of successful applicants under the Hong Kong Public Offering on Tuesday, June 15, 2004 in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

Despatch/Collection of Share Certificates and Refund Cheques

Your application monies, or an appropriate portion thereof, together with the related brokerage fee, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy, will be refunded without interest if:

- your application is rejected, not accepted or only accepted in part;
- the Offer Price as finally determined is less than the offer price of HK$3.70 per Share (excluding brokerage, the Stock Exchange trading fee, SFC transaction levy and investor compensation levy thereon) paid on application;
- the conditions of the Offering are not fulfilled in accordance with the paragraph entitled "Structure of the Offering—Conditions of the Hong Kong Public Offering" in this Prospectus; or
- any application is revoked or any allocation pursuant thereto has become void.

It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

No temporary document of title will be issued in respect of the Hong Kong Offer Shares. No receipt will be issued for sums paid on application but, subject to personal collection as mentioned below, in due course there will be sent to you (or, in the case of joint applicants, to the first-named applicant) by ordinary post, at your own risk, to the address specified on your Application Form:

- for applicants on **WHITE** Application Forms: (i) share certificate(s) for all the Hong Kong Offer Shares applied for, if the application is wholly successful; or (ii) share

certificate(s) for the number of Hong Kong Offer Shares successfully applied for, if the application is partially successful; and/or

- for applicants on **WHITE** and **YELLOW** Application Forms, a refund cheque(s) crossed "Account Payee Only" in favor of the applicant (or, in the case of joint applicants, the first-named applicant) for: (i) the surplus application monies for the Hong Kong Offer Shares unsuccessfully applied for, if the application is partially unsuccessful; or (ii) all the application monies, if the application is wholly unsuccessful; and/or (iii) the difference between the Offer Price and the initial price per Share paid on application in the event that the Offer Price is less than the initial price per Share paid on application, in each case including related brokerage fee of 1%, a Stock Exchange trading fee of 0.005%, a SFC transaction levy of 0.005% and an investor compensation levy of 0.002% attributable to such refund/surplus monies but without interest.

Subject to personal collection as mentioned below, refund cheques for surplus application monies (if any) and share certificates for successful applicants under **WHITE** Application Forms are expected to be posted on Tuesday, June 15, 2004. The Company reserves the right to retain any share certificate(s) and any surplus application monies pending clearance of cheque(s) or banker's cashier order(s).

If you apply for 1,000,000 Hong Kong Offer Shares or more on a **WHITE** or **YELLOW** Application Form and have indicated in your Application Form that you wish to collect refund cheque(s) (where applicable) and/or share certificate(s) (for applicants using **WHITE** Application Forms) in person, you may collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) from Computershare Hong Kong Investor Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, June 15, 2004 or any other date notified by us in the newspapers as the date of despatch of share certificates/refund cheques.

- If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your corporation's chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar.

- If you do not collect your refund cheque(s) and/or share certificate(s) personally within the time period specified for collection, it/they will be despatched promptly to you by ordinary post to the address as specified in your Application Form at your own risk.

If you have applied for less than 1,000,000 Shares or if you have applied for 1,000,000 Shares or more on a **WHITE** or **YELLOW** Application Form but have not indicated in your Application Form that you wish to collect your share certificate(s) (for applicants using **WHITE** Application Forms) and/or refund cheque(s) (where applicable) in person, then your share certificate(s) (where applicable) and/or refund cheque(s) (where applicable) will be sent to the

address on your Application Form on Tuesday, June 15, 2004 by ordinary post and at your own risk.

Share certificates will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms, expected to be around 8:00 a.m. on Wednesday, June 16, 2004.

Deposit of Share Certificates into CCASS

If you apply for Hong Kong Offer Shares using a **YELLOW** Application Form and your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your Application Form at the close of business on Tuesday, June 15, 2004, or in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant), for Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant, the Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Tuesday, June 15, 2004. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, June 15, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Wednesday, June 16, 2004 (i.e. the next business day following the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account and the credit of the refund monies to your designated bank account), you can check the number of Hong Kong Offer Shares allocated to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account.

If you have applied for 1,000,000 Hong Kong Offer Shares or more and you have elected on your **YELLOW** Application Form to collect your refund cheque (where applicable) in person, please follow the same instructions as those for **WHITE** Application Form applicants as described above.

Share certificates credited to the stock account of your designated CCASS Participant or your CCASS Investor Participant stock account will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms, expected to be around 8:00 a.m. on Wednesday, June 16, 2004.

APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

General

CCASS Participants may give **electronic application instructions** to HKSCC to apply for the Hong Kong Offer Shares and to arrange payment of the monies due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a CCASS Investor Participant, you may give **electronic application instructions** through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time).

HKSCC can also input **electronic application instructions** for you if you go to:

Hong Kong Securities Clearing Company Limited
Customer Service Centre
Upper Ground Floor
V-Heun Building
128-140 Queen's Road
Central Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** via CCASS terminals to apply for the Hong Kong Offer Shares on your behalf.

You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application, whether submitted by you or through your broker or custodian, to the Company and our Share Registrar.

Application for Hong Kong Offer Shares by HKSCC Nominees on Your Behalf

Where a **WHITE** Application Form is signed by HKSCC Nominees on behalf of persons who have given **electronic application instructions** to apply for the Hong Kong Offer Shares:

(i) HKSCC Nominees is only acting as a nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** Application Form or this Prospectus;

(ii) HKSCC Nominees does the following things on behalf of each such person:

- agrees that the Hong Kong Offer Shares to be allotted shall be issued in the name of HKSCC Nominees and deposited directly into CCASS for the credit of the stock account of the CCASS Participant who has inputted **electronic**

application instructions on that person's behalf or that person's CCASS Investor Participant stock account;

- undertakes and agrees to accept the Hong Kong Offer Shares in respect of which that person has given **electronic application instructions** or any lesser number;
- undertakes and confirms that that person has not applied for or taken up any Shares under the International Placing nor otherwise participated in the International Placing;
- (if the **electronic application instructions** are given for that person's own benefit) declares that only one set of **electronic application instructions** has been given for that person's benefit;
- (if that person is an agent for another person) declares that that person has only given one set of **electronic application instructions** for the benefit of that other person and that that person is duly authorised to give those instructions as that other person's agent;
- understands that the above declaration will be relied upon by the Company, the Directors and the Bookrunner in deciding whether or not to make any allotment of Hong Kong Offer Shares in respect of the **electronic application instructions** given by that person and that that person may be prosecuted if he makes a false declaration;
- authorises the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Hong Kong Offer Shares allotted in respect of that person's **electronic application instructions** and to send share certificate(s) and/or refund monies in accordance with the arrangements separately agreed between the Company and HKSCC;
- confirms that that person has read the terms and conditions and application procedures set out in this Prospectus and agrees to be bound by them;
- confirms that that person has only relied on the information and representations in this Prospectus in giving that person's **electronic application instructions** or instructing that person's broker or custodian to give **electronic application instructions** on that person's behalf and will not rely on any other information and representations save as set out in any supplement to this Prospectus;
- agrees that the Company and the Directors, and any person who has authorized this Prospectus, are liable only for the information and representations contained in this Prospectus and any supplement thereto;
- agrees to disclose that person's personal data to the Company and its registrar, receiving bankers, advisers and agents and the Bookrunner and any information which they may require about that person;
- agrees (without prejudice to any other rights which that person may have) that once the application of HKSCC Nominees is accepted, the application cannot be rescinded for innocent misrepresentation;
- agrees that that person cannot revoke the **electronic application instructions** before June 15, 2004, such agreement to take effect as a

collateral contract with the Company and to become binding when that person gives the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before Thursday, June 10, 2004 except by means of one of the procedures referred to in this Prospectus. However, that person may revoke the instructions before June 15, 2004 if a person responsible for this Prospectus under Section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus;

- agrees that once the application of HKSCC Nominees is accepted, neither that application nor that person's **electronic application instructions** can be revoked, and that acceptance of that application will be evidenced by the announcement of the results of the Hong Kong Public Offering published by the Company;
- agrees to the arrangements, undertakings and warranties specified in the participant agreement between that person and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of **electronic application instructions** relating to Hong Kong Offer Shares;
- agrees with the Company and each Shareholder (and so that the Company will be deemed by its acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for itself and on behalf of each Shareholder of the Company, with each CCASS Participant giving **electronic application instructions**) to observe and comply with the Companies Law and the Articles of Association;
- agrees with the Company and each Shareholder that Shares in the Company are freely transferable by the holders thereof;
- agrees that that person's application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.

Effect of Giving Electronic Application Instructions to HKSCC

By giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to have done the following things. Neither HKSCC nor HKSCC Nominees shall be liable to the Company or any other person in respect of the things mentioned below:

- instructed and authorised HKSCC to cause HKSCC Nominees (acting as nominee for the relevant CCASS Participants) to apply for the Hong Kong Offer Shares on your behalf;
- instructed and authorised HKSCC to arrange payment of the maximum offer price, brokerage, SFC transaction levy, investor compensation levy and Stock Exchange

trading fee by debiting your designated bank account and, in the case of a wholly or partially unsuccessful application and/or the Offer Price is less than the initial price per Share paid on application, refund of the application monies, in each case including brokerage, SFC transaction levy, investor compensation levy and Stock Exchange trading fee, by crediting your designated bank account; or

- instructed and authorised HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to do on your behalf in the **WHITE** Application Form.

Multiple Applications

If you are suspected of having made multiple applications or if more than one application is made for your benefit (details more particularly described in the paragraph entitled "—How Many Applications You May Make"), the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any **electronic application instructions** to make an application for the Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application.

Time for Inputting Electronic Application Instructions

CCASS Participants can input **electronic application instructions** at the following times on the following dates:

Monday, June 7, 2004—9:00 a.m. to 7:00 p.m.(1)

Tuesday, June 8, 2004—9:00 a.m. to 7:00 p.m.(1)

Wednesday, June 9, 2004—9:00 a.m. to 7:00 p.m.(1)

Thursday, June 10, 2004—9:00 a.m. to 12:00 noon

(1) These times are subject to changes as HKSCC may determine from time to time with prior notification to CCASS Participants.

Effect of Bad Weather on the Last Application Day

The latest time for inputting your **electronic application instructions** will be 12:00 noon on Thursday, June 10, 2004, the last application day. If:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal

is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, June 10, 2004, the last application day will be postponed to the next business day which does not have either of those warning signals in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on such day.

Allocation of Hong Kong Offer Shares

For the purposes of allocating Hong Kong Offer Shares, HKSCC Nominees will not be treated as an applicant. Instead, each CCASS Participant who gives **electronic application instructions** or each person for whose benefit each such instructions is given will be treated as an applicant.

Deposit of Share Certificates into CCASS and Refund of Application Monies

- No temporary documents of title will be issued. No receipt will be issued for application monies received.
- If your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for the credit of the stock account of the CCASS Participant which you have instructed to give **electronic application instructions** on your behalf or your CCASS Investor Participant stock account at the close of business on Tuesday, June 15, 2004 or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.
- The Company expects to publish the application results of CCASS Participants (and where the CCASS Participant is a broker or custodian, the Company will include information relating to the relevant beneficial owner (if supplied)), your Hong Kong Identity Card/passport number or other identification code (Hong Kong Business Registration number for corporations) and the basis of allotment of the Hong Kong Public Offering in the newspapers on Tuesday, June 15, 2004. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, June 15, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees.
- If you have instructed your broker or custodian to give **electronic application instructions** on your behalf, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you with that broker or custodian.
- If you have applied as a CCASS Investor Participant, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Tuesday, June 15, 2004. On Wednesday, June 16, 2004, (i.e., the next business day following the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account and the credit of the refund monies to your designated bank account), HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account and the amount of refund monies (if any) credited to your designated bank account.
- Refund of your application monies (if any) in respect of wholly and partially unsuccessful applications and/or difference between the Offer Price and the initial

price per Share paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005%, will be credited to your designated bank account or the designated bank account of your broker or custodian on Tuesday, June 15, 2004. No interest will be paid thereon.

Share certificates credited to the stock account of your designated CCASS Participant or your CCASS Investor Participant stock account will only become valid certificates of title provided that the Hong Kong Public Offering has become unconditional and not having been terminated in accordance with its terms, expected to be around 8:00 a.m. on Wednesday, June 16, 2004.

Section 40 of the Companies Ordinance

For the avoidance of doubt, the Company and all other parties involved in the preparation of this Prospectus acknowledge that each CCASS Participant who gives or causes to give **electronic application instructions** is a person who may be entitled to compensation under Section 40 of the Companies Ordinance.

Personal Data

The section of the Application Form headed "Personal Data" applies to any personal data held by the Company and the registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

Warning

The subscription of the Hong Kong Offer Shares by giving **electronic application instructions** to HKSCC is only a facility provided to CCASS Participants. The Company, the Directors, the Bookrunner and the Hong Kong Underwriters take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Hong Kong Offer Shares.

To ensure that CCASS Investor Participants can give their **electronic application instructions** to HKSCC through the CCASS Phone System or the CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input their **electronic application instructions** to the systems. In the event that CCASS Investor Participants have problems connecting to the CCASS Phone System or the CCASS Internet System to submit their **electronic application instructions**, they should either: (i) submit a **WHITE** or **YELLOW** Application Form; or (ii) go to HKSCC's Customer Service Centre to complete an input request form for **electronic application instructions** before 12:00 noon on Thursday, June 10, 2004.

HOW MANY APPLICATIONS YOU MAY MAKE

You may make more than one application for the Hong Kong Offer Shares only if:

You are a **nominee,** in which case you may both give **electronic application instructions** to HKSCC (if you are a CCASS Participant) and lodge more than one

Application Form in your own name if each application is made on behalf of different owners. In the box on the Application Form marked "For nominees" you must include:

- an account number; or
- some other identification code

for **each** beneficial owner. If you do not include this information, the application will be treated as being made for your benefit.

Otherwise, multiple applications are not allowed.

It will be a term and condition of all applications that by completing and delivering an Application Form or by giving **electronic application instructions** to HKSCC, you:

- (if the application is made for your own benefit) warrant that such application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that such application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC, and that you are duly authorised to submit such application as that other person's agent.

Except where you are a nominee and provide the information required to be provided in your application, all of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC; or
- both apply (whether individually or jointly) on one **WHITE** Application Form and one **YELLOW** Application Form or on one **WHITE** or **YELLOW** Application Form and give **electronic application instructions** to HKSCC; or
- apply on one **WHITE** or **YELLOW** Application Form (whether individually or jointly) or by giving **electronic application instructions** to HKSCC for more than the total number of the Hong Kong Offer Shares initially being offered for public subscription in either Pool A or Pool B as more particularly described in the paragraph entitled "Structure of the Offering—The Hong Kong Public Offering"; or
- have applied for or taken up or indicated an interest for or have been or will be placed (including conditionally and/or provisionally) Offer Shares under the International Placing.

All of your applications will also be rejected as multiple applications if more than one application is made for **your benefit** (including the part of an application made by HKSCC Nominees acting on **electronic application instructions**). If an application is made by an unlisted company and:

- the principal business of that company is dealing in securities; and

- you exercise statutory control over that company,

then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of that company; or
- control more than half of the voting power of that company; or
- hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED HONG KONG OFFER SHARES

Full details of the circumstances in which you will not be allocated Hong Kong Offer Shares are set out in the notes attached to the Application Forms (whether you are making your application by an Application Form or by electronically instructing HKSCC to cause HKSCC Nominees to apply on your behalf), and you should read them carefully. You should note in particular the following situations in which Hong Kong Offer Shares will not be allotted to you.

Your Application May be Revoked under Limited Circumstances

By completing and submitting an Application Form or submitting **electronic application instructions** to HKSCC you agree that you cannot revoke your application on or before June 15, 2004. This agreement will take effect as a collateral contract with the Company, and will become binding when you submit your application. This collateral contract will be in consideration of our agreeing that the Company will not offer any Offer Shares to any person before June 10, 2004 except by means of one of the procedures referred to in the Prospectus.

You may only revoke your application on or before June 15, 2004 if a person responsible for this Prospectus under section 40 of the Companies Ordinance (as applied by Section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for the Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the announcement of the results of allotment, and where such basis of allotment is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

Your Application May be Rejected at Our Discretion or Our Agent's Discretion

The Company and its agents, and their respective agents or nominees, have full discretion to reject or accept any application, or to accept only part of an application. The Company, and the Hong Kong Underwriters, in their capacity as agents for the Company, and their respective agents or nominees, do not have to give any reason for any rejection or acceptance.

Your Allotment of Hong Kong Offer Shares May be Void:

The allotment of Hong Kong Offer Shares to you or to HKSCC Nominees (if you give **electronic application instruction** to HKSCC or apply by a **YELLOW** Application Form) will be void if the Listing Committee of the Stock Exchange does not grant permission to list the Shares either:

- within three weeks from the closing of the applications lists; or
- within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies our Company of that longer period within three weeks of the closing date of the application lists.

Your Application will be Rejected if You Do Not Comply with Certain Conditions

Your application will be rejected if:

- it is a multiple application or a suspected multiple application;
- your Application Form is not filled in correctly in accordance with the instructions as stated in the Application Form (if you apply by an Application Form);
- your payment is not made correctly;
- you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonored on its first presentation; or
- you or the person for whose benefits you apply for have taken up or indicated an interest or applied for or received or have been or will be placed or allocated (including conditionally and/or provisionally) Shares in the International Placing.

  By filling in any of the Application Forms or applying by giving electronic instructions to HKSCC, you agree not to apply for International Placing Shares. Reasonable steps will be taken to identify and reject applications in the Hong Kong Public Offering from investors who have received International Placing Shares, and to identify and reject indications of interest in the International Placing from investors who have received Hong Kong Offer Shares in the Hong Kong Public Offering.

Your Application Will Not be Accepted under certain Circumstances

Your application (and HKSCC Nominees' application) will not be accepted if either:

- the Hong Kong Underwriting Agreement or International Purchase Agreement does not become unconditional; or
- the Hong Kong Underwriting Agreement or International Purchase Agreement is terminated in accordance with its respective terms.

HOW MUCH ARE THE HONG KONG OFFER SHARES

The maximum Offer Price is HK$3.70 per Offer Share. You must also pay a brokerage fee of 1%, the Stock Exchange trading fee of 0.005%, SFC transaction levy of 0.005% and an investor compensation levy of 0.002% in full. This means that for every board lot of 1,000 Offer Shares you must pay HK$3.70 at the time of application. The Application Forms have tables showing the exact amount payable for certain multiples of Offer Shares up to 21,008,000 Shares.

You must pay the amount payable upon application for the Shares by one cheque or one banker's cashier order in accordance with the terms set out in the Application Form (if you apply by an Application Form).

If your application is successful, the brokerage fee will be paid to participants of the Stock Exchange or the Stock Exchange (as the case may be), the trading fee will be paid to the Stock Exchange and the SFC transaction levy and investor compensation fee will be paid to the SFC.

If the Offer Price is finally determined is less than the offer price per Share (excluding brokerage, SFC transaction levy and Stock Exchange trading fee thereon) initially paid on application, we will refund the surplus application monies, together with the related brokerage of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and Stock Exchange trading fee of 0.005%, without interest.

In a contingency situation involving a substantial over-subscription, at the discretion of us and the Bookrunner, cheques for applications on Application Forms for certain small denominations of Hong Kong Offer Shares (apart from successful applications) may not be cleared.

Details of the procedure for refund are more particularly described in the paragraph entitled "—Despatch/Collection of share certificates and refund cheques" and "—Deposit of share certificates into CCASS and refund of application monies".

MINIMUM SUBSCRIPTION AMOUNT AND PERMITTED MULTIPLES

Applications must be made for a minimum of 1,000 Hong Kong Offer Shares. Applications in respect of more than 1,000 Hong Kong Offer Shares must be in one of the multiples set out in the table in the Application Forms (even if applications are made by **electronic application instructions** to HKSCC). No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected.

COMMENCEMENT OF DEALINGS IN OUR SHARES ON THE STOCK EXCHANGE

Dealings in the Shares on the Stock Exchange are expected to commence on Wednesday, June 16, 2004. The Shares will be traded on the Stock Exchange in board lots of 1,000 Offer Shares. The stock code of the Shares is 700.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of, and permission to deal in, the Shares and the Company complies with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares to be admitted into CCASS.

Investors should seek the advice of their stockbroker or other professional adviser for details of the settlement arrangements as such arrangements may affect their rights and interests.

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PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

The Directors
Tencent Holdings Limited
Goldman Sachs (Asia) L.L.C.

7 June 2004

Dear Sirs

We set out below our report on the financial statements (the "Financial Statements") of Tencent Holdings Limited ("the Company") and the Group, as defined in note 1 of Section I in this Appendix, for each of the years ended 31 December 2001, 2002 and 2003 and the three months ended 31 March 2003 and 2004 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 7 June 2004 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company was incorporated in the British Virgin Islands ("BVI") on 23 November 1999 under the name of Keyword Technology Limited and subsequently changed its name to OICQ.com Limited, Tencent (BVI) Limited and Tencent Holdings Limited on 29 December 1999, 7 June 2001 and 11 February 2004 respectively. On 27 February 2004, the Company's registration was transferred to the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands.

As explained in notes 1 and 3(a) of Section I in this Appendix and in the section headed "Our History and Structure" in the Prospectus, the operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in 1998 in the People's Republic of China ("the PRC") by certain shareholders of the Company who are citizens in the PRC ("the Registered Shareholders"). In order to enable certain foreign companies to make investments into the business of the Group, the Company and its first wholly owned subsidiary were established, which were substantially owned by the Registered Shareholders in similar proportions to their shareholding in Tencent Computer at the time of establishment. The non-PRC investors of the Company then subscribed to additional equity interests of the Company. The Financial Statements for the Relevant Periods include those of the Company, its wholly owned subsidiaries, Tencent Computer and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan Technology"). Tencent Computer and Shiji Kaixuan Technology are consolidated as subsidiaries because they are controlled by the Company through certain contractual arrangements between the Company, the Company's wholly owned subsidiaries, Tencent Computer, Shiji Kaixuan Technology and the Registered Shareholders, which transfer substantially all the economic risks and rewards of Tencent Computer and Shiji Kaixuan Technology to the Company.

Please refer to note 1 of Section I in this Appendix for details of subsidiaries in which the Company has direct and/or indirect interests, as well as companies in the PRC consolidated for accounting purposes as at the date of this report. All these subsidiaries and companies consolidated for accounting purposes have substantially the same characteristics as Hong Kong incorporated private companies.

All companies comprising the Group have adopted 31 December as their financial year end date. No audited financial statements have been prepared for the Company and its subsidiaries incorporated in the BVI since their dates of incorporation as there is no statutory audit requirement in their respective jurisdictions of incorporation/registration.

Details of the companies comprising the Group, which were incorporated in the PRC, and their auditors are set out in note 1 of Section I in this Appendix. The audited accounts of these companies were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises ("PRC GAAP").

For the purpose of this report, the directors of the Company have prepared the financial statements of the Company and consolidated financial statements of the Group in accordance with International Financial Reporting Standards ("IFRS") (the "IFRS Accounts") for the Relevant Periods for which the directors of the Company are solely responsible. We have carried out an independent audit of the IFRS Accounts for the Relevant Periods in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial information as set out in Section I of this Appendix (the "Financial Statements") has been prepared based on the IFRS Accounts and no adjustments are considered necessary. We have examined the IFRS Accounts and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKSA.

The directors of the Company, at the Relevant Periods, are responsible for preparing the IFRS Accounts which give a true and fair view. In preparing the IFRS Accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of the Company are responsible for the Financial Statements. It is our responsibility to form an independent opinion, based on our examination, on the Financial Statements and to report our opinion thereon.

In our opinion, the Financial Statements, prepared based on IFRS, give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001, 2002 and 2003 and 31 March 2004 and of the consolidated results and cash flows of the Group for the Relevant Periods.

(I) FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	For the year ended 31 December			For the three months ended 31 March	
		2001	2002	2003	2003	2004
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues						
Mobile and telecommunication value-added services		37,960	198,818	467,369	84,297	142,817
Internet value-added services		944	40,819	229,690	33,012	104,586
Online advertising		7,735	19,188	32,841	6,818	8,215
Others		2,437	4,282	5,057	866	1,935
	4	49,076	263,107	734,957	124,993	257,553
Cost of revenues	5	(18,044)	(71,674)	(229,548)	(36,339)	(87,368)
Gross profit	4	31,032	191,433	505,409	88,654	170,185
Other operating (expenses)/income, net		(82)	(242)	(1,226)	36	18
Selling and marketing expenses		(4,312)	(19,437)	(55,967)	(12,313)	(23,044)
General and administrative expenses		(16,297)	(28,860)	(112,011)	(16,652)	(34,074)
Profit from operations	6	10,341	142,894	336,205	59,725	113,085
Finance (expenses)/income, net	7	(125)	871	2,004	(257)	931
Profit before taxation		10,216	143,765	338,209	59,468	114,016
Taxation	12	—	(3,058)	(16,013)	(2,123)	(6,712)
Profit for the year/period	13	10,216	140,707	322,196	57,345	107,304
Earnings per share						
—basic (RMB)	15	0.009	0.104	0.244	0.042	0.085
—diluted (RMB)	15	0.008	0.104	0.244	0.042	0.085
Proposed dividends	14	—	10,334	28,935	N/A	N/A
Proposed dividends per share (RMB)	14	—	0.008	0.023	N/A	N/A

CONSOLIDATED BALANCE SHEETS—THE GROUP

	Note	As at 31 December 2001 RMB'000	2002 RMB'000	2003 RMB'000	As at 31 March 2004 RMB'000
Assets					
Non-current assets					
Fixed assets	16	16,868	38,851	80,139	87,961
Deposit in connection with the formation of Shiji Kaixuan Technology	27(f)	—	—	11,000	—
Current assets					
Accounts receivable	18	8,500	59,094	99,726	130,726
Amounts due from shareholders	27(e)	82	82	82	82
Prepayments, deposits and other receivables	19	369	2,945	35,872	46,174
Term deposits with initial term of over three months	20	—	67,440	23,311	48,141
Cash and cash equivalents	21	39,723	45,254	325,586	329,332
		48,674	174,815	484,577	554,455
Total assets		65,542	213,666	575,716	642,416
Equity and liabilities					
Current liabilities					
Other payables and accruals	22	5,273	3,615	59,301	56,571
Amounts due to shareholders	27(d)	8,919	—	—	—
Amounts due to related parties	27(c)	—	1,499	—	—
Dividends payable	14	—	—	—	1,963
Income taxes payable		—	—	7,115	13,465
Other taxes payable		3,026	7,021	32,679	16,957
Deferred revenue		—	523	3,676	1,783
		17,218	12,658	102,771	90,739
Non-current liabilities					
Deferred tax liabilities	23	—	3,058	988	1,351
Total liabilities		17,218	15,716	103,759	92,090
Shareholders' equity					
Share capital	24	146	149	138	138
Reserves	25	48,178	197,801	471,819	550,188
Total shareholders' equity		48,324	197,950	471,957	550,326
Total liabilities and shareholders' equity		65,542	213,666	575,716	642,416

BALANCE SHEETS—THE COMPANY

	Note	As at 31 December			As at 31 March
		2001	2002	2003	2004
		RMB'000	RMB'000	RMB'000	RMB'000
Assets					
Non-current assets					
Fixed assets	16	3,336	2,665	1,912	1,724
Interests in group companies	1, 17	16,534	16,534	16,534	—
		19,870	19,199	18,446	1,724
Current assets					
Amounts due from shareholders	27(e)	82	82	82	82
Amounts due from group companies	17	30,305	65,315	21,309	22,309
Prepayments, deposits and other receivables	19	—	45	150	1,207
Term deposits with initial term of over three months	20	—	4,134	—	24,830
Cash and cash equivalents	21	20,071	22,772	128,761	70,838
		50,458	92,348	150,302	119,266
Total assets		70,328	111,547	168,748	120,990
Equity and liabilities					
Current liabilities					
Other payables and accruals	22	213	—	6,146	5,057
Amounts due to shareholders	27(d)	8,919	—	—	—
Amounts due to related parties	27(c)	—	1,499	—	—
Dividends payable	14	—	—	—	1,963
Total liabilities		9,132	1,499	6,146	7,020
Shareholders' equity					
Share capital	24	146	149	138	138
Reserves	25	61,050	109,899	162,464	113,832
Total shareholders' equity		61,196	110,048	162,602	113,970
Total liabilities and shareholders' equity		70,328	111,547	168,748	120,990

Due to the fact that a subsidiary of the Company and Tencent Computer had accumulated losses carried forward from prior years and Tencent Computer also reported losses for the year ended 31 December 2001, as a result, the total shareholders' equity of the Company reported a larger amount than that of the Group as at 31 December 2001.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

a. For the years ended 31 December 2001, 2002 and 2003:

	Note	Share capital	Share premium	Capital reserve (Note i)	Statutory reserves	(Accumulated deficit)/ Retained earnings	Total shareholders' equity
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2001		137	18,132	1,000	—	(7,227)	12,042
Conversion of Convertible Notes into ordinary shares	24(c)	6	17,141	—	—	—	17,147
Shares issued during the year	24(d)	3	8,916	—	—	—	8,919
Profit for the year		—	—	—	—	10,216	10,216
Balance at 31 December 2001/1 January 2002		146	44,189	1,000	—	2,989	48,324
Shares issued during the year	24(e)	3	8,916	—	—	—	8,919
Profit for the year		—	—	—	—	140,707	140,707
Balance at 31 December 2002/1 January 2003		149	53,105	1,000	—	143,696	197,950
Profit appropriations to statutory reserves	25	—	—	—	3,653	(3,653)	—
Transfer to capital reserve (note i)		—	—	19,000	—	(19,000)	—
Dividends paid	14	—	—	—	—	(10,334)	(10,334)
Shares cancelled during the year	24(f)	(10)	(37,844)	—	—	—	(37,854)
Shares cancelled after share split during the year	24(h)	(1)	—	—	—	—	(1)
Profit for the year		—	—	—	—	322,196	322,196
Balance at 31 December 2003		138	15,261	20,000	3,653	432,905	471,957

b. For the three months ended 31 March 2003 and 2004:

	Note	Share capital	Share premium	Capital reserve (Note i)	Statutory reserves	(Accumulated deficit)/ Retained earnings	Total shareholders' equity
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 31 December 2002/1 January 2003		149	53,105	1,000	—	143,696	197,950
Dividends paid	14	—	—	—	—	(10,334)	(10,334)
Profit for the period		—	—	—	—	57,345	57,345
Balance at 31 March 2003		149	53,105	1,000	—	190,707	244,961
Balance at 31 December 2003/1 January 2004		138	15,261	20,000	3,653	432,905	471,957
Dividends proposed/paid	14	—	—	—	—	(28,935)	(28,935)
Profit for the period		—	—	—	—	107,304	107,304
Balance at 31 March 2004		138	15,261	20,000	3,653	511,274	550,326

Note i: The capital reserve arises on elimination of the share capital of Tencent Computer (refer to note 1 on the accounting for the formation of the Group). The transfer to capital reserve in 2003 represents the increase in Tencent Computer's registered capital by way of capitalisation of reserves.

CONSOLIDATED CASH FLOW STATEMENTS

	Note	For the year ended 31 December			For the three months ended 31 March	
		2001	2002	2003	2003	2004
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash flows from operating activities						
Profit for the year/period		10,216	140,707	322,196	57,345	107,304
Taxation		—	3,058	16,013	2,123	6,712
Depreciation on fixed assets		2,448	6,155	17,188	2,426	5,731
Loss on disposal of fixed assets		—	18	983	—	—
Interest income		(395)	(936)	(2,572)	(296)	(849)
Interest expenses		617	—	—	—	—
Changes in working capital						
Increase in accounts receivable		(8,500)	(50,594)	(40,632)	(20,612)	(31,000)
Decrease/(increase) in prepayments, deposits and other receivables		112	(2,089)	(32,797)	(1,446)	(10,265)
Increase/(decrease) in other payables and accruals, and other taxes payable		7,343	2,337	81,344	9,370	(18,452)
Increase/(decrease) in amounts due to shareholders	26(b)	8,919	(8,919)	—	—	—
Increase/(decrease) in amounts due to related parties		—	1,499	(1,499)	(1,499)	—
Increase/(decrease) in deferred revenue		—	523	3,153	296	(1,893)
Cash generated from operations		20,760	91,759	363,377	47,707	57,288
Interest paid		(4)	—	—	—	—
Taxation paid		—	—	(10,968)	—	—
Net cash generated from operating activities		20,756	91,759	352,409	47,707	57,288
Cash flows from investing activities						
Purchase of fixed assets		(11,456)	(28,156)	(59,459)	(8,338)	(13,553)
(Increase)/decrease in term deposits with initial term of over three months		—	(67,440)	44,129	4,133	(24,830)
Deposit in connection with the formation of Shiji Kaixuan Technology	27(f)	—	—	(11,000)	—	—
Capital contribution in Shiji Kaixuan Technology	27(f)	—	—	—	—	11,000
Interest income received		395	449	2,442	783	813
Net cash used in investing activities		(11,061)	(95,147)	(23,888)	(3,422)	(26,570)
Cash flows from financing activities	26(a)					
Repayment of short-term bank loans		(800)	—	—	—	—
Redemption of shares		—	—	(37,855)	—	—
Proceeds from issue of shares		8,919	8,919	—	—	—
Dividends paid		—	—	(10,334)	(10,334)	(26,972)
Net cash generated from/(used in) financing activities		8,119	8,919	(48,189)	(10,334)	(26,972)
Net increase in cash and cash equivalents		17,814	5,531	280,332	33,951	3,746
Cash and cash equivalents at beginning of year/period		21,909	39,723	45,254	45,254	325,586
Cash and cash equivalents at end of year/period		39,723	45,254	325,586	79,205	329,332

NOTES TO THE FINANCIAL STATEMENTS

1. Formation of the group and nature of operations

Tencent Holdings Limited ("the Company") was incorporated in the British Virgin Islands on 23 November 1999 under the name of Keyword Technology Limited and subsequently changed its name to OICQ.com Limited and Tencent (BVI) Limited on 29 December 1999 and 7 June 2001, respectively. On 11 February 2004, the Company was renamed to Tencent Holdings Limited. The Company was re-domiciled to the Cayman Islands on 27 February 2004. The Company, its subsidiaries and companies consolidated for accounting purposes (explained below), collectively referred to the "Group", is a provider of Internet and mobile value-added services to users in the People's Republic of China ("the PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998. Tencent Computer is legally owned by the core founders of the Company who are PRC citizens ("the Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by Tencent Computer. In order to enable certain foreign companies to make investments into the business of the Group, the Company's first subsidiary company, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC, was established on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interests of the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, Tencent Computer and the Registered Shareholders so that the decision-making rights and operating and financing activities of Tencent Computer are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by Tencent Computer under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in Tencent Computer to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

Further, pursuant to the contractual arrangements between the Company and Tencent Computer, the Group owns the intellectual property developed by Tencent Computer and it collects revenue of Tencent Computer. It also receives the cash flow derived from the operations of Tencent Computer through the levying of service and consultancy fees and sales of software. The ownership interests in Tencent Computer have also been pledged by the Registered Shareholders to the Group.

On formation of the Group in 2000, all of the participating entities were under the control of the same shareholders in similar proportions. This was achieved via direct or indirect ownership as well as, in the case of the control over Tencent Computer, via contractual provisions. As a result, the formation of the Group was accounted for as a

NOTES TO THE FINANCIAL STATEMENTS

1. Formation of the group and nature of operations (continued)

business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. The Relevant Periods are presented as if these three entities had always been combined. This approach was adopted because in management's belief it best reflects the substance of the formation.

The Registered Shareholders began to establish another company, Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan Technology") in the PRC on behalf of the Group, and the Company also acquired two subsidiaries, Tencent Limited and Realtime Century Technology Limited, which were incorporated in the British Virgin Islands, towards the end of 2003. The required capital contribution of Shiji Kaixuan Technology of RMB11 million was advanced by Tencent Technology. The Shiji Kaixuan Technology was formally approved for incorporation on 13 January 2004 with similar contractual arrangements made with the Company and companies within the Group (see note 27(f) for details). On 8 February 2004, another subsidiary, Shidai Zhaoyang Technology (Shenzhen) Company Limited, was incorporated in the PRC.

At the date of this report, the Company has interests in the following companies:

Name	Place and date of incorporation and nature of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective/Deemed interest held	Name of statutory auditors
Shenzhen Tencent Computer Systems Company Limited	Incorporated on 11 November 1998 in the PRC, private limited liability company	Provision of internet instant message and value-added services and of internet advertisement service, Shenzhen	RMB20,000,000	100%	FNT Certified Public Accountants, the PRC
Tencent Technology (Shenzhen) Company Limited	Incorporated on 24 February 2000 in the PRC, wholly foreign owned enterprise	Development of computer software and provision of internet information service, Shenzhen	USD2,000,000	100%	FNT Certified Public Accountants, the PRC
Tencent Limited	Incorporated on 14 March 1997 in the BVI, private limited liability company	Investing holding	USD1	100%	N/A, no statutory audit requirements
Realtime Century Technology Limited	Incorporated on 14 March 1997 in the BVI, private limited liability company	Investing holding	USD1	100%	N/A, no statutory audit requirements

NOTES TO THE FINANCIAL STATEMENTS

1. Formation of the group and nature of operations (continued)

Name	Place and date of incorporation and nature of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective/ Deemed interest held	Name of statutory auditors
Shenzhen Shiji Kaixuan Technology Company Limited	Incorporated on 13 January 2004 in the PRC, private limited liability company	Provision of internet instant message and value-added services and of internet advertisement service, Shenzhen	RMB11,000,000	100%	No auditors appointed
Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang Technology")	Incorporated on 8 February 2004 in the PRC, wholly foreign owned enterprise	Provision of technical and management consultancy services, Shenzhen	USD500,000	100%	No auditors appointed

2. Basis of preparation

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared under the historical cost convention. There are no significant differences between IFRS and generally acceptable accounting principles in Hong Kong in those which are applicable to the preparation of the Financial Statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the Relevant Periods. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group adopted International Accounting Standard ("IAS") 39 "Financial Instruments: Recognition and Measurement" in 2001. The financial effects of adopting this standard were not material. The Group did not early adopt the improvements project released by the International Accounting Standard Board which will be effective for periods starting on or after 1 January 2005.

3. Principal accounting policies

(a) Basis of consolidation

The consolidated financial statements consist of the financial statements of the Company, its subsidiaries, Tencent Computer and Shiji Kaixuan Technology (both companies consolidated for accounting purposes).

The Company has concluded that it is appropriate to include Tencent Computer and Shiji Kaixuan Technology in its consolidated financial statements, notwithstanding the lack of share ownership, because in substance the contractual arrangements described above give the Company control over Tencent Computer and Shiji Kaixuan Technology by way of controlling more than one half of the voting rights of Tencent Computer and Shiji Kaixuan

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(a) Basis of consolidation (continued)

Technology, governing their financial and operating policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual arrangements also transfer the risks and rewards of Tencent Computer and Shiji Kaixuan Technology to the Company.

(b) Subsidiaries and companies consolidated for accounting purposes

Subsidiaries and companies consolidated for accounting purposes are entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. They are consolidated from the date on which control is transferred to the Group and are excluded from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions among companies comprising the Group are eliminated; unrealised losses, if any, are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of these companies have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, interests in subsidiaries and companies consolidated for accounting purposes are stated at cost less provision for impairment losses, if any. The results of these companies are accounted for by the Company on the basis of dividends received and receivable, if applicable.

(c) Foreign currency translation

The Company maintains its books and records in United States Dollars while all its subsidiaries and companies consolidated for accounting purposes maintain their books and records in Renminbi ("RMB"). Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). Due to the fact that the core operations of the Group are conducted in the PRC by the subsidiaries, Tencent Computer and Shiji Kaixuan Technology, both of which have RMB as their measurement currency and reporting currency for their financial statements, management has adopted RMB as the reporting currency for both the financial statements of the Company and the consolidated financial statements of the Group presented in this appendix. Management considers that this adoption enhances the comparison to be made for financial information of the Company and the Group so disclosed.

Transactions in other currencies are translated into RMB using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at the exchange rates prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(d) Fixed assets

Fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes the purchase price of the asset and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is calculated on the straight-line basis to write off the cost less impairment losses of each asset over their estimated useful lives as follows:

Computer equipment	3 to 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

Gains or losses on disposals are determined by comparing proceeds with carrying amount and are included in the consolidated profit and loss account.

Repairs and maintenance are charged to the profit and loss account during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Fixed assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(e) Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease.

(f) Accounts receivable

Accounts receivable are carried at original invoice amounts less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(g) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(h) Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity.

(i) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on interests in group companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(j) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

(ii) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred.

(iii) Equity compensation benefits

Share options are granted to employees. Options are granted at exercise price determined by the Board of Directors of the Company. Options are exercisable during the period from the date of commencement of the options' vesting period or

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(j) Employee benefits (continued)

(iii) Equity compensation benefits (continued)

the date of the initial public offering of the shares of the Company in a stock exchange, whichever is later, to 31 December 2011. When the options are exercised, the proceeds received, net of any related transaction costs, are credited to share capital (at nominal value) and share premium. The Group does not make any charge to staff costs in connection with the share options grants.

(k) Government grants

Grants from government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Under these circumstances, the grants are recognized as income or matched with the associated costs which the grant is intended to compensate.

(l) Provision

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(m) Revenue recognition

The Group principally derives revenues from provision of mobile and telecommunications value-added services, Internet value-added services and online advertising. The Group recognises its revenues (see details for each category below) net of applicable business taxes and other related taxes.

(i) Mobile and telecommunications value-added services

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tones services, music and image/picture downloads, mobile news and information content services and mobile games services.

These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("Mobile and Telecom Service Fees"). These services are predominantly delivered through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom") and they also collect the Mobile and Telecom Service Fees on behalf of the Group.

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(m) Revenue recognition (continued)

(i) Mobile and telecommunications value-added services (continued)

Revenue derived from the mobile and telecommunication value-added services are recognized based on the Mobile and Telecom Services Fees, net of any applicable business taxes and other related taxes and amount of uncollectibles.

In order to derive the Mobile and Telecom Service Fees, China Mobile and China Unicom are entitled to a fixed commission, which is calculated based on agreed percentages of the Mobile and Telecom Service Fees received/receivable by these mobile operators, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these two mobile operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Mobile and Telecom Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Mobile and Telecom Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis. For revenue of which the amounts are not confirmed/advised by the two mobile operators at the time of reporting the financial results of the Group, management of the Group estimates the amount receivable based on historical data and management estimates, which reflect developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Mobile and Telecom Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group, China Mobile and China Unicom. Adjustments are made in subsequent periods in case the actual revenue amounts are different from the original estimates.

(ii) Internet value-added services

Revenue from Internet value-added services ("Internet Service Fees") are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the internet. Similar to (i) above, these services are substantially delivered to the Group's customers through the platforms of various subsidiaries of China Mobile and China Unicom with monthly subscriptions paid/payable by the users. The two operators also collect the subscriptions on behalf of the Group, with an agreed portion retained by them as revenue sharing, the net amounts are remitted to the Group. In addition, a small portion of the Internet Service Fees are prepaid by the customers to the Group such as in the form of prepaid point card.

For services delivered through the mobile operators, the related revenue is recognized on the same basis as mentioned in (i) above. For revenues derived from

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(m) Revenue recognition (continued)

(ii) Internet value-added services (continued)

the sale of prepaid point cards, the related revenues are deferred and recorded as "deferred revenue" in the consolidated balance sheets of the Group as at 31 December 2001 to 2003 and 31 March 2004, where appropriate. The amounts are amortised into income over the estimated consumption period on a straight-line basis.

(iii) Online advertising

Online advertising revenues are derived from fees for selling advertising space on the Group's websites and instant messaging windows in the forms of banners, links and logos, and delivery of advertisements by various means throughout the community created by the Group.

All the advertising contracts are based on the actual time period that the advertisements appear on the Group's web sites or instant messaging windows and the revenues are recognized ratably over the period in which the advertisements are displayed.

(n) Research and development expenses

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. Development costs capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

(o) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

NOTES TO THE FINANCIAL STATEMENTS

3. Principal accounting policies (continued)

(o) Contingent liabilities and contingent assets (continued)

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economics benefits is probable. When inflow is virtually certain, an asset is recognized.

(p) Financial instruments

Financial instruments carried on the consolidated balance sheet include cash and bank balances, deposits in approved financial institutions, accounts receivable, prepayments, deposits and other receivables, other payables and accruals and deferred revenue. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Disclosure about financial instruments of Group are provided in note 30 to the Financial Statements.

(q) Segment reporting

Segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services with a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Unallocated costs represent corporate expenses. Segment assets consist primarily of operating fixed assets and operating receivables and mainly exclude operating cash and deferred tax assets. Segment liabilities comprise items such as operating liabilities and mainly exclude current and deferred tax liabilities. Capital expenditures mainly comprise additions to fixed assets.

Operating expenses of a functional unit are allocated to the relevant segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific segment and corporate expenses are included as unallocated costs.

(r) Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(s) Profit appropriations and distributions

Profit appropriations and distributions proposed or declared after the balance sheet date are disclosed as a post balance sheet date event and are not recognized as a liability at the balance sheet date. This has been applied throughout the Relevant Periods.

NOTES TO THE FINANCIAL STATEMENTS

4. Segment information

As all the Group's activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group during the Relevant Periods is presented as below:

	As at and for the three months ended 31 March 2004				
	Mobile and telecommunication value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	142,817	104,586	8,215	1,935	257,553
Gross profit/(loss)	94,552	71,899	4,358	(624)	170,185
Other operating income					18
Selling and marketing expenses					(23,044)
General and administrative expenses					(34,074)
Profit from operations					113,085
Finance income, net					931
Profit before taxation					114,016
Taxation					(6,712)
Profit for the period					107,304
Segment assets	93,129	89,721	4,345	4,018	191,213
Unallocated assets					451,203
Total assets					642,416
Segment liabilities	2,187	2,219	210	281	4,897
Unallocated liabilities					87,193
Total liabilities					92,090
Other segment items					
Capital expenditure	1,795	6,592	4	229	8,620
Unallocated capital expenditure					4,933
Total capital expenditure					13,553
Depreciation	731	2,868	141	162	3,902
Unallocated depreciation					1,829
Total depreciation					5,731

NOTES TO THE FINANCIAL STATEMENTS

4. Segment information (continued)

	As at and for the three months ended 31 March 2003				
	Mobile and telecommunication value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	84,297	33,012	6,818	866	124,993
Gross profit	63,066	20,076	4,669	843	88,654
Other operating income					36
Selling and marketing expenses					(12,313)
General and administrative expenses					(16,652)
Profit from operations					59,725
Finance expense, net					(257)
Profit before taxation					59,468
Taxation					(2,123)
Profit for the period					57,345
Segment assets	55,831	47,692	2,914	664	107,101
Unallocated assets					163,866
Total assets					270,967
Segment liabilities	281	252	83	—	616
Unallocated liabilities					25,390
Total liabilities					26,006
Other segment items					
Capital expenditure	425	4,388	378	65	5,256
Unallocated capital expenditure					3,082
Total capital expenditure					8,338
Depreciation	283	1,104	57	23	1,467
Unallocated depreciation					959
Total depreciation					2,426

NOTES TO THE FINANCIAL STATEMENTS

4. Segment information (continued)

	As at and for the year ended 31 December 2003				
	Mobile and telecommunication value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	467,369	229,690	32,841	5,057	734,957
Gross profit	325,453	154,201	22,342	3,413	505,409
Other operating expenses					(1,226)
Selling and marketing expenses					(55,967)
General and administrative expenses					(112,011)
Profit from operations					336,205
Finance income, net					2,004
Profit before taxation					338,209
Taxation					(16,013)
Profit for the year					322,196
Segment assets	75,250	73,985	3,515	1,148	153,898
Unallocated assets					421,818
Total assets					575,716
Segment liabilities	3,527	3,052	405	447	7,431
Unallocated liabilities					96,328
Total liabilities					103,759
Other segment items					
Capital expenditure	8,769	25,725	676	937	36,107
Unallocated capital expenditure					23,352
Total capital expenditure					59,459
Depreciation	1,512	5,899	306	122	7,839
Unallocated depreciation					9,349
Total depreciation					17,188

NOTES TO THE FINANCIAL STATEMENTS

4. Segment information (continued)

	As at and for the year ended 31 December 2002				
	Mobile and telecommunication value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	198,818	40,819	19,188	4,282	263,107
Gross profit	148,962	25,971	12,218	4,282	191,433
Other operating expenses					(242)
Selling and marketing expenses					(19,437)
General and administrative expenses					(28,860)
Profit from operations					142,894
Finance income, net					871
Profit before taxation					143,765
Taxation					(3,058)
Profit for the year					140,707
Segment assets	53,562	27,567	1,565	—	82,694
Unallocated assets					130,972
Total assets					213,666
Segment liabilities	78	49	48	—	175
Unallocated liabilities					15,541
Total liabilities					15,716
Other segment items					
Capital expenditure	2,271	13,239	933	—	16,443
Unallocated capital expenditure					11,713
Total capital expenditure					28,156
Depreciation	552	2,591	253	—	3,396
Unallocated depreciation					2,759
Total depreciation					6,155

NOTES TO THE FINANCIAL STATEMENTS

4. Segment information (continued)

	As at and for the year ended 31 December 2001				
	Mobile and telecommunication value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	37,960	944	7,735	2,437	49,076
Gross profit/(loss)	27,159	(3,279)	4,715	2,437	31,032
Other operating expenses					(82)
Selling and marketing expenses					(4,312)
General and administrative expenses					(16,297)
Profit from operations					10,341
Finance expenses, net					(125)
Profit before taxation					10,216
Taxation					—
Profit for the year					10,216
Segment assets	9,570	6,444	903	—	16,917
Unallocated assets					48,625
Total assets					65,542
Segment liabilities	79	61	44	—	184
Unallocated liabilities					17,034
Total liabilities					17,218
Other segment items					
Capital expenditure	918	4,479	712	—	6,109
Unallocated capital expenditure					5,386
Total capital expenditure					11,495
Depreciation	137	904	197	—	1,238
Unallocated depreciation					1,210
Total depreciation					2,448

5. Cost of revenues

Cost of revenues of the Relevant Periods mainly comprise the Mobile and Telecom Charges (mentioned in note 3(m)(i)) and other direct expenses incurred in deriving the revenues.

NOTES TO THE FINANCIAL STATEMENTS

6. Profit from operations

Profit from operations is stated after charging the following:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Staff costs (including directors' emoluments) (note 8)	13,088	22,490	81,921	9,961	32,278
Value-added tax paid upon transfer of software within the Group (see note 12(b))	—	—	5,550	—	2,102
Depreciation on fixed assets	2,448	6,155	17,188	2,426	5,731
Loss on disposal of fixed assets	—	18	983	—	—
Operating lease rentals in respect of land and buildings	1,135	3,035	8,211	1,766	2,897
Research and development expenses (including staff costs and depreciation of approximately RMB 5,610,000, RMB 7,783,000, RMB 21,933,000, RMB 3,080,000 and RMB 6,185,000 for the three years ended 2001, 2002 and 2003 and for the three months ended 31 March 2003 and 2004) (note a)	5,610	7,783	26,010	3,837	12,639
Auditors' remuneration	28	195	869	570	90

Note a: The Group had not capitalised any of research and development expenses during the Relevant Periods.

7. Finance (expenses)/income, net

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Interest income	395	936	2,572	296	849
Interest expenses (note a)	(617)	—	—	—	—
Exchange gains/(losses), net	113	(31)	(414)	(514)	126
Bank charges	(16)	(34)	(154)	(39)	(44)
	(125)	871	2,004	(257)	931

Note a: Interest expenses in 2001 were mainly incurred on convertible notes (see note 24(c)). The effective interest rate of the notes was 8% per annum.

NOTES TO THE FINANCIAL STATEMENTS

8. Staff costs (including directors' emoluments)

All employees of the subsidiaries in the PRC and Tencent Computer who are PRC citizens participate in employee social security plans enacted in the PRC, including pension, medical, housing and other welfare benefits, which are organized and administered by the governmental authorities. Except for the welfare benefits provided by these social security plans, the Group has no other material commitments to employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by these companies within the Group as required by the above social security plans, are calculated based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below:

	Percentages
Pension insurance	9%
Medical insurance	7%
Unemployment insurance	1.5%

Analysis of staff costs for the Relevant Periods are as follows:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Wages, salaries and bonuses	12,390	19,224	70,625	8,661	27,969
Welfare, medical and other expenses	334	1,185	6,128	386	1,752
Labour insurance	165	1,020	2,546	449	705
Contributions to pension plans	119	236	1,439	180	682
Training expenses	80	825	1,183	285	1,170
	13,088	22,490	81,921	9,961	32,278

The average number of employees in 2001, 2002 and 2003 and for the three months ended 31 March 2003 and 2004 were 73, 167, 422, 283 and 682, respectively, of which none of them worked on a part-time basis for these years/periods.

9. Directors' emoluments

Details of emoluments paid and payable to the directors of the Company by the Group in respect of their services rendered for managing the business of the Group during the Relevant Periods are as follows:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Fees	—	—	—	—	—
Basic salaries, bonuses, housing allowances, other allowances and benefits in kind	919	921	1,670	218	869
Contributions to pension plans	7	5	16	1	6
	926	926	1,686	219	875
Number of directors	3	2	2	2	2

NOTES TO THE FINANCIAL STATEMENTS

9. Directors' emoluments (continued)

For the years ended 31 December 2001, 2002 and 2003 and the three months ended 31 March 2003 and 2004, no emoluments were paid to any non-executive directors by the Group.

The following table sets forth the numbers of directors whose remuneration fell within the band set out below as of the periods indicated:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
Nil-HK$1,000,000	3	2	2	2	2

During the years ended 31 December 2001, 2002 and 2003 and the three months ended 31 March 2003 and 2004, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

The above represents historical amounts incurred by the Group during the Relevant Periods. Emoluments of directors of the Company may change after the listing of the Company.

10. Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended 31 December 2001, 2002 and 2003 and the three months ended 31 March 2003 and 2004 include 3 directors, 2 directors, 2 directors, 2 directors and 2 directors, respectively, whose emoluments are reflected in the analysis presented above (note 9). The emoluments payable to the remaining 2 individuals, 3 individuals, 3 individuals, 3 individuals and 3 individuals for the years ended 31 December 2001, 2002 and 2003 and the three months ended 31 March 2003 and 2004, respectively, are as follows:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Basic salaries, housing allowances, other allowances and benefits in kind	620	1,281	2,274	521	1,171
Contributions to pension schemes	4	7	24	3	9
	624	1,288	2,298	524	1,180

The following table sets forth the numbers of individual whose remuneration fell within the band set out below as of the periods indicated:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
Nil-HK$1,000,000	2	3	3	3	3

NOTES TO THE FINANCIAL STATEMENTS

11. Profit Appropriations

In accordance with the Companies Laws of the PRC and the articles of association of Tencent Computer and Shiji Kaixuan Technology, appropriations of net profit, after offsetting accumulated losses from prior years, should be made by Tencent Computer and Shiji Kaixuan Technology to their respective Statutory Surplus Reserve Funds, the Statutory Public Welfare Funds and the Discretionary Reserve Funds before distributions are made to the investors. The percentages of appropriation to Statutory Surplus Reserve Fund and Statutory Public Welfare Fund are 10% and 5—10%, respectively. The amount to be transferred to the Discretionary Reserve Fund is determined by the shareholders' meetings of Tencent Computer and Shiji Kaixuan Technology. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the paid up/registered capital, such transfer needs not be made. Both of the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise, provided that the remaining statutory Surplus Reserve Fund shall not be less than 25% of the registered capital. However, the Statutory Public Welfare Fund is only available to provide staff collective welfare benefits.

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the articles of association of Tencent Technology and Shidai Zhaoyang Technology, appropriations from net profit, after offsetting accumulated losses brought forward from prior years, should be made by the Tencent Technology and Shidai Zhaoyang Technology to their respective Reserve Funds and the Staff Bonus and Welfare Funds before distributions are made to the owners. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. The percentage to be appropriated to the Staff Bonus and Welfare Fund is determined by the Boards of Directors of the Tencent Technology and Shidai Zhaoyang Technology. When the balance of the Reserve Fund reaches 50% of the paid up share capital, such transfer needs not be made.

For Tencent Technology and Shidai Zhaoyang Technology, the Staff Bonus and Welfare Fund is available to fund payments of special bonuses to staff and for collective welfare benefits. Upon approval from their respective Boards of Directors, the Reserve Fund can be used to offset accumulated deficit or to increase capital.

For the year ended 31 December 2001, no profit appropriations were made as both Tencent Technology and Tencent Computer reported losses. For the year ended 31 December 2002, Tencent Technology still reported a loss and no profit appropriations were required to be made. Despite the fact that Tencent Computer reported a profit in 2002 after offsetting losses brought forward, no profit appropriations were made in its 2002 financial statements because the shareholders' meeting only approved the percentages of appropriations in 2003. Management of the Company has obtained a legal opinion from its legal counsel that such appropriation policy is in accordance with the conditions of Articles 177 and 179 of the PRC Company Law and the provisions of the articles of association of Tencent Computer. Up to the date of this report, the directors had not proposed the 2003 appropriations of Tencent Computer and Tencent Technology. In addition, no appropriations had been made by both Shiji Kaixuan Technology and Shidai Zhaoyang Technology since they had not commenced commercial operations up to the end of the Relevant Periods.

NOTES TO THE FINANCIAL STATEMENTS

12. Taxation

(a) Profits tax

(i) Cayman Islands Profits Tax

The Group is not subject to any taxation under this jurisdiction during the Relevant Periods.

(ii) British Virgin Islands Profits Tax

No British Virgin Islands ("BVI") profits tax has been provided as BVI does not charge income taxes, therefore, the Group is not subject to any taxation in this jurisdiction during the Relevant Periods.

(iii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong during the Relevant Periods.

(iv) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Company and the Group during the Relevant Periods, calculated in accordance with the relevant regulations of the PRC after considering at the available tax benefits from refunds and allowances.

Both Tencent Computer and Tencent Technology were established in the Shenzhen Special Economic Zone of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a rate of 15%.

According to the provisions stipulated in the tax circular, Shendishuierhan [2002] No. 128, Tencent Computer is exempt from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years ("the Tencent Computer Tax Holiday"). The first profitable year of Tencent Computer was in 2002 with the Tencent Computer Tax Holiday commenced in that year. No EIT was paid or payable by Tencent Computer in 2001 and 2002 while EIT was levied at 7.5% on its assessable profits for the year ended 31 December 2003 and the three months ended 31 March 2003 and 2004.

In addition, Tencent Technology had applied to the relevant tax authorities and has been approved to be recognized as a foreign invested enterprise with productive sales income ("Productive Sales Income") under the provisions stipulated in the tax circular, Shendishuiwaihan [2003] No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of it reported total sales income ("the WFOE Tax Holiday"). 2003 is the first profitable year of Tencent Technology after offsetting all tax losses brought forward from prior years. Accordingly, no provision for EIT was made in the financial statements as at and for

NOTES TO THE FINANCIAL STATEMENTS

12. Taxation (continued)

(a) Profits tax (continued)

the year ended 31 December 2003 and the three months ended 31 March 2003 and 2004. For 2001 and 2002, no EIT provision was required because all assessable profits, if any, were offset by losses carried forward.

An analysis of the profits tax charges of the Relevant Periods is as follows:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Current tax					
—Hong Kong	—	—	—	—	—
—The PRC (Note 12 (a) (iv))	—	—	18,083	2,123	6,349
Deferred tax (Note 23)	—	3,058	(2,070)	—	363
	—	3,058	16,013	2,123	6,712

(b) Value-added tax and related taxes

According to the PRC value-added tax temporary regulations ("VAT Regulations"), both Tencent Technology and Tencent Computer incorporated in the PRC are subject to output value-added tax ("output VAT") which is generally calculated at 17% of the sales of goods including self-generated software. The Group pays VAT on its purchases ("input VAT") which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax ("CCT") and educational surcharge ("ES") based on 1% and 3% of net VAT amount payable, respectively. These two charges are recorded as a reduction against gross revenue.

During the year ended 31 December 2003 and the three months ended 31 March 2004, Tencent Technology sold two sets and 1 set of its self-generated software ("Software Sales") at considerations of approximately RMB185,000,00 and RMB70,085,000 (collectively "Sales Considerations") to Tencent Computer, respectively. VAT was levied at 17% on the Sales Considerations amounting to approximately RMB31,450,000 and RMB11,914,000, respectively. According to a notice of the relevant government authorities in the PRC, Caishui [2000] Document No 25, the portion of VAT paid in excess of 3% on the sales consideration of the software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau ("the Tax Rebate") in the form of a government grant. Accordingly, Tencent Technology lodged applications with the relevant tax bureaus for the refund of the Tax Rebate, amounting to approximately RMB25,900,000 and RMB9,812,000 for the transactions. The respective VAT paid/payable, net of the amounts of the government grants receivable, in the amount of approximately RMB5,550,000 for the year ended 31 December 2003 and approximately RMB2,102,000 for the three months ended 31 March 2004, were recorded as part of the general and administrative expense of the Group for the year/period then ended. The Company has obtained the necessary documentation from the tax bureaus in order to support the receipt of the Tax Rebate.

NOTES TO THE FINANCIAL STATEMENTS

12. Taxation (continued)

(b) Value-added tax and related taxes (continued)

In March and April, 2004, the full amount of the Tax Rebate of RMB25,900,000 in relation to the Software Sales transacted in 2003 was paid by the tax bureau to the Company. The Directors are confident that there is no recoverability problem associated with the unsettled balance of the Tax Rebate of approximately RMB9,812,000 relating to the Software Sales undertaken in the three months ended 31 March 2004 which remained outstanding as at the date of this report.

(c) Business tax and related taxes

Both Tencent Technology and Tencent Computer incorporated in the PRC are subject to Business Tax ("BT") and related taxes which are calculated at 5% of the service fee income received and receivable, as well as income arising from transfer of technology and licensing arrangements enacted within the Group. In addition, the Group accrues and pays city construction tax ("CCT") and educational surcharge ("ES") based on 1% and 3% of BT amount payable, respectively. These three charges are also recorded as a reduction against gross revenue.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted at the place where principal activities of the Group are conducted, as follows:

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Profit before taxation	10,216	143,765	338,209	59,468	114,016
Tax calculated at a tax rate of 15%	1,532	21,565	50,731	8,920	17,102
Effects on different tax rate available to different companies of the Group	(2,665)	(5,990)	(15,111)	(6,375)	—
Effects on tax holiday available to different companies of the Group	—	(12,231)	(56,003)	(1,930)	(21,346)
Income not subject to tax	—	—	(129)	—	—
Expenses not deductible for tax purposes	—	—	34	—	353
Deferred tax assets not recognized (see note 23)	—	—	36,491	—	10,128
Unrecognized tax losses sustained by companies of the Group	1,133	150	—	1,508	475
Utilisation of previously unrecognized tax losses	—	(436)	—	—	—
Tax charge	—	3,058	16,013	2,123	6,712

NOTES TO THE FINANCIAL STATEMENTS

13. Profit for the year/period and attributable to shareholders

The profit attributable to shareholders for the years ended 31 December 2001, 2002 and 2003 and for the three months ended 31 March 2003 are dealt with in the financial statements of the Company to the extent of RMB17,768,000, RMB39,933,000, RMB100,743,000, RMB42,497,000, respectively. For the three months ended 31 March 2004, there was a loss of RMB3,163,000.

14. Dividends

At a meeting of the board of directors of the Company held on 15 January 2003, a dividend in respect of 2002 of RMB0.008 (post share splits, see notes 24(g) and 24(i) per ordinary share amounting to US$1,250,000 (equivalent to approximately RMB10,334,000) in total was proposed, and paid in January 2003. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the three months ended 31 March 2003 as well as for the year ended 31 December 2003.

Pursuant to a resolution passed by the Board of Directors on 20 January 2004, final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account the two share splits) with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000), of which approximately US$3,263,000 (equivalent to approximately RMB26,972,000) had been paid up to 31 March 2004. The remaining balance of US$237,000 (equivalent to approximately RMB1,963,000) was recorded as dividends payable in the balance sheet as at 31 March 2004. This proposed dividend was not reflected as a dividend payable in 2003, but was reflected as an appropriation of retained earnings for the three months ended 31 March 2004.

15. Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year/period by the weighted average number of ordinary shares in issue during the year.

	For the year ended 31 December			For the three months ended 31 March	
	2001	2002	2003	2003	2004
Profit for the year/period (RMB'000)	10,216	140,707	322,196	57,345	107,304
Weighted average number of ordinary shares in issue (in thousand) (note a)	1,086,362	1,357,883	1,321,151	1,359,808	1,260,481
Basic earnings per share (RMB) (note a)	0.009	0.104	0.244	0.042	0.085

The diluted earnings per share is calculated based on the adjusted weighted average number of ordinary shares outstanding, assuming the conversion of all dilutive potential ordinary shares, namely convertible preference shares and convertible notes (mentioned in notes 24(a), 24(b), and 24(c)). Convertible preference shares and convertible notes are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the respective interest expenses, if any.

In 2001, the diluted earnings per share of RMB0.008 is based on approximately 1,323,246,000 shares, which is the weighted average number of ordinary shares in issue

NOTES TO THE FINANCIAL STATEMENTS

15. Earnings per share (continued)

during the year plus the weighted average of approximately 236,884,000 ordinary shares deemed to be issued, and the net profit of the year (after eliminating the associated interest and other expenses) of approximately RMB10,920,000. Upon the conversion of the convertible preference shares and convertible notes in 2001, there were no other potentially dilutive instruments in 2002 and 2003 and for the three months ended 31 March 2003 and 2004 and the diluted earnings per share is equal to the basic earnings per share.

Note a: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits mentioned in notes 24(g) and 24(i) had taken place at the beginning of the Relevant Periods.

NOTES TO THE FINANCIAL STATEMENTS

16. Fixed assets

Group

	Computer equipment	Furniture and office equipment	Motor vehicles	Leasehold improvements	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost					
As at 1 January 2001	8,236	398	—	—	8,634
Additions	10,665	404	426	—	11,495
As at 31 December 2001	18,901	802	426	—	20,129
Accumulated depreciation					
As at 1st January 2001	(694)	(119)	—	—	(813)
Charge for the year	(2,360)	(81)	(7)	—	(2,448)
As at 31 December 2001	(3,054)	(200)	(7)	—	(3,261)
Net book value					
As at 31 December 2001	15,847	602	419	—	16,868
Cost					
As at 1 January 2002	18,901	802	426	—	20,129
Additions	23,860	745	204	3,347	28,156
Disposals	(59)	—	—	—	(59)
As at 31 December 2002	42,702	1,547	630	3,347	48,226
Accumulated depreciation					
As at 1 January 2002	(3,054)	(200)	(7)	—	(3,261)
Charge for the year	(4,961)	(156)	(89)	(949)	(6,155)
Disposals	41	—	—	—	41
As at 31 December 2002	(7,974)	(356)	(96)	(949)	(9,375)
Net book value					
As at 31 December 2002	34,728	1,191	534	2,398	38,851
Cost					
As at 1 January 2003	42,702	1,547	630	3,347	48,226
Additions	50,842	4,052	1,184	3,381	59,459
Disposals	(2,190)	(165)	(13)	—	(2,368)
As at 31 December 2003	91,354	5,434	1,801	6,728	105,317
Accumulated depreciation					
As at 1 January 2003	(7,974)	(356)	(96)	(949)	(9,375)
Charge for the year	(10,589)	(679)	(141)	(5,779)	(17,188)
Disposals	1,187	198	—	—	1,385
As at 31 December 2003	(17,376)	(837)	(237)	(6,728)	(25,178)
Net book value					
As at 31 December 2003	73,978	4,597	1,564	—	80,139
Cost					
As at 1 January 2004	91,354	5,434	1,801	6,728	105,317
Additions	13,315	238	—	—	13,553
As at 31 March 2004	104,669	5,672	1,801	6,728	118,870

NOTES TO THE FINANCIAL STATEMENTS

16. Fixed assets (continued)

	Computer equipment	Furniture and office equipment	Motor vehicles	Leasehold improvements	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Accumulated depreciation					
As at 1 January 2004	(17,376)	(837)	(237)	(6,728)	(25,178)
Charge for the period	(5,350)	(291)	(90)	—	(5,731)
As at 31 March 2004	(22,726)	(1,128)	(327)	(6,728)	(30,909)
Net book value					
As at 31 March 2004	81,943	4,544	1,474	—	87,961

NOTES TO THE FINANCIAL STATEMENTS

16. Fixed assets (continued)

Company

	Computer equipment
	RMB'000
Cost	
As at 1 January 2001	—
Additions	3,728
As at 31 December 2001	3,728
Accumulated depreciation	
As at 1st January 2001	—
Charge for the year	(392)
As at 31 December 2001	(392)
Net book value	
As at 31 December 2001	3,336
Cost	
As at 1 January 2002 and 31 December 2002	3,728
Accumulated depreciation	
As at 1 January 2002	(392)
Charge for the year	(671)
As at 31 December 2002	(1,063)
Net book value	
As at 31 December 2002	2,665
Cost	
As at 1 January 2003	3,728
Additions	66
Disposals	(278)
As at 31 December 2003	3,516
Accumulated depreciation	
As at 1 January 2003	(1,063)
Charge for the year	(648)
Disposals	107
As at 31 December 2003	(1,604)
Net book value	
As at 31 December 2003	1,912
Cost	
As at 1 January 2004	3,516
Additions	—
Disposals	—
As at 31 March 2004	3,516
Accumulated depreciation	
As at 1 January 2004	(1,604)
Charge for the period	(188)
Disposals	—
As at 31 March 2004	(1,792)
Net book value	
As at 31 March 2004	1,724

NOTES TO THE FINANCIAL STATEMENTS

17. Interests in group companies

(a) Interests in group companies

The amount represents the investment in the equity interests in subsidiaries of the Company. Details are as follows:

Company

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Investment in equity interests of subsidiaries, unlisted and at cost (note)	16,534	16,534	16,534	—

In 2004, the Company transferred all its equity investment (the "Transfer") in its wholly owned subsidiary, Tencent Technology, to a newly acquired wholly owned subsidiary at a consideration of US$1 (equivalent to approximately RMB8). Since it is a reorganization under common control of the same shareholder, the difference between the original cost of investment in Tencent Technology and the consideration received by the Company for the Transfer in the amount of RMB16,534,000 was recorded as a debit to the capital reserve of the Company and no gain or loss had been recognized by the Company in the transaction.

(b) Amounts due from group companies

The amounts represent the current account balances maintained with Tencent Technology and Tencent Computer consolidated for accounting purposes (mentioned in note 1). Details are as follows:

Company

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts due from group companies	30,305	65,315	21,309	22,309

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

18. Accounts receivable

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
0 - 30 days	7,722	25,796	45,694	109,163
31 days - 60 days	595	20,981	31,573	14,048
61 days - 90 days	179	5,146	17,635	4,427
Over 90 days but less than a year	4	7,171	4,824	3,088
	8,500	59,094	99,726	130,726

No specific credit period is granted by the Group to its customers but customers are usually required to settle the outstanding balance within 30 to 90 days from the billing date.. Substantially all the receivable balances as at the end of each of the Relevant Periods were due from China Unicom and China Mobile.

NOTES TO THE FINANCIAL STATEMENTS

19. Prepayments, deposits and other receivables

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
VAT refund receivable (mentioned in note 12(b))	—	—	25,900	23,814
Rental deposits	243	835	2,293	3,219
Travelling advance to employees	83	777	1,989	2,225
Interest receivable	—	487	617	654
Rental prepayments	—	—	1,671	875
Other prepayments	43	846	3,402	15,387
	369	2,945	35,872	46,174

Company

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Travelling advance to employees of the Group	—	45	84	95
Interest receivable	—	—	66	6
Rental deposit	—	—	—	102
Other prepayments	—	—	—	1,004
	—	45	150	1,207

20. Term deposits with initial term of over three months

(a) The effective interest rates of the term deposits with initial term of over three months for the two years ended 31 December 2002 and 2003 are 1.84% and 1.77%, respectively. The effective interest rates for the three months ended 31 March 2003 and 2004 are 1.91% and 1.37%, respectively.

(b) As at 31 December 2002 and 2003 and 31 March 2004, approximately RMB7,440,000, RMB3,311,000 and RMB28,141,000 respectively, of the Group's term deposits with initial term of over three months were denominated in the United States Dollars. There was no deposit denominated in the United States Dollars in 2001.

(c) As at 31 December 2002 and 2003 and 31 March 2004, approximately RMB60,000,000, RMB20,000,000 and RMB20,000,000 respectively, of the Group's term deposits of initial term of over three months were denominated in RMB and deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

(d) As at 31 December 2002 and 31 March 2004, all of the Company's term deposits with initial term of over three months were denominated in the United States Dollars. There was no deposit denominated in the United States Dollars as at 31 December 2001 and 2003.

NOTES TO THE FINANCIAL STATEMENTS

21. Cash and cash equivalents

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and in hand	21,475	32,656	208,454	265,805
Short-term bank deposits	18,248	12,598	117,132	63,527
	39,723	45,254	325,586	329,332

Company

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and in hand	20,071	22,772	128,761	70,838

(a) The effective interest rates of the short-term bank deposits for the Relevant Periods for the years ended 31 December 2001 to 2003 and the three months ended 31 March 2003 and 2004 are 1.73%, 1.20%, 1.14% 0.88% and 1.29% respectively and these deposits have maturities not more than 90 days.

(b) As at 31 December 2001, 2002 and 2003 and 31 March 2004, approximately RMB15,449,000, RMB22,338,000, RMB196,669,000 and RMB253,369,000, respectively of the amounts of cash and cash equivalents of the Group were denominated in RMB and deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC governments.

(c) As at 31 December 2001, 2002 and 2003 and 31 March 2004, approximately RMB24,274,000, RMB22,916,000, RMB128,917,000 and RMB75,963,000, respectively were denominated in United States Dollars and Hong Kong Dollars.

(d) As at 31 March 2004, the Company had approximately RMB6,000 cash at bank and in hand denominated in RMB. As at 31 December 2001, 2002 and 2003, the Company had no RMB denominated cash at bank and in hand.

22. Other payables and accruals

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Staff costs and welfare accruals	2,222	735	21,661	15,390
Prepayments received from customers	2,832	350	18,836	20,291
Professional fees accruals	—	—	6,625	6,062
Others	219	2,530	12,179	14,828
Total	5,273	3,615	59,301	56,571

NOTES TO THE FINANCIAL STATEMENTS

22. Other payables and accruals (continued)

Company

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Professional fee accruals	—	—	6,146	5,057
Others	213	—	—	—
Total	213	—	6,146	5,057

23. Deferred income taxes

Deferred income taxes are calculated in respect of temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The movements of deferred taxation of the Group are as follows:

Group

Deferred tax liabilities:

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
At beginning of year	—	—	3,058	988
Increase during the year/period	—	3,058	988	1,351
Reversal during the year/period	—	—	(3,058)	(988)
At end of year	—	3,058	988	1,351

The deferred tax liabilities were provided in respect of

Taxes applicable to the transfer of profits derived from Tencent Computer to the Company	—	3,058	988	1,351

The ending deferred taxation balances of the Group are as follows:

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets	—	—	—	—
Deferred tax liabilities	—	(3,058)	(988)	(1,351)
	—	(3,058)	(988)	(1,351)

All the above deferred tax liabilities will be settled in the next 12 months.

NOTES TO THE FINANCIAL STATEMENTS

23. Deferred income taxes (continued)

There were no material unprovided deferred tax assets of the Group as at 31 December 2001 and 2002. As mentioned in note 12(b) to the financial statements, certain intragroup Software Sales were transacted during the year ended 31 December 2003 and the three months ended 31 March 2004. The costs of the software, upon obtaining an approval from the local tax bureau in the PRC, might be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. These have given rise to a potential temporary difference between the accounting base (in the consolidated financial statements of the Group) and the tax base (in the company financial statements of Tencent Computer) in such intragroup transactions. The related potential deferred tax assets, estimated to be in the amount RMB36,491,000 and RMB46,619,000, respectively, had not been recognized in the consolidated financial statements as at 31 December 2003 and 31 March 2004 because there is no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau in claiming the Amortisation as tax deductible expenses of Tencent Computer, and the accounting base of such temporary difference as at the end of the two reporting periods is assessed to be zero.

The Company did not have other unprovided deferred taxation as at 31 December 2001, 2002 and 2003 and 31 March 2004.

24. Share Capital

Both the authorised share capital of the Company as at 31 December 2001 and 2002 were 5,000,000 shares at US$0.01 (equivalent to RMB0.083) each. Pursuant to a resolution passed on 26 September 2003, the Company undertook a share split whereby each then issued ordinary share was split into 10.788 shares. The authorised share capital then increased from 5,000,000 shares to 53,941,626 shares and the par value of each share was also altered from US$0.01 (equivalent to RMB0.083) each to no par value.

On 24 March 2004, the Company undertook a second share split whereby each then issued ordinary share was split into 70 shares. The board of directors also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HK$0.0001 was assigned to each share.

NOTES TO THE FINANCIAL STATEMENTS

24. Share Capital (continued)

Movements in issued share capital during the Relevant Periods are as follows:

	Ordinary shares		Convertible Preference Shares (Classes A & B) (Note a)		Total
	Number of shares	Amount RMB'000	Number of shares	Amount RMB'000	RMB'000
As at 1 January 2001	1,000,000	82	666,666	55	137
Conversion of preference shares into ordinary shares (note (b))	666,666	55	(666,666)	(55)	—
Conversion of Convertible Notes into ordinary shares (note (c))	72,016	6	—	—	6
Shares issued during the year (note (d))	31,003	3	—	—	3
As at 31 December 2001/1 January 2002	1,769,685	146	—	—	146
Shares issued during the year (note (e))	31,003	3	—	—	3
As at 31 December 2002/1 January 2003	1,800,688	149	—	—	149
Shares cancelled during the year (note (f))	(131,580)	(10)	—	—	(10)
Shares issued upon share split (note (g))	16,337,772	—	—	—	—
Shares cancelled after share split during the year (note (h))	(12)	(1)	—	—	(1)
As at 31 December 2003	18,006,868	138	—	—	138
Shares issued upon share split (note i)	1,242,473,892	—	—	—	—
As at 31 March 2004	1,260,480,760	138	—	—	138

(a) In accordance with the articles of association of the Company, holders of the Class A and Class B preference shares ("Preference Shares") were entitled to substantially the same dividend entitlement and voting rights as those entitled by the ordinary shareholders. The holders of Preference Shares were also entitled to convert the whole or part of their shareholding ordinary shares at a par value of US$0.01 each on a one-to-one basis. The shareholders had all the rights and restrictions attached to, and the shares ranked pari passu in all respects with, the ordinary shares outstanding.

(b) On 5 June 2001, all Preference Shares were converted into 666,666 ordinary shares in aggregate at US$3.30 per share (equivalent to RMB27.28). These shares ranked pari passu in all respects with the then ordinary shares outstanding.

(c) On 5 December 2000, the Company issued convertible notes ("Convertible Notes") valued at US$ 2 million (equivalent to approximately RMB 17 million) to two former shareholders. The Convertible Notes bore interests at 8% per annum and were convertible into ordinary shares of the Company. The number of shares for conversion had to be determined based on the outstanding principal amount of the notes and the related accrued interest, divided by a conversion price based on either the lower of (i) US$28.8 per share or (ii) the lowest price per share paid, or payable, by any person for subscription of any ordinary share of the Company. On 5 June 2001, the holders of Convertible Notes converted the notes together with the interest accrued at the same

NOTES TO THE FINANCIAL STATEMENTS

24. Share Capital (continued)

date in full for 72,016 ordinary shares at US$28.8 (equivalent to RMB238.09) each, total of approximately RMB17,147,000, with a share premium of RMB17,141,000 being recognized.

(d) On 25 July 2001, the Company issued 31,003 ordinary shares on a pro-rata basis to its then existing shareholders at a consideration of US$34.8 (equivalent to RMB287.69) each, total of approximately RMB8,919,000. A share premium of RMB8,916,000 was recognized.

(e) On 31 January 2002, the Company issued 31,003 ordinary shares on a pro-rata basis to its then existing shareholders at a consideration of US$34.80 (equivalent to RMB287.69) each, total of approximately RMB8,919,000. Pursuant to the issuance, a share premium of RMB8,916,000 was recognized.

(f) On 11 August 2003, the Company undertook a redemption of 131,580 of its ordinary shares in issue from certain then shareholders at a consideration of US$34.80 (equivalent to RMB287.69) each. All these redeemed shares were then cancelled.

(g) On 26 September 2003, the Company undertook a share split ("the First Share Split") whereby 1 then issued ordinary share was split into 10.788 shares. Accordingly, the number of shares issued increased from 1,669,108 shares to 18,006,880 shares with the relative percentage of shareholding among the shareholders remains unchanged. The nominal value of the ordinary shares was also decreased from US$0.01 to no par value.

(h) On 30 September 2003, the Company undertook to redeem a total of 12 ordinary shares from all the then existing shareholders at a consideration of US$3.23 (equivalent to RMB26.66) each. All these redeemed shares were then cancelled.

(i) On 24 March 2004, the Company undertook another share split ("the Second Share Split") whereby 1 then issued ordinary share was split into 70 shares, while the relative rights of each shareholder remain unchanged. In addition, the board of directors also passed a resolution to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HK$0.0001 was assigned to each share.

NOTES TO THE FINANCIAL STATEMENTS

25. Reserves

Group

	Share premium	Capital Reserve	Statutory reserves (note i)	(Accumulated deficit)/ Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2001	18,132	1,000	—	(7,227)	11,905
Conversion of Convertible Notes into ordinary shares (note 24(c))	17,141	—	—	—	17,141
Issuance of shares (note 24(d))	8,916	—	—	—	8,916
Profit for the year	—	—	—	10,216	10,216
As at 31 December 2001	44,189	1,000	—	2,989	48,178
As at 1 January 2002	44,189	1,000	—	2,989	48,178
Issuance of shares (note 24(e))	8,916	—	—	—	8,916
Profit for the year	—	—	—	140,707	140,707
As at 31 December 2002	53,105	1,000	—	143,696	197,801
As at 1 January 2003	53,105	1,000	—	143,696	197,801
Profit appropriations to statutory reserves (note i)	—	—	3,653	(3,653)	—
Transfer to capital reserve	—	19,000	—	(19,000)	—
Dividends paid (note 14)	—	—	—	(10,334)	(10,334)
Shares cancelled during the year (notes 24(f) &(h))	(37,844)	—	—	—	(37,844)
Profit for the year	—	—	—	322,196	322,196
As at 31 December 2003	15,261	20,000	3,653	432,905	471,819
As at 1 January 2004	15,261	20,000	3,653	432,905	471,819
Dividends proposed/paid (note 14)	—	—	—	(28,935)	(28,935)
Profit for the period	—	—	—	107,304	107,304
As at 31 March 2004	15,261	20,000	3,653	511,274	550,188
As at 1 January 2003	53,105	1,000	—	143,696	197,801
Profit appropriations to statutory reserves (note i)	—	—	3,653	(3,653)	—
Transfer to capital reserve	—	19,000	—	(19,000)	—
Dividends proposed/paid (note 14)	—	—	—	(10,334)	(10,334)
Profit for the period	—	—	—	57,345	57,345
As at 31 March 2003	53,105	20,000	3,653	168,054	244,812

Note i: The appropriations of profits of 2002 to statutory reserves amounting to approximately RMB3,653,000 were recorded in the Group's financial statements for the year ended 31 December 2003 in accordance with the relevant Companies Law in the PRC and the articles of association of Tencent Computer (note 11).

NOTES TO THE FINANCIAL STATEMENTS

25. Reserves (continued)

Company

	Share premium	Capital reserve	(Accumulated deficit)/ Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2001	18,132	—	(907)	17,225
Issuance of shares (note 24(c))	17,141	—	—	17,141
Issuance of shares (note 24(d))	8,916	—	—	8,916
Profit for the year (note 13)	—	—	17,768	17,768
As at 31 December 2001	44,189	—	16,861	61,050
As at 1 January 2002	44,189	—	16,861	61,050
Issuance of shares (note 24(e))	8,916	—	—	8,916
Profit for the year (note 13)	—	—	39,933	39,933
As at 31 December 2002	53,105	—	56,794	109,899
As at 1 January 2003	53,105	—	56,794	109,899
Dividends paid (note 14)	—	—	(10,334)	(10,334)
Shares cancelled during the year (note 24(f) &(h))	(37,844)	—	—	(37,844)
Profit for the year (note 13)	—	—	100,743	100,743
As at 31 December 2003	15,261	—	147,203	162,464
As at 1 January 2004	15,261	—	147,203	162,464
Dividends proposed (note 14)	—	—	(28,935)	(28,935)
Capital reserve arising from group reorganisation (note i)	—	(16,534)	—	(16,534)
Loss for the period (note 13)	—	—	(3,163)	(3,163)
As at 31 March 2004	15,261	(16,534)	115,105	113,832
As at 1 January 2003	53,105	—	56,794	109,899
Dividends paid (note 14)	—	—	(10,334)	(10,334)
Profit for the period			42,497	42,497
As at 31 March 2003	53,105	—	88,957	142,062

Note i: As described in Note 17(a), the debit balance of the capital reserve of the Company arose as a result of the intragroup transfer of equity interests in a subsidiary which is under common control of the same shareholder.

The Company's reserves available for distribution comprise the share premium, capital reserve and retained earnings. Under the Companies Law of the Cayman Islands and the relevant laws in the BVI, the share premium account is distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2001, 2002 and 2003 and 31 March 2003 and 2004, the reserves of the Company available for distribution to shareholders amounted to approximately RMB61,050,000, RMB109,899,000, RMB162,464,000, RMB142,062,000 and RMB113,832,000, respectively.

NOTES TO THE FINANCIAL STATEMENTS

26. Consolidated cash flow statements

(a) Analysis of changes in financing during the Relevant Periods is as follows:

	Share capital including premium	Short-term bank loan and long-term notes payable	Dividends payable	Convertible Notes interest payable	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2001	18,187	17,334	—	—	35,521
Proceeds from issue of shares	8,919	—	—	—	8,919
Interests on Convertible Notes' interest (note b)	—	—	—	613	613
Convertible Notes converted into ordinary shares (note b)	17,147	(16,534)	—	(613)	—
Repayment of short-term bank loans	—	(800)	—	—	(800)
At 31 December 2001/1 January 2002	44,253	—	—	—	44,253
Proceeds from issue of shares	8,919	—	—	—	8,919
At 31 December 2002/1 January 2003	53,172	—	—	—	53,172
Redemption of shares	(37,855)	—	—	—	(37,855)
Proposed dividends	—	—	10,334	—	10,334
Payment of dividends	—	—	(10,334)	—	(10,334)
At 31 December 2003/1 January 2004	15,317	—	—	—	15,317
Proposed dividends	—	—	28,935	—	28,935
Payment of dividends	—	—	(26,972)	—	(26,972)
As at 31 March 2004	15,317	—	1,963	—	17,280
As at 1 January 2003	53,172	—	—	—	53,172
Proposed dividends	—	—	10,334	—	10,334
Payment of dividends	—	—	(10,334)	—	(10,334)
As at 31 March 2003	53,172	—	—	—	53,172

(b) Major non-cash transactions

The major non-cash transactions during the Relevant Periods are as below:

(i) On 5 June 2001, Convertible Notes amounting to US$2 million (equivalent to approximately RMB17 million) and the related accrued interests amounting to approximately RMB613,000 were converted into 72,016 ordinary shares (mentioned in note 24(c)).

(ii) On 5 June 2001, all the preference shares were converted into ordinary shares at their then existing carrying value with no changes in the overall equity balance of the Company.

(iii) On 31 January 2002, the prepaid share subscription of approximately RMB8,919,000 was settled upon issuance of 31,003 ordinary shares to the then shareholders (see also note 27(d)).

(iv) The two share splits mentioned in note 24(g) and (i).

27. Related party transactions

Except as disclosed in note 9 (Directors' emoluments) and note 29 (Share option plans) to the Financial Statements, the Group also undertook the following transactions with related

NOTES TO THE FINANCIAL STATEMENTS

27. Related parties transactions (continued)

parties. In the opinion of the Directors, these transactions were conducted in the ordinary and usual course of business and the pricing of these transactions was determined based on mutual negotiation and agreement between the Company and the related parties.

(a) Continuing related parties transactions beyond 31 March 2004:

(i) Intellectual Property and Know-how licensing agreement and supplementary agreements with a shareholder and its affiliate

On 27 June 2002, the Company granted a sole and exclusive license to a shareholder ("the Shareholder") and its affiliates (collectively the "Operators"), to use certain proprietary intellectual property and know-how of the Company for a license fee computed at 40% of gross revenue derived by the Operators by using these proprietary information in certain countries. The agreement is for a term of 15 years expiring in 2017.

Pursuant to two supplementary agreements dated 18 January and 18 June 2003 respectively, an affiliate of the Shareholder is granted the right to use any licensed mobile downloaded images developed by the Group and both the Shareholder and the Operators are granted a sole and exclusive license to use certain trademarks and other intellectual property belonged to the Company.

During the Relevant Periods, no license fees were received/receivable by the Company as the Shareholder had not generated any revenue from provision of the services.

(ii) Cooperation agreement between Tencent Technology and a subsidiary of a shareholder

On 1 January 2003, Tencent Technology entered in a cooperation agreement with a subsidiary of the Shareholder in Shanghai, the PRC to develop a co-branded SMS channel. Tencent Technology is entitled to 40% of the revenue so generated while the counter contract party is entitled to the remaining 60%. This contract will expire on 31 December 2004. During the Relevant Periods, sharing of revenues of approximately RMB587,000, RMB213,000 and RMB36,000 were paid/payable by the Group under such arrangements in 2003 and for the three months ended 31 March 2003 and 2004.

(b) Discontinuing related parties transactions beyond 31 March 2004:

Consultancy agreements with related parties

(i) A consultancy agreement dated 1 September 2002 was entered into between the Company and Fat Yue Holdings Limited ("Fat Yue"), a company controlled by one of the shareholders who is also an employee of the Company pursuant to which Fat Yue agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on 20 July 2003. The Company had paid Fat Yue approximately RMB470,000 and RMB659,000 for the

NOTES TO THE FINANCIAL STATEMENTS

27. Related parties transactions (continued)

years ended 31 December 2002 and 2003. For the three months ended 31 March 2003 approximately RMB282,000 was paid/payable. No amount was paid/payable for the three months ended 31 March 2004.

(ii) A consultancy agreement dated 20 July 2003 was entered into between the Company and Surge Ahead Limited ("Surge Ahead"), a company controlled by five shareholders of the Company, two of them are directors of the Company. Pursuant to which, Surge Ahead agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on 31 December 2003 and the Company had paid Surge Ahead approximately RMB1,604,000 in 2003. No amount was paid/payable for the three months ended 31 March 2004.

(iii) During the years ended 31 December 2002 and 2003, the Company agreed to pay to 5 companies, two owned by two directors of the Company and three owned by three shareholders of the Company, for consultancy services provided by them, in the aggregate, of US$235,000 (equivalent to approximately RMB1,943,000) for consultancy services rendered in 2002 and US$705,000 (equivalent to approximately RMB5,828,000) for consultancy services rendered in 2003. The amount paid/payable for the three months ended 31 March 2003 was approximately RMB1,457,000 while there was no amount paid/payable for the three months ended 31 March 2004.

(c) The amounts due to related parties represent consultancy fees payable to related parties (see note b(iii) above). The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

(d) The amounts due to shareholders represent the amounts prepaid by certain shareholders for share subscription. On 31 January 2002, the amounts were settled upon the issuance of 31,003 ordinary shares of the Company to these shareholders (mentioned in note 24(e)).

(e) Amounts due from shareholders

Group

	As at and for the year ended 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Maximum amount outstanding during the year/period	82	82	82	82
Amount outstanding, end of year/period	82	82	82	82

The amounts due from shareholders are unsecured, non-interest bearing and have no fixed repayment terms.

NOTES TO THE FINANCIAL STATEMENTS

27. Related parties transactions (continued)

(f) Deposit in connection with the formation of Shiji Kaixuan Technology

Pursuant to an agreement entered into among the Registered Shareholders and Tencent Technology on 16 December 2003, a sum of RMB11,000,000 was advanced by Tencent Technology to the Registered Shareholders for making capital contribution into Shiji Kaixuan Technology. The Registered Shareholders have granted an irrevocable and exclusive right to Tencent Technology, and through another person, to purchase all or part of the equity interests and assets of Shiji Kaixuan Technology at a nominal consideration. Shiji Kaixuan Technology was formally approved to be incorporated on 13 January 2004 by the relevant PRC authorities.

28. Commitments

(a) Capital commitments

The Group had the following capital commitments being contracted but not provided for at the respective balance sheet dates during the Relevant Periods:

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Acquisition of fixed assets:				
—Contracted but not provided for	—	5,408	7,043	17,747

(b) Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancelable operating leases in respect of buildings as follows during the Relevant Periods:

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Not later than one year	48	1,081	13,533	15,398
Later than one year and not later than five years	—	235	28,740	31,649
	48	1,316	42,273	47,047

(c) Other commitments

Group

	As at 31 December			As at 31 March
	2001	2002	2003	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Bandwidth leasing	—	—	66,111	52,139

The Company had no capital/operating lease commitments nor other commitments during the Relevant Periods.

NOTES TO THE FINANCIAL STATEMENTS

29. Share option plans

On 27 July 2001, the Company adopted a share option scheme (the "Pre-IPO Option Scheme") for the purpose of providing incentives to its directors and eligible employees. Under the scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options may be granted under the Pre-IPO Option Scheme is not permitted to exceed 5% of the ordinary shares of the Company in issue as at the date of adoption of the Pre-IPO Option Scheme. The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options will vest in four equal tranches after the expiration of a 12 months, 24 months, 36 months and 48 months' period beginning on the date of the grant, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. In each grant of the options, the Board of Directors may at their discretion determine the specific vetting and exercise periods, as well as the exercise price.

In the event of any alterations made to the capital structure of the Company whilst any options granted remains exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in specie) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

On 14 December 2001, pursuant to the resolution, the Pre-IPO Option Scheme was amended so as to increase the maximum number of shares in respect of which options may be granted from 5% to 7.5% of the shares in issue on the date the offer of the grant of an option is made. Up to 31 December 2001, 55,578,600 options (post share spilts, see below) were granted by the Company to its employees under the Pre-IPO Option Scheme (see details below).

As mentioned in notes 24(g) and 24(i) on 26 September 2003 and 24 March 2004, the Company undertook the First and the Second Share Splits. In the First Split, each outstanding option granted and remained un-exercised as at that date was split at a ratio of one to ten. The subscription price to be paid by each grantee in respect of each option was revised from US$34.80 to US$3.48; and the cash bonus to be paid to each cash bonus grantee was revised from an amount of US$17.40 for each option to an amount of US$1.74. In the Second Split, each outstanding option granted and remained un-exercised as at that date (after taking into effect of the First Split) was split at a ratio of one to seventy. The respective subscription

NOTES TO THE FINANCIAL STATEMENTS

29. Share option plans (continued)

prices to be paid by each grantee were also adjusted to reflect the effect of the Second Split. The subscription prices, after adjustments made, are US$0.0497, US$0.1967, and US$0.4396, respectively.

For presentation in this report, all share option data has been presented as if the share option was also split according to the two events at the beginning of the Relevant Periods.

NOTES TO THE FINANCIAL STATEMENTS

29. Share option plans (continued)

During 2001, 2002, 2003 and the three months ended 31 March 2004, no options were granted to directors. The movements and details of the number of share options granted to employees in 2001, 2002, 2003 and up to 31 March 2004 under the 2001 Scheme are shown as follows:

			Number of share options			
Date granted	Exercisable period	Exercise price USD (Note 1)	Balance at 1 January (Note 1)	Granted during the year /period (Note 1)	Cancelled during the year /period (Note 1)	Balance at 31 December (Note 1)
Year ended 2001						
10 August 2001 (Note 2)	later of the date of commencement of vesting period ('Commencement Date') or date of initial public offering of the Company ("IPO Date") to 31 December 2011	0.0497	—	47,845,000	—	47,845,000
From 10 September 2001 to 14 December 2001 (Note 3)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	—	7,733,600	—	7,733,600
			—	55,578,600	—	55,578,600
Year ended 2002						
10 August 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	47,845,000	—	—	47,845,000
From 10 September 2001 to 14 December 2001 (Note 3)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	7,733,600	—	—	7,733,600
From 10 March 2002 to 10 June 2002 (Note 4)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	—	6,982,500	—	6,982,500
			55,578,600	6,982,500	—	62,561,100
Year ended 2003						
10 August 2001 (Note 2)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	47,845,000	—	—	47,845,000
From 10 September 2001 to 14 December 2001 (Notes 2 & 3)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	7,733,600	—	(472,500)	7,261,100
From 10 March 2002 to 10 June 2002 (Note 4)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	6,982,500	—	—	6,982,500
			62,561,100	—	(472,500)	62,088,600
Three months ended 31 March 2004						
10 August 2001 (Note 2)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	47,845,000	—	—	47,845,000
From 10 September 2001 to 14 December 2001 (Note 3)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	7,261,100	—	—	7,261,100
From 10 March 2002 to 10 June 2002 (Note 4)	later of Commencement Date or IPO Date to 31 December 2011	0.0497	6,982,500	—	—	6,982,500
From 10 February 2004 to 24 March 2004 (Note 5)	later of Commencement Date or IPO Date to 31 December 2011	0.1967/ 0.4396	—	10,464,230	(61,180)	10,403,050
			62,088,600	10,464,230	(61,180)	72,491,650
Three months ended 31 March 2003						
10 August 2001 (Note 2)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	47,845,000	—	—	47,845,000
From 10 September 2001 to 14 December 2001 (Note 3)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	7,733,600	—	—	7,733,600
From 10 March 2002 to 10 June 2002 (Note 4)	later of Commencement Date and IPO Date to 31 December 2011	0.0497	6,982,500	—	—	6,982,500
			62,561,100	—	—	62,561,100

Note 1: The exercise price and the number of share options granted as at 31 December 2001, 2002, 2003 and 31 March 2004 have been adjusted retroactively as a result of

NOTES TO THE FINANCIAL STATEMENTS

29. Share option plans (continued)

the combined effect of the two option splits effectuated on 26 September 2003 and 24 March 2004 as if the splits had taken place on 10 August 2001.

Note 2: Pursuant to the Pre-IPO Option Scheme, the Company granted 47,845,000 options at a subscription price of US$0.0497 each, out of which a cash bonus will be paid by the Company to grantees holding in aggregate 17,745,000 of the options. The bonus will be determined according to half of the amount of the subscription price payable by such grantee upon the options are exercised. On 17 September 2003, 472,500 options lapsed as a grantee ceased to be an employee of the Company by resignation.

Note 3: Pursuant to the Pre-IPO Option Scheme, the Company granted a total of 7,733,600 options at a subscription price of US$0.0497 each.

Note 4: During the period from 10 March 2002 to 10 June 2002, the Company further granted a total of 6,982,500 options.

Note 5: On 10 February and 24 March 2004 the Company granted 10,403,050 additional options, net of amounts cancelled, to certain employees under the Pre-IPO Option Scheme. The subscription prices are US$0.1967 per share and US$0.4396 per share, respectively.

Subsequent to 31 March 2004 and up to the date of this report, 105,280 options granted in 2004 were cancelled and the number of outstanding options became 72,386,370.

30. Financial risk management

(a) Financial risk factors

The Group activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates.

(i) Foreign exchange risk

The Group has no significant concentrations of a foreign exchange risk.

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The Group also had United States Dollar denominated term deposits with initial term of over three months with several banks of approximately RMB7,440,000 and RMB3,311,000 and RMB28,141,000 as at 31 December 2002, 2003 and 31 March 2004, respectively. In addition, the Group had United States Dollar denominated cash in bank and short-term deposits of approximately RMB24,156,000, RMB22,899,000, RMB128,901,000 and RMB75,651,000 as at 31 December 2001, 2002 and 2003 and 31 March 2004, respectively.

The Group has not used any forward contracts, currency borrowings or other means to hedge its exposure as foreign currency risk is considered minimal.

NOTES TO THE FINANCIAL STATEMENTS

30. Financial risk management (continued)

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates and the Group has no significant interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its term deposits with initial term of over three months and short-term deposits, details of which have been disclosed in notes 20 and 21 to the Financial Statements. The Group has not used any interest rate swaps to hedge its exposure as interest rate risk is considered minimal.

(iii) Credit risk

As mentioned in note 3(m)(i), the Mobile and Telecom Fees and revenue from Internet value-added services of the Group are substantially derived from co-operative arrangements with China Mobile and China Unicom (the "mobile telecommunication operators"). If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the mobile telecommunication operators alter the co-operative arrangements, the Group's Mobile and Telecommunications and Internet value-added services might be adversely affected.

However, the credit risk related to the end customers of these two services was shared by the mobile telecommunication operators and the Group.

(b) Fair value estimation

The carrying amounts of the Group's financial assets including cash and cash equivalents, accounts receivables, deposits, prepayment and other receivables; and financial liabilities including accounts payables, other payables and accruals, approximate their fair values due to their short maturities.

In assessing the fair value of non-trading financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" in the year ended 31 December 2001 and there was no material impact on the Group's opening shareholders' equity as at 1 January 2001.

NOTES TO THE FINANCIAL STATEMENTS

31. Subsequent events

There were no significant subsequent events after 31 March, 2004.

(II) SUBSEQUENT ACCOUNTS

No audited financial statements for any of the companies comprising the Group have been prepared in respect of any period subsequent to 31 March 2004.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

(A) OVERVIEW

The forecast consolidated profit for the year ending December 31, 2004 is set out in the section headed "Financial Information—Profit Forecast for the year ending December 31, 2004".

(B) BASES OF PREPARATION

Our Directors have prepared the forecast consolidated profit for the year ending December 31, 2004, based on the audited accounts of the Group for the three-month period from January 1, 2004 to March 31, 2004, the unaudited management accounts for the month of April, 2004 and the forecast results of the Group for the remaining eight-month period from May 1, 2004 to December 31, 2004. The forecast has been prepared on the basis of accounting policies consistent in all material respects with those currently adopted by the Group, as summarized in the accountants' report set forth in Appendix I to this Prospectus. The profit forecast has been prepared based on the following assumptions:

- there will be no material changes in legislation, regulations, rules or policies in the PRC or any country or territory in which the Group operates or the way in which any such legislation, regulations, rules or policies are interpreted or applied and which may adversely affect our business;
- there will be no material changes in market conditions in the PRC or any other country or territory in which the Group operates and which may adversely affect our business;
- there will be no material change in the basis or rates of taxation in the countries or territories in which we operate, except otherwise disclosed in this Prospectus;
- there will be no significant disruptions arising from industrial disputes and labor or any other causes which may affect the operations of the Group; and
- there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing.

(C) LETTERS REGARDING THE PROFIT FORECAST

The following is the text of a letter, prepared for inclusion in this Prospectus, received by the Directors from PricewaterhouseCoopers in connection with the forecast of our profit for the year ending 31 December, 2004.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

7 June, 2004

The Directors
Tencent Holdings Limited
Goldman Sachs (Asia) L.L.C.

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the forecast of the consolidated profit attributable to shareholders of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively referred to in this letter as the "Group") for the year ending 31 December, 2004 (the "Profit Forecast") as set out in the section headed "Financial Information—Profit Forecast" in the prospectus of the Company dated 7 June, 2004 (the "Prospectus").

We conducted our work in accordance with the Auditing Guideline 3.341 on "Accountants' report on profit forecasts" issued by the Hong Kong Society of Accountants.

The Profit Forecast, for which the Directors of the Company are solely responsible, has been prepared by them based on the audited accounts of the Group for the three-month period from 1 January, 2004 to 31 March, 2004, the unaudited management accounts of the month of April 2004 and a forecast of the results of the Group for the eight-month period from 1 May, 2004 to 31 December, 2004.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the Directors of the Company as set out in section headed "Basis of Preparation" of Appendix II to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in our accountants' report dated 7 June, 2004, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is the text of a letter, prepared for inclusion in this Prospectus, received by the Directors from the Sponsor in connection with the forecast of our profit for the year ending December 31, 2004.

Goldman Sachs

June 7, 2004

The Board of Directors
Tencent Holdings Limited

Dear Sirs,

We refer to the forecast consolidated profit attributable to shareholders of Tencent Holdings Limited (the "Company") and its subsidiaries for the year ending December 31, 2004, as set out in the Prospectus issued by the Company dated June 7, 2004.

The profit forecast, for which the Directors of the Company are solely responsible, has been prepared by the Directors based on the audited accounts of the Group for the three-month period from January 1, 2004 to March 31, 2004, the unaudited management accounts of the month of April 2004 and a forecast of the results of the Group for the eight-month period from May 1, 2004 to December 31, 2004.

We have discussed with you the bases upon which the profit forecast has been made. We have also considered the letter dated June 7, 2004 addressed to yourselves and ourselves from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the profit forecast has been made.

On the basis of the information comprising the profit forecast and on the bases of the accounting policies and calculations adopted by you and reviewed by PricewaterhouseCoopers, we are of the opinion that the profit forecast, for which you as the Directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully
For and on behalf of
GOLDMAN SACHS (ASIA) L.L.C.
Martin Lau
Executive Director

For illustrative purpose only, the unaudited pro forma financial information prepared in accordance with Rule 4.29 of the Listing Rules, is set out here to illustrate the effect of the Offering on (a) the basic earnings per share of the Group for the year ended 31 December 2003 as if it had taken place on 1 January 2003 and (b) the net tangible assets of the Group as at 31 March 2004 as if it had taken place on 31 March 2004.

The pro forma financial information has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the basic earnings per share and the financial position of the Group following the Offering.

A. UNAUDITED PRO FORMA BASIC EARNINGS PER SHARE

Net profit for the year ended 31 December 2003 (RMB'000)		322,196
Weighted average number of Shares outstanding during 2003 (note)		1,321,151,000
Shares to be issued under the Offering (excluding any Shares which may be issued under the Over-allotment Option)		420,160,500
		1,741,311,500
Unaudited pro forma basic earnings per Share	HK$0.17	RMB0.19

Note:
The unaudited pro forma basic earnings per Share is calculated by dividing the historical net profit of the Group for the year ended 31 December 2003 by the weighted average number of Shares outstanding during 2003 adjusted retrospectively as if the effect of the share splits mentioned in notes 24(g) and 24(i) of the Accountants' Report and Shares to be issued under the Offering, taking no account for any shares which may be issued upon the exercise of the Over-allotment Option and any options which have been granted under the Pre-IPO Share Option Scheme, had taken place on 1 January 2003.

B. UNAUDITED PRO FORMA NET TANGIBLE ASSETS

The following statement of unaudited pro forma net tangible assets of the Group is based on the audited consolidated net assets of the Group as at 31 March 2004, as shown in the accountants' report, the text of which is set out in Appendix I to this prospectus and adjusted as follows:

	Audited net tangible assets of the Group as at 31 March 2004	Estimated net proceeds from the Offering	Unaudited Pro Forma net tangible assets	Unaudited Pro Forma net tangible assets per Share	
	RMB'000	RMB'000 (Note 1)	RMB'000	RMB (Note 2)	HK$ (Note 2)
Based on an Offer Price of HK$2.77 per Share	550,326	1,134,720	1,685,046	1.00	0.95
Based on an Offer Price of HK$3.70 per Share	550,326	1,532,347	2,082,673	1.24	1.17

Notes:
1. The estimated net proceeds from the Offering are based on the Offer Price of HK$2.77/HK$3.70 per Share, after deduction of the underwriting fees and other related expenses payable by the Company. No account has been taken of the Shares which may be issued pursuant to any exercise of Over-allotment Option or pursuant to any exercise of options which have been granted under the Pre-IPO Share Option Scheme or which may granted under the Share Option Scheme. If the Over-allotment Option is exercised in full, the unaudited pro forma net tangible asset value per Share will be increased correspondingly.

2. The unaudited pro forma net tangible asset value per Share is arrived at after the adjustments referred to in the following paragraph and on the basis that 1,680,641,260 Shares are in issue taking no account for any shares which may be issued upon the exercise of the Over-allotment Option and any options which has been granted under the Pre-IPO Share Option Scheme.

Shares in issue at 31 March 2004	1,260,480,760
Shares to be issued under the Offering	420,160,500
Total shares already issued and to be issued under the Offering (excluding any Shares which may be issued under the Over-allotment Option and the Pre-IPO Share Option Scheme)	1,680,641,260

C. COMFORT LETTER ON PRO FORMA FINANCIAL INFORMATION

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

The Directors
Tencent Holdings Limited
Goldman Sachs (Asia) L.L.C.

7 June 2004

Dear Sirs

Tencent Holdings Limited

We report on the unaudited pro forma basic earnings per Share and unaudited pro forma adjusted net tangible assets of Tencent Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Parts A and B of this Appendix in connection with the international placing and Hong Kong public offering (the "Offering") of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited. The information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Offering might have affected the relevant financial information of the Group for the year ended 31 December 2003 and as at 31 March 2004.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 21 of Appendix 1A and paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do no accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any the underlying financial information, consisted primarily of comparing the unadjusted financial

information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out in Parts A and B of this Appendix for illustrative purpose only and, because of its nature, it may not be indicative of:

- the basic earnings per share of the Group for any future periods, or
- the financial position of the Group at any future date.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following is the text of a letter, summary of values and valuation certificates, prepared for inclusion in this Prospectus, received by our Directors from American Appraisal China Limited, an independent valuer, in connection with their valuations of March 31, 2004 of our property interests.

American Appraisal
International Valuation Consultancy

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel : (852) 2511 5200
傳真 Fax : (852) 2511 9626
www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Guangzhou • Shenzhen

June 7, 2004

The Directors
Tencent Holdings Limited
5th to 10th Floor
FIYTA Hi-Tech Building
Gaoxinnanyi Avenue
Southern District of Hi-Tech Park
Shenzhen 518057
PRC

Dear Sirs,

In accordance with the instructions by Tencent Holdings Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") to value all the property interests held by members of the Group in the People's Republic of China (the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of such property interests as at March 31, 2004 (the "Valuation Date").

BASIS OF VALUATION

Our valuation of the property is our opinion of open market value which we would define as intended to mean "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:

i) a willing seller;

ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the valuation date;

iv) that no account is taken of any additional bid by a purchaser with a special interest; and

v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

VALUATION METHODOLOGY

Based on this open market approach, the property interests rented and occupied by the Group are considered to have no commercial value either because of their non-assignability in the open market or there are prohibitions against subletting and/or assignment contained in the lease and/or tenancy agreement or the lack of substantial profit rent.

ASSUMPTIONS

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the value of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations. We have also assumed that the property interests are disposable and transferable in the open market for the whole of the respective unexpired terms as granted without any fees or charge incurred unless otherwise stated.

No allowance has been made in our valuations for any charges, mortgages or amounts owning on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their rental values.

We have assumed that all consents, approvals and licences from relevant government authorities for the buildings and structures erected or to be erected thereon have been granted. Also, we have assumed that unless otherwise stated, all buildings and structures erected on the site are held by the owners or permitted to be occupied by the owner.

It is assumed that all applicable zoning, land use regulations and other restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation certificate. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property interests described and that no encroachment or trespass exists unless noted in the valuation certificate.

TITLESHIP AND LEASEHOLD INTERESTS INVESTIGATION

We have been provided with extracts of documents in relation to the title of the property interests and all lease agreements entered into Group. However, we have not scrutinized the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on the information provided by the Group.

All legal documents disclosed in this letter and valuation certificate are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation certificate.

We have relied upon the legal opinion given by Zhong Lun Law Firm in relation to the legal title to the property interests and the legality of the leasehold interests held by the Group in the PRC.

LIMITING CONDITIONS

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site and floor areas and all other relevant matters. Dimensions and areas included in the valuation certificate are based on information contained in the documents provided to us and are only approximations.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Group. We were also advised by the Group that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the property interests included in the attached valuation certificate. However, no structural survey has been made and we are therefore unable to report as to whether the property interests are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services. In the course of our inspection, we did not notice any serious defects.

We have not carried out investigations on site to determine the suitability of ground conditions and services for the proposed development, nor have we undertaken archaeological, ecological or environmental surveys. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

REMARKS

In our valuation, we have complied with all the requirements contained in The Valuation of Property Assets — Guidance Note published by The Hong Kong Institute of Surveyors.

We enclose herewith the summary of valuations and the valuation certificate.

Yours faithfully,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED

Calvin K. C. Chan
MRICS, MHKIS, RPS (GP)
Assistant Vice President

Note: *Calvin K. C. Chan, who is a Chartered Valuation Surveyor and Registered Professional Surveyor, has over 10 years of experience in valuation of properties in Hong Kong and the PRC.*

SUMMARY OF VALUATION

Property Interests Rented and Occupied by the Group in the PRC

	Property	Open Market Value in existing state as at March 31, 2004
1.	3/F, East Block 2 SEG Park Futian District Shenzhen The PRC	No commercial value
2.	Unit B on 3/F Block 2, SEG Park Futian District Shenzhen The PRC	No commercial value
3.	4/F Block 2, SEG Park Futian District Shenzhen The PRC	No commercial value
4.	Units A505 and B505 on 5/F Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	No commercial value
5.	Units A503 and B503 on 5/F Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	No commercial value
6.	Unit B506 on 5/F East Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	No commercial value
7.	Units 619, 620 and 622 on 6/F East Block 2, SEG Park Futian District Shenzhen The PRC	No commercial value
8.	Unit 303 on 3/F West Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	No commercial value

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at March 31, 2004
9. Units 2C511, on 5/F East 2 Block SEG Park Zhenxing Road Futian District Shenzhen The PRC	No commercial value
10. 5/F to 10/F FIYTA Hi-Tech Building Gaoxinnanyi Avenue Southern District of Hi-Tech Park Nanshan District Shenzhen The PRC	No commercial value
11. Unit 9-12 on 38/F Shanghai Information Tower 211 Shijie Main Road Pudong New District Shanghai The PRC	No commercial value
12. West Portion on 39/F Shanghai Information Tower 211 Shijie Main Road Pudong New District Shanghai The PRC	No commercial value
13. Units 515 to 518 on 5/F Canway Building 66 Nanlishi Road Beijing The PRC	No commercial value
14. Unit 519 on 5/F Canway Building 66 Nanlishi Road Beijing The PRC	No commercial value
15. Units 614 to 616 on 6/F Canway Building 66 Nanlishi Road Beijing The PRC	No commercial value

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at March 31, 2004
16. Room No. 1906 on 19/F Dongfang Building Shi Jia Zhuang Zhongshan Dong Road Hebei Province The PRC	No commercial value
17. Unit 3708 on 32/F Wuhan World Trade Tower 686 Jiefang Main Road Wuhan City Hubei Province The PRC	No commercial value
18. Unit 1003 on 10/F Soke Building 218 Dongming Road Zhengzhou City Henan Province The PRC	No commercial value
19. Rooms 16 & 17 on 21/F Jinxiu Zhonghuan Building Wuyi Road Changsha City Hunan Province The PRC	No commercial value
20. Unit 11 on 17/F East Tower Huaxin Building 2 Shuiyin Road Dongshan District Guangzhou City Guangdong Province The PRC	No commercial value
21. Unit 305 on 3/F West Block 2 SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	No commercial value
22. Unit B3 on 10/F Nanfeng Building 85 Minzu Main Road Nanling City Guangxi Province The PRC	No commercial value

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at March 31, 2004
23. Unit 11 on 16/F Daxiyang Guoji Building 2 Keyuan Yi Road Gaoxin District Chongqing The PRC	No commercial value
24. Unit D3 on 21/F Yangguang A Ban Renmin Middle Road Kunming City Yunnan Province The PRC	No commercial value
25. Unit 810 on 8/F Jinyuan Building 8 Taoyuan Main Street Nanchang City Jiangxi Province The PRC	No commercial value
26. Unit 1409 on 14/F Fuyang Chuangye Center (also known as Changqing Building) Hagaoxin District 172 Zhongshan Road Haerbin City Heilongjiang Province The PRC	No commercial value
27. Spaces 4-6/A-C on 8th Floor Shenzhen Pivotal Information Building Yitian Road Futian District Shenzhen City The PRC	No commercial value
28. Unit C, 3rd Floor Yaojiang Development Center No. 305 Huancheng Road North Hangzhou City Zhejiang Province The PRC	No commercial value
29. Unit 1802, 18th Floor Chandifang Building No. 88 Jingqi Road Ji'nan City Shandong Province The PRC	No commercial value

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at March 31, 2004
30. A unit in Hailian Building No. 22 Huancheng Nan Road West Beilin District Xi'an City Shaanxi Province The PRC	No commercial value
31. Unit 07, 17th Floor Huaxin Building East Tower No. 2 Shuiyin Road Dongshan District Guangzhou City Guangdong Province The PRC	No commercial value
32. Unit 2606, 26th Floor Jiangsu Science & Technology Building Jiangsu Province The PRC	No commercial value
33. Unit 2115, 21st Floor Hongtu Building No. 76 Suzhou Road Hefei City Anhui Province The PRC	No commercial value
34. No.2501 on 25/F Nanjing Fenghui Mansion No.1 Wutaishan Road Nanjing City Jiangsu Province The PRC	No commercial value
35. Unit H on 17/F Western Tower No.19 Section 4 Renmin Road South Chengdu City Shichun Province The PRC	No commercial value
36. Room 1205 on 12/F Hongyang Building No.20 Jia Beiling Da Street Huanggu District Shenyang City Liaoling Province The PRC	No commercial value

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at March 31, 2004
37. Unit 419, Block A Anyi Commercial Building No.162 Shuangta Street West Taiyuan City Shanxi Province The PRC	No commercial value

VALUATION CERTIFICATE

Property Interests Rented and Occupied by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
1.	3/F, East Block 2 SEG Park Futian District Shenzhen The PRC	The property comprises a workshop space in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 1,958.89 square meters and is rented by the Group for a term commencing from 1st August, 2003 to 31st December, 2005 at a monthly rent of RMB109,697.84.	The property is currently occupied by the Group for workshop purposes.	No commercial value
2.	Unit B on 3/F Block 2, SEG Park Futian District Shenzhen The PRC	The property comprises a workshop space in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 818.27 square meters and is rented by the Group for a term commencing from 1st August, 2003 to 31st December, 2005 at a monthly rent of RMB45,823.12.	The property is currently occupied by the Group for workshop purposes.	No commercial value
3.	4/F Block 2, SEG Park Futian District Shenzhen The PRC	The property comprises a workshop space in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 3,562.16 square meters and is rented by the Group for a term commencing from 1st August, 2003 to 31st December, 2005 at a monthly rent of RMB199,480.96.	The property is currently occupied by the Group for workshop purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
4.	Units A505 and B505 on 5/F Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	The property comprises two workshop spaces in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 271.91 square meters and is rented by the Group for a term commencing from 10th May, 2003 to 9th May, 2004 at a monthly rent of RMB10,034.56.	The property is currently occupied by the Group for workshop purposes.	No commercial value
5.	Units A503 and B503 on 5/F Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	The property comprises two workshop spaces in a multi-level building completed in or around 1989. The property contains a total gross floor area of approximately 275.60 square meters and is rented by the Group for a term commencing from 27th May, 2003 to 26th May, 2004 at a monthly rent of RMB14,331.20.	The property is currently occupied by the Group for workshop purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
6.	Unit B506 on 5/F East Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	The property comprises a workshop space in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 137.8 square meters and is rented by the Group for a term commencing from 22nd November, 2003 to 21st November, 2004 at a monthly rent of RMB 7,165.60.	The property is currently occupied by the Group for workshop purposes.	No commercial value
7.	Units 619, 620 and 622 on 6/F East Block 2, SEG Park Futian District Shenzhen The PRC	The property comprises three workshop spaces in a multi-level building completed in or around 1989. The property contains a total gross floor area of approximately 598 square meters and is rented by the Group for a term commencing from 11th December, 2003 to 10th May, 2004 at a monthly rent of RMB25,415.	The property is currently occupied by the Group for workshop purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
8.	Unit 303 on 3/F West Block 2, SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	The property comprises a workshop space in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 300 square meters and is rented by the Group for a term commencing from 1st March, 2004 to 31st December, 2005 at a monthly rent of RMB16,800.	The property is currently occupied by the Group for workshop purposes.	No commercial value
9.	Units 2C511 on 5/F East 2 Block SEG Park Zhenxing Road Futian District Shenzhen The PRC	The property comprises a domestic unit in a multi-level building completed in or around 1989. The property contains a total gross floor area of approximately 59.79 square meters and is rented by the Group for a term commencing from 16th December, 2003 to 15th December, 2004 at a monthly rent of RMB 3,109.08. As informed by the Group, the tenancy has been terminated at the date of this report.	The property is not occupied by the Group now.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
10.	5/F to 10/F FIYTA Hi-Tech Building Gaoxinnanyi Avenue Southern District of Hi-Tech Park Nanshan District Shenzhen The PRC	The property comprises six floors of office spaces in a multi-level building completed in or around 2003. The property contains a total gross floor area of approximately 20,935 square meters and is rented by the Group for a term commencing from 1st January, 2004 to 31st December, 2006 at a monthly rent of RMB963,010.	The property is currently occupied by the Group for office purposes.	No commercial value
11.	Unit 9-12 on 38/F Shanghai Information Tower 211 Shijie Main Road Pudong New District Shanghai The PRC	The property comprises three office units in a multi-level building completed in or around 2001. The property contains a total gross floor area of approximately 770.48 square meters and is rented by the Group for a term commencing from 21st August, 2003 to 20th August, 2005 at a monthly rent of RMB126,083.80.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
12.	West Portion on 39/F Shanghai Information Tower 211 Shijie Main Road Pudong New District Shanghai The PRC	The property comprises a storage space in a multi-level building completed in or around 2001. The property contains a gross floor area of approximately 17 square meters and is rented by the Group for a term commencing from 1st October, 2003 to 31st March, 2004 at a monthly rent of RMB800. As informed by the Group, negotiation of the renewal of tenancy is in progress.	The property is currently occupied by the Group for storage purposes.	No commercial value
13.	Units 515 to 518 on 5/F Canway Building 66 Nanlishi Road Beijing The PRC	The property comprises four office units in a multi-level building completed in or around 1996. The property contains a total gross floor area of approximately 474.85 square meters and is rented by the Group for a term commencing from 1st August, 2003 to 31st July, 2004 at a monthly rent of US$6,885.33.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
14.	Unit 519 on 5/F Canway Building 66 Nanlishi Road Beijing The PRC	The property comprises an office unit in a multi-level building completed in or around 1996. The property contains a gross floor area of approximately 188.61 square meters and is rented by the Group for a term commencing from 8th October, 2003 to 7th October, 2004 at a monthly rent of US$2,451.93.	The property is currently occupied by the Group for office purposes.	No commercial value
15.	Units 614 to 616 on 6/F Canway Building 66 Nanlishi Road Beijing The PRC	The property comprises three office units in a multi-level building completed in or around 1996. The property contains a total gross floor area of approximately 406.06 square meters and is rented by the Group for a term commencing from 22nd September, 2003 to 21st September, 2005 at a monthly rent of US$5,278.78.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
16.	Room No. 1906 on 19/F Shijiazhuang Dongfang Building Shi Jia Zhuang Zhongshan Dong Road Hebei Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1996. The property contains a gross floor area of approximately 46 square meters and is rented by the Group for a term commencing from 20th February, 2004 to 19th February, 2006 at an annual rent of RMB23,338.10.	The property is currently occupied by the Group for office purposes.	No commercial value
17.	Unit 3708 on 32/F Wuhan World Trade Tower 686 Jiefang Main Road Wuhan City Hubei Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1998. The property contains a total gross floor area of approximately 129 square meters and is rented by the Group for a term commencing from 1st April, 2004 to 31st March, 2005 at a monthly rent of RMB4,773.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
18.	Unit 1003 on 10/F Soke Building 218 Dongming Road Zhengzhou City Henan Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1999. The property contains a gross floor area of approximately 56.6 square meters and is rented by the Group for a term commencing from 1st March, 2003 to March 31, 2004 and renewed for further one year from 1st March, 2004 to 28th February, 2005 at an annual rent of RMB32,020.	The property is currently occupied by the Group for office purposes.	No commercial value
19.	Rooms 16 & 17 on 21/F Jinxiu Zhonghuan Building Wuyi Road Changsha City Hunan Province The PRC	The property comprises two rooms in a multi-level building completed in or around 2002. The property contains a total gross floor area of approximately 110.08 square meters and is rented by the Group for a term commencing from 1st March, 2004 to 1st March, 2005 at a monthly rent of RMB3,963.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
20.	Unit 11 on 17/F East Tower Huaxin Building 2 Shuiyin Road Dongshan District Guangzhou City Guangdong Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1997. The property contains a total gross floor area of approximately 85.71 square meters and is rented by the Group for a term commencing from 5th July, 2003 to 4th July, 2004 at a monthly rent and management fee of RMB6,171.	The property is currently occupied by the Group for office purposes.	No commercial value
21.	Unit 305 on 3/F West Block 2 SEG Park Huaqiang Bei Road Futian District Shenzhen The PRC	The property comprises an office unit in a multi-level building completed in or around 1989. The property contains a gross floor area of approximately 43.1 square meters and is rented by the Group for a term commencing from 1st April, 2004 to 31st December, 2005 at a monthly rent of RMB16,800.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
22.	Unit B3 on 10/F Nanfeng Building 85 Minzu Main Road Nanling City Guangxi Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1998. The property contains a gross floor area of approximately 50 square meters and is rented by the Group for a term commencing from 8th December, 2003 to 9th December, 2004 at a monthly rent of RMB2,000.	The property is currently occupied by the Group for office purposes.	No commercial value
23.	Unit 11 on 16/F Daxiyang Guoji Building 2 Keyuan Yi Road Gaoxin District Chongqing The PRC	The property comprises an office unit in a multi-level building completed in or around 1996. The property contains a gross floor area of approximately 40.66 square meters and is rented by the Group for a term commencing from 15th December, 2003 to 14th December, 2004 at a monthly rent of RMB1,626.40.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
24.	Unit D3 on 21/F Yangguang A Ban Renmin Middle Road Kunming City Yunnan Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2003. The property contains a total gross floor area of approximately 87.5 square meters and is rented by the Group for a term commencing from 1st December, 2003 to 1st December, 2004 at an annual rent of RMB19,200.	The property is currently occupied by the Group for office purposes.	No commercial value
25.	Unit 810 on 8/F Jinyuan Building 8 Taoyuan Main Street Nanchang City Jiangxi Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1999. The property contains a gross floor area of approximately 30 square meters and is rented by the Group for a term commencing from 26th October, 2003, to 25th October, 2004 at a monthly rent and management fee of RMB1,500. As informed by the Group, the tenancy has been terminated at the date of this report.	The property is not occupied by the Group now.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
26.	Unit 1409 on 14/F Fuyang Chuangye Center (also known as Changqing Building) Hagaoxin District 172 Zhongshan Road Haerbin City Heilongjiang Province	The property comprises an office unit in a multi-level building completed in or around 1999. The property contains a gross floor area of approximately 28 square meters and is rented by the Group for a term commencing from 27th October, 2003, to 26th October, 2004 at an annual rent and management fee of RMB22,400.	The property is currently occupied by the Group for office purposes.	No commercial value
27.	Spaces 4-6/A-C on 8th Floor Shenzhen Pivotal Information Building Yitian Road Futian District Shenzhen City The PRC	The property comprises an office unit in a multi-level building completed in or around 2001. The property contains a gross floor area of approximately 267 square meters and is rented by the Group for a term commencing from 1st, December, 2003 to 30th December, 2006 at a monthly rent of RMB42,720.	The property is currently occupied by the Group for office purposes.	No commercial value
28.	Unit C, 3rd Floor Yaojiang Development Center No. 305 Huancheng Road North Hangzhou City Zhejiang Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2000. The property contains a gross floor area of approximately 110 square meters and is rented by the Group for a term commencing from 19th December, 2003 to 18th December, 2004 at a monthly rent of RMB8,000.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
29.	Unit 1802, 18th Floor Chandifang Building No. 88 Jingqi Road Ji'nan City Shandong Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2002. The property contains a gross floor area of approximately 30.67 square meters and is rented by the Group for a term commencing from 1st December, 2003 to 30th November, 2004 at an annual rent of RMB33,583.65.	The property is currently occupied by the Group for office purposes.	No commercial value
30.	A unit in Hailian Building No. 22 Huancheng Nan Road West Beilin District Xi'an City Shaanxi Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2000. The property contains a gross floor area of approximately 119.18 square meters and is rented by the Group for a term commencing from 1st August, 2003 to 31st July, 2004 at a quarterly rent of RMB5,000.	The property is currently occupied by the Group for office purposes.	No commercial value
31.	Unit 07, 17th Floor Huaxin Building East Tower No. 2 Shuiyin Road Dongshan District Guangzhou City Guangdong Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1997. The property contains a gross floor area of approximately 45.11 square meters and is rented by the Group for a term commencing from 5th February, 2004 to 4th February, 2005 at a monthly rent of RMB1,804.	The property is currently occupied by the Group for office purposes.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
32.	Unit 2606, 26th Floor Jiangsu Science & Technology Building Jiangsu Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2001. The property contains a gross floor area of approximately 42 square meters and is rented by the Group for a term commencing from 15th June, 2003 to 14th June, 2004 at a monthly rent of RMB1,764.	The property is currently occupied by the Group for office purposes.	No commercial value
33.	Unit 2115, 21st Floor Hongtu Building No. 76 Suzhou Road Hefei City Anhui Province The PRC	The property comprises an office unit in a multi-level building completed in or around 1994. The property contains a gross floor area of approximately 31.39 square meters and is rented by the Group for a term commencing from 1st February, 2004 to 31st January, 2005 at a monthly rent of RMB1,192.82.	The property is currently occupied by the Group for office purposes.	No commercial value
34.	No.2501 on 25/F Nanjing Fenghui Mansion No.1 Wutaishan Road Nanjing City Jiangsu Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2003. The property contains a gross floor area of approximately 150 square meters and is rented by the Group for a term commencing from 20th February, 2004 to 19th February, 2005 at a monthly rent of RMB7,400.	The property is currently occupied by the Group for office purpose.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open Market Value in existing state as at March 31, 2004
35.	Unit H on 17/F Western Tower No.19 Section 4 Renmin Road South Chengdu City Shichun Province The PRC	The property comprises an office unit in a multi-level building completed in or around 2003. The property contains a gross floor area of approximately 135.22 square meters and is rented by the Group for a term commencing from 25th February, 2004 to 24th February, 2007 at a monthly rent of RMB12,845.90.	The property is currently occupied by the Group for office purpose.	No commercial value
36.	Room 1205 on 12/F Hongyang Building No. 20. Jia Beiling Da Street Huanggu District Shenyang City Liaoling Province The PRC	The property comprises a unit in a multi-level building completed in or around 2001. The property contains a gross floor area of approximately 66.67 squares meters and is rented by the Group for a term commencing from 1st March, 2004 to 28th February 2005 at an annually rent of RMB55,836.	The property is currently occupied by the Group for office purposes	No commercial value
37.	Unit 419, Block A Anyi Commercial Building No. 162 Shuangta Street West Taiyuan City Shanxi Province The PRC	The property comprises an office unit in a mult-level building completed in or around 2000. The property contains a gross floor area of approximately 40.61 squares meters and is rented by the Group for a term commencing from 25th February, 2004 to 24th February, 2005 at a quarterly rent of RMB9,746.40 inclusive of management fee.	The property is currently occupied by the Group for office purposes	No commercial value

Set out below is a summary of certain provisions of the Memorandum and the Articles and of certain aspects of Cayman company law. The Memorandum and the Articles are available for inspection at the address and during the period specified in the paragraph headed "Documents delivered and available for inspection" in Appendix VIII to this Prospectus.

The Company was incorporated in the BVI on November 23, 1999 as an international business company with limited liability. The Company was redomiciled to the Cayman Islands on February 27, 2004 and is continued as an exempted company with limited liability under the Companies Law. The Memorandum and the Articles comprise its constitution.

1. MEMORANDUM OF ASSOCIATION

The Memorandum states, inter alia, that the liability of members of the Company is limited to the amount, if any, for the time being unpaid on the Shares respectively held by them and that the objects for which the Company is established are unrestricted (including acting as an investment company), and that the Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person of full capacity, irrespective of any question of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

The Company may by special resolution alter its Memorandum with respect to any objects, powers or other matters specified therein.

2. ARTICLES OF ASSOCIATION

The Articles were adopted on March 24, 2004 and amended on 23 April 2004. The following is a summary of certain provisions of the Articles:

(a) Special voting provision

The Articles provide that all shareholders' resolutions of the Company, and all directors' resolutions of the Company, must be approved by a 75% majority of the shareholders' or directors (as the case may be) at the relevant general meeting or board meeting (the "Special Voting Provision"). The Special Voting Provision will remain in effect for a three year period after its adoption by the Company, which occurred on March 24, 2004, after which time it will automatically cease to have any further effect. Resolutions passed at a general meeting during the term of operation of the Special Voting Provision shall not be treated as special resolutions for notice or filing purposes, or any other purposes, unless so required by the Articles or the Companies Law.

(b) Directors

(i) Power to allot and issue shares and warrants

Subject to the provisions of the Companies Law and the Memorandum and Articles and to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the Company may by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the board may determine). Subject to the Companies Law, the rules of any Designated Stock Exchange (as defined in the Articles) and the Memorandum and Articles, any share may be issued on terms that, at the option of the Company or the holder thereof, they are liable to be redeemed.

The board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

Subject to the provisions of the Companies Law and the Articles and, where applicable, the rules of any Designated Stock Exchange (as defined in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in the Company shall be at the disposal of the board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, but so that no shares shall be issued at a discount.

Neither the Company nor the board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(ii) Power to dispose of the assets of the Company or any subsidiary

There are no specific provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Companies Law to be exercised or done by the Company in general meeting.

(iii) Compensation or payments for loss of office

Pursuant to the Articles, payments to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(iv) Loans and provision of security for loans to Directors

There are provisions in the Articles prohibiting the making of loans to Directors.

(v) Disclosure of interests in contracts with the Company or any of its subsidiaries.

A Director may hold any other office or place of profit with the Company (except that of the auditor of the Company) in conjunction with his office of Director for such period and, subject to the Articles, upon such terms as the board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits received by him as a director, officer or member of, or from his interest in, such other company. Subject as otherwise provided by the Articles, the board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

Subject to the Companies Law and the Articles, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case, at the first meeting of the board after he knows that he is or has become so interested.

A Director shall not vote (nor be counted in the quorum) on any resolution of the board in respect of any contract or arrangement or other proposal in which he or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) is materially interested but this prohibition shall not apply to any of the following matters, namely:

(aa) any contract or arrangement for giving of any security or indemnity to the Director or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(bb) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) has himself/ themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(cc) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(dd) any contract or arrangement in which the Director or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(ee) any contract or arrangement concerning any other company in which the Director or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) is interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) are in aggregate beneficially interested in 5 percent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of his associates is derived); or

(ff) any proposal concerning the adoption, modification or operation of a share incentive or share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to the Directors, their associates (as defined by the rules, where applicable, of the Designated Stock Exchange) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(vi) Remuneration

The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the board may agree or, failing agreement, equally, except that any Director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The

Directors shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director. An executive Director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a Director.

The board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit with the Company or any of its subsidiaries) and ex-employees of the Company and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

(vii) Retirement, appointment and removal

At each annual general meeting, one third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not greater than one third) will retire from office by rotation provided that no Director holding office as chairman and/or managing director shall be subject to retirement by rotation, or be taken into account in determining the number of Directors to retire provided that for a period of three years expiring automatically at midnight on March 23, 2007, all of the Directors for the time being shall retire from office at each annual general meeting. The Directors to retire by rotation will be any Director who wishes to retire and not to offer himself for reelection and those Directors who have been longest in office since their last reelection or appointment but as between

persons who became or were last reelected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of Directors upon reaching any age limit.

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the board or as an addition to the existing board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Neither a Director nor an alternate Director is required to hold any shares in the Company by way of qualification.

A Director may be removed by a special resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may by ordinary resolution appoint another in his place. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two. There is no maximum number of Directors.

The office of director shall be vacated:

(aa) if he resigns his office by notice in writing delivered to the Company at the registered office of the Company for the time being or tendered at a meeting of the Board;

(bb) becomes of unsound mind or dies;

(cc) if, without special leave, he is absent from meetings of the board (unless an alternate director appointed by him attends) for six (6) consecutive months, and the board resolves that his office is vacated;

(dd) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(ee) if he is prohibited from being a director by law;

(ff) if he ceases to be a director by virtue of any provision of law or is removed from office pursuant to the Articles.

The board may from time to time appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the board may determine and the board may revoke or terminate any of such appointments. The board may delegate any of its powers, authorities and discretions to committees consisting of such Director or Directors and other persons as the board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the board.

(viii) Borrowing powers

The board may exercise all the powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Law, to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Note: These provisions, in common with the Articles in general, can be varied with the sanction of a special resolution of the Company.

(ix) Proceedings of the Board

The board may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Subject to the Special Voting Provision, questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote and the resolution shall fail.

(x) Register of Directors and Officers

The Companies Law and the Articles provide that the Company is required to maintain at its registered office a register of directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within thirty (30) days of any change in such directors or officers.

(c) Alterations to constitutional documents

The Articles may be rescinded, altered or amended by the Company in general meeting by special resolution. The Articles state that a special resolution shall be required to alter the provisions of the Memorandum, to amend the Articles or to change the name of the Company.

(d) Alteration of capital

The Company may from time to time by ordinary resolution (subject to the Special Voting Provision) in accordance with the relevant provisions of the Companies Law:

(i) increase its capital by such sum, to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(iii) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or restrictions as the Company in general meeting or as the directors may determine;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

(v) cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled.

The Company may subject to the provisions of the Companies Law reduce its share capital or any capital redemption reserve or other undistributable reserve in any way by special resolution.

(e) Variation of rights of existing shares or classes of shares

Subject to the Companies Law, all or any of the special rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings will mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting two holders present in person or by proxy whatever the number of shares held by them shall be a quorum. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(f) Special resolution-majority required

Pursuant to the Articles, a special resolution of the Company must be passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the members having a right to attend and vote at such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and, in the case of an

annual general meeting, if so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' notice has been given.

A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within fifteen (15) days of being passed.

An ordinary resolution is defined in the Articles to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles. This definition is subject to the Special Voting Provision.

(g) Voting rights (generally and on a poll) and right to demand a poll

Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with the Articles, at any general meeting on a show of hands, every member who is present in person or by proxy or being a corporation, is present by its duly authorized representative shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the meeting or (ii) at least three members present in person or, in the case of a member being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting or (iii) any member or members present in person or, in the case of a member being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting or (iv) a member or members present in person or, in the case of a member being a corporation, by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a recognized clearing house (or its nominee(s)) is a member of the Company it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized

pursuant to this provision shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Where any Member, under the rules of a Designated Stock Exchange, is required to abstain from voting on a particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

(h) Requirements for annual general meetings

An annual general meeting of the Company must be held in each year, other than the year of adoption of the Articles (within a period of not more than 15 months after the holding of the last preceding annual general meeting or a period of 18 months from the date of adoption of the Articles, unless a longer period would not infringe the rules of any Designated Stock Exchange (as defined in the Articles)) at such time and place as may be determined by the board.

(i) Accounts and audit

The board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Law or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

The accounting records shall be kept at the registered office or at such other place or places as the board decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorized by the board or the Company in general meeting.

A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors' report and a copy of the auditors' report, shall not less than twenty-one (21) days before the date of the meeting be sent to every person entitled to receive notices of general meetings of the Company under the provisions the Articles; however, subject to compliance with all applicable laws, including the rules of the Designated Stock Exchange (as defined in the Articles), the Company may send to such persons a summary financial statement derived from the Company's annual accounts and the directors' report instead provided that any such person may by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the Articles. The remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the members may determine.

The financial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

(j) Notices of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution shall (save as set out in sub-paragraph (f) above) be called by at least twenty-one (21) clear days' notice in writing, and any other extraordinary general meeting shall be called by at least fourteen (14) clear days' notice (in each case exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given). The notice must specify the time and place of the meeting and, in the case of special business, the general nature of that business. In addition notice of every general meeting shall be given to all members of the Company other than such as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(i) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent in nominal value of the issued shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(aa) the declaration and sanctioning of dividends;

(bb) the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;

(cc) the election of directors in place of those retiring;

(dd) the appointment of auditors and other officers;

(ee) the fixing of the remuneration of the directors and of the auditors;

(ff) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than twenty (20) per cent in nominal value of its existing issued share capital; and

(gg) the granting of any mandate or authority to the directors to repurchase securities of the Company.

(k) Transfer of shares

All transfers of shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in the Articles) or in such other form as the board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the board may approve from time to time. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its discretion, to do so and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof. The board may also resolve either generally or in any particular case, upon request by either the transferor or the transferee, to accept mechanically executed transfers.

The board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

Unless the board otherwise agrees, no shares on the principal register shall be transferred to any branch register nor may shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title shall be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of shares on the principal register, at the registered office in the Cayman Islands or such other place at which the principal register is kept in accordance with the Companies Law.

The board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

The board may decline to recognize any instrument of transfer unless a fee of such maximum sum as any Designated Stock Exchange (as defined in the Articles) may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the

Company in respect thereof, the instrument of transfer, if applicable, is properly stamped, is in respect of only one class of share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers may be suspended and the register closed on giving notice by advertisement in a relevant newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange (as defined in the Articles), at such times and for such periods as the board may determine and either generally or in respect of any class of shares. The register of members shall not be closed for periods exceeding in the whole thirty (30) days in any year.

(l) Power for the Company to purchase its own shares

The Company is empowered by the Companies Law and the Articles to purchase its own Shares subject to certain restrictions and the Board may only exercise this power on behalf of the Company subject to any applicable requirements imposed from time to time by any Designated Stock Exchange (as defined in the Articles).

(m) Power for any subsidiary of the Company to own shares in the Company

There are no provisions in the Articles relating to ownership of shares in the Company by a subsidiary.

(n) Dividends and other methods of distribution

Subject to the Companies Law, the Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board.

The Articles provide dividends may be declared and paid out of the profits of the Company, realised or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Directors may deduct from any dividend or other monies payable to any member or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think fit. The Company may also upon the recommendation of the board by an ordinary resolution resolve in respect of any one particular dividend of the Company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared the board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to the Company.

No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

(o) Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a member of the Company and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member

could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise if it were an individual member. On a poll or on a show of hands, votes may be given either personally (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy.

(p) *Call on shares and forfeiture of shares*

Subject to the Articles and to the terms of allotment, the board may from time to time make such calls upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made payable either in one lump sum or by installments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding twenty (20) per cent. per annum as the board may agree to accept from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks fit, receive from any member willing to advance the same, either in money or money's worth, all or any part of the monies uncalled and unpaid or installments payable upon any shares held by him, and upon all or any of the monies so advanced the Company may pay interest at such rate (if any) as the board may decide.

If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than fourteen (14) clear days' notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding twenty (20) per cent. per annum as the board determines.

(q) *Inspection of register of members*

Pursuant to the Articles the register and branch register of members shall be open to inspection for at least two (2) hours on every business day by members without charge, or by

any other person upon a maximum payment of HK$2.50 or such lesser sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of HK$1.00 or such lesser sum specified by the board, at the Registration Office (as defined in the Articles), unless the register is closed in accordance with the Articles.

(r) Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman.

Save as otherwise provided by the Articles the quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

A corporation being a member shall be deemed for the purpose of the Articles to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

(s) Rights of the minorities in relation to fraud or oppression

There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under Cayman law, as summarized in paragraph 3(f) of this Appendix.

(t) Procedures on liquidation

A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law divide among the members in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(u) Untraceable members

Pursuant to the Articles, the Company may sell any of the shares of a member who is untraceable if (i) all cheques or warrants (being not less than three in total number) for any sum payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) upon the expiry of the 12 year period, the Company has not during that time received any indication of the existence of the member; and (iii) the Company has caused an advertisement to be published in accordance with the rules of the Designated Stock Exchange (as defined in the Articles) giving notice of its intention to sell such shares and a period of three months, or such shorter period as may be permitted by the Designated Stock Exchange (as defined in the Articles), has elapsed since such advertisement and the Designated Stock Exchange (as defined in the Articles) has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds, it shall become indebted to the former member of the Company for an amount equal to such net proceeds.

(v) Subscription rights reserve

The Articles provide that to the extent that it is not prohibited by and is in compliance with the Companies Law, if warrants to subscribe for shares have been issued by the Company and the Company does any act or engages in any transaction which would result in the subscription price of such warrants being reduced below the par value of a share, a subscription rights reserve shall be established and applied in paying up the difference between the subscription price and the par value of a share on any exercise of the warrants.

3. CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

(a) Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

(b) Share capital

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or the value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course business.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, by special resolution reduce its share capital in any way.

The Articles includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

(c) *Financial assistance to purchase shares of a company or its holding company*

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy Shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

(d) *Purchase of shares and warrants by a company and its subsidiaries*

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorize the manner or purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

(e) Dividends and distributions

With the exception of section 34 of the Companies Law, there is no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see paragraph 2(n) above for further details).

(f) Protection of minorities

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the Company's memorandum and articles of association.

(g) Management

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(h) Accounting and auditing requirements

A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

(i) Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

(j) Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from April 13, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

(k) Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

(l) Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

(m) Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There

is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

(n) Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidator; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or any one or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Upon the appointment of a liquidator, the responsibility for the company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Registrar of Companies may direct.

(o) Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing seventy-five (75) per cent. in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

(p) Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than ninety (90) per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

(q) Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

4. GENERAL

Conyers Dill & Pearman, Cayman, the Company's special legal counsel on Cayman Islands law, have sent to the Company a letter of advice summarizing certain aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the paragraph headed "Documents delivered and available for inspection" in Appendix VIII. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

This section sets out a summary of the principal terms of Structure Contracts described in the section entitled "Structure Contracts". Copies of the Structure Contracts are available for inspection as stated in the section entitled "Documents Delivered and Available for Inspection" in Appendix VIII to this Prospectus.

(a) Amended and Restated Exclusive Right to Purchase Contract Relating to Tencent Computer ("TCS ERPC")

On February 28, 2004, Tencent Technology, Tencent Computer and the Core Founders entered into the TCS ERPC. Under the TCS ERPC, Tencent Computer granted to Tencent Technology or any individual or entity designated by Tencent Technology the right to purchase the assets of Tencent Computer for RMB1.00, and the Core Founders granted to Tencent Technology or its designee the right to purchase their equity interests in Tencent Computer for RMB1.00. Each right to purchase may be exercised at any time, subject to the laws of the PRC.

The TCS ERPC also contains covenants given by Tencent Computer and the Core Founders with respect to the governance of Tencent Computer and the conduct of the business of Tencent Computer. Among those covenants, the Core Founders have agreed:

- not to transfer or encumber their equity interests in Tencent Computer without the consent of Tencent Technology and unless the transferee agrees to be bound by the TCS ERPC and the TCS Pledge Contract (see below);
- if requested by Tencent Technology, to procure that the directors of Tencent Computer are the same as the directors of Tencent Technology; and
- within the authority of such Core Founders, to procure Tencent Computer to transfer all its Surplus Cash to Tencent Technology or its affiliates as directed by the Cooperation Committee jointly established by Tencent Technology and Tencent Computer under the TCS CFC (see below) (the "TCS Cooperation Committee").

Under the TCS ERPC, Tencent Computer has agreed:

- not to sell or encumber any of Tencent Computer's assets without Tencent Technology's prior written consent or as permitted under the TCS Pledge Contract;
- not to change its registered capital structure without Tencent Technology's prior written consent;
- not to distribute profits of Tencent Computer to the Core Founders;
- to conduct the business of Tencent Computer in accordance with the TCS CFC, the Approvals Matrix and guidelines of the TCS Cooperation Committee; and
- not to liquidate or dissolve Tencent Computer without Tencent Technology's prior written consent.

The TCS ERPC expires upon the earlier of the end of the term of incorporation of Tencent Computer, which is currently November 11, 2018 (as such term may be extended in

accordance with PRC laws), and the date on which the entire ownership interest of the assets or registered capital of Tencent Computer is purchased by Tencent Technology or its designee.

(b) Amended and Restated Exclusive Right to Purchase Contract Relating to Shiji Kaixuan ("SKT ERPC")

On February 28, 2004, Shidai Zhaoyang Technology, Shiji Kaixuan and the Core Founders, entered into the SKT ERPC. Under the SKT ERPC, the Core Founders granted to Shidai Zhaoyang Technology or any individual or entity designated by Shidai Zhaoyang Technology the right to purchase their equity interests in Shiji Kaixuan at the cost of the initial contributions to the registered capital of Shiji Kaixuan (the "Interest Purchase Price") and the amount of any tax liability incurred by the Core Founders in relation to the Interest Purchase Price. No further payment is required upon Shidai Zhaoyang Technology's exercise of its right to purchase the equity interests. Shiji Kaixuan also grants to Shidai Zhaoyang Technology the right to purchase the assets of Shiji Kaixuan Technology Systems for RMB1.00. Each right to purchase may be exercised at any time, subject to the laws of the PRC.

Pursuant to the SKT ERPC, the amount of the Interest Purchase Price was paid to the Core Founders in advance, and the Core Founders shall use the amount only to pay the registered capital of Shiji Kaixuan and any applicable taxes.

The SKT ERPC also contains specific covenants given by Shiji Kaixuan Technology and the Core Founders with respect to the governance of Shiji Kaixuan Technology and the conduct of the business of Shiji Kaixuan. Among these covenants, the Core Founders have agreed:

- not to transfer or encumber their equity interests in Shiji Kaixuan without the consent of Shidai Zhaoyang Technology and unless the transferee agrees to be bound by the SKT ERPC and the SKT Pledge Contract (see below);
- if requested by Shidai Zhaoyang Technology, to procure that the directors of Shiji Kaixuan are the same as the directors of Shidai Zhaoyang Technology; and
- within the authority of such Core Founders, to procure Shiji Kaixuan to transfer all its Surplus Cash to Shidai Zhaoyang Technology or its affiliates as directed by the Cooperation Committee jointly established by Shidai Zhaoyang Technology and Shiji Kaixuan under the SKT CFC (see below) (the "SKT Cooperation Committee").

Under the SKT ERPC, Shiji Kaixuan has agreed:

- not to sell or encumber any of Shiji Kaixuan's assets without Shidai Zhaoyang Technology's prior written consent or as permitted under the SKT Pledge Contract;
- not to change its registered capital structure without Shiji Kaixuan's prior written consent;
- not to distribute profits of Shiji Kaixuan to the Core Founders;

- to conduct the business of Shiji Kaixuan in accordance with the SKT CFC (see below), the Approvals Matrix and guidelines of the SKT Cooperation Committee; and
- not to liquidate or dissolve Shiji Kaixuan without Shidai Zhaoyang's prior written consent.

The SKT ERPC has a five-year term, which is automatically renewable, unless Shidai Zhaoyang Technology notifies Shiji Kaixuan of its intention not to extend the term.

(c) Amended and Restated Pledge Contract by the Core Founders in favour of Tencent Technology ("TCS Pledge Contract")

On February 28, 2004, Tencent Technology and the Core Founders entered into the TCS Pledge Contract. Under the TCS Pledge Contract, the Core Founders granted to Tencent Technology a continuing first priority security interest in their respective interests in the registered capital of Tencent Computer, being, collectively, all of the registered capital of Tencent Computer (the "TCS Pledged Securities").

Under the TCS Pledge Contract, Tencent Technology is entitled to exercise its right to purchase the TCS Pledged Securities at an agreed price or sell the TCS Pledged Securities through an auction or private sale or dispose of the TCS Pledged Securities in any other manner permitted by applicable laws and regulations, on the occurrence of any of the following:

- any of the Core Founders is in breach of any of his material obligations under the TCS Pledge Contract or the TCS ERPC;
- Tencent Computer ceases to conduct its operations or is dissolved or is ordered to cease its operations or to be dissolved or goes into bankruptcy;
- any of the Core Founders and/or Tencent Computer is involved in any material dispute or litigation likely to have a material adverse effect on any Core Founder's ability to perform his obligations under the TCS Pledge Contract or the TCS ERPC or Tencent Computer's ability to perform its obligations under the TCS ERPC; and
- there is any other circumstance under which disposal of the TCS Pledged Securities is permitted in accordance with applicable PRC law.

The TCS Pledge Contract expires upon the earlier of the discharge in full of the Core Founders' obligations under the TCS ERPC or the completion of the disposal of the TCS Pledged Securities.

(d) Amended and Restated Pledge Contract by the Core Founders in favour of Shidai Zhaoyang Technology ("SKT Pledge Contract")

On February 28, 2004, Shidai Zhaoyang Technology and the Core Founders entered into the SKT Pledge Contract. Under the SKT Pledge Contract, the Core Founders granted to Shidai Zhaoyang Technology a continuing first priority security interest in their respective interests in the registered capital of Shiji Kaixuan, being, collectively, all of the registered capital of Shiji Kaixuan (the "SKT Pledged Securities").

Under the SKT Pledge Contract, Shidai Zhaoyang Technology is entitled to exercise its right to purchase the SKT Pledged Securities at an agreed price or sell the SKT Pledged Securities through an auction or private sale or dispose of the SKT Pledged Securities in any other manner permitted by applicable laws and regulations, on the occurrence of any of the following:

- any of the Core Founders is in breach of any of his material obligations under the SKT Pledge Contract or the SKT ERPC;
- Shiji Kaixuan ceases to conduct its operations or is dissolved or is ordered to cease its operations or to be dissolved or goes into bankruptcy;
- any of the Core Founders and/or Shiji Kaixuan is involved in any material dispute or litigation likely to have a material adverse effect on any Core Founder's ability to perform its obligations under the SKT Pledge Contract or the SKT ERPC or Shiji Kaixuan's ability to perform its obligations under the SKT ERPC; and
- there is any other circumstance under which disposal of the SKT Pledged Securities is permitted in accordance with applicable PRC law.

The SKT Pledge Contract expires upon the earlier of the discharge in full of the Core Founders' obligations under the SKT ERPC or the completion of the disposal of the SKT Pledged Securities.

(e) Cooperation Framework Contract Between Tencent Technology and Tencent Computer ("TCS CFC")

On February 28, 2004, Tencent Technology and Tencent Computer entered into the TCS CFC, pursuant to which they agree to cooperate in the provision of communications services. Under the TCS CFC, Tencent Technology agrees to provide specific technology and information services to Tencent Computer and allow Tencent Computer to use specific assets of Tencent Technology. As consideration, Tencent Computer agrees to transfer all its Surplus Cash to Tencent Technology.

The parties also agree to establish the TCS Cooperation Committee. The TCS Cooperation Committee adopts decisions by simple majority vote. If there is an equal number of votes for and against a decision, Tencent Technology and Tencent Computer shall each appoint a third person to decide the matter. The TCS ERPC provides that these third persons must be independent directors of the Company.

The functions of the TCS Cooperation Committee include:

- assisting Tencent Computer in its organization and supervision of the day-to-day operations of Tencent Computer in connection with Tencent Computer's provision of communications services;
- overseeing the provision, creation and development of communications services by Tencent Computer;
- determining and adjusting the fees to be paid by Tencent Computer Systems to Tencent Technology and its affiliates under various contracts to ensure the transfer of Tencent Computer's entire Surplus Cash; and

- causing Tencent Computer and Tencent Technology to enter into contracts under which Tencent Computer will provide services to Tencent Technology and Tencent Technology will pay service fees to Tencent Computer, if necessary to provide funds to satisfy Tencent Computer's working capital and capital expenditure requirements.

Attached to the TCS CFC are forms of a software product sales contract to be entered into by Tencent Technology and Tencent Computer for the purpose of transferring Tencent Computer's Surplus Cash to Tencent Technology as sales consideration, and a software development consultancy services contract to be entered into by Tencent Technology and Tencent Computer for the purpose of providing necessary funds to Tencent Computer as service fees. Both types of agreements are to be entered into at the direction of the TCS Cooperation Committee.

The TCS CFC expires upon the end of the term of incorporation of Tencent Technology, as the same may be extended.

(f) Cooperation Framework Contract Between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT CFC")

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into the SKT CFC, pursuant to which they agree to cooperate in the provision of communications services. Shidai Zhaoyang Technology agrees to provide specific technology and information services to Shiji Kaixuan and allow Shiji Kaixuan to use specific assets of Shidai Zhaoyang Technology. As consideration, Shiji Kaixuan agrees to transfer all its Surplus Cash to Shidai Zhaoyang Technology.

The parties also agree to establish the SKT Cooperation Committee. The SKT Cooperation Committee adopts decisions by simple majority vote. If there is an equal number of votes for and against a decision, Shidai Zhaoyang Technology and Shiji Kaixuan shall each appoint a third person to decide the matter. The SKT ERPC provides that these third persons must be independent directors of the Company.

The functions of the SKT Cooperation Committee include:

- assisting Shiji Kaixuan in its organization and supervision of the day-to-day operations of Shiji Kaixuan in connection with Shiji Kaixuan's provision of communications services;
- overseeing the provision, creation and development of communications services by Shiji Kaixuan;
- determining and adjusting the fees to be paid by Shiji Kaixuan to Shidai Zhaoyang Technology and its affiliates under various contracts to ensure the transfer of Shiji Kaixuan's entire Surplus Cash; and
- causing Shiji Kaixuan and Shidai Zhaoyang Technology to enter into contracts under which Shiji Kaixuan will provide services to Shidai Zhaoyang Technology and Shidai Zhaoyang Technology will pay service fees to Shiji Kaixuan, if necessary to provide funds to satisfy Shiji Kaixuan's working capital and capital expenditure requirements.

Attached to the SKT CFC are forms of a software product sales contract to be entered into by Shidai Zhaoyang Technology and Shiji Kaixuan for the purpose of transferring Shiji Kaixuan's Surplus Cash to Shidai Zhaoyang Technology as sales consideration, and a software development consultancy services contract to be entered into by Shidai Zhaoyang Technology and Shiji Kaixuan for the purpose of providing necessary funds to Shiji Kaixuan as service fees. Both types of agreements are to be entered into at the direction of the SKT Cooperation Committee.

The SKT CFC expires upon the end of the term of incorporation of Shidai Zhaoyang Technology, as the same may be extended.

(g) Intellectual Property Transfer Contract Between Tencent Technology and Tencent Computer ("TCS IP Contract")

On February 28, 2004, Tencent Technology and Tencent Computer entered into the TCS IP Contract, pursuant to which Tencent Computer agrees to transfer its principal present and future intellectual property rights free from encumbrances (other than licenses granted in the ordinary course of Tencent Computer's business) to Tencent Technology in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer.

(h) Intellectual Property Transfer Contract between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT IP Contract")

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into the SKT IP Contract, pursuant to which Shiji Kaixuan agrees to transfer its principal present and future intellectual property rights free from encumbrances (other than licenses granted in the ordinary course of Shiji Kaixuan's business) to Shidai Zhaoyang Technology in consideration of Shidai Zhaoyang Technology's undertaking to provide certain technology and information services to Shiji Kaixuan.

The SKT IP Contract expires upon the end of the term of incorporation of Shiji Kaixuan, as the same may be extended.

(i) Domain Name License Contract between the Company and Tencent Computer

On February 28, 2004, the Company and Tencent Computer entered into an agreement pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specific domain names owned by the Company. The amount of the royalties will be determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenue. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the unilateral right to terminate the contract by giving one month's notice to Tencent Computer.

(j) Domain Name License Contract between Tencent Technology and Tencent Computer

On February 28, 2004, Tencent Technology and Tencent Computer entered into an agreement pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specific domain names owned by Tencent Technology against

payment of a per annum royalty fee determined as a percentage of Tencent Computer's annual gross revenues (which may be adjusted pursuant to the contract or the TCS CFC). The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the unilateral right to terminate the contract by giving one month's notice to Tencent Computer.

(k) Domain Name License Contract between the Company and Shiji Kaixuan

On February 28, 2004, the Company and Shiji Kaixuan entered into an agreement pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specific domain names owned by the Company. The amount of the royalties will be determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the unilateral right to terminate the contract by giving one month's notice to Shiji Kaixuan.

(l) Domain Name License Contract between Tencent Technology and Shiji Kaixuan

On February 28, 2004, Tencent Technology and Shiji Kaixuan entered into an agreement pursuant to which Tencent Technology granted to Shiji Kaixuan a non-exclusive license to use specific domain names owned by Tencent Technology against payment of a per annum royalty fee determined as a percentage of Shiji Kaixuan's annual gross revenue (which may be adjusted pursuant to the contract or the SKT CFC). The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the unilateral right to terminate the contract by giving one month's notice to Shiji Kaixuan.

(m) Trademark License Contract between the Company and Tencent Computer

On February 28, 2004, the Company and Tencent Computer entered into an agreement pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specific trademarks owned by the Company against payment of a per annum royalty fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the unilateral right to terminate the contract by giving one month's notice to Tencent Computer.

(n) Trademark License Contract between Tencent Technology and Tencent Computer

On February 28, 2004, Tencent Technology and Tencent Computer entered into an agreement pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specific trademarks owned by Tencent Technology against payment of a per annum royalty fee determined as a percentage of Tencent Computer's annual gross revenues (which may be adjusted pursuant to the contract or the TCS CFC). The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the unilateral right to terminate the contract by giving one month's notice to Tencent Computer.

(o) Trademark License Contract between the Company and Shiji Kaixuan

On February 28, 2004, the Company and Shiji Kaixuan entered into an agreement pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specific trademarks owned by the Company against payment of a per annum royalty fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the unilateral right to terminate the contract by giving one month's notice to Shiji Kaixuan.

(p) Trademark License Contract between Tencent Technology and Shiji Kaixuan

On February 28, 2004, Tencent Technology and Shiji Kaixuan entered into an agreement pursuant to which Tencent Technology granted to Shiji Kaixuan a non-exclusive license to use specific trademarks owned by Tencent Technology against payment of a per annum royalty fee determined as a percentage of Shiji Kaixuan's annual gross revenues (which may be adjusted pursuant to the contract or the SKT CFC). The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the unilateral right to terminate the contract by giving one month's notice to Shiji Kaixuan.

(q) Information Consultancy Services Contract between Shidai Zhaoyang Technology and Tencent Computer

On February 28, 2004, Shidai Zhaoyang Technology and Tencent Computer entered into an agreement pursuant to which Shidai Zhaoyang Technology shall provide information consultancy services to Tencent Computer against payment per annum of a consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. Shidai Zhaoyang Technology has the right to unilaterally terminate the contract by giving one month's notice to Tencent Computer.

(r) Information Consultancy Services Contract between Shidai Zhaoyang Technology and Shiji Kaixuan

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into an agreement pursuant to which Shidai Zhaoyang Technology shall provide information consultancy services to Shiji Kaixuan against payment per annum of a consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. Shidai Zhaoyang Technology has the right to unilaterally terminate the contract by giving one month's notice to Shiji Kaixuan.

(s) Information Consultancy Services Contract between Tencent Technology and Tencent Computer

On February 28, 2004, Tencent Technology and Tencent Computer entered into an agreement pursuant to which Tencent Technology shall provide information consultancy services to Tencent Computer against payment per annum of a consultancy fee determined

by the TCS Operations Committee within a range of percentages of Tencent Computer's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the right to unilaterally terminate the contract by giving one month's notice to Tencent Computer.

(t) Technical Consultancy Services Contract between the Company and Shiji Kaixuan

On February 28, 2004, the Company and Shiji Kaixuan entered into an agreement pursuant to which the Company shall provide technical consultancy services to Shiji Kaixuan against payment per annum of a consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenues. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the right to unilaterally terminate the contract by giving one month's notice to Shiji Kaixuan.

(u) Technical Consultancy Services Contract between Tencent Technology and Shiji Kaixuan

On February 28, 2004, Tencent Technology and Shiji Kaixuan entered into an agreement pursuant to which Tencent Technology shall provide technical consultancy services to Shiji Kaixuan against payment per annum of a consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenue. The term of the contract is five years and automatically renewable for successive five-year terms. Tencent Technology has the right to unilaterally terminate the contract by giving one month's notice to Shiji Kaixuan.

(v) Technical Consultancy Services Contract between Shidai Zhaoyang Technology and Shiji Kaixuan

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into an agreement pursuant to which Shidai Zhaoyang Technology shall provide technical consultancy services to Shiji Kaixuan against payment per annum of a consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual gross revenue. The term of the contract is five years and automatically renewable for successive five-year terms. Shidai Zhaoyang Technology has the right to unilaterally terminate the contract by giving one month's notice to Shiji Kaixuan.

(w) Technical Consultancy Services Contract between the Company and Tencent Computer

On February 28, 2004, the Company and Tencent Computer entered into an agreement pursuant to which the Company shall provide technical consultancy services to Tencent Computer against payment per annum of a consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues. The term of the contract is five years and automatically renewable for successive five-year terms. The Company has the right to unilaterally terminate the contract by giving one month's notice to Tencent Computer.

(x) Technical Consultancy Services Contract between Shidai Zhaoyang Technology and Tencent Computer

On February 28, 2004, Shidai Zhaoyang Technology and Tencent Computer entered into an agreement pursuant to which Shidai Zhaoyang Technology will provide certain technical consultancy services to Tencent Computer against payment per annum of a consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues. The term of the contract is five years and automatically renewable for successive five-year terms. Shidai Zhaoyang Technology has the right to unilaterally terminate the contract by giving one month's notice to Tencent Computer.

(y) Agreement to Establish a Close Technical and Business Cooperation Relationship between Tencent Technology and Tencent Computer ("TCS Technical Cooperation Agreement")

On February 28, 2004, Tencent Technology and Tencent Computer entered into the TCS Technical Cooperation Agreement to cooperate extensively in aspects of value-added telecommunications services, advertisement, design and other technology and services related to the IM and value-added telecommunications business. All revenues arising from the cooperation will be shared so that Tencent Technology is entitled to revenues attributable to technical services and intellectual property licenses, and Tencent Computer to revenues attributable to value-added telecommunications services, with the specific amounts to be agreed separately between the parties. The TCS Technical Cooperation Agreement has an automatically renewable five-year term. Tencent Technology may terminate the TCS Technical Cooperation Agreement at any time. Pursuant to the TCS CFC, all the provisions of the TCS Technical Cooperation Agreement are subject to the provision of the TCS CFC and the contracts entered into thereunder.

(z) Agreement to Establish a Close Technical and Business Cooperation Relationship between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT Technical Cooperation Agreement")

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into the SKT Technical Cooperation Agreement to cooperate extensively in aspects of value-added telecommunications services advertisement, design and other technology and services related to the IM and value added telecommunications business. All revenues arising from the cooperation will be shared so that Shidai Zhaoyang Technology is entitled to revenues attributable to technical services and intellectual property licenses, and Shiji Kaixuan to revenues attributable to value-added telecommunications services, with the specific amounts to be agreed separately between the parties. The SKT Technical Cooperation Agreement has an automatically renewable five-year term. Shidai Zhaoyang Technology may terminate the SKT Technical Cooperation Agreement at any time. Pursuant to the SKT CFC, all the provisions of the SKT Technical Cooperation Agreement are subject to the provision of the SKT CFC and specific contracts entered into thereunder.

(aa) Network Game Cooperation Agreement between Tencent Technology and Tencent Computer ("TCS Game Cooperation Agreement")

On February 28, 2004, Tencent Technology and Tencent Computer entered into the TCS Game Cooperation Agreement to cooperate and develop and provide technology and services related to network games. All revenues arising from the cooperation will be shared so that Tencent Technology is entitled to revenues attributable to technical services and intellectual property licenses, and Tencent Computer to revenues attributable to value-added telecommunications services. The TCS Game Cooperation Agreement has an automatically renewable five-year term; however, Tencent Technology may terminate the TCS Game Cooperation Agreement at any time. Under the TCS CFC, all the provisions of the TCS Game Cooperation Agreement are subject to the TCS CFC and the contracts entered into thereunder.

(bb) Network Game Cooperation Agreement between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT Game Cooperation Agreement")

On February 28, 2004, Shidai Zhaoyang Technology and Shiji Kaixuan entered into the SKT Game Cooperation Agreement to cooperate and develop and provide technology and services related to network games. All revenues arising from the cooperation will be shared so that Shidai Zhaoyang Technology is entitled to revenues attributable to technical services and intellectual property licenses, and Shiji Kaixuan to revenues attributable to value-added telecommunications services. The SKT Game Cooperation Agreement has an automatically renewable five-year term; however, Shidai Zhaoyang Technology may terminate the SKT Game Cooperation Agreement at any time. Pursuant to the SKT CFC, all the provisions of the SKT Game Cooperation Agreement are subject to the SKT CFC and specific contracts entered into thereunder.

1. FURTHER INFORMATION ABOUT THE COMPANY

(a) Incorporation

The Company was incorporated in the BVI as an international business company under the International Business Companies Act on November 23, 1999. As the Stock Exchange does not permit listings of companies incorporated in the BVI, the Shareholders elected to redomicile the Company to the Cayman Islands rather than interposing a newly incorporated entity as the holding company and listing vehicle of the Group because of the potential adverse South African capital gains tax consequences to certain Shareholders of interposing a new company and the advantage of not having to transfer existing contracts of the Company to a new company. The Company redomiciled to the Cayman Islands on February 27, 2004 and is now existing under the Companies Law as an exempted company with limited liability. The Company has established a place of business in Hong Kong at Room 3506, 35/F, Tower 2, Lippo Centre, 89 Queensway, Admiralty, Hong Kong and was registered on March 26, 2004 as an oversea company in Hong Kong under Part XI of the Companies Ordinance, with Ms. Lau Suk Yi of Room 3506, 35/F, Tower 2, Lippo Centre, 89 Queensway, Admiralty, Hong Kong appointed as the agent of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong.

As the Company is registered in the Cayman Islands, it operates subject to the Companies Law and to its constitution which comprises a memorandum and articles of association. A summary of certain relevant parts of the Company's constitution and certain relevant aspects of Cayman Islands company law are set out in Appendix V to this Prospectus.

(b) Changes in share capital

(a) The Company

Upon incorporation, the Company had an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 per share. On December 29, 1999, a resolution was passed to sub-divide each of the unissued shares of US$1.00 par value per share in the authorized share capital of the Company into 100 shares of US$0.01 par value per share and the authorized share capital is changed to be made up of one class of shares divided into 5,000,000 ordinary shares of US$0.01 par value per share. On December 29, 1999, one fully paid ordinary share ("FPO") was issued to Ma Huateng.

On March 29, 2000, a resolution was passed to change the authorized share capital of the Company. The authorized share capital of the Company of US$50,000 was changed to be divided into three classes of shares: (i) 4,000,000 ordinary shares of US$0.01 par value per share; (ii) 500,000 class A preference shares of US$0.01 par value per share; and (iii) 500,000 class B preference shares of US$0.01 par value per share.

On March 29, 2000, an issue and allotment of 999,999 FPOs was made by the Company consisting of 384,749 FPOs to Ma Huateng, 266,500 FPOs to Zhang Zhidong, 101,250 FPOs to Zeng Liqing, 81,000 FPOs to Xu Chenye, 81,000 FPOs to Chen Yidan, 45,000 FPOs to Lam Kin Wong Danny and 40,500 FPOs to Liu Xiaosong.

On March 29, 2000, pursuant to a subscription agreement dated January 28, 2000, an issue and allotment of 214,286 fully paid class A preference shares ("FPPAs") was made by

the Company to each of Millenium Vocal Limited ("MVL") and IDG Technology Venture Investments, Inc ("IDG").

On July 31, 2000, pursuant to a subscription agreement dated January 28, 2000, an issue and allotment of 119,047 fully paid class B preference shares ("FPPBs") was made by the Company to each of MVL and IDG.

On August 3, 2000, Zhang Zhidong transferred a total of 95,000 FPOs to five non-Core Founders.

MIH acquired its shareholding in the Company on June 5, 2001 from the Founders, MVL and IDG. MIH acquired 194,186 ordinary shares in the Company from the Founders. MVL transferred to MIH 369,341 ordinary shares acquired through conversion of all of their FPPAs, FPPBs and note. IDG converted all of its FPPAs and FPPBs into ordinary shares of the Company, and transferred 243,500 ordinary shares of the Company to MIH. In connection with the MIH share acquisition, IDG also transferred 89,833 ordinary shares of the Company to IDG's wholly owned subsidiary, Mandarin Sea Investments Ltd ("Mandarin Sea"), and IDG Technology Venture Investments, LP converted all of its convertible notes into 36,008 ordinary shares of the Company and transferred all of these ordinary shares of the Company to Mandarin Sea. Immediately after the investment by MIH, the Founders and MIH each held just over 46% legal ownership of the ordinary shares of the Company and Mandarin Sea held approximately 7.2% legal ownership of the ordinary shares of the Company.

On July 25, 2001, 31,003 FPOs were issued pro-rata to the existing shareholders pursuant to a funding plan adopted by the Board on June 26, 2001.

On January 31, 2002, 31,003 FPOs were issued pro-rata to the existing shareholders pursuant to the funding plan adopted by the Board on June 26, 2001.

On December 11, 2002, 683,914 FPOs were transferred by the five Core Founders to BVI companies set up by them, resulting in Advance Data Services Limited, wholly owned by Ma Huateng, holding 321,092 FPOs, Best Update International Limited, wholly owned by Zhang Zhidong, holding 143,125 FPOs, Speednext Industrial Limited, wholly owned by Zeng Liqing, holding 84,499 FPOs, Talent Mighty Investments Limited, wholly owned by Xu Chenye, holding 67,599 FPOs, and Fat Yue Holdings Limited, wholly owned by Chen Yidan, holding 67,599 FPOs.

On August 11 2003, all shares held by Mandarin Sea and a small number of shares held by MIH were redeemed by the Company, following which the share capital of the Company comprised FPOs only, the legal ownership of which was held 50% by MIH and 50% by the Founders collectively.

On September 26, 2003, the Company's 1,669,108 FPOs were split into 18,006,880 FPOs of no par value per share resulting in the Founders collectively holding 9,003,440 FPOs and MIH holding 9,003,440 FPOs.

On September 30, 2003, a redemption of fractional shares occurred reducing the total number of shares by 12 FPOs resulting in the Founders collectively holding 9,003,434 FPOs and MIH holding 9,003,434 FPOs.

On January 12, 2004, 1,625,151 FPOs were transferred by the seven non-Core Founders to BVI companies set up by them resulting in Charter Century Limited, wholly owned by Liu Xiaosong, holding 364,645 FPOs, Ample Source Holdings Limited, wholly owned by Lam Kin Wong Danny, holding 405,166 FPOs, Keen Choice Enterprises Limited, wholly owned by Xu Gangwu, holding 270,096 FPOs, Global Precise Assets Limited, wholly owned by Wu Xiaoguang, holding 270,096 FPOs, On Choice International Limited, wholly owned by Li Haixiang, holding 162,073 FPOs, Smart Star Investments Limited, wholly owned by Huang Yejun, holding 90,039 FPOs and Success Chance Assets Limited, wholly owned by Gong Haixing, holding 63,036 FPOs.

On March 24, 2004, the par value of the Company's shares was changed from no par value to HK$0.0001 per share and the Company's 18,006,868 shares were split into 1,260,480,760 shares of par value HK$0.0001 per share resulting in the Founders, in aggregate, holding 630,240,380 shares and MIH holding 630,240,380 shares.

(b) Realtime Century Technology Limited

Realtime Century Technology Limited was incorporated in the BVI as an international business company on March 14, 1997, with an authorized capital of US$50,000 and an issued capital of 100 shares of US$0.01 each. Realtime Century Technology Limited was a dormant company until it became a wholly owned subsidiary of the Company on December 18, 2003.

(c) Tencent Limited

Tencent Limited was incorporated in the BVI as an international business company on March 14, 1997, with an authorized capital of US$50,000 and an issued capital of 100 shares of US$0.01 each. Tencent Limited was a dormant company until it became a wholly owned subsidiary of the Company on December 18, 2003.

(d) Tencent Computer

Tencent Computer was established in the PRC on November 11, 1998 as a limited liability company with a registered capital of RMB500,000. Upon incorporation, Huang Huiqing contributed RMB300,000 for 60% of the registered capital and Zhao Yonglin contributed RMB200,000 for 40% of the registered capital.

On June 28, 1999, Huang Huiqing transferred RMB112,500 of her contribution to Ma Huateng and RMB62,500 to Zeng Liqing. Zhao Yonglin also transferred RMB100,000 of his contribution to Zhang Zhidong, RMB50,000 to Xu Chenye and RMB50,000 to Chen Yidan. All the shareholders, i.e., Huang Huiqing, Ma Huateng, Zhang Zhidong, Zeng Liqing, Xu Chenye and Chen Yidan then doubled their respective contributions thereby increasing the Company's registered capital to RMB1,000,000.

On November 13, 2001, Huang Huiqing transferred her remaining contribution of RMB250,000 to Ma Huateng. There have been no further changes to Tencent Computer's ownership structure since that time.

On December 17, 2003, Tencent Computer increased its registered capital from RMB1 million to RMB20 million by converting retained earnings to registered capital.

(e) Tencent Technology

Tencent Technology was incorporated in the PRC as a wholly foreign owned enterprise on February 24, 2000, with a registered capital of US$1,000,000. On December 20, 2000, the registered capital was increased to US$2,000,000. Tencent Technology was directly 100% owned by the Company until January 11, 2004, when the Company's wholly-owned subsidiary, Tencent Limited, was interposed as 100% shareholder of Tencent Technology.

(f) Shiji Kaixuan

Shiji Kaixuan was established in the PRC on January 13, 2004, as a limited liability company with a registered capital of RMB 11 million. Upon incorporation, Ma Huateng, Zhang Zhidong, Zeng Liqing, Xu Chenye and Chen Yidan contributed RMB5.2 million, RMB2.2 million, RMB1.4 million, RMB1.1 million and RMB1.1 million, respectively, for 47.5%, 20.0%, 12.5%, 10.0% and 10.0%, of the registered capital, respectively.

(g) Shidai Zhaoyang Technology

Shidai Zhaoyang Technology was incorporated in the PRC as a wholly foreign owned enterprise on February 8, 2004, with a registered capital of US$500,000 and is indirectly 100% owned by the Company through its wholly-owned subsidiary, Realtime Century Technology Limited.

2. WRITTEN RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

(a) Resolutions passed

Written resolutions were passed by the Shareholders of the Company on March 24, 2004 and April 23, 2004 pursuant to which, among other matters:

(a) conditional on the same conditions as stated in the paragraph headed "Conditions of the Offering" in the section entitled "Structure of the Offering":

(i) the Directors were authorised to implement the listing of the Shares on the Stock Exchange;

(ii) the Offering (including the grant of the Over-allotment Option) was approved and the Directors were authorised to allot and issue such number of Shares in connection with the Offering as they may see fit, on and subject to such terms and conditions that they may in their absolute discretion decide;

(iii) the Pre-IPO Share Option Scheme and the Share Option Scheme were approved and the Directors were authorised to approve any further amendments to the rules of the Pre-IPO Share Option Scheme and the Share Option Scheme and, at their absolute discretion, to grant options to subscribe for Shares thereunder, and to take all such steps as may be necessary or desirable to implement the Pre-IPO Share Option Scheme and the Share Option Scheme;

(b) the Company adopted and approved the Articles of Association, the terms of which are summarized in Appendix V to this Prospectus;

(c) a general unconditional mandate was given to the Directors to allot, issue and deal with unissued shares, save that, otherwise than pursuant to, or in consequence of, the Offering, a rights issue, the exercise of any subscription rights under the options granted under the Pre-IPO Share Option Scheme and the Share Option Scheme, any scrip dividend or similar arrangements, any adjustment of rights to subscribe for Shares under options and warrants or a specific authority granted by the shareholders, such mandate is limited to Shares with an aggregate nominal value not exceeding the sum of (a) 20% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned in this Prospectus (including without limitation any issue of Shares pursuant to the exercise of the Over-allotment Option), and (b) the aggregate nominal amount of the Share capital of the Company which may be repurchased by the Company under the authority referred to in paragraph (d) below, such mandate to expire at the conclusion of the next annual general meeting of the Company or the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Law or any other applicable laws of the Cayman Islands to be held, or when revoked, varied or renewed by ordinary resolution of the Shareholders in general meeting of the Company, whichever occurs first; and

(d) a general unconditional mandate was given to the Directors to exercise all powers of the Company to repurchase, on the Stock Exchange or on any stock exchange on which Shares may be listed and which is recognised by the SFC and the Stock Exchange for this purpose, such aggregate nominal amount (or number, as the case may be) of shares as shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned in this Prospectus (including without limitation any issue of Shares pursuant to the exercise of the Over-allotment Option), such mandate to expire at the conclusion of the next annual general meeting of the Company or the expiry of the period within which the next annual general meeting of the Company is required by the by the Articles of Association or the Companies Law or any other applicable laws of the Cayman Islands to be held, or when revoked or varied or renewed by ordinary resolution of the Shareholders in general meeting of the Company, whichever occurs first.

(b) Share Capital After The Offering

Assuming that the Offering becomes unconditional and following the Offering (but without taking into account any Shares which may be issued upon the exercise of the Over-allotment Option), the authorized share capital of the Company will be divided into ten billion Shares of which 1,680,641,260 Shares will be fully paid or credited as fully paid, and 8,319,358,740 Shares will remain unissued. Other than pursuant to the exercise of the Over-allotment Option or any options which are granted under the Pre-IPO Share Option Scheme or may be granted under the Share Option Scheme, the Directors have no present intention to issue any part of the authorized but unissued capital of the Company and, without the prior approval of the members in general meeting, no issue of Shares will be made which would effectively alter the control of the Company.

Save as disclosed in this Prospectus, there has been no alteration in the share capital of the Company within the two years immediately preceding the date of this Prospectus.

3. GROUP REORGANIZATION

In preparation of the listing of the Shares on the Stock Exchange, we interposed Tencent Limited and Realtime Century Technology Limited between the Company and Tencent Technology and Shidai Zhaoyang Technology, respectively, and we also reintroduced par value for our Shares. All information regarding the restructuring is set out in sub-paragraph 1(b) above entitled "Changes in share capital".

4. CHANGES IN SHARE CAPITAL OF SUBSIDIARIES

During the two years preceding the date of this Prospectus, the changes to the share capital of the subsidiaries of the Company are those set out in sub-paragraph 1(b) above entitled "Changes in share capital".

Save as disclosed in this Prospectus, there has been no alteration in the share capital of any of the Company's subsidiaries within two years preceding the date of this Prospectus.

5. REPURCHASE BY THE COMPANY OF ITS OWN SECURITIES

This section sets out information required by the Stock Exchange to be included in this Prospectus concerning the repurchase by the Company of its own securities.

(a) Provisions of the Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, the more important of which are summarized below:

(i) Shareholders' approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval in relation to specific transactions.

Note: Pursuant to the written resolution of the Shareholders of the Company passed on April 23, 2004, a general unconditional mandate (the "Securities Repurchase Mandate") was given to the Directors authorizing any repurchase by the Company of Shares on the Stock Exchange or on any other stock exchange recognized by the SFC and the Stock Exchange of such number of Shares as will represent up to 10% of the aggregate of (i) the total nominal value of the share capital of the Company in issue immediately following completion of the Offering, and (ii) the total nominal value of the share capital of the Company which may be issued pursuant to the Over-allotment Option, at any time until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by the articles of association of the Company or any

applicable laws to be held or the passing of an ordinary resolution of Shareholders of the Company in general meeting revoking, varying or renewing such mandate, whichever occurs first.

(ii) Source of funds

Any repurchases must be financed out of funds legally available for the purpose in accordance with the Memorandum and Articles of Association of the Company and the applicable laws and regulations of the Cayman Islands.

(iii) Trading restrictions

A company is authorized to repurchase on the Stock Exchange or on any other stock exchange recognized by the SFC and the Stock Exchange the total number of shares which represent up to a maximum of 10% of the aggregate nominal value of the existing issued share capital of that company or warrants to subscribe for shares in the company representing up to 10% of the amount of warrants then outstanding at the date of the passing of the relevant resolution granting the repurchase mandate. A company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the Stock Exchange. In addition, a company is prohibited from purchasing its shares on the Stock Exchange if the purchase price is higher by 5% or more than the average closing market price for the 5 preceding trading days on which its shares were traded on the Exchange. A company is also prohibited from making securities repurchases on the Stock Exchange if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the Stock Exchange, which is currently 25% in the case of the Company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the Company as the Stock Exchange may request.

(iv) Status of repurchased securities

The listing of all repurchased securities (whether on the Stock Exchange or otherwise) is automatically cancelled and the relevant certificates must be cancelled upon repurchase and destroyed as soon as reasonably practicable following settlement of any such repurchase. Under Cayman Islands law, a company's repurchased shares shall be treated as cancelled and the amount of the company's issued share capital shall be reduced by the aggregate nominal value of the repurchased shares accordingly, although the authorized share capital of the company will not be reduced.

(v) Suspension of repurchase

Any securities repurchase program is required to be suspended after a price-sensitive development has occurred or has been the subject of a decision until such time as the price-sensitive information has been publicly announced. In particular, during the period of one month immediately preceding the earlier of:

(i) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the company's results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(ii) the deadline for the company to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement, the company may not purchase its securities on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange may prohibit repurchases of securities on the Stock Exchange if a company has breached the Listing Rules.

(vi) Reporting requirements

Repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the issuer makes a repurchase of shares. In addition, a company's annual report and accounts are required to disclose details regarding securities repurchases made during the financial year under review, including the number of securities repurchased each month (whether on the Stock Exchange or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors' report is also required to include reference to the purchases made during the year and the directors' reasons for making such purchases.

(vii) Connected parties

A company is prohibited from knowingly repurchasing securities of the company on the Stock Exchange from a connected person (as defined under the Listing Rules), and a connected person shall not knowingly sell his securities in the company to the company on the Stock Exchange.

(b) Reasons for repurchases

The Directors believe that it is in the best interest of the Company and its Shareholders for the Directors to have general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made where the Directors believe that such repurchases will benefit the Company and its Shareholders.

(c) Funding of repurchases

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with the memorandum of association, the articles of association of the Company and the applicable laws and regulations of the Cayman Islands. Pursuant to the Repurchase Mandate, repurchases will be made out of funds of the Company legally permitted to be utilized in this connection, including profits of the Company or out of a fresh issue of Shares made for the purpose of the repurchase or, if authorized by the articles of association of the Company and subject to the Companies Law, out of capital and, in the case of any premium payable on the repurchase, out of the profits of the Company or from sums standing to the credit of the share premium account of the Company or, if authorized by the articles of association of the Company and subject to the Companies Law, out of capital of the Company. The Company may not repurchase securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(d) General

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in this Prospectus) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the Listing Rules, the memorandum of association, the articles of association of the Company and the applicable laws and regulations of the Cayman Islands.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their respective associates, has any present intention, if the Repurchase Mandate is approved by the Shareholder, to sell any Shares to the Company or its subsidiaries.

Save as disclosed in this Prospectus, no repurchase of Shares has been made by the Company since its incorporation.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or has undertaken not to do so, if the Repurchase Mandate is exercised.

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code. Save as aforesaid, the Directors are not aware of any other consequence under the Code as a result of a repurchase of Shares made immediately after the listing of the Shares.

6. MATERIAL CONTRACTS

The following is a summary of contracts (not being contracts in the ordinary course of business) which have been entered into by members of the Group within the two years preceding the date of this Prospectus and are or may be material:

A. Current contracts

Structure Contracts

(a) an amended and restated exclusive right to purchase contract relating to Tencent Computer Systems ("TCS ERPC") dated February 28, 2004, between Tencent Technology, Tencent Computer and the Core Founders pursuant to which Tencent Computer granted to Tencent Technology or any individual or entity designated by Tencent Technology the right to purchase Tencent Computer's assets for US$1.00 and the Core Founders granted to Tencent Technology or its designated affiliate the right to purchase their equity interests in Tencent Computer for US$1.00;

(b) an amended and restated pledge contract dated February 28, 2004, between Tencent Technology among the Core Founders and Tencent Technology (the "TCS Pledge Contract"), pursuant to which each Core Founder granted to Tencent Technology a continuing security interest of first priority in his respective interests in the registered capital of Tencent Computer, being, collectively, all of the registered capital of Tencent Computer, to secure their respective obligations under the TCS ERPC;

(c) an amended and restated exclusive right to purchase contract relating to Shiji Kaixuan ("SKT ERPC") dated February 28, 2004, between Shidai Zhaoyang Technology, the Core Founders and Shiji Kaixuan, pursuant to which the Core Founders granted to Shidai Zhaoyang Technology or any individual or entity designated by Shidai Zhaoyang Technology the right to purchase their equity interests in Shiji Kaixuan for the cost of the initial contributions to the registered capital of Shiji Kaixuan. Shiji Kaixuan also granted to Shidai Zhaoyang Technology the right to purchase the assets of Shiji Kaixuan for US$1.00;

(d) an amended and restated pledge contract dated February 28, 2004, between Shidai Zhaoyang Technology and the Core Founders ("SKT Pledge Contract") pursuant to which each Core Founder granted to Shidai Zhaoyang Technology a continuing first priority security interest in their respective interests in the registered capital of Shiji Kaixuan, to secure their respective obligations under the SKT ERPC;

(e) a cooperation framework contract dated February 28, 2004, between Tencent Technology and Tencent Computer ("TCS CFC") pursuant to which the parties agree to cooperate in the provision of communications services and Tencent Technology agrees to allow Tencent Computer to use its assets and provide services to Tencent Computer. As consideration, Tencent Computer agrees to transfer all of its Surplus Cash (as defined in the section "Our History and Structure—Structure Contracts" of this Prospectus) to Tencent Technology. The parties also agree to establish a cooperation committee (the "TCS Cooperation Committee");

(f) a cooperation framework contract February 28, 2004, between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT CFC") pursuant to which the parties agree to cooperate in the provision of communications services and Shidai Zhaoyang Technology agrees to allow Shiji Kaixuan to use its assets and provide services to Shiji Kaixuan. As consideration, Shiji Kaixuan agrees to transfer all of its Surplus Cash to Shidai Zhaoyang Technology. The parties also agree to establish a cooperation committee (the "SKT Cooperation Committee");

(g) an amended and restated intellectual property transfer contract dated February 28, 2004, between Tencent Technology and Tencent Computer ("TCS IP Contract") pursuant to which Tencent Computer assigned to Tencent Technology its principal present and future intellectual property rights, free from encumbrances (except for licenses granted in the ordinary course of Tencent Computer's business) in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer;

(h) an intellectual property transfer contract dated February 28, 2004 between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT IP Contract") pursuant to which Shidai Zhaoyang Technology assigned to Shiji Kaixuan its principal present and future intellectual property rights, free from encumbrance (except for licenses granted in the ordinary course of Shiji Kaixuan's business) in consideration of Shidai Zhaoyang Technology's undertaking to provide certain technology and information services to Shiji Kaixuan;

(i) a domain name license contract dated February 28, 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified domain names against the payment of annual royalties determined as a percentage of Tencent Computer's gross annual revenues (which may be adjusted pursuant to the contract or the TCS CFC);

(j) a domain name license contract dated February 28, 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified domain names against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(k) a domain name license contract dated February 28, 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(l) a domain name license contract dated February 28, 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined as a percentage of Shiji Kaixuan's gross annual revenues (which may be adjusted pursuant to the contract or the SKT CFC);

(m) a trademark license contract dated February 28, 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(n) a trademark license contract dated February 28, 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Tencent Computer's gross annual revenues (which may be adjusted pursuant to the contract or the TCS CFC);

(o) a trademark license contract dated February 28, 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(p) a trademark license contract dated February 28, 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Shiji Kaixuan's gross annual revenues (which may be adjusted pursuant to the contract or the SKT CFC);

(q) an information consultancy services contract dated February 28, 2004, between Shidai Zhaoyang Technology, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(r) an information consultancy services contract dated February 28, 2004, between Shidai Zhaoyang Technology, as consultant, and Shiji Kaixuan, pursuant to which Shidai Zhaoyang Technology will provide specified information consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(s) an information consultancy services contract dated February 28, 2004, between Tencent Technology, as consultant, and Tencent Computer, pursuant to which Tencent Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(t) a technical consultancy services contract dated February 28, 2004, between the Company, as consultant, and Shiji Kaixuan, pursuant to which the Company will provide specified technical consultancy services to Shiji Kaixuan against payment

of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(u) a technical consultancy services contract dated February 28, 2004, between Tencent Technology, as consultant, and Shiji Kaixuan, pursuant to which Tencent Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(v) a technical consultancy services contract dated February 28, 2004, between Shidai Zhaoyang Technology, as consultant, and Shiji Kaixuan, pursuant to which Shidai Zhaoyang Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's gross annual revenues;

(w) a technical consultancy services contract dated February 28, 2004, between the Company, as consultant, and Tencent Computer, pursuant to which the Company will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(x) a technical consultancy services contract dated February 28, 2004, between Shidai Zhaoyang Technology, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang Technology will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's gross annual revenues;

(y) an agreement to establish a close technical and business cooperation relationship dated February 28, 2004, between Tencent Technology and Tencent Computer ("TCS Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Tencent Computer on a revenue sharing basis;

(z) an agreement to establish a close technical and business cooperation relationship dated February 28, 2004, between Shidai Zhaoyang Technology and Shiji Kaixuan ("SKT Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Shiji Kaixuan on a revenue sharing basis;

(aa) a network game cooperation agreement dated February 28, 2004, between Tencent Technology and Tencent Computer pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis;

(bb) a network games cooperation agreement dated February 28, 2004, between Shidai Zhaoyang Technology and Shiji Kaixuan pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis;

Connected Transaction Contracts

(cc) a license agreement dated June 27, 2002, between the Company, as licensor, and MIH, as licensee, pursuant to which the Company granted to MIH and its affiliates, for a monthly fee, the right to use certain know-how belonging to the Company, in sub-Saharan Africa, Indonesia, Thailand, Greece and Cyprus, as supplemented by (i) an agreement between the Company and Mweb (Thailand) Limited dated June 18, 2003, and (ii) a supplemental trademark and copyright license agreement dated June 24, 2003 between the Company and MIH;

(dd) a cooperation agreement dated January 1, 2003, between Tencent Technology and Sportscn pursuant to which the parties agree to cooperate to develop a co-branded SMS channel on a revenue sharing basis;

(ee) an Entriq customer licence agreement dated March 11, 2004 between Entriq, Inc and Tencent Computer pursuant to which Entriq, Inc licensed to Tencent Computer the right to use certain services and software to distribute content to authorized end users in the PRC; and

Other Contract

(ff) a Hong Kong underwriting agreement dated June 4, 2004 between the Company, Goldman Sachs (Asia) L.L.C and the other Hong Kong underwriters ("Hong Kong Underwriters") pursuant to which the Hong Kong Underwriters agreed to fully underwrite the Hong Kong Offering on a conditional basis in consideration for the Company paying commission to the Hong Kong Underwriters.

Further details of each of the Structure Contracts and Connected Transaction Contracts are set out in the sections of this Prospectus entitled "Our History and Structure—Structure Contracts", "Relationship with Our Shareholders—Connected Transactions" and "Appendix VI—Structure Contracts". Further details of the underwriting contract are set out in the section of this Prospectus entitled "Underwriting—Underwriting Arrangements and Expenses".

B. Non-current contracts

The following contracts have been completed, expired or have been terminated prior to completion of the Offering:

(a) an enterprise development consultancy services contract dated December 29, 2000, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for a monthly fee of RMB1,200,000. The agreement was terminated effective on August 30, 2003, pursuant to the agreement at (c) below;

(b) a supplemental agreement to the enterprise development consultancy services agreement referred to at (a) above dated September 30, 2001, between the Company and Tencent Computer pursuant to which the parties agreed that the monthly fee would be increased to RMB2,800,000. The agreement was terminated effective on August 30, 2003, pursuant to the agreement at (c) below;

(c) a termination agreement dated July 14, 2003, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the enterprise development consultancy services agreement and supplemental agreement referred to at (a) and (b) above respectively, effective August 30, 2003;

(d) an enterprise development consultancy services contract dated December 21, 2002, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for a monthly fee of RMB7,000,000. The agreement was terminated effective on July 31, 2003, pursuant to the agreement at (f) below;

(e) a supplemental agreement to the enterprise development consultancy services contract at (d) above dated January 20, 2003, between the Company and Tencent Computer pursuant to which the parties agreed the means of provision of services under the enterprise development consultancy services agreement. The agreement was terminated effective on July 31, 2003 pursuant to the agreement at (f) below;

(f) a termination agreement to the enterprise development consultancy services contract dated June 10, 2003, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the enterprise development consultancy services agreement and supplemental agreement referred to, respectively, at (d) and (e) above, effective July 31, 2003;

(g) a consultancy services contract dated December 30, 2002, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for a monthly fee of RMB4,000,000. The agreement was terminated effective on August 31, 2003, pursuant to the agreement at (i) below;

(h) a supplemental agreement to the consultancy services contract at (g) above dated January 20, 2003, between the Company and Tencent Computer pursuant to which the parties agreed the means of provision of services under the consultancy services agreement. The agreement was terminated effective on August 31, 2003, pursuant to the agreement at (i) below;

(i) a termination agreement to the consultancy services contract dated July 14, 2003, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the consultancy services agreement and supplemental agreement referred to at (g) and (h) above respectively, effective August 31, 2003;

(j) a special business consultancy services contract dated December 18, 2001, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for an annual fee of US$255,000. The agreement was terminated effective on December 30, 2002, pursuant to the agreement at (k) below;

(k) a termination agreement to the special business consultancy services contract dated December 20, 2002, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the special business consultancy services agreement referred to at (j) above, effective December 30, 2002;

(l) a special technical business consultancy services contract dated December 18, 2001, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for an annual fee of US$700,000. The agreement was terminated effective on December 30, 2002, pursuant to the agreement at (m) below;

(m) a termination agreement to the special technical business consultancy services contract dated December 20, 2002, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the special technical business consultancy services agreement referred to at (l) above, effective December 30, 2002;

(n) an enterprise development consultancy services contract dated April 2, 2002, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for a one time fee of US$50,000. The agreement expired on July 2, 2002;

(o) an enterprise development consultancy services contract dated June 10, 2002, between the Company, as consultant, and Tencent Computer pursuant to which the Company agreed to provide certain consultancy services to Tencent Computer for a one time fee of US$150,000. The agreement expired on September 10, 2002;

(p) a domain name (international domain name) license contract dated December 20, 2002, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use certain domain names for a monthly fee of RMB500,000. The agreement was terminated on January 1, 2004 pursuant to the agreement at (r) below;

(q) a supplemental agreement to the domain name (international domain name) license contract referred to in (p) above dated December 20, 2002, between the Company and Tencent Computer regarding the protection of the Company's intellectual property rights under the domain name license agreement. The agreement was terminated on January 1, 2004, pursuant to the agreement at (r) below;

(r) a termination agreement to the domain name (international domain name) license contract dated December 31, 2003, between the Company and Tencent Computer pursuant to which the parties agreed to terminate the domain name license agreement and supplemental agreement referred to in (p) and (q) above respectively, effective January 1, 2004;

(s) a consultancy contract dated September 10, 2002, between the Company and Fat Yue Holdings Limited, a company owned by one of our Core Founders, pursuant

to which Fat Yue Holdings Limited agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on August 1, 2003, by which time the Company had paid Fat Yue Holdings Limited a total of US$136,000;

(t) an agreement to terminate the consultancy contract dated July 20, 2003, between the Company and Fat Yue Holdings Limited pursuant to which the parties agreed to terminate the consultancy agreement referred at (s) above, effective August 1, 2003;

(u) consultancy contract dated July 20, 2003, between the Company and Surge Ahead Limited, a company owned by the Core Founders, pursuant to which Surge Ahead Limited agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on December 31, 2003, by which time the Company had paid Surge Ahead Limited a total of US$194,000;

(v) a termination agreement to the consultancy contract dated December 17, 2003, between the Company and Surge Ahead Limited, pursuant to which the parties agreed to terminate the consultancy agreement referred to at (u) above, effective December 31, 2003;

(w) a loan contract between Tencent Technology and Tencent Computer dated January 10, 2001, pursuant to which Tencent Technology agreed to provide an interest free loan to Tencent Computer in the amount of RMB2,200,000. The loan was repaid and the agreement completed in 2002;

(x) a copyright transfer agreement between Tencent Technology and Tencent Computer dated May 10, 2001, pursuant to which Tencent Computer transferred the copyright to certain cartoons and animated works to Tencent Technology, thereby completing the agreement;

(y) cooperation and support agreement between Tencent Technology and Tencent Computer dated December 20, 2001, pursuant to which Tencent Computer agreed to pay all expenses incurred by Tencent Technology's Beijing office in consideration of Tencent Technology granting to Tencent Computer a non-exclusive license to use certain trademarks, trade name and services. The agreement was terminated on January 31, 2004;

(z) a termination agreement to the cooperation and support agreement between Tencent Technology and Tencent Computer dated January 31, 2004, pursuant to which the parties agreed to terminate the cooperation and support agreement referred to at (y) above, effective immediately;

(aa) VoIP client technology development agreement between Tencent Technology and Tencent Computer dated June 1, 2002, pursuant to which Tencent Technology was entrusted by Tencent Computer to conduct research and development work related to a VoIP client project. The parties performed their obligations in this agreement pursuant to the agreement referred to at (gg) below;

(bb) a cooperation loan contract between Tencent Technology and Tencent Computer dated November 1, 2002, pursuant to which Tencent Computer agreed to provide an interest free loan to Tencent Technology in the amount of RMB39,000,000. The loan was repaid and the agreement completed in 2003;

(cc) a termination agreement to the cooperation loan contract between Tencent Technology and Tencent Computer dated January 31, 2004, pursuant to which the parties agreed to terminate the loan contract referred to at (bb) above and repay the loan, effective immediately;

(dd) an entrustment payment contract between Tencent Technology and Tencent Computer dated December 1, 2002, pursuant to which Tencent Computer was entrusted by Tencent Technology to pay operational expenses incurred by Tencent Technology;

(ee) a termination agreement to the entrustment payment contract between Tencent Technology and Tencent Computer dated January 31, 2004, pursuant to which the parties agreed to terminate the entrustment payment contract referred to at (dd) above effective immediately. Tencent Technology was required to repay to Tencent Computer the amounts paid under the agreement at (dd) above;

(ff) a contract on establishment of close technical and business cooperation relationship between Tencent Technology and Tencent Computer dated December 1, 2002, pursuant to which the parties agreed to cooperate extensively in aspects of advertisement, design and other technology and services related to the Company's internet instant messaging business. The agreement was superseded and terminated with immediate effect by the agreement to establish a close technical and business relationship between Tencent Technology and Tencent Computer dated February 28, 2004 referred to at (y) under the heading A. "Current Contracts" in this section above;

(gg) a technology development (entrustment) contract between Tencent Technology and Tencent Computer dated December 20, 2002, pursuant to which Tencent Technology agreed to conduct research and development work related to a VoIP client project for Tencent Computer for a one time fee of RMB7,000,000. The agreement expired on December 20, 2003;

(hh) an entrustment payment contract between Tencent Technology and Tencent Computer dated March 28, 2003, pursuant to which Tencent Computer was entrusted by Tencent Technology to pay its expenses related to applications for and protection of Tencent Technology's intellectual property rights. The agreement was terminated on January 31, 2004;

(ii) termination agreement to the entrustment payment contract between Tencent Technology and Tencent Computer dated January 31, 2004, pursuant to which the parties agreed to terminate the entrustment payment contract referred to at (hh) above effective immediately. Tencent Technology was required to repay to Tencent Computer the amounts paid under the agreement at (hh) above;

(jj) a "QQ network games connection system QQ Game Plus V1-3" software sales contract between Tencent Technology and Tencent Computer dated August 18, 2003, pursuant to which Tencent Technology sold certain online games software to Tencent Computer for RMB62,000,000;

(kk) a software product sales contract (Tencent QQ2000 communications interconnection software V1.05) between Tencent Technology and Tencent

Computer dated November 10, 2003, pursuant to which Tencent Technology sold certain communications software to Tencent Computer for RMB99,450,000;

(ll) a software product sales contract (Tencent mobile QQ software V1.0) between Tencent Technology and Tencent Computer dated December 15, 2003, pursuant to which Tencent Technology sold certain instant messaging software for RMB117,000,000; and

(mm) a network game cooperation agreement between Tencent Technology and Tencent Computer dated April 30, 2003, pursuant to which the parties agree to develop and provide technology and services related to network games on a revenue sharing basis. The agreement was superseded and terminated with immediate effect by the network game cooperation agreement between Tencent Technology and Tencent Computer dated February 28, 2004 referred to at (aa) above under the heading "Current Contracts" in this section.

7. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive

Immediately following completion of the Offering and taking no account of any Shares which may be allotted and issued pursuant to the exercise of the Over-allotment Option, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken under such provisions of the SFO) once the Shares are listed, or will be required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept therein once the Shares are listed, or will be required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules to be notified to the Company and the Stock Exchange once the Shares are listed, will be as follows:

Interest in the Company

Name of Director	Number of Shares	Nature of interest	Percentage of Shares[3]
Ma Huateng	242,483,080	Corporate[1]	14.43%
Zhang Zhidong	108,085,530	Corporate[2]	6.43%

Notes:

(1) These Shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

(2) These Shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

(3) Immediately following completion of the Offering without taking into account any exercise of the Over-allotment Option.

Interests in associated companies

Ma Huateng holds 47.5% of Tencent Computer and Shiji Kaixuan, PRC companies associated with the Company pursuant to Chapter 1 of the Listing Rules. Zhang Zhidong holds 20% of Tencent Computer and Shiji Kaixuan, PRC company associated with the Company pursuant to Chapter 1 of the Listing Rules.

(b) *Substantial Shareholders*

Information on the persons, not being Directors or the chief executive of the Company, who will have, immediately following the completion of the Offering and taking no account of any Shares which may be taken up under the Offering or which may be allotted and issued pursuant to the Pre-IPO Share Option Scheme and the Share Option Scheme or the exercise of the Over-allotment Option, an interest or short position in the Shares or underlying Shares of our Company which would fall to be disclosed to our Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group will be as follows:

Interest in the Company

Name	Number of Shares	Nature of interest	Percentage of Shares[2]
MIH	630,240,380	Corporate[1]	37.50

Note:

(1) As MIH is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd will be deemed to be interested in the same block of 630,240,380 Shares, representing approximately 37.50%, under Part XV of the SFO.

Interest in other members of the Group

Name	Name of corporation	Nature of interest	Percentage of registered capital
Zeng Liqing	Tencent Computer	Personal	12.50%
Zeng Liqing	Shiji Kaixuan	Personal	12.50%
Xu Chenye	Tencent Computer	Personal	10%
Xu Chenye	Shiji Kaixuan	Personal	10%
Chen Yidan	Tencent Computer	Personal	10%
Chen Yidan	Shiji Kaixuan	Personal	10%

(c) *Particulars of service contracts*

Each of the executive Directors has entered into a service contract with the Company for a term of three years from March 25, 2004. The term of each service contract can be extended by agreement between the Company and the relevant Director. The principal terms of these service contracts are as follows:

(i) the aggregate annual salary of the two executive Directors (not including individual income tax paid by the Company on their behalf) is RMB2,860,000;

(ii) the executive Directors are employed on a full-time basis; and

(iii) the Company may terminate the contracts by three months' written notice at any time, subject to paying the Directors their salary for the shorter of six months and a portion of their annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

(d) Directors' remuneration

During the years ended December 31, 2002 and December 31, 2003, the aggregate emoluments paid by the Company to the Directors (excluding the independent non-executive Directors) were RMB926,000 and RMB1,686,000, respectively.

(e) Personal guarantees

The Directors have not provided personal guarantees in favour of lenders in connection with banking facilities granted to the Company.

(f) Related party transactions

During the two years preceding the date of this Prospectus, the Company engaged in related party transactions as described under the sections of this Prospectus entitled "Our History and Structure—Structure Contracts," "Relationship with Our Shareholders—Connected Transactions" and "Appendix VII—Material Contracts", and Note 27 of the accountants' report set out in Appendix I to this Prospectus.

8. DISCLAIMERS

Save as disclosed in this Prospectus:

(a) none of the Directors or chief executive of the Company has any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which will have to be notified to the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO) or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or will be required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules to be notified to the Company and the Stock Exchange once such securities are listed on the Stock Exchange;

(b) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Consents of experts" under the section entitled "Other Information" in this Appendix is interested in the promotion of the Company, or in any assets which have within the two years immediately preceding the issue of this Prospectus been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(c) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Consents of experts" under the section entitled "Other Information" in this Appendix is materially interested in any contract or arrangement subsisting at the date of this Prospectus which is unusual in its nature or conditions or which is significant in relation to the business of the Group;

(d) none of the persons whose names are listed in the paragraph headed "Consents of experts" under the section entitled "Other Information" in this Appendix has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

(e) none of the Directors has entered or has proposed to enter into any service agreements with the Company or any member of the Group (other than contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation);

(f) no cash, securities or other benefit has been paid, allotted or given within the two years preceding the date of this Prospectus to any promoter of the Company nor is any such cash, securities or benefit intended to be paid, allotted or given on the basis of the Offering or related transaction as mentioned in this Prospectus;

(g) none of the Directors, their respective associates (as defined in the Listing Rules) or Shareholders of the Company who are interested in 5% or more of the issued share capital of the Company has any interest in the five largest customers or suppliers of the Group;

(h) none of the Directors are interested in any business apart from the Group's business which competes or is likely to compete, directly or indirectly, with the business of the Group;

(i) within the two years preceding the date of this Prospectus, the Company and subsidiaries have not issued or agreed to issue any of their share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(j) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(k) the Company has not issued nor agreed to issue any founder shares, management shares or deferred shares; and

(l) within the two years preceding the date of this Prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any capital of the Company or any of its subsidiaries.

9. SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme conditionally approved and adopted by written resolutions of all the Company's Shareholders on March 24, 2004 (which is still subject to the conditions referred to in paragraph (v) of this section):

(a) Who may join

The Board of Directors may, at its discretion, invite any employee, consultant or Director of any company in the Group to take up options to subscribe for Shares at a price calculated in accordance with sub-paragraph (b) below. The eligibility of the consultants will be based solely on the discretion of the Board of Directors. The purpose of the Share Option Scheme is to recognize the contribution that certain individuals have made to the Company, to attract the best available personnel and to promote the success of the Group's business.

Any grant of options to a grantee that is a Director, chief executive or substantial shareholder (all with the meaning as ascribed under the Listing Rules) of the Company or their respective associates must be approved by the independent non-executive Directors of the Company (excluding any independent non-executive Director who is the grantee of options).

Where the Board of Directors proposes to grant any option to a grantee who is a substantial shareholder (with the meaning as ascribed under the Listing Rules) or independent non-executive Director or any of their respective associates and such grant would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted under the Scheme and any other share option schemes of the Company (including options exercised, cancelled and outstanding) to him in the 12-month period up to and including the date of such grant:

(i) representing in aggregate more than 0.1% of the total number of Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5,000,000;

such proposed grant of options must be approved by the Shareholders in a general meeting. In such a case, the Company shall send a circular to the Shareholders containing all those terms as required under the Listing Rules. All connected persons of the Company must abstain from voting in favour of the grant at such general meeting. Any vote taken at the meeting to approve the grant of such options must be taken on a poll.

(b) Price of Shares

The subscription price for Shares under the Share Option Scheme will be a price determined by the Board of Directors and notified to each grantee.

The subscription price will be the highest of: (i) the nominal value of a Share; (ii) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (iii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

An option shall be deemed to have been granted and accepted by a grantee and to have taken effect when the duplicate letter comprising acceptance as described in the Share Option Scheme is signed with the number of Shares in respect of which the offer is accepted clearly stated therein and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

(c) Maximum number of Shares

(i) The maximum number of Shares in respect of which options may be granted under the Share Option Scheme, and under any other share option scheme of the Company pursuant to which options may from time to time be granted to the employees of any company in the Group shall not exceed 10% of the relevant class of securities of the Company in issue as of the Listing Date being 168,064,126 shares excluding for this purpose Shares issued on exercise of options under the Share Option Scheme and any other share option scheme of the Company (or any pro rata entitlements to further Shares issued in respect of these Shares). Upon the grant of options for Shares up to 10% of the relevant class of securities of the Company and subject to the approval of the Shareholders of the Company in general meetings, the maximum number of Shares to be issued under this scheme (when aggregated with securities to be issued under any other share option scheme(s) of the Group, may be increased by the Board of Directors provided that the Shares to be issued upon exercise of all outstanding options, including those granted under the Pre-IPO Share Option Scheme, does not exceed 30% of the relevant class of securities in issue from time to time.

(ii) No option may be granted to any one person such that the total number of Shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

(d) Time of exercise of option

An option may be exercised in accordance with the terms of the Share Option Scheme at any time during the option period (and not more than ten (10) years after the date of grant). The option period will be determined by the Board of Directors and communicated to each grantee provided that the period during which the option must be exercised shall be not less than one year from the date of grant of the option. The Board of Directors may provide additional restrictions on the time during which the options may be exercised and/or may require performance targets which must be achieved before any of the options can be exercised.

(e) Expiry of options

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(A) the expiry of ten (10) years from the date of grant;

(B) the expiry of the option period specified in the Share Option Scheme;

(C) the expiry of any of the periods referred to in sub-paragraphs (g), (h), (j), (k), (l) or (m) in this section;

(D) the date of the commencement of the winding-up of the Company;

(E) the date on which the grantee ceases to be an employee of the Company or of any subsidiary of the Company by the termination of his or her employment on the grounds that he or she has been guilty of serious misconduct, or appears either to be unable to pay or have no reasonable prospect of being able to pay debts or has become insolvent or has made arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty;

(F) the date on which the Board of Directors shall exercise the Company's right to cancel the option at any time after the grantee commits a breach of the transfer restrictions contained in paragraph 7A of the Share Option Scheme.

(f) Rights are personal to grantee

An option is personal to the grantee and is not assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or enter into any agreement to do any of the foregoing.

(g) Rights on ceasing employment

If the grantee of an option leaves the service of the Group for any reason other than death or the termination of his or her employment on one or more grounds as specified in paragraph 8(iv) of the Share Option Scheme, the grantee may exercise the option that has vested at the date of cessation (to the extent the option has become exercisable and has not already been exercised) within the period of three months following the date of such

cessation, which date shall be the last actual working day with the relevant company in the Group whether salary is paid in lieu of notice or not, or such longer period as the Board of Directors may determine, failing which the option (to the extent not already exercised) will lapse.

(h) Rights on death

If the grantee of an option dies before exercising the option in full and none of the certain events which would be a ground as specified in paragraph 8(iv) of the Share Option Scheme for termination of his or her employment exists, the grantee's personal representative(s) shall be entitled to exercise the option up to the entitlement of such grantee as at the date of death (to the extent the option has not already exercised) within a period of twelve months from the date of death failing which the option will lapse.

(i) Effects of alterations to capital

In the event of an alteration in the capital structure of the Company whether by way of a capitalization of profits or reserves, rights issue, consolidation, sub-division, or reduction of share capital, other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party whilst any option remains exercisable, such corresponding alterations (if any) (confirmed to the Directors in writing by an independent financial adviser or the auditors for the time being of the Company as giving the participant the same proportion (or rights in respect of the same proportion) of equity capital as to which that person was previously entitled) will be made in the subject matter of the option so far as unexercised or, the subscription price, provided that no such alteration shall be made so that a Share would be issued at less than its nominal value.

(j) Rights on winding up

In the event that a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution for voluntarily winding up the Company, the Company shall forthwith give notice thereof to the grantee and the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company (such notice to be received by the Company not later than four business days prior to the proposed date of the Shareholders' meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event not later than the day immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise.

(k) Rights on take-over

If a general offer by way of take-over is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) with the terms of the offer having been approved by the holders of not less than nine-tenths in value of the Shares comprised in the offer within four months from the date of the offer and the offeror thereafter gives a notice to acquire the remaining Shares, the grantee (or, where appropriate, his or her personal representative(s)) may by notice in writing to the Company within 21 days of such notice exercise the option (to the extent not already exercised) to its full extent.

(l) Rights on a compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice to all grantees on the same date as it dispatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the grantee (or his or her legal personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date two months thereafter and the date on which such compromise or arrangement is sanctioned by the court exercise any of his or her options (to the extent not already exercised and provided that the relevant options are not subject to a term or condition precedent to them being exercisable which has not been fulfilled) whether in full or in part, but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. Upon such compromise or arrangement becoming effective, all options shall lapse except insofar as previously exercised under the Share Option Scheme. The Company may require the grantee (or his or her legal personal representative(s)) to transfer or otherwise deal with the Shares issued as a result of the exercise or options in these circumstances so as to place the grantee in the same position as nearly as would have been the case had such Shares been subject to such compromise or arrangement.

(m) Rights on listing of Subsidiary

In the event that the grantee shall be employed by a Subsidiary and the shares in such subsidiary (or in any other Subsidiary which is a holding company of such subsidiary) shall be listed on, or become publicly traded on any recognized stock exchange, the Company may, if the Board considers it appropriate, give notice to the grantee requiring the grantee to exercise the option (to the extent not already exercised) to its full extent, or to the extent specified in such notice and on such other terms as to exercise period or otherwise as the Board shall decide, failing which the Board may decide that the option shall lapse.

(n) Ranking of Shares

Voting, dividend transfer and other rights, including but not limited to rights arising on liquidation of the Company, shall not attach to the options themselves. The Shares to be allotted upon the exercise of an option will be subject to the articles of association for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of exercise of the option and in particular will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of exercise of the option other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the date of exercise of the option, provided always that when the date of exercise of the option falls on a date upon which the register of members of the Company is closed then the exercise of the option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened.

(o) Period of Share Option Scheme

The Share Option Scheme will remain in force for a period of ten (10) years commencing on the adoption date of the Share Option Scheme, after which time no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect.

(p) Alteration to Share Option Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board of Directors except that the provisions of the Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to extend the advantage of grantees or prospective grantees except with the prior sanction of a resolution of the Shareholders of the Company in general meeting with grantees and their associates abstaining from voting. No such alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such number of the grantees as would be required of the Shareholders of the Company under the articles of association for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the Share Option Scheme which are of a material nature shall first be approved by the Shareholders of the Company in a general meeting, except where such alternations take effect automatically under the existing terms of the Share Option Scheme.

(q) If exercise of a share option is unlawful

If at the time a grantee wishes to exercise an option, the exercise of the option in respect of Shares or the consequences of such exercise is not permitted by applicable laws, the option shall not entitle the grantee to subscribe for Shares, but shall entitle the grantee to receive the amount by which the net proceeds of sale of the Shares the subject of the option shall exceed the subscription price for such Shares, the Shares shall be sold in the market by the Company, and the subscription price for such Shares shall be credited to the Company's share capital and capital reserves.

(r) Cancellation of options

Options granted but not exercised may be cancelled following approval of shareholders of the Company in general meeting with the relevant grantees and their respective associates abstaining from voting.

(s) Administration

The Share Option Scheme is administered by the Board or a committee of the Board including the independent non-executive Directors of the Company.

(t) Present status of the Share Option Scheme

As at the date of this Prospectus, no option has been granted or agreed to be granted by the Company under the Share Option Scheme.

(u) Termination

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further options will be offered but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect.

(v) Conditions

The Share Option Scheme shall take effect subject to (i) the Listing Committee granting approval of the Share Option Scheme and the granting of options, and the listing of and permission to deal in the Shares which fall to be issued by the Company pursuant to the exercise of options under the Share Option Scheme; and (ii) the obligations of the underwriters under the underwriting agreement relating to the Offering becoming unconditional (including, if relevant, as a result of the waiver of any such condition(s)) and not being terminated in accordance with the terms of that agreement or otherwise.

Restriction on the time of grant of options

Under the Listing Rules, a grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in accordance with the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of:

- the date of the board meeting for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and
- the deadline for us to publish an announcement of our results for any year or half-year under the Listing Rules, or quarterly of any other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement, no option may be granted.

Application for Listing

Application has been made to the Listing Committee for the listing of, and permission to deal in, the maximum number of Shares which may be issued pursuant to the exercise of the options which may be granted under the Share Option Scheme being 10% of our issued Shares as at the Listing Date or 168,064,126 Shares.

10. PRE-IPO SHARE OPTION SCHEME

(a) Summary of terms

The purpose of the Pre-IPO Share Option Scheme is to recognize the contribution to the growth of the Group and/or to the Offering made by certain directors, consultants and employees of members of the Group. The principal terms of the Pre-IPO Share Option Scheme, approved by written resolutions of the Shareholders of the Company passed on July 27, 2001 (and as amended) are substantially the same as the terms of the Share Option Scheme except that:

(i) the Pre-IPO Share Option Scheme is available to those individuals who are granted options by the Board in its discretion by reason of their contribution to the Group whether or not as employee, director or consultant of the Group;

(ii) the total number of Shares subject to the Pre-IPO Share Option Scheme is 72,386,370 (as adjusted to reflect the alteration to the Company's capital prior to Listing);

(iii) the subscription price for the Shares under the Pre-IPO Share Option Scheme has been determined by the directors to be as set out in the table below; and

(iv) the Pre-IPO Share Option Scheme will remain in force for a period commencing on the date on which the Pre-IPO Share Option Scheme is conditionally adopted by the Shareholders of the Company and ending on the day immediately prior to the Listing Date, after which period no further options will be granted but in all other respects the provisions of the Pre-IPO Share Option Scheme shall remain in full force and effect.

Application has been made to the Listing Committee for the listing of, and permission to deal in, the Shares which may be issued pursuant to the exercise of the options granted under the Pre-IPO Share Option Scheme.

Outstanding options granted under the Pre-IPO Share Option Scheme

As at the date of this Prospectus, options to subscribe for an aggregate of 72,386,370 Shares (representing approximately 4.31% of the total issued share capital of the Company immediately after completion of the Offering, assuming the Over-allotment Option is not exercised) have been conditionally granted by the Company under the Pre-IPO Share Option Scheme for a consideration RMB1.00 per option. Particulars of the outstanding options conditionally granted under the Pre-IPO Share Option Scheme to employees of the Company are set out below. No Directors, substantial shareholders or other connected persons (as defined under the Listing Rules) or their respective associates have been granted options under the Pre-IPO Share Option Scheme.

Date of Grant	Total no. of participants (1)(5)	Total no. of Shares the subject of options (1)(2)	Subscription price (US$) (2)	% of Share capital (1)	Consideration given for each option (RMB)
August 2001	45	47,845,000	0.0497	2.85	1
September 2001	3	2,397,500	0.0497	0.14	1
November 2001	1	472,500	0.0497	0.03	1
December 2001	3	4,391,100	0.0497	0.26	1
March 2002	5	2,100,000	0.0497	0.13	1
June 2002	8	4,882,500	0.0497	0.29	1
February 2004	178	8,564,500	0.1967	0.51	1
March 2004	4	500,010	0.1967	0.03	1
March 2004	9	1,233,260	0.4396	0.07	1
Total	**256**	**72,386,370**	**N/A**	**4.31(4)**	**N/A**

Notes

(1) Adjusted to take account of participants who are no longer employed by the Group and ineligible to participate.

(2) Adjusted to take into account a 10 for 1 adjustment undertaken by the Company in August 2003 and a 70 for 1 adjustment undertaken by the Company in March 2004 in connection with the reorganisation of our Share capital in preparation for the Offering.

(3) Nine (9) participants are also entitled to be paid a cash bonus equal to half of the subscription price paid for their shares as a result of a promise made by senior

management that these individuals would be offered the right to apply for shares at a discount.

(4) Adjusted for rounding discrepancies.

(5) Our five largest option holders are:

Name and Address of option holder	Date of Grant	Total no. of Shares the subject of options (2)	Subscription price (US$) (2)	% of Listing share capital	Consideration given for each option (RMB)
Deng Yan of Room 916, Block A2, Xufei Garden, Bagua 2 Road, Futian District, Shenzhen China	Aug 2001	3,850,000	0.0497(3)	0.23	1
Chen Yang of Room 303, Block 2, Jinxin Court, Jinxiang Garden, Qingshuihe, Futian District, Shenzhen, China	Aug 2001	2,572,500	0.0497(3)	0.15	1
Lu Shan of Room 801, Block C3, Yuanmeng Garden, Free Trade Zones, Futian District, Shenzhen, China	Aug 2001	2,030,000	0.0497(3)	0.12	1
Patrick Tsang of 24 Beijing Riviera, 1 Xiang Jiang Bei Road, Beijing, China	Dec 2001	2,011,800	0.0497	0.12	1
David A.M. Wallerstein of 1057 Armitage Street, Alameda, California, 94502 United States of America	Dec 2001	2,011,800	0.0497	0.12	1
Total	**N/A**	**12,476,100**	**N/A**	**0.74**(4)	**N/A**

WAIVER FROM THE STOCK EXCHANGE

The subscription price for each of the options set out in the table above is at a discount to the likely Offer Price. The subscription price was determined by the board of directors at the time of grant based upon a number of factors including the length of service of the grantees, the financial position of the Company, the requirement that our Shares be listed on a recognised stock exchange before the options could be exercised and an estimate of the likely period before which any such listing would occur.

The options issued under the Pre-IPO Share Option Scheme represent approximately 4.31% of our Share capital as at the Listing Date. If all options are exercised, this would have a dilutive effect on our Shareholders of approximately 4.31% and an equivalent impact on earnings per share. However, as the options are exercisable over four years, with 25% vesting at the completion of each twelve month anniversary of the date of grant (except that the grantees in March 2004 are required to complete five years of service in order for all

options to vest), any such dilution and impact on earnings per share will be staggered over several years. No further options will be granted under the Pre-IPO Share Option Scheme after the Listing Date.

Under Rule 17.02(1)(b) of the Listing Rules and item 27 of Appendix 1A and paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance, this Prospectus is required to include details of the number, description and amount of any of our shares which a person has, or is entitled to be given, an option to subscribe for, together with certain particulars of each option, namely the period during which it is exercisable, the price to be paid for shares subscribed for under it, the consideration (if any) given or to be given for it or for the right to it and the names and addresses of the persons to whom it was given. As at the date of this Prospectus, we have granted options to 256 persons to subscribe for 72,386,370 shares on the terms set out in the table in this section entitled "Pre-IPO Share Option Scheme".

We have applied for a waiver from the Stock Exchange and the Securities and Futures Commission from full compliance with the disclosure requirements of Rule 17.02(1)(b) and item 27 of Appendix 1A of the Listing Rules and paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance on the ground that full compliance with these requirements would be irrelevant and unduly burdensome for us for the following reasons:

- There are 256 participants in the Pre-IPO Share Option Scheme. Disclosure in the Prospectus of entitlements on an individual basis would be a costly exercise for the Company. It is estimated that a complete list of participants disclosing the name, address and entitlement of each individually would fill at least 13 pages of the Prospectus, significantly increasing Prospectus preparation and printing costs.
- Participants have been invited to participate in the Pre-IPO Share Option Scheme according to merit as assessed by our Directors. The Company believes that public disclosure of individual participant's entitlements may have a destabilizing effect on the morale and performance of some of some of our employees, which could in turn have a negative effect on our operations.
- The Company considers that disclosure of the information on the tabular basis in the section entitled "—Outstanding Options granted under the Pre-IPO Share Option Scheme" provides potential investors with all material information which potential investors require in order to make an informed assessment of the potential impact of the options granted on our financial position.

The SFC (pursuant to section 342A of the Companies Ordinance) has granted, and the Stock Exchange has agreed to grant, us the waiver sought on condition that:

(a) the following information is clearly disclosed in this Prospectus:

(i) on an individual basis, full details of all options granted pursuant to the Pre-IPO Share Option Scheme to the five largest option holders, such details to include all particulars as required under Rule 17.02(1)(b) of the Listing Rules and item 27 of Appendix 1A and paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance; and

(ii) on an aggregated basis: (A) the number of the Shares to be subscribed for under the options; (B) the consideration paid for the grant of the options; (C)

the period during which the options are exercisable; and (D) the price to be paid for the Shares; and

(b) a list of all grantees who have been granted options under the Pre-IPO Share Option Scheme containing all particulars as required under Rule 17.02(1)(b) of the Listing Rules and item 27 of Appendix 1A and paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance, is available for public inspection as set out in the section entitled "Documents available for Inspection" in Appendix VIII to this Prospectus. Please refer to the section headed "Pre-IPO Share Option Scheme" above for further details of the options granted.

11. INTELLECTUAL PROPERTY RIGHTS

(a) Trademarks:

We have registered certain trademarks, details of which are as follows:

Trademarks	Place of registration	Registration number	Classes	Expiry date
OICQ	PRC	1683896	42	December 13, 2011
QQ	PRC	1754590	42	April 20, 2012
QQ	PRC	1770827	16	May 20, 2012
QQ	PRC	1742671	9	April 6, 2012
QQ	PRC	1801171	18	July 6, 2012
Tencent	PRC	1752676	9	April 20, 2012
腾讯 Tencent	PRC	1955468	38	October 13, 2012
腾讯 Tencent	PRC	1789993	42	June 13, 2012
QQ	PRC	1796586	25	June 27, 2012
QQ	PRC	1922748	14	August 27, 2012
QQ	PRC	1751230	28	April 20, 2012
	PRC	1955174	42	October 6, 2012
腾讯 Tencent	PRC	2010916	14	November 27, 2012
腾讯 Tencent	PRC	1926267	16	February 13, 2013
腾讯 Tencent	PRC	2006174	18	November 6, 2012
腾讯 Tencent	PRC	1998051	28	February 20, 2013
Q	PRC	1915551	9	December 6, 2012
Q	PRC	1962829	38	February 27, 2013
Q	PRC	2010131	42	December 20, 2012
腾讯	PRC	1962827	38	February 27, 2013
腾讯	PRC	2010130	42	December 20, 2012
Tencent	PRC	1962826	38	February 27, 2013
Tencent	PRC	2010132	42	December 20, 2012
QQ	PRC	1915547	9	December 6, 2012
	PRC	1915548	9	December 6, 2012
	PRC	2010918	14	November 27, 2012
	PRC	1925086	16	February 13, 2013
	PRC	2006176	18	November 13, 2012
	PRC	1997920	28	February 20, 2013
BQQ	PRC	3008045	38	March 6, 2013
BQQ	PRC	3008046	42	January 20, 2013
MQQ	PRC	3008044	38	March 6, 2013
MQQ	PRC	3008043	42	January 20, 2013
Q·Gen	PRC	3030669	25	March 20, 2013
Q·Gen	PRC	3030668	28	April 6, 2013
	PRC	3058135	9	March 13, 2013
	PRC	3058134	38	April 27, 2013
	PRC	3058133	42	April 27, 2013
QQ	PRC	3058132	9	April 27, 2013
QQ	PRC	3058130	42	December 20, 2012
腾讯 Tencent	PRC	2005170	25	August 20, 2013
QQ	PRC	2010126	42	December 20, 2012

Trademarks	Place of registration	Registration number	Classes	Expiry date
Q·Gen	PRC	3214616	38	November 6, 2013
BQQ	PRC	3261818	9	October 6, 2013
BUSINESS QQ	PRC	3261817	9	October 6, 2013
VQQ	PRC	3261956	9	October 6, 2013
	PRC	1955912	38	November 6, 2012
QQ	PRC	1962825	38	February 27, 2013
Q·Gen	PRC	3030673	14	January 13, 2014
Q·Gen	PRC	3030672	16	November 26, 2011
Q·Gen	PRC	3030671	18	January 13, 2014
BUSINESS QQ	PRC	3037702	38	November 27, 2013
腾讯	PRC	3247995	25	January 13, 2014
QQQ	PRC	3261952	9	January 13, 2014
QQ	PRC	1786257	21	June 13, 2012
	PRC	1767206	12	May 13, 2012
	PRC	1793447	13	June 20, 2012
	PRC	1811680	15	July 20, 2012
	PRC	1790071	17	June 20, 2012
	PRC	1811193	19	July 20, 2012
	PRC	1790958	20	June 20, 2012
	PRC	1934791	21	January 6, 2013
	PRC	1815060	22	July 27, 2012
	PRC	1811527	23	July 20, 2012
	PRC	1811396	24	July 20, 2012
	PRC	1934678	26	October 6, 2012
	PRC	1900571	1	January 20, 2013
	PRC	1902888	2	August 20, 2012
	PRC	1795349	3	June 27, 2012
	PRC	1790465	4	June 20, 2012
	PRC	1795553	5	June 27, 2012
	PRC	1767180	6	May 13, 2012
	PRC	1911492	7	October 6, 2012
	PRC	1909381	8	October 20, 2012
	PRC	1787224	10	June 13, 2012
	PRC	1919435	11	January 27, 2013
	PRC	1944243	27	January 6, 2013
	PRC	1783334	29	June 6, 2012
	PRC	1948001	30	September 13, 2012
	PRC	1797522	31	June 27, 2012
	PRC	1804156	32	July 6, 2012
	PRC	1764024	33	May 6, 2012
	PRC	3124708	34	March 20, 2013
	PRC	1946375	34	January 6, 2013
	PRC	1956795	35	November 20, 2012
	PRC	1949528	37	November 27, 2012
	PRC	1961112	39	November 6, 2012
	PRC	1947472	40	January 20, 2013
	PRC	1956616	41	November 27, 2012
Q	PRC	1968962	35	March 13, 2013
QQ	PRC	1970233	1	December 13, 2012
QQ	PRC	1973080	2	November 27, 2012
QQ	PRC	1905425	4	September 27, 2012

Trademarks	Place of registration	Registration number	Classes	Expiry date
QQ	PRC	1907465	5	December 20, 2012
QQ	PRC	1974165	6	November 27, 2012
QQ	PRC	1975923	7	February 27, 2013
QQ	PRC	1979268	8	November 20, 2012
QQ	PRC	1788715	10	June 13, 2012
QQ	PRC	1921888	11	February 6, 2013
QQ	PRC	1977837	12	November 13, 2012
QQ	PRC	2013421	13	December 6, 2012
QQ	PRC	2012961	15	September 27, 2012
QQ	PRC	2004021	17	October 27, 2012
QQ	PRC	1929216	19	January 20, 2013
QQ	PRC	1929840	20	November 6, 2012
QQ	PRC	1991974	22	November 13, 2012
QQ	PRC	1993363	23	September 27, 2012
QQ	PRC	1991855	24	December 13, 2012
QQ	PRC	1986557	26	December 6, 2012
QQ	PRC	1995403	27	December 13, 2012
QQ	PRC	1961506	31	December 27, 2012
QQ	PRC	1964489	33	October 13, 2012
QQ	PRC	3124705	34	March 20, 2013
QQ	PRC	1962083	34	January 6, 2013
QQ	PRC	1968966	35	March 13, 2013
QQ	PRC	1960408	37	February 27, 2013
QQ	PRC	1991471	39	February 27, 2013
QQ	PRC	1993530	40	March 20, 2013
QQ	PRC	1984032	41	March 20, 2013
腾讯 Tencent	PRC	1970238	1	December 13, 2012
腾讯 Tencent	PRC	1973077	2	November 27, 2012
腾讯 Tencent	PRC	1905750	3	January 6, 2013
腾讯 Tencent	PRC	1905424	4	February 6, 2013
腾讯 Tencent	PRC	1907463	5	November 6, 2012
腾讯 Tencent	PRC	1974172	6	November 27, 2012
腾讯 Tencent	PRC	1975926	7	February 27, 2013
腾讯 Tencent	PRC	1979266	8	December 20, 2012
腾讯 Tencent	PRC	1788581	10	June 13, 2012
腾讯 Tencent	PRC	1977836	12	November 13, 2012
腾讯 Tencent	PRC	2013419	13	December 6, 2012
腾讯 Tencent	PRC	2012964	15	January 6, 2013
腾讯 Tencent	PRC	2004024	17	February 6, 2013
腾讯 Tencent	PRC	1929214	19	January 20, 2013
腾讯 Tencent	PRC	1929838	20	November 6, 2012
腾讯 Tencent	PRC	1934794	21	February 13, 2013
腾讯 Tencent	PRC	1991975	22	November 13, 2012
腾讯 Tencent	PRC	1993362	23	January 6, 2013
腾讯 Tencent	PRC	1991832	24	December 13, 2012
腾讯 Tencent	PRC	1986550	26	December 13, 2012
腾讯 Tencent	PRC	1995402	27	December 13, 2012
腾讯 Tencent	PRC	1996972	29	October 20, 2012
腾讯 Tencent	PRC	1965813	30	January 6, 2013
腾讯 Tencent	PRC	1961510	31	October 6, 2012
腾讯 Tencent	PRC	1982814	32	December 13, 2012
腾讯 Tencent	PRC	1964491	33	October 13, 2012
腾讯 Tencent	PRC	1962087	34	January 6, 2013

Trademarks	Place of registration	Registration number	Classes	Expiry date
腾讯 Tencent	PRC	1960407	37	February 27, 2013
腾讯 Tencent	PRC	1991468	39	February 27, 2013
腾讯 Tencent	PRC	1993529	40	March 20, 2013
腾讯 Tencent	PRC	1950644	35	November 6, 2012
腾讯 Tencent	PRC	1984033	41	March 20, 2013
腾讯	PRC	1968963	35	March 13, 2013
Tencent	PRC	1968965	35	March 13, 2013
腾讯 Tencent	PRC	3124702	34	March 20, 2013
BUSINESS IM	PRC	3008048	42	January 20, 2013
BUSINESS IM	PRC	3008047	38	October 27, 2013
QQ	PRC	1905755	3	June 27, 2013
	PRC	3124709	5	June 13, 2013
QQ	PRC	3124706	5	May 27, 2013
腾讯 Tencent	PRC	3124703	5	May 27, 2013
Q·Gen	PRC	3030670	21	May 6, 2013
Q·Gen	PRC	3261811	29	August 6, 2013
Q·Gen	PRC	3261809	30	September 27, 2013
	PRC	3124707	36	October 6, 2013
QQ	PRC	3124704	36	October 6, 2013
腾讯 Tencent	PRC	3124701	36	October 6, 2013
	PRC	3174101	41	August 27, 2013
	PRC	3174100	41	August 27, 2013
	PRC	3174102	41	August 27, 2013
	PRC	3214618	41	September 20, 2013
Q·Gen	PRC	3214617	41	September 20, 2013
VQQ	PRC	3261954	41	October 6, 2013
QQQ	PRC	3261950	41	October 6, 2013
WAPQQ	PRC	3261958	41	October 6, 2013
移动QQ	PRC	3261832	41	October 6, 2013
无线QQ	PRC	3261836	41	October 6, 2013
	PRC	3091480	43	July 6, 2013
腾讯 Tencent	PRC	3091474	43	July 13, 2013
腾讯 Tencent	PRC	3091473	44	July 6, 2013
QQ	PRC	3091476	44	July 6, 2013
	PRC	3091479	44	July 6, 2013
	PRC	3091478	45	July 6, 2013
QQ	PRC	3091475	45	July 6, 2013
腾讯 Tencent	PRC	3091472	45	July 6, 2013
Q·Gen	PRC	3261813	22	December 13, 2013
Q·Gen	PRC	3261812	24	November 27, 2013
Q·Gen	PRC	3261947	32	January 20, 2014
	Hong Kong	15833/2001	25	September 28, 2008
	Hong Kong	B8752/2003	28	September 28, 2008
QQ	Hong Kong	8280/2003	9	September 28, 2008
QQ	Hong Kong	8281/2003	38	September 28, 2008
QQ	Hong Kong	8282/2003	42	September 28, 2008
	Japan	4649682	9,38,42,45	February 28, 2013
QQ	Japan	4649683	9,38,42,45	February 28, 2013
	Singapore	T01/15805B	42	October 5, 2011
QQ	Singapore	T01/15806J	38	October 5, 2011
	Taiwan	1048012	28	June 15, 2013
	Taiwan	178655	38	March 15, 2013
	Taiwan	176918	42	January 31, 2013

Trademarks	Place of registration	Registration number	Classes	Expiry date
QQ	Taiwan	178654	38	March 15, 2013
QQ	Taiwan	176917	42	January 31, 2013

We have also applied for the registration for a number of our trademarks. These applications are currently pending.

(b) Domain Names:

We have full legal rights over and have registered the following domain names:

Domain Name	Date of Expiry
qq.com	May 5, 2010
tencentmessenger.com	June 30, 2008
tencentmessenger.net	June 30, 2008
qqsearch.com	March 19, 2008
imok.net	September 13, 2010
tencent.com	September 13, 2010
tencent.net	January 25, 2010
tencent.bz	March 19, 2010
tencent.info	March 19, 2010
tencent.us	March 18, 2010
imcq.com	February 13, 2006
imcq.net	February 13, 2006
imcq.org	February 13, 2006
q-gen.net	October 23, 2010
imqq.com	June 6, 2010
imqq.net	February 1, 2010
qqjapan.com	January 22, 2006
qqjapan.net	January 22, 2006
japanqq.com	January 31, 2006
jpqq.com	January 31, 2006
qqkr.com	January 31, 2006
qqkorea.com	January 31, 2006
myrtx.com	June 30, 2008
rtxonline.com	June 30, 2008
rtxmail.com	January 19, 2008
qq2000.com	March 8, 2006
qq2000.net	March 8, 2006
tencent.tv	September 15, 2004
sjkx.com	October 9, 2010
1700.cn	March 18, 2005
9777.cn	March 19, 2005
bqq.cn	March 17, 2005
imcq.cn	March 18, 2005
imqq.cn	March 17, 2005
iqq.cn	March 17, 2005
mqq.cn	March 17, 2005
qgen.cn	March 17, 2005
qq2000.cn	March 18, 2005
vqq.cn	March 17, 2005
1700.com.cn	March 14, 2005
9777.com.cn	March 14, 2005

Domain Name	Date of Expiry
bqq.com.cn	January 7, 2005
imok.com.cn	March 18, 2005
imqq.com.cn	March 17, 2005
iqq.com.cn	December 30, 2004
mqq.com.cn	December 2, 2004
qgen.com.cn	December 30, 2004
vqq.com.cn	November 28, 2004
1700.net.cn	March 14, 2005
9777.net.cn	March 14, 2005
bqq.net.cn	January 8, 2005
imok.net.cn	March 18, 2005
imqq.net.cn	March 17, 2005
iqq.net.cn	December 30, 2004
mqq.net.cn	December 2, 2004
qgen.net.cn	December 30, 2004
qqx.net.cn	November 28, 2004
vqq.net.cn	November 28, 2004
1700.org.cn	March 14, 2005
9777.org.cn	March 14, 2005
bqq.org.cn	November 28, 2004
imok.org.cn	March 18, 2005
imqq.org.cn	March 17, 2005
iqq.org.cn	December 30, 2004
mqq.org.cn	December 2, 2004
oi.org.cn	January 7, 2005
oic.org.cn	January 6, 2005
oicq.org.cn	January 6, 2005
qgen.org.cn	December 30, 2004
q-gen.org.cn	January 6, 2005
qq.com.cn	January 7, 2009
qq.org.cn	November 19, 2004
qqx.org.cn	November 28, 2004
tencent.org.cn	January 7, 2005
vqq.org.cn	November 28, 2004
9777.org	March 14, 2005
騰訊.net	July 1, 2004
腾讯通.中国	July 3, 2004
騰訊通.中國	July 3, 2004
腾讯通.cn	July 3, 2004
騰訊通.cn	July 3, 2004
腾讯通.com	July 1, 2004
騰訊通.com	July 1, 2004
腾讯通.net	July 1, 2004
騰訊通.net	July 1, 2004
rtx.com.cn	July 1, 2005
sjkx.com.cn	October 16, 2004
oicq.cn	March 17, 2005
q-gen.cn	March 17, 2005
tencent.cn	March 17, 2005
tengxun.cn	March 17, 2005
oicq.com.cn	March 8, 2005
q-gen.com.cn	October 31, 2004
tencent.com.cn	May 30, 2005
tengxun.com.cn	July 20, 2005

Domain Name	Date of Expiry
oicq.net.cn	July 20, 2005
q-gen.net.cn	October 31, 2004
tencent.net.cn	May 30, 2005
tengxun.net.cn	July 20, 2005
1258688.cn	August 20, 2004
1258688.com.cn	August 20, 2004
1259088.cn	August 20, 2004
1259088.com.cn	August 20, 2004
qqgame.cn	July 15, 2005
qqgame.com.cn	July 14, 2005
oi.cn	March 17, 2005
oic.cn	March 17, 2005
oi.com.cn	March 3, 2005
oic.com.cn	March 3, 2005
oi.net.cn	March 3, 2005
oic.net.cn	March 3, 2005
腾讯.cn	July 23, 2004
腾讯.中国	July 23, 2004
騰訊.cn	July 23, 2004
騰訊.中國	July 23, 2004

13. OTHER INFORMATION

Estate duty

The Directors have been advised that no material liability for estate duty under Cayman Islands, BVI or PRC law is likely to fall on us.

The Shares are Hong Kong Property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) (as amended) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of Shares.

Preliminary expenses

The estimated preliminary expenses of the Company are approximately HK$75,000 and are payable by the Company.

Qualification of experts

The qualifications of the experts who have given opinions in this Prospectus are as follows:

Name	Qualification
Goldman Sachs (Asia) L.L.C.	Deemed licensed under the SFO for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) as defined under the SFO
PricewaterhouseCoopers	Certified public accountants
American Appraisal China Limited	Property valuers and business valuers
Minter Ellison	Hong Kong lawyers
Conyers Dill & Pearman, Cayman	Cayman Islands attorneys-at-law
Zhong Lun Law Firm	PRC lawyers

Consents of experts

Goldman Sachs, PricewaterhouseCoopers, American Appraisal China Limited, Minter Ellison, Conyers Dill & Pearman, Cayman and Zhong Lun Law Firm have given and have not withdrawn their respective written consents to the issue of this Prospectus with the inclusion of their reports, valuation certificate, letters and/or opinions and summaries of opinion (as the case may be) and/or the references to their names included herein in the form and context in which they respectively appear.

Binding effect

This Prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this Prospectus and delivered to the Registrar of Companies in Hong Kong for registration were copies of the **WHITE** and **YELLOW** Application forms, the written consents referred to in the paragraph headed "Consents of experts" of Appendix VII to this Prospectus and copies of the material contracts referred to in the paragraph headed "Summary of Material Contracts" in Appendix VII to this Prospectus.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP located at 12/F, Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, during normal business hours up to and including June 21, 2004:

(a) the Memorandum and Articles of Association;

(b) the Accountants' Report in respect of the Group, signed by PricewaterhouseCoopers, Certified Public Accountants, the text of which is set out in Appendix I to this Prospectus;

(c) the audited consolidated financial statements which have been prepared for the Group for the three years ended December 31, 2003 and for the three-month period from January 1, 2004 to March 31, 2004 inclusive;

(d) the letters relating to the profit forecast, the texts of which are set out in Appendix II to this Prospectus;

(e) the letter on pro forma financial information dated June 7, 2004 on the unaudited pro forma earnings per share and the adjusted net tangible assets of the Company, signed by PricewaterhouseCoopers, Certified Public Accountants, the text of which is set out in Appendix III to this Prospectus;

(f) the letter dated June 7, 2004 and valuation certificate relating to the Group's property interests prepared by American Appraisal China Limited, the text of which is contained in Appendix IV to this Prospectus;

(g) the PRC legal opinion dated June 7, 2004 and issued by Zhong Lun Law Firm, our PRC legal counsel, as described in the sections of this Prospectus entitled "Regulations" and "Our History and Structure";

(h) the letter dated June 7, 2004 and prepared by Conyers Dill & Pearman, Cayman summarizing certain aspects of Cayman Islands company law referred to in the section entitled "Summary of the Constitution of the Company and Cayman Islands Company Law" in Appendix V to this Prospectus;

(i) the letter dated June 7, 2004 and issued by Minter Ellison, our Hong Kong counsel, advising us on the enforceability of employment agreements;

(j) the Company Law;

(k) the rules of the Pre-IPO Share Option Scheme and the Share Option Scheme;

(l) the material contracts referred to in the section entitled "Summary of material contracts" in Appendix VII to this Prospectus;

(m) the written consents referred to in the section entitled "Consents of experts" in Appendix VII to this Prospectus;

(n) the service agreements referred to in the section entitled "Particulars of service contracts" in Appendix VII to this Prospectus; and

(o) the list of all grantees under the Pre-IPO Share Option Scheme referred to in the section entitled "Pre-IPO Share Option Scheme" in Appendix VII to this Prospectus.

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[THIS PAGE INTENTIONALLY LEFT BLANK]

Tencent 腾讯

Tencent Holdings Limited

騰訊控股有限公司

Incorporated in the Cayman Islands with limited liability



Internet
Instant Messaging
Q-Gen
Mobile
Games
QQ.com
Avatar
RTX

Global Offering

Global Coordinator, Bookrunner, Lead Manager and Sponsor

Goldman Sachs

Hong Kong Public Offering and International Placing

Goldman Sachs (Asia) L.L.C.

Companies Registry
公司註冊處

Form 表格 F3

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F13249

1 Company Name 公司名稱

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

2 Type of Change 更改事項 (Please tick the relevant boxes 請在有關格內加 ✓ 號)

☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職

Name 姓名

Surname 姓氏	Other names 名字
LO	SHEK HON

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年
13	05	2004

~~Name 姓名~~

Surname 姓氏	Other names 名字

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Presentor's Name and Address
提交人的姓名及地址

ME (HK) CORPORATE SERVICES LIMITED
911-918 HUTCHISON HOUSE
10 HARCOURT ROAD
CENTRAL, HONG KONG

For Official Use
請勿填寫本欄

First revision to Specification No. 1/97 (Amendment No. 1/2000)
指明表格第 1/97 號的第 1 次修訂(修訂編號第 1/2000 號)

HK1_43489_1 (W97)

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號: F13249

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3) B. Appointment of new authorized representative 新授權代表 or 或
(Note 註 4) Change of particulars of existing authorized representative 更改現任授權代表資料

Existing Name 現用姓名	LAU 劉 / SUK YI 淑儀
Name／New Name 姓名／新姓名 (Surname 姓氏 / Other names 名字)	N/A
Address 地址	FLAT G, 16/F, BLOCK 18 SERENO VERDE, 99 TAI TONG ROAD YUEN LONG, NEW TERRITORIES, HONG KONG
Date of Appointment 委任日期 (DD 日 / MM 月 / YYYY 年)	N/A

Existing Name 現用姓名	N/A
Name／New Name 姓名／新姓名 (Surname 姓氏 / Other names 名字)	WOO 胡 / SZE FAT STEVE 士發
Address 地址	FLAT B, 32ND FLOOR WINSOME PARK, 42 CONDUIT ROAD HONG KONG
Date of Appointment 委任日期 (DD 日 / MM 月 / YYYY 年)	13 / 05 / 2004

Signed 簽名 : [signature]

(Name 姓名) : (Ma Huateng) Date 日期 : 13 May 2004

Director／~~Secretary／Manager／Authorized Representative~~ *
董事／~~秘書／經理／授權代表~~ *

* *Delete whichever does not apply 請刪去不適用者*

HK1_43489_1 (W97)

Companies Registry
公司註冊處

Form 表格 F3

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F13249

1 Company Name 公司名稱

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

2 Type of Change 更改事項 (Please tick the relevant boxes 請在有關格內加 ✓ 號)

☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職

Name 姓名

Surname 姓氏	Other names 名字
LO	SHEK HON

Date of Resignation/Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年
13	05	2004

~~Name 姓名~~

Surname 姓氏	Other names 名字

Date of Resignation/Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Presentor's Name and Address
提交人的姓名及地址

ME (HK) CORPORATE SERVICES LIMITED
911-918 HUTCHISON HOUSE
10 HARCOURT ROAD
CENTRAL, HONG KONG

For Official Use
請勿填寫本欄

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號: F13249

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3) B. Appointment of new authorized representative 新授權代表 or 或
(Note 註 4) Change of particulars of existing authorized representative 更改現任授權代表資料

Existing Name 現用姓名: LAU 劉 SUK YI 淑儀

Name / New Name 姓名／新姓名: N/A
Surname 姓氏 Other names 名字

Address 地址: FLAT G, 16/F, BLOCK 18
SERENO VERDE, 99 TAI TONG ROAD
YUEN LONG, NEW TERRITORIES,
HONG KONG

Date of Appointment 委任日期: N/A
DD 日 MM 月 YYYY 年

Existing Name 現用姓名: N/A

Name / New Name 姓名／新姓名: WOO 胡 SZE FAT STEVE 士發
Surname 姓氏 Other names 名字

Address 地址: FLAT B, 32ND FLOOR
WINSOME PARK, 42 CONDUIT ROAD
HONG KONG

Date of Appointment 委任日期:

DD 日	MM 月	YYYY 年
13	05	2004

Signed 簽名 : [signature]

(Name 姓名) : (Ma Huateng) Date 日期 : 13 May 2004

Director / ~~Secretary / Manager / Authorized Representative~~ *
董事 / ~~秘書 / 經理 / 授權代表~~ *

* Delete whichever does not apply 請刪去不適用者

HK1_43469_1 (W97)

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F 13249

1 Company Name 公司名稱

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

2 Type of Change 更改事項

• ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

• ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

• Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Tencent Holdings Limited
Room 3506, 35/F., Tower 2
Lippo Centre
89 Queensway, Admiralty, Hong Kong

For Off
請勿填寫

Your Receipt
Companies Registry
H.K.

03/06/2004 AA226346
CP No. : F-013249-
Sh. Form : D2F

Specification No. ...

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F 13249

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment／Change of particulars** 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of Address of the Company Secretary	13 / 05 / 2004 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名: LAU 劉 SUK YI 淑儀

Name／New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址:
FLAT G, 16/F, BLOCK 18
SERENO VERDE, 99 TAI TONG ROAD
YUEN LONG, NEW TERRITORIES
HONG KONG

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G251391(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification Includes __-__ Continuation Sheet A and __-__ Continuation Sheet B.

本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (Lau Suk Yi) Date 日期 : 1 June 2004

~~Director／Secretary／Manager／~~ Authorized Representative *

~~董事／秘書／經理~~／授權代表 *

* Delete whichever does not apply 請刪去不適用者